UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ending March 31, 2006

Date:	November 24, 2005
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(Former company name : Mitsubishi Tokyo Financial Group, Inc.)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager—Financial Planning Division
(Phone) +81-3-3240-8154
Date of resolution of Board of Directors with respect to the interim consolidated financial statements:	November 24, 2005
Trading accounts:	Established

1. Consolidated financial data for the six months ended September 30, 2005

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Ordinary income	1,401,294	1,258,164	2,628,509
Change from the previous year	11.4%	(7.6)%
Ordinary profit	381,152	310,306	593,291
Change from the previous year	22.8%	13.5%
Net income	300,699	171,678	338,416
Change from the previous year	75.2%	(43.1)%
Net income per common share	45,529.68	25,924.96	51,086.02
Net income per common and common equivalent share	—	—	—

Notes:

1.	Equity in earnings of affiliates:

For the six months ended September 30, 2005:	7,196	million yen
For the six months ended September 30, 2004:	7,573	million yen
For the year ended March 31, 2005:	17,686	million yen

2.	Average number of shares outstanding:

For the six months ended September 30, 2005:
(common stock)	6,538,585	shares
(preferred stock—class 3)	100,000	shares
For the six months ended September 30, 2004:
(common stock)	6,492,611	shares
(preferred stock—class 1)	81,022	shares
(preferred stock—class 2)	8,196	shares
For the year ended March 31, 2005:
(common stock)	6,510,652	shares
(preferred stock—class 1)	60,779	shares
(preferred stock—class 2)	4,109	shares
(preferred stock—class 3)	11,780	shares

3.	Changes in accounting policy: No

(2) Financial condition

	(in millions of yen except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Total assets	115,619,705	113,408,478	110,285,508
Shareholders’ equity	5,296,081	4,306,432	4,777,825
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	4.6%	3.8%	4.3%
Shareholders’ equity per common share	771,314.08	623,070.24	673,512.65
Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements, the “BIS”)	(preliminary basis) 12.01%	10.92%	11.76%

Note:

Number of shares outstanding as of:

September 30, 2005:
(common stock)	6,538,298	shares
(preferred stock—class 3)	100,000	Shares
September 30, 2004:
(common stock)	6,516,155	shares
(preferred stock—class 1)	81,022	shares
March 31, 2005:
(common stock)	6,538,751	shares
(preferred stock—class 1)	40,482	shares
(preferred stock—class 3)	100,000	shares

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Net cash provided by operating activities	2,168,358	6,106,171	1,289,492
Net cash provided by (used in) investing activities	(1,276,206)	(5,490,858)	(402,229)
Net cash provided by (used in) financing activities	338,701	(30,770)	331,922
Cash and cash equivalents at end of (interim) fiscal year	5,505,687	3,625,125	4,243,076

(4) Scope of consolidation and application of the equity method

Consolidated subsidiaries: 152 Affiliated companies accounted for by the equity method: 23

(5) Change in the scope of consolidation and application of the equity method

Consolidated subsidiaries:	Newly included: 6	Excluded: 0
Affiliated companies accounted for by the equity method:	Newly included: 1	Excluded: 3

2. Earning projections for the fiscal year ending March 31, 2006

(in millions of yen)
Ordinary income	Ordinary profit	Net income
4,085,000	990,000	520,000

Projected net income per common share for the year ending March 31, 2006 (yen):            62,178.35

(Reference)

Formulas for computing ratios for the six months ended September 30, 2005 are as follows.

Net income per common share

        Net income – Total dividends on preferred stock

Average number of common stock during the period *

Net income per common and common equivalent share

        Net income – Total dividends on preferred stock + Adjustments in net income

Average number of common stock during the period * + Common equivalent share

Shareholders’ equity per common share

        Shareholders’ equity at end of period – Deduction from shareholders’ equity**

Number of common stock at end of period *

Formula for computing projected earning ratio for the fiscal year ending March 31, 2006 is as follows.

Projected net income per common share

        Projected net income - Projected total dividends on preferred stock

Projected average number of common stock for the fiscal year *

*	excluding treasury stock
**	number of preferred stock at end of period × issue price + total dividends on preferred stock

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation — and expressly disclaims any obligation — to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

1. Information on Mitsubishi Tokyo Financial Group (MTFG)

MTFG is engaged primarily in the banking business and also conducts trust business, securities business, asset management and administration business and other related financial businesses. The following is an illustration of the Company’s corporate governance structure and major subsidiaries as of September 30, 2005.

Main Subsidiaries

Mitsubishi UFJ Financial Group, Inc. — Organizational Chart (As of October 1, 2005)

General Meeting of Shareholders
Board of Directors
Internal Audit and Compliance Committee
Nomination Committee
Remuneration Committee
Corporate Auditors Board of Corporate Auditors
Executive Committee
Committees / Meetings
Integrated Retail Banking Business Group
Retail Business Planning Div.
Retail Compliance Office
Retail Academy
Channel Strategy Office
Retail Business Development Div.
Corporate Employee Banking Planning Office
Customer Satisfaction Planning Div.
Retail Marketing Div.
Private Banking Planning Div.
Corporate Owner Business Planning Office
Mortgage Business Planning Div.
Consumer Finance Planning Div.
Retail Trust Business Planning Div.
Integrated Corporate Banking Business Group
Corporate Business Planning Div.
Trust Business Planning Div.
Investment Banking Planning Div.
Corporate Business Development Div. No1
Corporate Business Development Div. No2
Small & Medium Enterprise Banking Office
Global Planning Div.
Integrated Trust Assets Business Group
Asset Management and Administration Planning Div.
Corporate Administration Div.
Corporate Planning Div.
Investors Relations Office
Public Relations Div.
Financial Planning Div.
Financial Accouting Office
Corporate Risk Management Div.
Credit & Investment Management Div.
Compliance Div.
Internal Audit Div.
Corporate Governance Div. for the United States

Main Affiliate Companies

2. Management Policy

(1)	Principal management policy

The group’s management philosophy serves as the basic policy in conducting its business activities, and will provide guidelines for all group activities.

The group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the group management philosophy are set forth below. The group’s holding company, commercial bank, trust bank and securities company will adopt the group’s management philosophy as their own respective management philosophy, and the entire group will strive to comply with this philosophy.

Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.
2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.
3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.
4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.
5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.
6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

(2)	Basic policy regarding profit distribution

Given the public nature of a bank holding company, it is the Company’s policy to endeavor to maintain stable dividends while improving the Company’s overall strength in order to bolster its financial health and continued sound management.

With respect to interim dividends for the six months ended September 30, 2005, the Company has decided to pay ¥3,000 per share for common stock and ¥30,000 per share for class 3 preferred stock.

With respect to fiscal year end dividends for the fiscal year ending March 31, 2006, the Company plans to pay ¥3,000 per share for common stock (which, together with the interim dividend, shall result in a total of ¥6,000 per share for the fiscal year ending March 31, 2006) and ¥30,000 per share for class 3 preferred stock (which, together with the interim dividend, shall result in a total of ¥60,000 per share for the fiscal year ending March 31, 2006).

(3)	Basic policy relating to the possible lowering of the minimum investment amount

With regard to the possible lowering of the minimum investment amount of the Company’s common stock, the Company does not believe that it needs to make any actions immediately, after taking into account such factors as the stock price, the number of shareholders, liquidity issues and the transaction costs and potential benefits. The Company, however, will continue to consider, as appropriate, the possibility of lowering the minimum purchase price while taking into account investor needs and the above-described factors.

(4)	Management targets

On October 1, 2005, management integration of Mitsubishi Tokyo Financial Group and UFJ Group was implemented to form Mitsubishi UFJ Financial Group. (MUFG).

MUFG aims to achieve its aspiration to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008. The financial targets set to achieve the aspiration are as follows:

	Fiscal year 2004 Results*1	Fiscal year 2008 Targets

Consolidated net operating profit*2	Approximately 1,710 billion yen	Approximately 2,500 billion yen

Consolidated expense ratio	Approximately 50%	40-45% Range

Consolidated net income	(Δ216 billion yen)	Approximately 1,100 billion yen

Consolidated ROE	(Δ4.8%)	Approximately 17%

*1	Combined base of MTFG Groups’ and UFJ Groups’ financial results

*2	Consolidated net operating profit before consolidation adjustments(management accounting basis, excluding dividend income from subsidiaries.)

Underlying macroeconomic assumptions:

	FY2005	FY 2006	FY 2007	FY 2008
3M Tibor (period average)	0.13%	0.29%	0.41%	0.46%
10 year JGB (period average)	1.81%	2.22%	2.29%	2.29%
JPY to 1USD (at FY end)	105 yen	105 yen	105 yen	105 yen
Real GDP growth rate (annual)	1.1%	1.9%	1.0%	1.8%

(5)	Medium- and long-term management strategy

MUFG is a fully-fledged comprehensive financial group comprising commercial banks, a trust bank, and a securities company, as well as credit card companies, consumer finance companies, investment trust companies, leasing companies and a U.S. bank (Union Bank of California). The Group has set an aspiration of becoming one of the world’s top five financial institutions by market capitalization by the end of fiscal 2008 and is pursuing the following strategy.

1.	Business strategy

MUFG has defined Retail, Corporate and Trust Assets (asset management and administration) as its three core businesses and has established integrated business groups in the holding company for each core business. In this way MUFG aims to transcend the boundaries between business types and fully meet customer needs in a timely manner.

The retail banking business aims to achieve the highest level of customer satisfaction by providing world class products and services in diverse areas such as sales of investments products, housing loans, consumer finance, testamentary trusts and real estate while enhancing product development through global strategic alliances.

The corporate banking business aims to provide top-quality services and innovative products through a broad-ranging and global operational network comprising banking, trust banking and securities business and aims to secure a clear lead as the No.1 financial services provider to Japanese companies in Japan and overseas.

The trust assets business will aim to enhance its product lineup in both asset management and asset administration, and provide full-line services to meet all types of customer needs based on an efficient system that leverages economies of scale.

2.	Integration benefits (Pursuing efficiency)

By steadily pursuing the integration of its businesses and systems MUFG aims to rapidly realize efficiency benefits, including cost reductions, while also pursuing efficiency as a consolidated Group through allocation of resources within the Group and management and sourcing of funds in the most appropriate way.

3.	Delivering value to customers and to society

In the first article of its Management Philosophy the Group states, ‘We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence’. This customer-focused management approach forms the basis of all our activities.

In addition, we have identified the entrustment to the next generation of a better society and environment as the Group’s social responsibility. Through responding to the trust placed in us by customers and shareholders, we will seek to continuously raise corporate value.

4.	Strengthening of internal controls

As a leading comprehensive financial services group comprising diverse Group companies and as the world’s largest by assets, MUFG is pursuing a significant strengthening of its internal control framework. Specifically, to prevent inaccurate financial reporting and to ensure thorough compliance with the law throughout the Group, we will create an internal control framework based on the COSO* framework. Furthermore, as a New York Stock Exchange listed company, the Group will comply with the U.S. Sarbanes-Oxley Act of 2002 and the standards of the SEC, and establish and maintain a sophisticated internal control and risk management framework that meets the criteria of the new BIS regulations. Furthermore the Balanced Score Card (BSC) will be introduced as a management administration tool in order to improve the monitoring of business strategy execution.

(*)	“COSO” is the abbreviation for the Committee of Sponsoring Organizations of the Treadway Commission, which was established in 1985 sponsored by the American Institute of Certified Public Accountants and other organizations. COSO also refers to the internal control framework proposed by the Committee of Sponsoring Organizations of the Treadway Commission. As a standard framework, it has had significant influence on the financial inspection methods of government entities in various countries. In September 2004, COSO expanded the structural elements of internal control systems (first announced in 1992) and also released a more refined COSO ERM (COSO Enterprise Risk Management Framework).

By mobilizing the comprehensive strengths of the Group to execute the strategy described above, we will seek to realize our aspiration. We aim to create new value, and thus maximize corporate value, by delivering high quality and diverse comprehensive financial services to customers faster and in a more integrated way.

(6)	Issues facing the company

MUFG was formed on October 1, 2005 through the merger of MTFG and UFJ Holdings. The new Group will pursue a thoroughly customer-focused approach, and aim to win the strong support of customers as a comprehensive financial group, and realize its target of joining the global top five.

Under the integrated business group system, through product development strengths backed by strategic global business alliances, the Retail business will aim to provide global standard products and services in Japan and meet customers diverse needs. Specifically, while focusing on investment products, loans, consumer finance, and inheritance and real estate business we will also develop integrated retail sales outlets that combine banking, trust and securities services in a single location.

In the Corporate business, based on a full-line business base including banking, trust banking, securities, and global business we will provide the highest quality service and deliver innovative products. Specifically, for large corporate customers we will provide practical and timely solutions to their business issues, for medium-sized corporates we will aim to promote IPOs and business-matching services, etc., and for small- to medium-sized corporates we aim to further enhance our simple and rapid screening model in order to provide standardized and efficient small scale financing that is advantageous to them.

In the Trust Assets business, in both asset management and asset administration, we will aim to strengthen our product line-up and provide a full-line service, leveraging scale merits to provide an efficient system that can meet all types of customer requirements.

At the same time, the new group, as the world’s largest by assets and with its diverse array of subsidiaries, will establish a stable and effective system of corporate governance in order to achieve sound and appropriate management. Specifically, in order to improve transparency and fulfill its duty of accountability to shareholders more precisely and fully, based on a system of a Board of Directors and Board of Corporate Auditors, the new holding company has introduced a voluntary committee system and Advisory Board and strengthened oversight of the Group from an outside viewpoint.

With respect to the governance of the entire group we will establish a Group-wide risk management and internal audit systems, strengthen the supervision of our main subsidiaries for example by the dispatch of board members, and create a governance system.

The new Group aims to create a premier, comprehensive, global financial group that can grow corporate value while competing and succeeding on the global stage.

(7)	Corporate governance principles and status of implementation of corporate governance measures
Corporate Governance Principles

As described above, the Group’s management philosophy serves as the basic policy that provides the foundation for the formulation of management strategies and management decision making. In addition MUFG has formulated a Code of Ethics that embody the common values and ethical principles of the Group, and provide a set of conduct guidelines to be reflected in business activity.

In order to realize the precepts of MUFG’s Management Philosophy and Code of Ethics the Group is implementing strong corporate governance.

MUFG Code of Ethics

1.	Establishment of trust

We will remain keenly aware of the Group’s social responsibilities and public mission and will exercise care and responsibility in the handling of customer and other information. By conducting sound and appropriate business operations and disclosing corporate information in a timely and appropriate manner we will seek to establish enduring public trust in the Group.

2.	Putting customers first

We will always consider our customers, and through close communication will endeavor to satisfy them and gain their support by providing financial services that best meet their needs.

3.	Strict observance of laws, regulations, and internal rules

We will strictly observe applicable laws, regulations and internal rules, and will conduct our business in a fair and trustworthy manner that conforms to societal norms. As a global comprehensive financial group we will also respect internationally accepted standards.

4.	Respect for human rights and the environment

We will respect the character and individuality of others, work to maintain harmony with society, and place due importance on the protection of the global environment that belongs to all mankind.

5.	Disavowal of anti-social elements

We will stand resolutely against any anti-social elements that threaten public order and safety.

Status of implementation of corporate governance measures

MUFG aims to create a system of corporate governance that is appropriate to a premier, comprehensive, global financial group.

1.	Governance functions of the holding company

Based on a system comprising corporate auditors and directors, the holding company (MUFG) has enhanced the role of external viewpoints in its governance and has introduced a voluntary committee system in order to establish stable and effective corporate governance.

(1)	Appointment of outside directors and establishment of voluntary committees

We have appointed several outside directors to the Board of Directors. Furthermore, as a measure to enhance supervision of management, we have introduced a voluntary system of board committees comprised mainly of outside members and chaired by an outside director, such as the Internal Audit and Compliance Committee, the Nomination Committee and the Compensation Committee.

(2)	Appointment of a majority of outsiders to the Board of Corporate Auditors

We have appointed three outside corporate auditors such that the Board of Corporate Auditors comprises a majority of outside corporate auditors.

(3)	Establishment of an Advisory Board

The Advisory Board is composed of external experts and, from an independent perspective, advises the Executive Committee on important management topics such as corporate strategy and business planning.

2.	Governance functions of the commercial bank and trust bank

Internal audit and compliance committees composed of a majority of outside members have also been set up in the Group’s commercial bank* and trust bank. These committees deliberate on matters relating to internal audit and compliance, and report them to Internal Audit and Compliance Committee of the holding company.

*  Bank of Tokyo-Mitsubishi UFJ”, which is scheduled to be established on January 1, 2006.

3.	Governance system of the whole Group (see charts)

The holding company also aims to develop its group-wide corporate governance structure by implementing group-wide risk management and internal audit systems, and by promoting strengthened supervision of management, for example by dispatching senior management to its major subsidiaries.

Appendix 1

Corporate Governance Structure of the New Holding Company and the New Bank

Shareholders
New Holding Company
General Meeting of Shareholders
Corporate Auditors/Board of Corporate Auditors
Corporate Auditors' Staff
Chairman of the Board
Board of Directors
Internal Audit and Compliance Committee
Nomination Committee
Remuneration Committee
Advisory Board
Executive Committee
Corporate Risk Management Committee, etc.
President & CEO
Report
Senior Management
Integrated Business Group
Senior Management
Corporate Staff Units
Senior Management
Corporate Risk Mangement Units
CAO
Internal Audit Unit
Audit
New Bank
General Meeting of Shareholders
Corporate Auditors/Board of Corporate Auditors
Corporate Auditors' Staff
Report
Chairman of the Board
Board of Directors
Internal Audit and Compliance Committee
Compliance Panel
Information Security Panel
Executive Committee
Risk Management Committee, etc.
Report
President
Senior Management
Operating Units
Senior Management
Corporate Staff Units
Senior Management
Corporate Risk Mangement Units
CAO
Internal Audit Unit
Audit
…Highlighted bodies include outside members

Appendix 2

Corporate Governance Structure of the New Trust Bank

Corporate Governance Structure of the New Securities Company

3. Results of Operations and Financial Condition

(1)	Results of operations

With respect to the financial and economic environment for the fiscal year ended September 30, 2005, overseas economies generally remained strong. The US economy steadily expanded even though the rise in crude oil prices and the onslaught of the hurricane had some negative effects on the economy. The Chinese economy continued its high growth, mainly led by increases in investments and exports.

In Japan, our economy has taken steps towards recovery during the first part of the current fiscal year. This can be seen in the increase in capital expenditures, the steady rise in private consumption due to improvements in the job market and personal income, and the increase in exports due to worldwide advancement in inventory adjustment. Meanwhile, the level of decline in consumer prices was much smaller than previous periods.

Regarding the financial environment, in the EU, the European Central Bank’s policy rate remained at 2%. In the United States, the target for the federal funds rate was raised from 2.75% to 3.75%. In Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the long-term interest rate in Japan declined temporarily before rising to new levels due to market expectations regarding an end to deflation and a change in the current easy monetary policy. In the foreign exchange markets, the yen depreciated against the US dollar due to the rising US interest rates environment during the fiscal year ended September 30, 2005.

Amidst this economic environment, net income for the six months ended September 30, 2005 was ¥300.6 billion, an increase of ¥129.0 billion from the six months ended September 30, 2004. This increase was primarily due to the following factors. The first factor was a ¥116.3 billion decrease in total credit costs, from ¥56.3 billion in total credit costs for the six months ended September 30, 2004 to ¥59.9 billion reversal of total credit costs for the six months ended September 30, 2005. The second factor was a ¥36.4 billion increase in net business profits before credit costs for trust accounts and provision for formula allowance for loan losses, from ¥388.9 billion for the six months ended September 30, 2004 to ¥425.3 billion for the six months ended September 30, 2005. The third factor was an increase in special gains of ¥95.6 billion due to the reversal of our allowance for credit losses, from ¥17.5 billion for the six months ended September 30, 2004 to ¥113.1 billion for the six months ended September 30, 2005.

Ordinary profit by business segment was ¥293.0 billion for the banking segment, ¥63.4 billion for the trust banking segment and ¥16.0 billion for the securities segment. Ordinary profit (loss) by geographic segment was ¥304.1 billion in Japan, ¥66.4 billion in North America, ¥1.8 billion in Europe and the Middle East, ¥17.3 billion in Asia and Oceania excluding Japan, and an ordinary loss of ¥0.6 billion in Latin America.

The Company has the following earning projections for the fiscal year ending March 31, 2006.

Consolidated ordinary income	Consolidated ordinary profit	Consolidated net income
¥4,085,000 million	¥990,000 million	¥520,000 million

*	The aggregate amount of Mitsubishi Tokyo Financial Group, inc.’s operating results (from April to September for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group, inc.’s projected earnings (from October to March for the fiscal year ending March 31, 2006)

(Reference)

1. Projected net income per common share (consolidated)		¥62,178.35
2. Projected net income per common share (non-consolidated)		¥121,223.30
3. Projected dividend per share (non-consolidated)	Common stock	¥6,000
	Preferred stock—class3	¥60,000
	Preferred stock—class8	¥15,900
	Preferred stock—class9	¥18,600
	Preferred stock—class10	¥19,400
	Preferred stock—class11	¥5,300
	Preferred stock—class12	¥11,500

(2) Financial condition

Loans and bills discounted increased by ¥685.8 billion from ¥46,446.6 billion at March 31, 2005 to ¥47,132.5 billion at September 30, 2005. This change consisted mainly of a decrease of ¥397.9 billion in domestic loans, an increase of ¥401.2 billion in loans made by overseas subsidiaries and an increase of ¥195.2 billion in domestic housing loans.

Investment securities increased by ¥1,652.6 billion, from ¥28,823.4 billion at March 31, 2005 to ¥30,476.0 billion at September 30, 2005.

Total shareholders’ equity increased by ¥518.2 billion, from ¥4,777.8 billion at March 31, 2005 to ¥5,296.0 billion at September 30, 2005.

For the six months ended September 30, 2005, net cash provided by operating activities was ¥2,168.3 billion, net cash used in investing activities was ¥1,276.2 billion and net cash used in financing activities was ¥338.7 billion. As a result, the balance of cash and cash equivalents at September 30, 2005 was ¥5,505.6 billion.

The Company’s consolidated risk adjusted capital ratio (based on applicable regulatory standards) was 12.01% (preliminary basis) at September 30, 2005, an increase of 0.24% from March 31, 2005.

The following table shows the Company’s consolidated risk adjusted capital ratio at September 30, 2004, March 31, 2005 and September 30, 2005.

	(in billions, except for percentages)
	At September 30, 2004	At March 31, 2005	At September 30, 2005 (Preliminary basis)
Tier I capital	¥4,025.9	¥4,286.7	¥4,646.9
Tier II capital	¥2,818.0	¥3,250.9	¥3,498.9
Tier III capital	—	—	—
Deduction from total qualifying capital	¥894.3	¥915.0	¥922.5
Total qualifying capital	¥5,949.6	¥6,622.6	¥7,223.3
Risk-adjusted assets	¥54,457.1	¥56,270.5	¥60,140.3
Consolidated risk-adjusted capital ratio (based on applicable regulatory standards)	10.92%	11.76%	12.01%

Note) Tier II and Tier III capital represent amounts includable as qualifying capital.

(3)  Risk relating to business ets.

The Company’s business and results of operations may be materially affected for a wide range of possible reasons (which may include those material to investors), including:

•	Risks relating to the integration of our group’s operation (including the risk that the proposed merger of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited may be delayed, materially altered or abandoned);

•	Increase of problem loans and credit-related expenses;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Inability to maintain BIS capital ratios above minimum levels;

•	Downgrade of the Company’s credit ratings and the negative effect on the Company’s treasury operations;

•	Ineffectiveness or failure of the Company’s business strategies;

•	Risks accompanying the expansion of the Company’s operation and the range of products and services;

•	Decline in the results of operations and financial conditions of the Company’s subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (especially in Asian and Latin American countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of the Company’s pension obligations;

•	Events that obligate the Company to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Disruption or impairment of the Company’s business or operations due to external circumstances or events (such as the destruction or impairment of the Company’s business sites and terrorist attacks);

•	Risks relating to the Company’s capabilities to protect confidential information;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Increase in competitive pressures;

•	Risks inherent in the Company’s holding company structure; and

•	Possible negative effects related to owning our shares.

For a detailed discussion of these risks and other risks, uncertainties, possible changes and others, please see the Company’s most recent public filings.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets

	As of September 30,		(A) – (B)	As of March 31,	(A) – (C)
(in millions of yen)	2005(A)	2004(B)		2005(C)
Assets:
Cash and due from banks	10,005,210	7,641,687	2,363,523	8,655,835	1,349,375
Call loans and bills bought	1,585,947	343,348	1,242,598	930,495	655,451
Receivables under resale agreements	1,232,312	951,074	281,237	500,490	731,821
Receivables under securities borrowing transactions	5,322,442	4,637,860	684,581	5,791,884	(469,442)
Commercial paper and other debt purchased	2,361,547	1,633,157	728,389	2,055,184	306,362
Trading assets	7,660,530	7,626,950	33,579	7,552,891	107,638
Money held in trust	348,707	451,935	(103,227)	456,481	(107,773)
Investment securities	30,476,088	33,690,393	(3,214,304)	28,823,427	1,652,660
Allowance for losses on investment securities	(1,695)	(1,262)	(432)	(1,198)	(497)
Loans and bills discounted	47,132,564	47,420,986	(288,422)	46,446,670	685,893
Foreign exchanges	728,024	653,654	74,369	677,907	50,116
Other assets	3,449,933	2,997,373	452,560	3,203,407	246,525
Premises and equipment	958,771	863,350	95,420	851,166	107,604
Deferred tax assets	102,615	719,396	(616,780)	485,078	(382,462)
Customers’ liabilities for acceptances and guarantees	4,878,890	4,580,375	298,514	4,595,401	283,489
Allowance for loan losses	(622,186)	(801,804)	179,618	(739,617)	117,431

Total assets	115,619,705	113,408,478	2,211,226	110,285,508	5,334,196

Liabilities:
Deposits	68,385,654	67,082,418	1,303,235	67,548,724	836,929
Negotiable certificates of deposit	3,160,845	3,896,695	(735,850)	2,824,981	335,864
Debentures	—	30,752	(30,752)	—	—
Call money and bills sold	7,838,254	9,083,330	(1,245,075)	9,169,566	(1,331,312)
Payables under repurchase agreements	4,480,043	5,182,015	(701,971)	2,908,795	1,571,247
Payables under securities lending transactions	4,965,918	4,221,383	744,534	2,923,613	2,042,304
Commercial paper	192,972	632,079	(439,106)	495,034	(302,061)
Trading liabilities	2,829,637	2,933,887	(104,249)	3,364,589	(534,951)
Borrowed money	1,395,051	1,304,542	90,508	1,258,600	136,450
Foreign exchanges	1,443,687	1,134,219	309,467	927,845	515,841
Short-term corporate bonds	698,500	368,900	329,600	905,700	(207,200)
Bonds and notes	4,306,521	3,818,578	487,943	4,161,181	145,340
Bonds with warrants	49,165	49,165	—	49,165	—
Due to trust account	1,410,842	1,367,460	43,381	1,231,315	179,527
Other liabilities	3,461,342	2,794,984	666,357	2,514,606	946,736
Reserve for employees’ bonuses	19,797	19,727	69	20,444	(647)
Reserve for employees’ retirement benefits	43,987	38,320	5,666	39,483	4,503
Reserve for expenses related to EXPO 2005 Japan	323	211	111	265	57
Reserves under special laws	1,605	1,305	300	1,457	148
Deferred tax liabilities	65,903	65,440	462	56,792	9,110
Deferred tax liabilities on land revaluation excess	132,309	134,023	(1,714)	133,149	(840)
Acceptances and guarantees	4,878,890	4,580,375	298,514	4,595,401	283,489

Total liabilities	109,761,255	108,739,818	1,021,436	105,130,715	4,630,539

Minority interest	562,368	362,227	200,140	376,966	185,401

Shareholders’ equity:
Capital stock	1,383,052	1,258,052	125,000	1,383,052	—
Capital surplus	832,990	931,154	(98,163)	955,067	(122,076)
Retained earnings	2,075,151	1,659,442	415,709	1,824,292	250,859
Land revaluation excess	150,055	151,260	(1,204)	149,583	472
Unrealized gains on securities available for sale	952,126	422,926	529,200	591,142	360,984
Foreign currency translation adjustments	(93,907)	(112,955)	19,047	(121,752)	27,844
Less treasury stock	(3,387)	(3,447)	60	(3,559)	172

Total shareholders’ equity	5,296,081	4,306,432	989,649	4,777,825	518,255

Total liabilities, minority interest and shareholders’ equity	115,619,705	113,408,478	2,211,226	110,285,508	5,334,196

See Notes to Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Operations

	For the six months ended September 30,		(A) – (B)	For the year ended March 31, 2005
(in millions of yen)	2005(A)	2004(B)
Ordinary income:
Interest income:
Interest on loans and discounts	459,511	414,602	44,908	849,596
Interest and dividends on securities	181,572	165,661	15,910	350,725
Other interest income	151,701	109,401	42,299	226,346

Total interest income	792,784	689,664	103,119	1,426,668
Trust fees	41,089	46,115	(5,025)	100,959
Fees and commissions	296,861	273,568	23,293	567,954
Trading profits	66,643	51,609	15,033	126,712
Other business income	142,024	103,940	38,084	211,297
Other ordinary income	61,891	93,266	(31,374)	194,917

Total ordinary income	1,401,294	1,258,164	143,130	2,628,509

Ordinary expenses:
Interest expense:
Interest on deposits	154,557	87,029	67,528	198,454
Interest on debentures	—	348	(348)	351
Other interest expense	154,998	96,628	58,369	220,886

Total interest expense	309,556	184,006	125,549	419,691
Fees and commissions	28,715	32,249	(3,534)	68,402
Trading losses	—	1,362	(1,362)	1,385
Other business expenses	56,684	62,232	(5,547)	113,072
General and administrative expenses	553,795	526,211	27,583	1,046,421
Other ordinary expenses	71,390	141,793	(70,402)	386,245

Total ordinary expenses	1,020,142	947,857	72,285	2,035,218

Ordinary profit	381,152	310,306	70,845	593,291

Special gains:
Gains on sales of premises and equipment	704	2,584	(1,880)	5,037
Gains on loans charged-off	20,277	12,358	7,919	26,182
Reversal of allowance for loan losses	96,082	11,340	84,742	45,091
Other special gains	52	512	(460)	543

Total Special gains	117,117	26,795	90,321	76,855

Special losses:
Losses on sales of premises and equipment	1,943	5,107	(3,163)	9,314
Losses on impairment of fixed assets	1,841	3,978	(2,136)	5,059
Provision for reserve for contingent liabilities from brokering of securities transactions	148	144	3	296

Total Special losses	3,933	9,230	(5,296)	14,670

Income before income taxes and others	494,336	327,872	166,463	655,475

Income taxes-current	30,550	39,605	(9,054)	69,321
Income taxes-deferred	138,830	95,687	43,143	208,966
Minority interest	24,255	20,901	3,353	38,771

Net income	300,699	171,678	129,021	338,416

See Notes to Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		(A) – (B)	For the year ended March 31, 2005
(in millions of yen)	2005(A)	2004(B)
Consolidated Statements of Capital Surplus
Balance of capital surplus at beginning of fiscal year	955,067	931,309	23,758	931,309

Increase:	23	—	23	146,005
Gains on sales of treasury stock, net of income taxes	23	—	23	—
Issuance of common stock due to capital increase	—	—	—	125,000
Issuance of common stock due to stock exchange	—	—	—	21,005

Decrease:	(122,100)	(155)	(121,944)	(122,246)
Redemption of preferred stock	(122,100)	—	(122,100)	(122,100)
Losses on sales of treasury stock, net of income taxes	—	(155)	155	(146)

Balance of capital surplus at end of (interim) fiscal year	832,990	931,154	(98,163)	955,067

Consolidated Statements of Retained Earnings
Balance of retained earnings at beginning of fiscal year	1,824,292	1,506,576	317,716	1,506,576

Increase:	300,776	195,262	105,513	363,470
Net income	300,699	171,678	129,021	338,416
Decrease in company accounted for by the equity method	76	—	76	—
Increase in company accounted for by the equity method	—	16,802	(16,802)	16,802
Reduction in land revaluation excess	—	6,782	(6,782)	8,057
Decrease in consolidated subsidiaries	—	—	—	195

Decrease:	(49,917)	(42,396)	(7,520)	(45,754)
Cash dividends	(41,611)	(42,316)	705	(45,674)
Standard accounting change in overseas consolidated subsidiary	(8,023)	—	(8,023)	—
Reduction in land revaluation excess	(235)	—	(235)	—
Bonuses to directors of consolidated subsidiaries	(47)	(80)	33	(80)

Balance of retained earnings at end of (interim) fiscal year	2,075,151	1,659,442	415,709	1,824,292

See Notes to Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

	For the six months ended September 30,		(A) – (B)	For the year ended March 31, 2005
(in millions of yen)	2005(A)	2004(B)
Cash flows from operating activities:
Income before income taxes and others	494,336	327,872	166,463	655,475
Depreciation	34,270	53,131	(18,861)	109,558
Impairment losses	1,841	3,978	(2,136)	5,059
Goodwill amortization	3,219	1,586	1,632	6,301
Equity in loss (earnings) of affiliates	(7,196)	(7,573)	376	(17,686)
Increase (decrease) in allowance for loan losses	(120,313)	(30,563)	(89,749)	(89,569)
Increase (decrease) in allowance for losses on investment securities	497	(512)	1,009	(523)
Increase (decrease) in reserve for employees’ bonuses	(4,599)	2,846	(7,445)	3,560
Increase (decrease) in reserve for employees’ retirement benefits	2,655	3,110	(455)	6,403
Increase (decrease) in reserve for expenses related to EXPO 2005 Japan	57	53	3	107
Interest income recognized on statement of operations	(792,784)	(689,664)	(103,119)	(1,426,668)
Interest expenses recognized on statement of operations	309,556	184,006	125,549	419,691
Investment securities losses (gains)	(26,409)	(23,933)	(2,476)	13,414
Losses (gains) on money held in trust	(868)	918	(1,787)	(2,091)
Foreign exchange losses (gains)	(216,801)	(270,271)	53,470	(109,940)
Losses (gains) on sales of premises and equipment	901	2,522	(1,620)	4,277
Net decrease (increase) in trading assets	(482,197)	(1,043,781)	561,584	(962,201)
Net increase (decrease) in trading liabilities	(354,892)	101,583	(456,476)	526,116
Adjustment of unsettled trading accounts	272,781	46,792	225,988	(435,610)
Net decrease (increase) in loans and bills discounted	(418,761)	(787,427)	368,665	134,069
Net increase (decrease) in deposits	574,659	937,980	(363,320)	1,430,647
Net increase (decrease) in negotiable certificates of deposit	336,863	1,077,314	(740,451)	5,295
Net increase (decrease) in debentures	—	(234,304)	234,304	(265,056)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	19,346	(52,776)	72,122	(45,093)
Net decrease (increase) in due from banks (excluding cash equivalents)	(86,196)	(536,777)	450,580	(934,998)
Net decrease (increase) in call loans and bills bought and others	(2,116,764)	675,893	(2,792,657)	112,285
Net decrease (increase) in receivables under securities borrowing transactions	278,075	945,922	(667,846)	(231,517)
Net increase (decrease) in call money and bills sold and others	1,052,346	4,041,454	(2,989,107)	1,830,923
Net increase (decrease) in commercial paper	(267,775)	(6,196)	(261,579)	(138,458)
Net increase (decrease) in payables under securities lending transactions	2,307,158	791,198	1,515,960	(475,861)
Net decrease (increase) in foreign exchanges (assets)	(50,116)	(94,272)	44,156	(118,525)
Net increase (decrease) in foreign exchanges (liabilities)	515,841	52,948	462,893	(153,425)
Net increase (decrease) in issuance and redemption of short-term corporate bonds	(203,200)	28,700	(231,900)	565,500
Net increase (decrease) in issuance and redemption of unsubordinated bonds and notes	64,995	50,569	14,426	150,572
Net increase (decrease) in due to trust account	179,527	(12,808)	192,335	(148,953)
Interest income (cash basis)	798,007	722,444	75,563	1,437,507
Interest expenses (cash basis)	(307,272)	(193,029)	(114,242)	(370,437)
Other	410,239	64,899	345,340	(81,723)

Sub-total	2,201,026	6,133,834	(3,932,807)	1,408,420
Income taxes	(32,668)	(27,662)	(5,006)	(118,928)

Net cash provided by (used in) operating activities	2,168,358	6,106,171	(3,937,813)	1,289,492
Cash flows from investing activities:
Purchases of investment securities	(35,708,868)	(41,117,087)	5,408,218	(73,847,581)
Proceeds from sales of investment securities	24,429,573	19,947,002	4,482,570	38,695,854
Proceeds from maturities of investment securities	10,027,627	15,664,556	(5,636,928)	34,765,675
Increase in money held in trust	(31,426)	(29,075)	(2,351)	(42,996)
Decrease in money held in trust	136,031	48,374	87,656	56,450
Purchases of premises and equipment	(140,054)	(17,770)	(122,284)	(38,372)
Proceeds from sales of premises and equipment	11,011	14,460	(3,448)	24,782
Decrease in transfer of operations by consolidated subsidiaries	—	—	—	(14,739)
Additional purchases of equity of consolidated subsidiaries	(100)	(1,319)	1,219	(1,319)
Proceeds from sales of equity of subsidiaries resulting exclusion from consolidation	—	—	—	17

Net cash provided by (used in) investing activities	(1,276,206)	(5,490,858)	4,214,652	(402,229)
Cash flows from financing activities:
Increase in subordinated borrowings	317,100	85,200	231,900	128,200
Decrease in subordinated borrowings	(170,473)	(77,150)	(93,322)	(118,150)
Increase in subordinated bonds and notes and bonds with warrants	275,525	67,306	208,219	349,028
Decrease in subordinated bonds and notes and bonds with warrants	(234,052)	(49,607)	(184,444)	(88,540)
Proceeds from issuance of common stock	165,500	—	165,500	252,683
Proceeds from issuance of common stock to minority shareholders	171,487	4,581	166,906	7,852
Decrease in redemption of preferred stock	(122,100)	—	(122,100)	(122,100)
Dividend paid by the parent	(41,553)	(42,264)	710	(45,645)
Dividend paid by subsidiaries to minority shareholders	(12,464)	(11,607)	(856)	(10,499)
Purchases of treasury stock	(510)	(416)	(94)	(921)
Proceeds from sales of treasury stock	113	1,105	(992)	1,163
Purchases of treasury stock by consolidated subsidiaries	(9,886)	(8,176)	(1,709)	(21,436)
Proceeds from sales of treasury stock by consolidated subsidiaries	15	259	(244)	287

Net cash provided by (used in) financing activities	338,701	(30,770)	369,471	331,922
Effect of exchange rate changes on cash and cash equivalents	31,757	6,057	25,699	(8,208)

Net increase (decrease) in cash and cash equivalents	1,262,610	590,600	672,010	1,210,977
Cash and cash equivalents at beginning of fiscal year	4,243,076	3,034,525	1,208,551	3,034,525
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	—	—	—	(2,425)

Cash and cash equivalents at end of (interim) fiscal year	5,505,687	3,625,125	1,880,562	4,243,076

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Notes related to the Consolidated Balance Sheet as of September 30, 2005 are as follows:

1. Basis of Presentation

The accompanying Consolidated Balance Sheet of Mitsubishi UFJ Financial Group, Inc. (“MUFG”). (The previous name was Mitsubishi Tokyo Financial Group, Inc. (“MTFG”)) and its subsidiaries is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Trading Assets and Liabilities

Transactions for trading purposes (for purposes of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in Trading assets and Trading liabilities on a trade date basis.

Trading assets and Trading liabilities are stated at market value at interim fiscal year end.

3. Investment Securities

Debt securities being held to maturity are stated at amortized cost computed by the moving-average method (straight-line amortization). Other securities (securities available for sale) whose current value can be estimated are stated at market value at interim fiscal year end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available for sale are included in shareholders’ equity, net of income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety and with the change in fair value recognized in current earnings.

4. Securities in Money Held in Trust

Securities included in Money held in trust of sole investments mainly for the purpose of securities investments are stated at the same method as described in notes 2. and 3. Unrealized gains and losses on Money held in trust other than for trading purpose and being held to maturity are included in shareholders’ equity, net of income taxes.

5. Derivatives

Derivatives for purposes other than trading are stated at market value in principle.

6. Premises and Equipment

Depreciation for buildings and equipment of MTFG and its domestic banking subsidiary and trust banking subsidiary is computed using the declining-balance method.

Principal estimated useful lives are as follows:

Buildings	15 years to 50 years

Equipment and furniture	4 years to 15 years

Depreciation for buildings and equipment of other consolidated subsidiaries is computed principally using the straight-line method based on the estimated useful lives.

7. Software

Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 to 10 years.

8. Bond Discounts, Bonds Issuance Costs

Bond discounts are amortized over the remaining life of the bond.

In addition, bond issuance costs are charged to expenses when incurred.

9. Translation of Foreign Currency Items

Foreign currency assets and liabilities and overseas branches’ accounts of MTFG’s domestic banking subsidiary and trust banking subsidiary are principally translated into yen equivalents at the exchange rates prevailing at interim fiscal year end, except for equity securities of affiliated companies which are translated into yen equivalents at exchange rates prevailing at the acquisition date of those securities.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at interim fiscal year end of each company.

10. Allowance for Loan Losses

An allowance for loan losses of MTFG’s primary domestic consolidated subsidiaries is provided as detailed below, pursuant to the internal rules for the self-assessment of asset quality and the internal rules for providing allowances for credit losses:

For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, the suspension of transactions with banks by the rules of clearing houses, etc.) or virtually bankrupt, an allowance is provided based on the amount of claims, after charge-offs as stated below, and net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.

For claims to debtors who are likely to become bankrupt and for which future cash flows could not be reasonably estimated, an allowance is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of the claim, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt or are to be closely watched and for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of the expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

For other claims, an allowance is provided based on historical loan loss experience.

An allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

All claims are assessed by the branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from branches and credit supervision divisions, subsequently conduct audits of their assessments, and an allowance is provided based on audit results.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off. The amount was ¥419,959 million.

An allowance for loan losses of other consolidated subsidiaries is provided based on historical loan loss experience or estimated collectibility of specific claims.

11. Allowance for Losses on Investment Securities

An allowance for losses on investment securities is provided based on the estimated losses on non-marketable debt securities.

12. Reserve for Employees’ Bonuses

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based on the estimated amounts of the future payments attributed to the current interim fiscal year.

13. Reserve for Employees’ Retirement Benefits

A reserve for employees’ retirement benefits is provided for the payment of employees’ retirement benefits based on the estimated amount of the actuarial retirement benefit obligation and the related pension assets. Prior service cost is amortized using the straight-line method over 10 years. Net actuarial gain (loss) is amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence.

14. Equipment Used under Finance Lease Agreements

Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

15. Hedge Accounting for Interest Rate Risks

With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, MTFG’s domestic banking subsidiary and trust banking subsidiary, have principally adopted portfolio hedges or individual hedges as prescribed in Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry”, issued by the Japanese Institute of Certified Public Accountants (the “JICPA”) on February 13, 2002 and Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments”, issued by the JICPA on January 31, 2000. The method of hedge accounting is the deferral method.

With respect to hedging activities to offset changes in the fair value of fixed rate deposits and loans etc., MTFG’s domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their maturities and designate interest rate swap transactions etc. as hedging instruments individually or in accordance with the Industry Audit Committee Report No. 24. With respect to hedging activities offsetting changes in the fair value of fixed rate bonds, they distinguish hedged items by the individual bond or identical types of bonds and designate interest rate swap transactions etc. as hedging instruments. Since material terms related to the hedged items and hedging instruments are substantially identical, the hedge relationship is deemed to be highly effective and hedge effectiveness testing is substituted by the identicalness.

With respect to hedging activities to fix forecasted cash flows on variable rate or short-term fixed rate deposits and loans etc., MTFG’s domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their index interest rates and repricing terms and designate interest rate swap transactions etc. as hedging instruments in accordance with the Industry Audit Committee Report No. 24. Since material terms related to the hedged items and hedging instruments are substantially identical, the hedge relationship is deemed to be highly effective and the hedge effectiveness testing is substituted by the identicalness. Hedge effectiveness is also tested by correlation of fluctuation factors in interest rates.

Deferred hedge losses and deferred hedge gains recorded on the balance sheet as of March 31, 2003 as a result of the macro hedge accounting are realized as expenses or income over the remaining lives of the hedging instruments (at most 15 years from 2003). Deferred hedge losses and deferred hedge gains attributable to the macro hedge accounting as of September 30, 2005 were ¥89,824 million and ¥120,254 million, respectively.

16. Hedge Accounting for Foreign Exchange Risks

With respect to hedge accounting for foreign exchange risks attributable to foreign currency denominated financial assets and liabilities, MTFG’s domestic banking subsidiary and trust banking subsidiary have applied the deferral hedge accounting. They have distinguished hedged items by grouping the foreign currency denominated financial assets and liabilities by currencies and designating currency swap transactions and forward exchange contracts (funds swap transactions) as hedging instruments, pursuant to Industry Audit Committee Report No. 25, “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry”, issued by the JICPA on July 29, 2002.

They also engage in “portfolio hedge” to hedge foreign exchange risk attributable to foreign-currency-denominated investments in affiliated companies and foreign-currency-denominated securities available for sale (other than bonds), using foreign-currency-denominated liabilities and forward exchange contracts as hedging instruments. They apply the deferral hedge method to foreign currency denominated investments in affiliated companies and the fair value hedge method to foreign-currency-denominated securities available for sale (other than bonds).

17. Intercompany and Intracompany Swap Transactions

With respect to the intercompany and intracompany derivative transactions, realized gains (losses) or valuation gains (losses) on interest rate swap transactions and currency swap transactions are reported in current earnings or deferred as assets or liabilities without elimination, if mirror transactions with the third parties against these swap transactions are designated as hedging instruments, and are appropriately conducted in conformity with the non-arbitrary and strict hedging policy in accordance with the Industry Audit Committee Report No. 24 and No. 25.

18. Consumption Taxes

The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which were paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

19. Reserve for Expenses Related to EXPO 2005 Japan

A reserve for expenses related to EXPO 2005 Japan is provided for the expenses related to the participation in the EXPO 2005 Japan based on the estimated contractual participation expenses allocated over the period. The reserve is provided pursuant to Article 43 of the Commercial Code and includes the allowance provided pursuant to Article 57-2 of the Special Taxation Measures Law.

20. Reserves under Special Laws

Pursuant to Article 81 of the Financial Futures Transactions Law, a reserve for contingent liabilities from brokering of financial futures transactions of ¥31 million was provided.

Pursuant to Article 51 of the Securities and Exchange Law, a reserve of ¥1,574 million for contingent liabilities from brokering of securities transactions was provided.

21. Amount Due from Directors of MTFG

The amount due from directors of MTFG was ¥84 million.

22. Accumulated Depreciation

Accumulated depreciation on premises and equipment was ¥628,092 million.

23. Accumulated Deferred Gains on Sales of Real Estate

Accumulated deferred gains on sales of real estate of ¥42,528 million were deducted from the acquisition cost of newly acquired premises and equipment.

24. Nonaccrual Loans

Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and the amounts were ¥21,763 million and ¥644,765 million, respectively. The amount of past due loans included loans of ¥547 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, as defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law. Past due loans are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

25. Accruing Loans Contractually Past Due 3 Months or More

Accruing loans contractually past due 3 months or more are included in Loans and bills discounted, and the amount was ¥13,286 million. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

26. Restructured Loans

Restructured loans are included in Loans and bills discounted, and the amount was ¥375,290 million. Such restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and in eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or accruing loans contractually past due 3 months or more are excluded.

27. Non accrual Loans, Accruing Loans Contractually Past Due 3 Months or More and Restructured Loans

The total amount of nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans was ¥1,055,106 million. The amount of past due loans included loans of ¥547 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.

The amounts reflected in Notes 24. to 27. represent the gross receivable amounts, prior to reduction for the allowance for loan losses.

28. Bills Discounted

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted by MTFG’s domestic banking subsidiary and trust banking subsidiary are permitted to be sold or pledged, the total face value was ¥696,657 million.

29. Assets Pledged

Assets pledged as collateral were as follows:

Cash and due from banks	¥4,233 million
Monetary claims bought	¥4,083 million
Trading assets	¥239,331 million
Investment securities	¥3,516,715 million
Loans and bills discounted	¥3,672,265 million
Premises and equipment	¥5,237 million

Liabilities related to the pledged assets were as follows:

Deposits	¥198,526 million
Call money and bills sold	¥6,981,600 million
Borrowed money	¥3,052 million
Bonds	¥33,181 million
Other liabilities	¥9,692 million
Acceptances and guarantees	¥1,520 million

In addition, Cash and due from banks of ¥293,806 million, Monetary claims bought of ¥13 million, Trading assets of ¥10,719 million, Investment securities of ¥4,255,997 million, Loans and bills discounted of ¥1,059,618 million and Other assets of ¥3,334 million were pledged as collateral for settlement of exchange or derivatives transactions or as valuation margin.

Commercial paper and other debt purchased of ¥96,912 million, Trading assets of ¥2,875,330 million and Investment securities of ¥3,365,387 million were sold under repurchase agreements or lent under secured lending transactions. There ware corresponding payables under repurchase agreements of ¥3,699,918 million and Payables under securities lending transactions of ¥2,593,132 million.

Bills rediscounted are accounted for secured borrowing transactions in conformity with the Industry Audit Committee Report No.24. The total face value of bills accepted by other banks, commercial bills, and bills of exchange rediscounted by MTFG’s domestic banking subsidiary and trust banking subsidiary was ¥12,074 million.

30. Land Revaluation Excess

Pursuant to the Law concerning Revaluation of Land, promulgated on March 31, 1998, land used for business operations of domestic subsidiaries has been revalued as of the following dates. The land revaluation excess is included in Shareholders’ equity, net of income taxes. The land revaluation excess includes MTFG’s ownership percentage of affiliated companies’ land revaluation excess.

Date of the revaluation:

Domestic banking subsidiary	March 31, 1998

Domestic trust banking subsidiary	March 31, 2002

Other domestic subsidiaries	December 31, 2001

The method of the revaluation as set forth in Article 3, Paragraph 3 of the Law:

Pursuant to Article 2, Subparagraph 4 of the Enforcement Ordinance for the Law concerning Revaluation of Land, the land price for the revaluation is determined based on the method established and published by the Director General of the National Tax Agency in order to calculate the land value to determine the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law, reflecting appropriate adjustments for land shape and timing of the assessment and based on real estate appraisal information defined by Article 5 of the Law.

Land used for business operations of a certain affiliated company has been revalued as of March 31, 2002.

31. Subordinated Borrowings

Subordinated borrowings of ¥817,300 million were included in Borrowed money.

32. Subordinated Bonds

Subordinated bonds of ¥1,842,291 million were included in Bonds and notes.

33. Guaranteed Trusts

The principal amounts of Jointly-operated designated money trusts and loan trusts of MTFG’s trust banking subsidiary, for which repayment of the principal to the customers is guaranteed, were ¥960,789 million and ¥726,928 million, respectively.

34. Net Assets per Common Share

Net assets per common share were ¥771,314.08.

35. Write Down of Investment Securities

Marketable securities other than trading securities are written down when a decline in the market value below the cost of the securities is substantial and the valuation differences are recognized as losses, based upon the judgment that the decline in market value is other than temporary at the current interim fiscal year-end. A “substantial decline in the market value” is recognized based on the classification of issuers as follows, pursuant to the internal rules for self-assessment of asset quality:

Issuers who are legally bankrupt, virtually bankrupt or likely to become bankrupt: Market value is below cost

Issuers who are to be closely watched: Market value is 30% or more below cost

Other issuers: Market value is 50% or more below cost

36. Market Value of Securities

Market value and valuation differences of securities are explained below. Securities below include trading securities, trading commercial paper and trading short-term corporate bonds classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in Notes 36. to 39.

Trading securities

Balance sheet amount	¥6,878,614 million
Valuation losses included in Income before income taxes and others	¥6,582 million

Marketable debt securities being held to maturity

	(in millions of yen)
	Balance sheet amount	Market value	Differences	Gains	Losses
Domestic bonds	2,117,645	2,128,955	11,309	11,764	454
Government bonds	1,999,500	2,006,657	7,157	7,611	454
Municipal bonds	88,762	91,691	2,928	2,928	—
Corporate bonds	29,382	30,605	1,223	1,223	—
Other securities	322,134	323,656	1,521	1,708	187
Foreign bonds	28,295	29,817	1,521	1,708	187
Other	293,839	293,839	—	—	—

Total	2,439,780	2,452,611	12,831	13,473	641

Marketable securities available for sale

	(in millions of yen)
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,377,533	3,850,008	1,472,474	1,510,933	38,458
Domestic bonds	15,308,428	15,298,740	(9,687)	17,460	27,148
Government bonds	13,387,010	13,375,134	(11,875)	11,198	23,073
Municipal bonds	136,670	137,440	769	1,064	294
Corporate bonds	1,784,747	1,786,165	1,418	5,198	3,779
Other securities	8,444,255	8,569,307	125,052	182,682	57,630
Foreign equity securities	23,513	39,712	16,199	16,628	428
Foreign bonds	5,655,469	5,666,877	11,408	50,692	39,284
Other	2,765,272	2,862,717	97,444	115,361	17,917

Total	26,130,217	27,718,056	1,587,839	1,711,076	123,236

Among the valuation differences above, the amounts of shareholders’ equity, net of income taxes were ¥1,588,007 million as a result of recognizing ¥168 million losses, which related to the securities embedded derivatives and measured in their entirety, in current earnings. This amount, gross of ¥11,187 million of unrealized gains on securities as composition asset of unions and net of ¥649,276 million of related deferred tax liabilities, was ¥949,918 million. Net valuation differences, excluding minority interest of ¥2,962 million and adding MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale of ¥5,170 million, were ¥952,126 million. These were recorded in Unrealized gains on securities available for sale.

37. Securities Available for Sale Sold

Securities available for sale sold during the interim fiscal year were as follows:

(in millions)
Proceeds from sales	Gains	Losses
¥24,610,402	¥86,734	¥57,831

38. Securities Not Stated at Market Value

The balance sheet amounts of principal securities not stated at market value were as follows:

Balance sheet amount
Debt Securities being held to maturity
Foreign bonds	¥29,371 million
Securities available for sale
Domestic equity securities	¥1,046,084 million
Domestic corporate bonds	¥792,379 million
Foreign bonds	¥87,427 million

39. Redemption Schedule of Bonds

Redemption schedule of bonds classified as securities available for sale and being held to maturity was as follows:

	(in millions of yen)
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Domestic bonds	5,767,881	10,277,195	875,588	1,288,100
Government bonds	5,319,869	8,162,419	689,936	1,202,410
Municipal bonds	47,573	131,670	46,958	—
Corporate bonds	400,437	1,983,106	138,692	85,690
Other bonds	769,956	2,217,284	1,655,754	3,381,808
Foreign bonds	514,758	1,958,240	1,250,615	2,044,690
Other	255,197	259,043	405,139	1,337,118

Total	6,537,837	12,494,480	2,531,342	4,669,908

40. Money Held in Trust

Classification of Money held in trust was as follows:

Money held in trust for trading purposes

Balance sheet amount	¥197,570 million
Valuation losses included in Income before income taxes and others	¥271 million

Other Money held in trust

(in millions)
Cost	Balance sheet amount	Valuation differences	Gains	Losses
¥151,136	¥151,136	—	—	—

41. Securities Lent/Borrowed

Unsecured securities lent for which borrowers have rights of sale or pledge were included in Investment securities, the amount was ¥938 million.

With respect to borrowed securities and purchased securities under resale agreements that are permitted to be sold or pledged, ¥4,358,913 million were pledged, ¥595,813 million were lent and ¥4,122,814 million were held at hand at this fiscal year end.

42. Loan Commitments

Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to up to the prescribed limits in response to the customers’ application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was ¥34,097,491 million.

Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow MTFG and its consolidated subsidiaries to refuse the customers’ application for a loan or decrease the contract limits with proper reasons (e.g. changes in financial situation, deterioration in customers’ creditworthiness, etc.). At the inception of the contracts, MTFG and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, MTFG and its consolidated subsidiaries perform periodic reviews of the customers’ business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

43. Consolidated Corporate-tax System

MTFG and certain domestic consolidated subsidiaries suspended the consolidated corporate-tax system from the fiscal year ending March 31, 2006.

44. Establishment of Mitsubishi UFJ Financial Group

MTFG signed relevant merger agreements with UFJ Holdings, Inc. on April 20, 2005, and relevant merger agreements were approved in shareholders’ meeting that held on June 29, 2005. On October 1, 2005, MTFG and UFJ Holdings, Inc. merged and began operations as MUFG. MTFG succeeded all of the asset, the debt, rights and obligation from UFJ Holdings, Inc.

Moreover, subsidiary company The Mitsubishi Trust and Banking Corporation merged UFJ Trust Bank Limited and began operations as Mitsubishi UFJ Trust and Banking Corporation and subsidiary company Mitsubishi Securities Co., Ltd. merged UFJ Tsubasa Securities Co., Ltd. and began operations as Mitsubishi UFJ Securities Co., Ltd.

Subsidiary company The Bank of Tokyo-Mitsubishi, Ltd. and the UFJ Bank Limited have decided to postpone the scheduled date of merger on October 1, 2005 to the merger on January 1, 2006 by three months.

45. Repurchase of Own Shares

MUFG repurchased its own shares on October 5, 2005 pursuant to the resolution of the Board of Directors meeting held on October 4, 2005 as follows:

(1)	Types of shares that were repurchased: MUFG’s common share

(2)	Aggregate number of shares that were repurchased: 256,159 shares

(3)	Repurchase price: 1,400,000 yen per share

(4)	Aggregate number of repurchase price : 358,622,600,000 yen

(5)	Method of repurchase: Repurchase through ToSTNet-2 (closing price orders) of Tokyo Stock Exchange

Deposit Insurance Corporation of Japan announced that The Resolution and Collection Corporation (the “RCC”) sold 249,859.96 shares of MUFG’s common shares at 349,803,944,000 yen October 5, 2005 (the RCC converted 69,300 shares of preferred shares-class 8 (aggregate amount of conversion 207,900 million yen) and 57,850 shares of preferred share-class 9 (aggregate amount of conversion 115,700 million yen) October 4, 2005.).

Notes related to the Consolidated Statement of Operations for the six months ended September 30, 2005 are as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Operations is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Net Income per Common Share

Net income per common share was ¥45,529.68.

3. Trading Profits and Losses

Profits and losses on trading transactions (dividends and interest, gains or losses on sales, and valuation gains or losses) are shown as Trading profits or Trading losses on a trade date basis.

4. Other Ordinary Income

Other ordinary income included gains on sales of equity securities of ¥22,334 million and gains on sales of loans and other claims of ¥9,022 million.

5. Other Ordinary Expenses

Other ordinary expenses included losses on loan charge-offs of ¥41,084 million and losses on sales of equity securities of ¥4,756 million.

Note related to the Consolidated Statement of Capital Surplus and Retained Earnings for the six months ended September 30, 2005 is as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Capital Surplus and Retained Earnings is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Notes related to the Consolidated Statement of Cash Flows for the six months ended September 30, 2005 are as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Cash Flows is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as those amounts included in Cash and due from banks excluding time deposits and negotiable certificates of deposits in other banks.

3. Reconciliation to the Cash and Cash Equivalents

The reconciliation of the Cash and due from banks in the Consolidated Balance Sheet to the Cash and cash equivalents at end of interim fiscal year is as follows:

(in millions)
Cash and due from banks	¥10,005,210
Time deposits and negotiable certificates of deposit in other banks	(4,499,523)

Cash and cash equivalents at end of interim fiscal year	¥5,505,687

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Significant Policies in Preparation of Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 152

Significant companies

The Bank of Tokyo-Mitsubishi, Ltd.

The Mitsubishi Trust and Banking Corporation (Mitsubishi UFJ Trust and Banking Corporation)

Mitsubishi Securities Co., Ltd. (Mitsubishi UFJ Securities Co., Ltd.)

(2)	Non-consolidated subsidiaries

Companies

KOKUSAI Europe Limited	KOKUSAI America Incorporated

Non-consolidated subsidiaries are excluded from the scope of consolidation since their assets, ordinary income, and our ownership percentage of their net income or retained earnings do not have a material impact on our results of operations or financial condition.

2. Application of the Equity Method

(1)	Number of affiliated companies accounted for by the equity method: 23

Significant companies

ACOM Co., Ltd.	BOT Lease Co., Ltd.

Diamond Lease Co., Ltd.	The Master Trust Bank of Japan, Ltd.

Diamond Computer Service Co., Ltd.	M&T Information Technology Co., Ltd.

DC Cash One Ltd.

MTBC Bank Deutschland GmbH is excluded from affiliated companies accounted for by the dissolution on September, 2005.

(2)	Non-consolidated subsidiaries and affiliated companies not accounted for by the equity method

Companies

KOKUSAI Europe Limited	KOKUSAI America Incorporated

Non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are excluded from the scope of the equity method since our ownership percentage of their net income or retained earnings do not have a material impact on our consolidated financial statements.

3. Interim Fiscal Year Ends of Consolidated Subsidiaries

(1)	Interim fiscal year ends of consolidated subsidiaries are as follows:

April 30	:	2	subsidiaries	August 31	:	1	subsidiary
June 30	:	102	subsidiaries	September 30	:	45	subsidiaries
July 24	:	2	subsidiaries

(2)	Subsidiaries whose interim fiscal year ends are April 30 are consolidated based on their financial statements ended on July 31. Other subsidiaries are consolidated based on financial statements for their respective interim fiscal year ends. Significant transactions occurred during the intervening periods are reflected in the consolidated financial statements.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Segment Information

1. Business segment information

<For the six months ended September 30, 2005>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	1,005,754	227,129	97,894	70,516	1,401,294	—	1,401,294
(2) Internal ordinary income among segments	16,636	7,630	9,491	189,675	223,433	(223,433)	—

Total ordinary income	1,022,390	234,760	107,385	260,191	1,624,727	(223,433)	1,401,294

Ordinary expenses	729,356	171,270	91,376	73,359	1,065,362	(45,220)	1,020,142

Ordinary profit	293,034	63,490	16,009	186,831	559,365	(178,213)	381,152

Notes:

1.	Other primarily includes credit card and leasing businesses.
2.	Ordinary profit for Other includes dividend of 180,193 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

<For the six months ended September 30, 2004>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	881,408	223,290	83,743	69,721	1,258,164	—	1,258,164
(2) Internal ordinary income among segments	13,127	7,037	8,867	190,934	219,967	(219,967)	—

Total ordinary income	894,535	230,327	92,611	260,656	1,478,131	(219,967)	1,258,164

Ordinary expenses	658,774	172,558	86,154	65,779	983,266	(35,409)	947,857

Ordinary profit	235,761	57,769	6,456	194,876	494,864	(184,557)	310,306

Notes:

1.	Other primarily includes credit card and leasing businesses.
2.	Ordinary profit for Other includes dividend of 183,257 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

<For the year ended March 31, 2005>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	1,838,729	475,148	175,469	139,161	2,628,509	—	2,628,509
(2) Internal ordinary income among segments	34,438	16,653	16,064	230,217	297,374	(297,374)	—

Total ordinary income	1,873,168	491,801	191,534	369,379	2,925,884	(297,374)	2,628,509

Ordinary expenses	1,436,466	350,262	181,858	141,728	2,110,316	(75,098)	2,035,218

Ordinary profit	436,702	141,539	9,675	227,650	815,567	(222,276)	593,291

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	Other primarily includes credit card and leasing businesses.
3.	Ordinary profit for Other includes of 214,015 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.
4.	Effective April 1, 2004, the MTFG Group adopted Financial Accounting Standard No. 3, “Revision of part Accounting Standards for Retirement Benefit” issued by the Business Accounting Council on March 16, 2005 and Financial Accounting Standard Implementation Guidance No. 7, “Revision of part Implementation Guidance for Accounting Standard for Retirement Benefit” issued by the Accounting Standards Board of Japan, “ASBJ” on March 16, 2005, because their early adoption in the fiscal year ended March 31, 2005 was permitted.

As a result, ordinary profit and income before income taxes and others increased by 4,844 million yen, and its effect in the Trust Banking segment and the Other segment was 4,799 million yen and 45 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

2. Geographic segment information

<For the six months ended September 30, 2005>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	945,014	280,147	3,829	98,355	73,948	1,401,294	—	1,401,294
(2) Internal ordinary income among segments	34,247	15,204	18,136	20,358	19,404	107,352	(107,352)	—

Total ordinary income	979,262	295,352	21,965	118,713	93,352	1,508,646	(107,352)	1,401,294

Ordinary expenses	675,134	228,907	22,586	116,895	76,023	1,119,546	(99,404)	1,020,142

Ordinary profit (loss)	304,127	66,444	(620)	1,818	17,329	389,100	(7,947)	381,152

Note:

1.	North America includes United States and Canada. Latin America primarily includes the Caribbean and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

<For the six months ended September 30, 2004>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	884,694	227,208	5,739	94,441	46,079	1,258,164	—	1,258,164
(2) Internal ordinary income among segments	20,610	7,135	9,112	14,849	9,188	60,895	(60,895)	—

Total ordinary income	905,304	234,343	14,852	109,291	55,267	1,319,059	(60,895)	1,258,164

Ordinary expenses	683,475	159,968	19,471	99,570	38,903	1,001,389	(53,532)	947,857

Ordinary profit (loss)	221,828	74,375	(4,618)	9,720	16,364	317,670	(7,363)	310,306

Note:

1.	North America includes United States and Canada. Latin America primarily includes the Caribbean and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

<For the year ended March 31, 2005>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	1,875,500	453,987	5,945	194,156	98,918	2,628,509	—	2,628,509
(2) Internal ordinary income among segments	48,638	17,629	21,818	30,545	23,713	142,346	(142,346)	—

Total ordinary income	1,924,139	471,617	27,764	224,702	122,632	2,770,856	(142,346)	2,628,509

Ordinary expenses	1,480,549	340,051	33,909	212,207	93,459	2,160,177	(124,959)	2,035,218

Ordinary profit (loss)	443,590	131,565	(6,144)	12,494	29,172	610,678	(17,387)	593,291

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	North America includes United States and Canada. Latin America primarily includes the Caribbean and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
3.	Effective April 1, 2004, the MTFG Group adopted Financial Accounting Standard No. 3, “Revision of part Accounting Standards for Retirement Benefit” issued by the Business Accounting Council on March 16, 2005 and Financial Accounting Standard Implementation Guidance No. 7, “Revision of part Implementation Guidance for Accounting Standard for Retirement Benefit” issued by the Accounting Standards Board of Japan, “ASBJ” on March 16, 2005, because their early adoption in the fiscal year ended March 31, 2005 was permitted.
As a result, ordinary profit and income before income taxes and others increased by 4,844 million yen, and its effect in Japan was 4,699 million yen, and North America was 58 million yen, and Europe/Mid. East was 43 million yen, and Asia/Oceania was 43 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

3. Ordinary income from overseas operations

	(in millions of yen)
	Ordinary income from overseas operations	Consolidated ordinary income	Ordinary income from overseas operations as a percentage of consolidated ordinary income
For the six months ended September 30, 2005	456,280	1,401,294	32.5%
For the six months ended September 30, 2004	373,469	1,258,164	29.6%
For the year ended March 31, 2005	753,008	2,628,509	28.6%

Note:

1.	Ordinary income from overseas operations consists of income from transactions of the overseas branches of MTFG’s domestic banking subsidiary and trust banking subsidiary, and MTFG’s overseas subsidiaries (excluding internal ordinary income among consolidated companies).

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Marketable debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2004
	Balance sheet amount	Market value	Differences
				Gains	Losses
Domestic bonds	1,792,718	1,806,309	13,590	13,590	—
Government bonds	1,648,689	1,656,678	7,989	7,989	—
Municipal bonds	100,005	103,744	3,738	3,738	—
Corporate bonds	44,024	45,886	1,862	1,862	—
Foreign bonds	69,355	71,097	1,741	1,954	212
Other	299,259	299,259	—	—	—

Total	2,161,334	2,176,667	15,332	15,544	212

2. Marketable securities available for sale

	( in millions of yen)
	As of September 30, 2004
	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Domestic equity securities	2,508,010	3,142,643	634,632	744,276	109,644
Domestic bonds	20,192,100	20,216,217	24,116	45,435	21,318
Government bonds	18,272,652	18,288,827	16,175	35,779	19,604
Municipal bonds	210,303	211,565	1,262	2,137	874
Corporate bonds	1,709,145	1,715,823	6,678	7,518	839
Foreign equity securities	20,434	34,436	14,001	14,520	519
Foreign bonds	5,821,554	5,849,643	28,089	52,886	24,797
Other	1,800,783	1,805,646	4,862	32,637	27,775

Total	30,342,884	31,048,586	705,702	889,757	184,054

3. Principal securities not stated at market value

(in millions of yen)
As of September 30,2004
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	13,574
Securities available for sale
Domestic equity securities	1,015,921
Domestic corporate bonds	528,431
Foreign bonds	48,548

Money held in trust

Money held in trust other than trading purpose and being held to maturity

( in millions of yen)
As of September 30,2004
Cost	Balance sheet amount	Valuation differences
			Gains	Losses
116,830	116,830	—	—	—

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

(in millions of yen)
As of September 30, 2004
Valuation differences	705,558
Securities available for sale	705,558
Money held in trust other than trading purpose and being held to maturity	—
Deferred tax liabilities	(285,590)

Net valuation differences	419,968

Minority interest	700
MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale	2,257

Unrealized gains on securities available for sale	422,926

Note:	Valuation differences exclude ¥143 million of profits reflected in current earnings which were related to the securities embedding derivatives and measured in their entirety.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Securities and beneficiary certificates of merchandise investment in “Commercial Paper and other debt purchased”.

1. Trading securities

( in millions of yen)
As of March 31, 2005
Balance sheet amount	Valuation gains recognized on statements of operations
6,698,934	15,850

2. Marketable debt securities being held to maturity

	( in millions of yen)
	As of March 31, 2005
	Balance sheet amount	Market value	Differences
				Gains	Losses
Domestic bonds	2,129,512	2,151,597	22,084	22,084	—
Government bonds	1,998,988	2,015,408	16,419	16,419	—
Municipal bonds	91,063	95,070	4,006	4,006	—
Corporate bonds	39,460	41,119	1,658	1,658	—
Foreign bonds	45,276	46,757	1,480	1,652	171
Other	236,233	236,233	—	—	—

Total	2,411,022	2,434,588	23,565	23,737	171

3. Marketable securities available for sale

	( in millions of yen)
	As of March 31, 2005
	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Domestic equity securities	2,433,742	3,327,798	894,056	961,169	67,113
Domestic bonds	14,992,366	15,046,461	54,095	60,823	6,728
Government bonds	13,031,392	13,073,529	42,136	48,616	6,479
Municipal bonds	138,727	140,290	1,563	1,647	83
Corporate bonds	1,822,246	1,832,641	10,394	10,560	165
Foreign equity securities	32,449	47,879	15,430	15,842	411
Foreign bonds	5,203,857	5,207,276	3,418	45,567	42,149
Other	2,362,890	2,381,839	18,948	35,891	16,942

Total	25,025,305	26,011,255	985,949	1,119,294	133,345

4. Securities available for sale sold

( in millions of yen)
For the year ended March 31, 2005
Proceeds from sales	Gains on sales	Losses on sales

38,739,453	199,890	103,745

5. Principal securities not stated at market value

( in millions of yen)
As of March 31, 2005
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	15,849
Securities available for sale
Domestic equity securities	1,048,627
Domestic corporate bonds	627,113
Foreign bonds	40,202

6. Redemption schedules of bonds

	( in millions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Domestic bonds	5,384,414	9,967,512	1,168,328	1,286,366
Government bonds	4,774,819	8,057,427	984,121	1,256,149
Municipal bonds	39,411	136,975	58,502	—
Corporate bonds	570,183	1,773,109	125,704	30,217
Foreign bonds	498,253	2,227,960	958,137	1,585,857
Other	302,693	204,242	289,328	1,118,387

Total	6,185,361	12,399,715	2,415,793	3,990,611

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust

1. Money held in trust for trading purpose

( in millions of yen)
As of March 31, 2005
Balance sheet amount	Valuation gains recognized on statement of operations
323,683	3,311

2. Money held in trust other than trading purpose and being held to maturity

( in millions of yen)
As of March 31, 2005
Cost	Balance sheet amount	Valuation differences
			Gains	Losses
132,797	132,797	—	—	—

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

( in millions of yen)
As of March 31, 2005
Valuation differences	993,856
Securities available for sale	993,856
Money held in trust other than trading purpose and being held to maturity	—
Deferred tax liabilities	(403,297)

Net valuation differences	590,558

Minority interest	(2,118)
MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale	2,702

Unrealized gains on securities available for sale	591,142

Note:1.Valuation differences exclude ¥95 million of profits reflected in current earnings which were related to the securities embedding derivatives and measured in their entirety.

2.Valuation differences include ¥8,002 million of unrealized gains on securities as composition assets of unions.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2005
	Notional principal or contract amount	Market value
Interest rate futures	3,473.2	(1.7)
Interest rate swaps	30,285.4	41.3
Currency swaps	3,826.5	(35.8)
Other interest rate-related transactions	464.6	0.9

Total		4.6

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of September 30, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	8,897.7	15,637.8	1,089.2	25,624.8
Receive-floater/pay-fix	1,816.6	1,321.5	1,512.4	4,650.6
Receive-floater/pay-floater	—	10.0	—	10.0

Total	10,714.3	16,969.4	2,601.7	30,285.4

2. Deferred gains (losses)

	(in billions of yen)
	As of September 30, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	5.9	10.1	(4.1)
Interest rate swaps	183.6	221.4	(37.8)
Currency swaps	31.6	35.3	(3.7)
Other interest rate-related transactions	0.6	0.6	0.0
Others	0.2	0.2	0.0

Total	222.1	267.8	(45.6)

Note: Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2005 are included in the table above.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2004
	Notional principal or contract amount	Market value
Interest rate futures	5,839.2	(1.2)
Interest rate swaps	30,054.3	104.8
Currency swaps	5,044.2	(37.0)
Other interest rate-related transactions	797.3	3.1
Others	0.8	(0.0)

Total		69.6

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of September 30, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	6,597.0	14,624.9	1,357.3	22,579.3
Receive-floater/pay-fix	3,373.1	2,462.2	1,629.5	7,464.9
Receive-floater/pay-floater	—	10.0	—	10.0

Total	9,970.2	17,097.2	2,986.8	30,054.3

2. Deferred gains (losses)

	(in billions of yen)
	As of September 30, 2004
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	10.5	11.0	(0.5)
Interest rate swaps	252.0	229.1	22.8
Currency swaps	23.2	21.0	2.2
Other interest rate-related transactions	1.2	0.2	0.9
Others	2.3	2.4	(0.1)

Total	289.3	263.9	25.4

Note: Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2004 are included in the table above.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of March 31, 2005
	Notional principal or contract amount	Market value
Interest rate futures	4,653.6	(0.4)
Interest rate swaps	29,840.5	99.6
Currency swaps	4,885.1	(51.8)
Other interest rate-related transactions	598.9	1.1

Total		48.5

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	8,209.8	13,008.5	1,506.5	22,724.9
Receive-floater/pay-fix	2,914.7	2,685.3	1,505.4	7,105.5
Receive-floater/pay-floater	—	10.0	—	10.0

Total	11,124.5	15,703.8	3,012.0	29,840.5

2. Deferred gains (losses)

	(in billions of yen)
	As of March 31, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	6.9	9.3	(2.4)
Interest rate swaps	224.3	215.2	9.0
Currency swaps	24.3	26.6	(2.2)
Other interest rate-related transactions	0.3	0.4	(0.0)
Others	1.1	1.1	0.0

Total	257.1	252.8	4.3

Note:	Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2005 are included in the above table.

Interim Non-Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ending March 31, 2006

Date:	November 24, 2005
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(Former company name : Mitsubishi Tokyo Financial Group, Inc.)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager—Financial Planning Division
(Phone) +81-3-3240-8154
Date of resolution of Board of Directors with respect to the interim non-consolidated financial statements:	November 24, 2005
Interim dividends policy:	Yes
Dividend payment date :	December 9, 2005
Unit share system:	No

1. Non-consolidated financial data for the six months ended September 30, 2005

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Operating income	188,980	187,924	223,511
Change from the previous year	0.6%	342.2%
Operating profit	185,572	184,170	217,159
Change from the previous year	0.8%	355.5%
Ordinary profit	177,852	183,263	208,876
Change from the previous year	(3.0)%	355.1%
Net income	179,336	183,200	211,163
Change from the previous year	(2.1)%	354.5%
Net income per common share	26,953.25	27,696.42	31,544.50

Notes:

1.	Average number of shares outstanding:

For the six months ended September 30, 2005:
(common stock)	6,542,305	shares
(preferred stock—class 3)	100,000	shares
For the six months ended September 30, 2004:
(common stock)	6,493,370	shares
(preferred stock—class 1)	81,400	shares
(preferred stock—class 2)	8,196	shares
For the year ended March 31, 2005:
(common stock)	6,512,075	shares
(preferred stock—class 1)	61,105	shares
(preferred stock—class 2)	4,109	shares
(preferred stock—class 3)	11,780	shares

2.	Changes in accounting policy: No

(2) Payment of dividends

	(in yen)
	For the six months ended September 30,				For the year ended March 31,
	2005		2004		2005
	Common stock	Preferred stock—class 3	Common stock	Preferred stock—class 1	Common stock	Preferred stock—class 1	Preferred stock—class 3
Interim dividends per share	3,000	30,000	0	41,250	—	—	—

Total dividends per share paid for the fiscal year	—	—	—	—	6,000	82,500	7,069

(3) Financial condition

	(in millions of yen except per share data and percentages)
	As of September 30,		As of March 31,
	2005	2004	2005
Total assets	5,659,412	5,129,492	5,435,845
Shareholders’ equity	4,614,775	4,423,039	4,599,537
Shareholders’ equity as a percentage of total liabilities and shareholders’ equity	81.5%	86.2%	84.6%
Shareholders’ equity per common share	666,735.07	640,735.04	645,790.03

Notes:

1.	Number of shares outstanding as of:

September 30, 2005:
(common stock)	6,541,992	shares
(preferred stock—class 3)	100,000	shares
September 30, 2004:
(common stock)	6,516,705	shares
(preferred stock—class 1)	81,400	shares
March 31, 2005:
(common stock)	6,542,454	shares
(preferred stock—class 1)	40,700	shares
(preferred stock—class 3)	100,000	shares

2.	Number of treasury stocks outstanding as of:

September 30, 2005:	3,360	shares
September 30, 2004:	2,442	shares
March 31, 2005:	2,898	shares

2. Earning projections for the fiscal year ending March 31, 2006

(in millions of yen)
Operating income	Ordinary profit	Net income
1,030,000	1,000,000	1,000,000

	(in yen)
	For the six months ending March 31, 2006	For the year ending March 31, 2006
Dividends per share: Common stock	3,000	6,000
Preferred stock—class 3	30,000	60,000
Preferred stock—class 8	15,900	15,900
Preferred stock—class 9	18,600	18,600
Preferred stock—class 10	19,400	19,400
Preferred stock—class 11	5,300	5,300
Preferred stock—class 12	11,500	11,500

Projected net income per common share for the year ending March 31, 2006 (yen):    121,223.30

(Reference)

Formulas for computing ratios for the six months ended September 30, 2005 are as follows.

Net income per common share

                    Net income – Total dividends on preferred stock

Average number of common stock during the period *

Shareholders’ equity per common share

        Shareholders’ equity at end of period – Deduction from shareholders’ equity **

Number of common stock at end of period *

Formula for computing projected earning ratio for the fiscal year ending March 31, 2006 is as follows.

Projected net income per common share

        Projected net income – Projected total dividends on preferred stock

Projected average number of common stock for the fiscal year *

*	excluding treasury stock
**	number of preferred stock at end of period × issue price + total dividends on preferred stock

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation — and expressly disclaims any obligation — to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules. For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Balance Sheets

	As of September 30,				As of March 31,
(in millions of yen)	2004		2005		2005
Assets:
Current assets:
Cash and bank deposits	36,867		60,922		62,285
Accounts receivable	41,449		36,671		57,862
Other	961		2,045		3,205
Total current assets	79,278	1.6%	99,638	1.8%	123,353	2.3%
Fixed assets:
Premises and equipment	466		413		442
Intangible assets	484		365		415
Investments and other assets	5,048,746		5,558,822		5,311,290
Investments securities	700,000		702,000		700,000
Investments in subsidiaries	4,348,217		4,855,667		4,610,714
Other	528		1,155		576
Total fixed assets	5,049,697	98.4%	5,559,602	98.2%	5,312,148	97.7%
Deferred charges	515	0.0%	171	0.0%	343	0.0%

Total assets	5,129,492	100.0%	5,659,412	100.0%	5,435,845	100.0%

Liabilities:
Current liabilities:
Short-term borrowings	400,000		97,680		322,100
Within in one year long-term borrowings	—		300,000		—
Accounts payable	5,576		1,075		13,316
Reserve	137		136		113
Other	739		792		777
Total current liabilities	406,453	7.9%	399,684	7.1%	336,307	6.2%
Long-term liabilities:
Bonds	—		400,000		200,000
Long-term borrowing	300,000		244,952		300,000
Total long-term liabilities	300,000	5.9%	644,952	11.4%	500,000	9.2%

Total liabilities	706,453	13.8%	1,044,636	18.5%	836,307	15.4%

Shareholders’ equity:
Capital stock	1,258,052	24.5%	1,383,052	24.4%	1,383,052	25.4%
Capital surplus:
Legal capital surplus	2,350,244		2,499,684		2,499,684
Other capital surplus	599,968		355,778		477,875
Total capital surplus	2,950,212	57.5%	2,855,463	50.5%	2,977,560	54.8%
Retained earnings:
Voluntary reserves	—		150,000		—
Unappropriated	216,754		229,055		241,359
Total retained earnings	216,754	4.2%	379,055	6.7%	241,359	4.4%
Net unrealized gains on securities available for sale	—	—	123	0.0%	—	—
Less treasury stock	(1,980)	(0.0)%	(2,918)	(0.1)%	(2,434)	(0.0)%

Total shareholders’ equity	4,423,039	86.2%	4,614,775	81.5%	4,599,537	84.6%

Total liabilities and shareholders’ equity	5,129,492	100.0%	5,659,412	100.0%	5,435,845	100.0%

See Notes to Non-Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Statements of Income

	For the six months ended September 30,				For the year ended March 31, 2005
(in millions of yen)	2004		2005
Operating income	187,924	100.0%	188,980	100.0%	223,511	100.0%
Operating expenses	3,754	2.0%	3,408	1.8%	6,351	2.8%
Operating profit	184,170	98.0%	185,572	98.2%	217,159	97.2%

Non-operating income	36	0.0%	30	0.0%	321	0.1%
Non-operating expenses	943	0.5%	7,749	4.1%	8,604	3.8%
Ordinary profit	183,263	97.5%	177,852	94.1%	208,876	93.5%

Extraordinary losses	—	—%	28	0.0%	—	—%

Income before income taxes	183,263	97.5%	177,824	94.1%	208,876	93.5%

Income taxes-current	(54)		4		(2,656)
Income taxes-deferred	116		(1,516)		368
Total income taxes	62	0.0%	(1,511)	(0.8)%	(2,287)	(1.0)%

Net income	183,200	97.5%	179,336	94.9%	211,163	94.5%

Unappropriated retained earnings brought forward	33,553		49,718		33,553
Interim cash dividends	—		—		3,357
Unappropriated retained earnings at end of (interim) fiscal year	216,754		229,055		241,359

See Notes to Non-Consolidated Financial Statements.

Notes to the Non-Consolidated Financial Statements for the six months ended September 30, 2005

The accompanying Non-Consolidated Financial Statements are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Summary of significant accounting policies

1.	Investments

Investments in subsidiaries, affiliates and securities not stated at market value are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation for premises and equipment is computed using the declining-balance method based on the following estimated useful lives. The range of estimated useful lives is principally as follows:

Leasehold improvements	10 years to 50 years

Equipment and furniture	4 years to 15 years

Amortization for intangible assets is computed by the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 years.

3.	Reserve

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based on estimated amounts of the future payments attributed to the current term.

4.	Consumption taxes

National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts.

A note related to the Non-Consolidated Balance Sheet as of September 30, 2005 is as follows:

1.	Accumulated depreciation on premises and equipment	¥387 million

2.	MTFG indemnifies the Bankers Association of Deutschland for the deposit liability of the German branches of Bank of Tokyo Mitsubishi pursuant to regulation of the Deposit Insurance Corporation of Deutschland.	¥144,591 million

A note related to the Non-Consolidated Statement of Income for the six months ended September 30, 2005 is as follows:

1.	Principal item in Non-operating expenses is as follows:
	Interest on borrowed money and Interest on bonds	¥6,164 million
	Amortization on bonds issuance costs	¥823 million

2.	Depreciation expense
	Depreciation expense for premises and equipment	¥48 million
	Amortization expense for intangible assets	¥87 million

A note related to securities is as follows:

Investments in subsidiaries and affiliates stated at market value

	Balance sheet amount	Market value	Difference
Investments in subsidiaries	¥244,452 million	¥335,022 million	¥90,569 million

Investments in affiliates	¥137,870 million	¥170,834 million	¥32,964 million

Total	¥382,322 million	¥505,856 million	¥123,533 million

Note: Fair value is based on market value as of September 30, 2005.

Additional information

Suspension of consolidated corporate-tax system

MTFG has suspended the consolidated corporate-tax system from the fiscal year ending March 31, 2006.

Important fact concerning situation caused after the six months ended September 30, 2005.

1.	Mergence with UFJ Holdings, Inc.

MTFG merged with UFJ Holdings, Inc. on October 1, 2005, and succeeded all of the asset, the debt, right and obligation, and employee. This mergence was based on the integration agreement which were approved in shareholders meeting on June 29, 2005.

2.	Repurchase of Own Shares

MUFG repurchased its own shares on October 5, 2005 pursuant to the resolution of the Board of Directors meeting held on October 4, 2005 as follows:

(1)	Types of shares that were repurchased: MUFG’s common share

(2)	Aggregate number of shares that were repurchased: 256,159 shares

(3)	Repurchase price: 1,400,000 yen per share

(4)	Aggregate number of repurchase price : 358,622,600,000 yen

(5)	Method of repurchase: Repurchase through ToSTNet-2 (closing price orders) of Tokyo Stock Exchange

Deposit Insurance Corporation of Japan announced that The Resolution and Collection Corporation (the “RCC”) sold 249,859.96 shares of MUFG’s common shares at 349,803,944,000 yen October 5, 2005 (the RCC converted 69,300 shares of preferred shares-class 8 (aggregate amount of conversion 207,900 million yen) and 57,850 shares of preferred share-class 9 (aggregate amount of conversion 115,700 million yen) October 4, 2005.).

Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ended September 30, 2005

Date:	November 24, 2005
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(Former UFJ Holdings, Inc.)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager—Financial Planning Division
(Phone) +81-3-3240-8154
Date of resolution of Board of Directors with respect to the consolidated financial statements:	November 24, 2005
Trading accounts:	Established

1. Consolidated financial data for the six months ended September 30, 2005

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Ordinary income	1,113,760	1,211,041	2,305,373
Change from the previous year	(8.0)%	(0.5)%
Ordinary profit	355,247	(474,880)	(496,830)
Change from the previous year	—	—
Net income	411,057	(674,283)	(554,532)
Change from the previous year	—	—
Net income per common share	79,851.45	(132,465.36)	(108,332.61)
Net income per common and common equivalent share	57,075.34	—	—
Net income as a percentage of shareholders’ equity	1,707.8%	—	—
Ordinary profit as a percentage of total liabilities, minority interest and shareholders’ equity	0.4%	—	(0.6)%
Ordinary profit as a percentage of ordinary income	31.9%	—	(21.6)%

Notes:

1.	Equity in earnings of affiliates:

For the six months ended September 30, 2005:	4,474	million yen
For the six months ended September 30, 2004:	2,096	million yen
For the year ended March 31, 2005:	4,011	million yen

2.	Average number of shares outstanding:

For the six months ended September 30, 2005:
(common stock)	5,147,781	shares
(preferred stock—class 1)	3,658	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	—	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	5	shares
(preferred stock—class 7)	200,000	shares
For the six months ended September 30, 2004:
(common stock)	5,090,265	shares
(preferred stock—class 1)	13,307	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	16,309	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	1,008	shares
(preferred stock—class 7)	200,000	shares
For the year ended March 31, 2005:
(common stock)	5,118,791	shares
(preferred stock—class 1)	11,141	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	8,177	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	964	shares
(preferred stock—class 7)	200,000	shares

3.	Changes in accounting policy: No

(2) Financial condition

	(in millions of yen except per share data and percentages)
	As of September 30,		As of March 31,
	2005	2004	2005
Total assets	78,074,507	82,156,507	82,553,660
Shareholders’ equity	1,687,677	974,412	1,180,098
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	2.2%	1.2%	1.4%
Shareholders’ equity per common share	55,499.87	(96,060.66)	(46,437.47)
Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements, the “BIS”)	(preliminary basis) 11.67%	9.92%	10.39%

Note:

Number of shares outstanding as of:

September 30, 2005:
(common stock)	5,183,378	shares
(preferred stock—class 1)	—	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	—	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	1	shares
(preferred stock—class 7)	200,000	shares
September 30, 2004:
(common stock)	5,101,322	shares
(preferred stock—class 1)	12,989	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	12,237	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	1,008	shares
(preferred stock—class 7)	200,000	shares
March 31, 2005:
(common stock)	5,158,307	shares
(preferred stock—class 1)	6,543	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	—	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	8	shares
(preferred stock—class 7)	200,000	shares

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Net cash provided by (used in) operating activities	200,419	1,500,488	(313,329)
Net cash provided by investing activities	573,218	2,362,540	1,004,061
Net cash provided by (used in) financing activities	(154,096)	625,972	568,132
Cash and cash equivalents at end of (interim) fiscal year	5,499,161	8,108,571	4,877,893

(4) Scope of consolidation and application of the equity method

Consolidated subsidiaries:	97	Affiliated companies accounted for by the equity method: 24

(5) Change in the scope of consolidation and application of the equity method

Consolidated subsidiaries:	Newly included:	1	Excluded:	4
Affiliated companies accounted for by the equity method:	Newly included:	2	Excluded:	4

2. Earning projections for the fiscal year ending March 31, 2006

Please refer to the Interim Consolidated Summary Report of Mitsubishi UFJ Financial Group, Inc. (former Mitsubishi Tokyo Financial Group, Inc.) for the fiscal year ending March 31, 2006.

(Reference)

Formulas for computing ratios for the six months ended September 30, 2005 are as follows.

Net income per common share

Net income – Total dividends on preferred stock
Average number of common stock during the period *

Net income per common and common equivalent share

Net income - Total dividends on preferred stock + Adjustments in net income
Average number of common stock during the period * + Common equivalent share

Net income as a percentage of shareholders’ equity

Net income – Total dividends on preferred stock {[Shareholders’ equity at the beginning of the fiscal year – Number of preferred stock at the beginning of the fiscal year x Issue Price]	x 100

+ [Shareholders’ equity at fiscal year end – Number of preferred stock at fiscal year end x Issue price]}/2

Shareholders’ equity per common share

Shareholders’ equity at end of period – Deduction from shareholders’ equity**
Number of common stock at end of period *
*	excluding treasury stock
**	number of preferred stock at end of period × issue price + total dividends on preferred stock

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation — and expressly disclaims any obligation — to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

1. Overview of UFJ Group

UFJ Group is composed of UFJ Holdings, Inc., its 97 subsidiaries and its 26 affiliates as of September 30, 2005. The group is primarily engaged in banking and trust banking businesses together with the following businesses.

Banking Business:	Deposits, Loans, Trading Securities, Investment in securities, Domestic and Foreign Exchange, Entrustment and Registration of Bonds, and Entrustment of Futures Transactions

Trust Business:	Money Trust, Pension Trust, Loan Trust, Entrustment of Investment Trust, Custody Service, and Realty Business

Other Businesses:	Leasing, Securities Business, Consignment of Investment Trust, Investment Advisory Business, and Credit Card business

In October of this year, UFJ Group entered into business integration with Mitsubishi Tokyo Financial Group, Inc. and formed Mitsubishi UFJ Financial Group, Inc..

(Notes)

1.	UFJ Bank Limited is planned to merge with The Bank of Tokyo-Mitsubishi, Ltd. on January 1, 2006 to form The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2.	In October of 2005, UFJ Trust Bank Limited merged with The Mitsubishi Trust and Banking Corporation to form Mitsubishi UFJ Trust and Banking Corporation, UFJ Tsubasa Securities Co., Ltd. merged with Mitsubishi Securities Co., Ltd. to form Mitsubishi UFJ Securities Co., Ltd., UFJ Partners Asset Management Co., Ltd. merged with Mitsubishi Asset Management Co., Ltd. to form Mitsubishi UFJ Asset Management Co., Ltd., and UFJ Card Co., Ltd. merged with Nippon Shinpan Co., Ltd. to form UFJ NICOS Co., Ltd.
3.	In October of 2005, UFJ Asset Management Co., Ltd. changed their corporate name to MU Investments Co., Ltd. and Toyo Trust Total Finance Co., Ltd. changed their corporate name to MU Trust Ryudouka Service Co., Ltd.
4.	UFJ Equity Investments Co., Ltd. was excluded from consolidation scope from this fiscal year due to liquidation of the company.
5.	The Senshu Bank, Ltd. is listed on first section of Osaka Stock Exchange, The Chukyo Bank, Ltd. is listed on first section of Tokyo Stock Exchange and Nagoya Stock Exchange, Mitsubishi UFJ Securities Co., Ltd. is listed on first section of Tokyo Stock Exchange, Osaka Stock Exchange and Nagoya Stock Exchange, UFJ NICOS Co., Ltd. is listed on first section of Tokyo Stock Exchange, and UFJ Central Leasing Co., Ltd. is listed on first section of Tokyo Stock Exchange and Nagoya Stock Exchange.

<Reference>

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) – Organizational Chart (As of October 1, 2005)

Main Affiliate Companies

2. Management Policy

(1)	Principal management policy

The MUFG group’s management philosophy serves as the basic policy in conducting its business activities, and will provide guidelines for all group activities.

The group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the group management philosophy are set forth below. The group’s holding company (“Company”), commercial bank, trust bank and securities company will adopt the group’s management philosophy as their own respective management philosophy, and the entire group will strive to comply with this philosophy.

Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

(2)	Basic policy regarding profit distribution

Given the public nature of a bank holding company, it is the Company’s policy to endeavor to maintain stable dividends while improving the Company’s overall strength in order to bolster its financial health and continued sound management.

With respect to fiscal year end dividends for the fiscal year ending March 31, 2006, the Company plans to pay ¥3,000 per share for common stock (which, together with the interim dividend, shall result in a total of ¥6,000 per share for the fiscal year ending March 31, 2006) and ¥30,000 per share for class 3 preferred stock (which, together with the interim dividend, shall result in a total of ¥60,000 per share for the fiscal year ending March 31, 2006).

(3)	Basic policy relating to the possible lowering of the minimum investment amount

With regard to the possible lowering of the minimum investment amount of the Company’s common stock, the Company does not believe that it needs to make any actions immediately, after taking into account such factors as the stock price, the number of shareholders, liquidity issues and the transaction costs and potential benefits. The Company, however, will continue to consider, as appropriate, the possibility of lowering the minimum purchase price while taking into account investor needs and the above-described factors.

(4)	Management targets

On October 1, 2005, management integration of Mitsubishi Tokyo Financial Group and UFJ Group was implemented to form Mitsubishi UFJ Financial Group. (MUFG).

MUFG aims to achieve its aspiration to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008. The financial targets set to achieve the aspiration are as follows:

	Fiscal year 2004 Results*1	Fiscal year 2008 Targets

Consolidated net operating profit*2	Approximately 1,710 billion yen	Approximately 2,500 billion yen

Consolidated expense ratio	Approximately 50%	40-45% Range

Consolidated net income	(Δ216 billion yen)	Approximately 1,100 billion yen

Consolidated ROE	(Δ4.8%)	Approximately 17%

*1	Combined base of MTFG Groups’ and UFJ Groups’ financial results

*2	Consolidated net operating profit before consolidation adjustments (management accounting basis, excluding dividend income from subsidiaries.)

Underlying macroeconomic assumptions:

	FY2005	FY 2006	FY 2007	FY 2008
3M Tibor (period average)	0.13%	0.29%	0.41%	0.46%
10 year JGB (period average)	1.81%	2.22%	2.29%	2.29%
JPY to 1USD (at FY end)	105 yen	105 yen	105 yen	105 yen
Real GDP growth rate (annual)	1.1%	1.9%	1.0%	1.8%

(5) Medium- and long-term management strategy

MUFG is a fully-fledged comprehensive financial group comprising commercial banks, a trust bank, and a securities company, as well as credit card companies, consumer finance companies, investment trust companies, leasing companies and a U.S. bank (Union Bank of California). The Group has set an aspiration of becoming one of the world’s top five financial institutions by market capitalization by the end of fiscal 2008 and is pursuing the following strategy.

A. Business strategy

MUFG has defined Retail, Corporate and Trust Assets (asset management and administration) as its three core businesses and has established integrated business groups in the holding company for each core business. In this way MUFG aims to transcend the boundaries between business types and fully meet customer needs in a timely manner.

The retail banking business aims to achieve the highest level of customer satisfaction by providing world class products and services in diverse areas such as sales of investments products, housing loans, consumer finance, testamentary trusts and real estate while enhancing product development through global strategic alliances.

The corporate banking business aims to provide top-quality services and innovative products through a broad-ranging and global operational network comprising banking, trust banking and securities business and aims to secure a clear lead as the No.1 financial services provider to Japanese companies in Japan and overseas.

The trust assets business will aim to enhance its product lineup in both asset management and asset administration, and provide full-line services to meet all types of customer needs based on an efficient system that leverages economies of scale.

B. Integration benefits (Pursuing efficiency)

By steadily pursuing the integration of its businesses and systems MUFG aims to rapidly realize efficiency benefits, including cost reductions, while also pursuing efficiency as a consolidated Group through allocation of resources within the Group and management and sourcing of funds in the most appropriate way.

C. Delivering value to customers and to society

In the first article of its Management Philosophy the Group states, ‘We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence’. This customer-focused management approach forms the basis of all our activities.

In addition, we have identified the entrustment to the next generation of a better society and environment as the Group’s social responsibility. Through responding to the trust placed in us by customers and shareholders, we will seek to continuously raise corporate value.

D. Strengthening of internal controls

As a leading comprehensive financial services group comprising diverse Group companies and as the world’s largest by assets, MUFG is pursuing a significant strengthening of its internal control framework. Specifically, to prevent inaccurate financial reporting and to ensure thorough compliance with the law throughout the Group, we will create an internal control framework based on the COSO* framework. Furthermore, as a New York Stock Exchange listed company, the Group will comply with the U.S. Sarbanes-Oxley Act of 2002 and the standards of the SEC, and establish and maintain a sophisticated internal control and risk management framework that meets the criteria of the new BIS regulations. Furthermore the Balanced Score Card (BSC) will be introduced as a management administration tool in order to improve the monitoring of business strategy execution.

(*)	“COSO” is the abbreviation for the Committee of Sponsoring Organizations of the Treadway Commission, which was established in 1985 sponsored by the American Institute of Certified Public Accountants and other organizations. COSO also refers to the internal control framework proposed by the Committee of Sponsoring Organizations of the Treadway Commission. As a standard framework, it has had significant influence on the financial inspection methods of government entities in various countries. In September 2004, COSO expanded the structural elements of internal control systems (first announced in 1992) and also released a more refined COSO ERM (COSO Enterprise Risk Management Framework).

By mobilizing the comprehensive strengths of the Group to execute the strategy described above, we will seek to realize our aspiration. We aim to create new value, and thus maximize corporate value, by delivering high quality and diverse comprehensive financial services to customers faster and in a more integrated way.

(6) Issues facing the company

MUFG was formed on October 1, 2005 through the merger of MTFG and UFJ Holdings. The new Group will pursue a thoroughly customer-focused approach, and aim to win the strong support of customers as a comprehensive financial group, and realize its target of joining the global top five.

Under the integrated business group system, through product development strengths backed by strategic global business alliances, the Retail business will aim to provide global standard products and services in Japan and meet customers diverse needs. Specifically, while focusing on investment products, loans, consumer finance, and inheritance and real estate business we will also develop integrated retail sales outlets that combine banking, trust and securities services in a single location.

In the Corporate business, based on a full-line business base including banking, trust banking, securities, and global business we will provide the highest quality service and deliver innovative products. Specifically, for large corporate customers we will provide practical and timely solutions to their business issues, for medium-sized corporates we will aim to promote IPOs and business-matching services, etc., and for small- to medium-sized corporates we aim to further enhance our simple and rapid screening model in order to provide standardized and efficient small scale financing that is advantageous to them.

In the Trust Assets business, in both asset management and asset administration, we will aim to strengthen our product line-up and provide a full-line service, leveraging scale merits to provide an efficient system that can meet all types of customer requirements.

At the same time, the new group, as the world’s largest by assets and with its diverse array of subsidiaries, will establish a stable and effective system of corporate governance in order to achieve sound and appropriate management. Specifically, in order to improve transparency and fulfill its duty of accountability to shareholders more precisely and fully, based on a system of a Board of Directors and Board of Corporate Auditors, the new holding company has introduced a voluntary committee system and Advisory Board and strengthened oversight of the Group from an outside viewpoint.

With respect to the governance of the entire group we will establish a Group-wide risk management and internal audit systems, strengthen the supervision of our main subsidiaries for example by the dispatch of board members, and create a governance system.

The new Group aims to create a premier, comprehensive, global financial group that can grow corporate value while competing and succeeding on the global stage.

(7) Corporate governance principles and status of implementation of corporate governance measures

      Corporate Governance Principles

As described above, the Group’s management philosophy serves as the basic policy that provides the foundation for the formulation of management strategies and management decision making. In addition MUFG has formulated a Code of Ethics that embody the common values and ethical principles of the Group, and provide a set of conduct guidelines to be reflected in business activity.

In order to realize the precepts of MUFG’s Management Philosophy and Code of Ethics the Group is implementing strong corporate governance.

MUFG Code of Ethics

1. Establishment of trust

We will remain keenly aware of the Group’s social responsibilities and public mission and will exercise care and responsibility in the handling of customer and other information. By conducting sound and appropriate business operations and disclosing corporate information in a timely and appropriate manner we will seek to establish enduring public trust in the Group.

2. Putting customers first

We will always consider our customers, and through close communication will endeavor to satisfy them and gain their support by providing financial services that best meet their needs.

3. Strict observance of laws, regulations, and internal rules

We will strictly observe applicable laws, regulations and internal rules, and will conduct our business in a fair and trustworthy manner that conforms to societal norms. As a global comprehensive financial group we will also respect internationally accepted standards.

4. Respect for human rights and the environment

We will respect the character and individuality of others, work to maintain harmony with society, and place due importance on the protection of the global environment that belongs to all mankind.

5. Disavowal of anti-social elements

We will stand resolutely against any anti-social elements that threaten public order and safety.

Status of implementation of corporate governance measures

MUFG aims to create a system of corporate governance that is appropriate to a premier, comprehensive, global financial group.

1. Governance functions of the holding company

Based on a system comprising corporate auditors and directors, the holding company (MUFG) has enhanced the role of external viewpoints in its governance and has introduced a voluntary committee system in order to establish stable and effective corporate governance.

(1)	Appointment of outside directors and establishment of voluntary committees

We have appointed several outside directors to the Board of Directors. Furthermore, as a measure to enhance supervision of management, we have introduced a voluntary system of board committees comprised mainly of outside members and chaired by an outside director, such as the Internal Audit and Compliance Committee, the Nomination Committee and the Compensation Committee.

(2)	Appointment of a majority of outsiders to the Board of Corporate Auditors

We have appointed three outside corporate auditors such that the Board of Corporate Auditors comprises a majority of outside corporate auditors.

(3)	Establishment of an Advisory Board

The Advisory Board is composed of external experts and, from an independent perspective, advises the Executive Committee on important management topics such as corporate strategy and business planning.

2. Governance functions of the commercial bank and trust bank

Internal audit and compliance committees composed of a majority of outside members have also been set up in the Group’s commercial bank* and trust bank. These committees deliberate on matters relating to internal audit and compliance, and report them to Internal Audit and Compliance Committee of the holding company.

*	Bank of Tokyo-Mitsubishi UFJ”, which is scheduled to be established on January 1, 2006.

3. Governance system of the whole Group (see charts)

The holding company also aims to develop its group-wide corporate governance structure by implementing group-wide risk management and internal audit systems, and by promoting strengthened supervision of management, for example by dispatching senior management to its major subsidiaries.

Appendix 1

Corporate Governance Structure of the New Holding Company and the New Bank

Appendix 2

Corporate Governance Structure of the New Trust Bank

Appendix 3

Corporate Governance Structure of the New Securities Company

(8) Parent Information

Description is omitted since there is no parent company.

3. Results of Operations and Financial Condition

(1) Results of operations

With respect to the financial and economic environment for the fiscal year ended September 30, 2005, overseas economies generally remained strong. The US economy steadily expanded even though the rise in crude oil prices and the onslaught of the hurricane had some negative effects on the economy. The Chinese economy continued its high growth, mainly led by increases in investments and exports. In Japan, our economy has taken steps towards recovery during the first part of the current fiscal year. This can be seen in the increase in capital expenditures, the steady rise in private consumption due to improvements in the job market and personal income, and the increase in exports due to worldwide advancement in inventory adjustment. Meanwhile, the level of decline in consumer prices was much smaller than previous periods.

Regarding the financial environment, in the EU, the European Central Bank’s policy rate remained at 2%. In the United States, the target for the federal funds rate was raised from 2.75% to 3.75%. In Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the long-term interest rate in Japan declined temporarily before rising to new levels due to market expectations regarding an end to deflation and a change in the current easy monetary policy. In the foreign exchange markets, the yen depreciated against the US dollar due to the rising US interest rates environment during the fiscal year ended September 30, 2005.

Amidst this economic environment, consolidated net income for the six months ended September 30, 2005 was ¥411.0 billion, an increase of ¥1,085.3 billion compared to the six months ended September 30, 2004. This increase was primarily due to the following factors. Consolidated gross profit was ¥750.9 billion, a decrease of ¥50.8 billion. This was primarily caused by a decrease of ¥37.6 billion in net interest income and a decrease of ¥28.8 billion in net gains on debt securities. General and administrative expenses (excluding non-recurring expenses) were ¥363.2 billion, an increase of ¥12.6 billion. Net profit and loss on equity securities was ¥15.4 billion, an increase of ¥51.4 billion compared to the previous interim term. This increase was caused by a decrease in losses on equity securities from ¥152.2 billion for the six months ended September 30, 2004 to ¥7.0 billion for the six months ended September 30, 2005.

Total credit related costs (excluding gains on loans charged-off) for the six months ended September 30, 2005 decreased by ¥912.4 billion compared to the six months ended September 30, 2004 and resulted in a profit of ¥214.6 billion due to a reversal of provision for allowance for loan losses (formula allowance and specific allowance for loan losses, and allowance for losses on specific foreign borrowers). This reversal was primarily attributable to a large decrease in allowance for loan losses, reflecting a remarkable decrease in formula allowance for loan losses due to an improvement in credit ratings of debtors as their business conditions improved. The profit from reversal of provision for allowance for loan losses is posted in special gains. An amount of ¥31.0 billion for losses on impairment of fixed assets and an amount of ¥55.0 billion for expenses for the preparation of planned management integration with Mitsubishi Tokyo Financial Group, Inc. are included in special losses.

The factors mentioned above contributed to a consolidated ordinary profit of ¥355.2 billion, an increase of ¥830.1 billion and consolidated net income of ¥411.0 billion, an increase of ¥1,085.3 billion.

(2) Financial Condition

(a) Condition of Assets, Liabilities, Minority Interest and Shareholders’ Equity

Total assets as of September 30, 2005 amounted to ¥78,074.5 billion, decreasing by ¥4,479.1 billion from the end of March 2005. Although a balance of loans and bills discounted increased by ¥820.6 billion, total assets decreased mainly due to decreases in receivables under resale agreements and trading assets, by ¥1,768.6 billion and ¥3,646.8 billion, respectively.

Total liabilities as of September 30, 2005 amounted to ¥74,866.9 billion, decreasing by ¥4,994.2 billion from the end of March 2005. Primary factors of the decrease were a decrease of ¥1,130.7 billion in payables under repurchase agreements and a decrease of ¥2,872.5 billion in trading liabilities. Deposits amounted to ¥50,315.4 billion, decreasing by ¥410.2 billion.

Total shareholders’ equity amounted to ¥1,687.6 billion, increasing by ¥507.5 billion due to an increase in retained earnings with the profit of this term and an increase in unrealized gains on equity securities under the favorable market condition.

(b) Cash Flows

Cash and cash equivalents as of September 30, 2005 were ¥5,499.1 billion, increasing by ¥621.2 billion from the end of March 2005. Breakdown is as follows. Net cash provided by operating activities for the six months ended September 30, 2005 amounted to ¥200.4 billion, a decrease of ¥1,300.0 billion compared to the six months ended September 30, 2004 primarily due to an increase in loan balance. Net cash provided by investing activities amounted to ¥573.2 billion, a decrease of ¥1,789.3 billion primarily due to a decrease in sales of investment securities. Net cash used in financing activities amounted to ¥154.0 billion, an increase of ¥780.0 billion primarily due to redemption of subordinated debts.

(c) Risk-Adjusted Capital Ratio

Consolidated risk-adjusted capital ratio was 11.67% (preliminary figure) at the end of September, 2005. The following table shows a history of the ratio.

	At September 30, 2004	At March 31, 2005	At September 30, 2005
Consolidated Risk-Adjusted Capital Ratio	9.92%	10.39%	11.67% (Preliminary figure)

(3)	Risk relating to the business etc.

The Company’s business and results of operations may be materially affected for a wide range of possible reasons (which may include those material to investors), including:

•	Risks relating to the integration of our group’s operation (including the risk that the proposed merger of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited may be delayed, materially altered or abandoned);

•	Increase of problem loans and credit-related expenses;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Inability to maintain BIS capital ratios above minimum levels;

•	Downgrade of the Company’s credit ratings and the negative effect on the Company’s treasury operations;

•	Ineffectiveness or failure of the Company’s business strategies;

•	Risks accompanying the expansion of the Company’s operation and the range of products and services;

•	Decline in the results of operations and financial conditions of the Company’s subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (especially in Asian and Latin American countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of the Company’s pension obligations;

•	Events that obligate the Company to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Disruption or impairment of the Company’s business or operations due to external circumstances or events (such as the destruction or impairment of the Company’s business sites and terrorist attacks);

•	Risks relating to the Company’s capabilities to protect confidential information;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Increase in competitive pressures;

•	Risks inherent in the Company’s holding company structure; and

•	Possible negative effects related to owning our shares.

For a detailed discussion of these risks and other risks, uncertainties, possible changes and others, please see the Company’s most recent public filings.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of March 31,
(in millions of yen)	2005 (Unaudited)	2004	2005
Assets:
Cash and Due from Banks	6,502,126	8,611,848	5,930,442
Call Loans and Bills Bought	169,485	259,126	365,723
Receivables under Resale Agreements	9,960	206,104	1,778,607
Collateral Deposits on Securities Borrowed	1,833,607	3,132,279	2,404,996
Monetary Receivables Bought	413,097	349,497	398,136
Trading Assets	1,651,953	3,619,385	5,298,794
Money Held in Trust	54,104	86,585	57,019
Investment Securities	21,777,026	19,970,489	21,770,762
Loans and Bills Discounted	38,175,072	39,777,347	37,354,415
Foreign Exchanges	673,706	695,669	653,615
Other Assets	2,063,633	2,316,340	2,155,598
Premises and Equipment	614,384	659,515	648,145
Deferred Tax Assets	938,183	1,230,334	1,122,422
Goodwill	—	6,152	3,076
Customers’ Liabilities for Acceptances and Guarantees	4,243,156	3,645,986	4,088,890
Allowance for Loan Losses	(1,041,468)	(2,272,986)	(1,472,861)
Allowance for Losses on Investment Securities	(3,522)	(137,169)	(4,125)

Total Assets	78,074,507	82,156,507	82,553,660

Liabilities, Minority Interest and Shareholders’ Equity
Liabilities:
Deposits	50,315,499	50,694,983	50,725,723
Negotiable Certificates of Deposit	2,962,556	6,844,865	3,857,874
Call Money and Bills Sold	6,538,366	4,610,240	4,765,662
Payables under Repurchase Agreements	1,775,302	1,043,110	2,906,021
Collateral Deposits under Securities Lending Transactions	910,654	2,380,651	2,261,850
Commercial Paper	116,581	160,706	97,638
Trading Liabilities	880,787	2,236,356	3,753,343
Borrowed Money	834,231	1,527,499	1,384,986
Foreign Exchanges	208,170	168,074	148,942
Short-term Corporate Bonds	149,000	135,300	464,200
Corporate Bonds and Notes	2,317,026	2,745,644	2,564,335
Borrowed Money from Trust Account	1,504,004	1,698,801	1,241,919
Other Liabilities	1,977,844	1,532,146	1,457,546
Reserve for Employee Bonuses	19,051	8,862	9,895
Reserve for Retirement Benefits	14,424	12,687	13,537
Reserve for Losses on Supports of Specific Borrowers	—	101,209	—
Reserve for Possible Losses Related to Land Trust	1,074	15,609	14,522
Reserves under Special Laws	433	352	322
Deferred Tax Liabilities	8,564	24,374	28,784
Deferred Tax Liabilities for Revaluation Reserve for Land	90,269	75,828	75,230
Acceptances and Guarantees	4,243,156	3,645,986	4,088,890

Total Liabilities	74,866,999	79,663,291	79,861,227

Minority Interest	1,519,830	1,518,803	1,512,334

Shareholders’ Equity:
Capital Stock	1,000,000	1,000,000	1,000,000
Capital Surplus	—	1,233,734	1,233,741
Retained Earnings	317,274	(1,446,047)	(1,325,433)
Revaluation Reserve for Land, Net of Taxes	99,091	111,435	110,534
Net Unrealized Gains on Available-for-sale Securities, Net of Tax	343,205	165,597	257,526
Foreign Currency Translation Adjustments	(68,427)	(88,127)	(93,579)
Treasury Stock	(3,465)	(2,180)	(2,691)

Total Shareholders’ Equity	1,687,677	974,412	1,180,098

Total Liabilities, Minority Interest and Shareholders’ Equity	78,074,507	82,156,507	82,553,660

See Notes to Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended September 30,		Year ended March 31, 2005
(in millions of yen)	2005 (Unaudited)	2004
Ordinary Income:
Interest Income	527,806	513,611	1,017,174
Interest on Loans and Discounts	347,365	365,991	724,685
Interest and Dividends on Securities	97,462	106,273	210,231
Trust Fees	23,721	25,379	51,236
Fees and Commissions	255,301	239,183	496,579
Trading Profits	23,045	18,672	55,578
Other Operating Income	212,931	272,839	447,650
Other Ordinary Income	70,953	141,354	237,153

Total Ordinary Income	1,113,760	1,211,041	2,305,373

Ordinary Expenses:
Interest Expense	154,085	102,212	213,741
Interest on Deposits	50,798	35,737	76,702
Fees and Commissions	39,389	37,394	71,308
Trading Losses	8,881	9,540	1,648
Other Operating Expenses	89,513	118,755	212,486
General and Administrative Expenses	379,140	361,431	730,478
Other Ordinary Expenses	87,503	1,056,588	1,572,541

Total Ordinary Expenses	758,513	1,685,922	2,802,204

Ordinary Profit	355,247	(474,880)	(496,830)

Special Gains	301,474	63,149	311,345
Special Losses	90,257	18,586	49,057

Income (Loss) before Income Taxes & Minority Interest	566,463	(430,318)	(234,542)
Income Taxes-Current	32,011	7,681	17,871
Income Taxes-Deferred	120,387	225,946	280,121
Minority Interest in Net Income (Loss)	3,006	10,337	21,995

Net Income (Loss)	411,057	(674,283)	(554,532)

See Notes to Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

	Six months ended Sep. 30,		Year ended Mar. 31, 2005
(in millions of yen)	2005 (Unaudited)	2004
Capital Surplus
Balance, at Beginning of the Period	1,233,741	1,233,725	1,233,725
Additions	83	8	15
Gain on Sales of Treasury Stock	83	8	15
Deductions	1,233,824	—	—
Transfer to Retained Earnings	1,233,824	—	—
Balance, at End of the Period	—	1,233,734	1,233,741

Retained Earnings
Balance, at Beginning of the Period	(1,325,433)	(760,566)	(760,566)
Additions	1,644,882	1,666	2,528
Net Income	411,057	—	—
Reversal of Revaluation Reserve for Land	—	1,666	2,528
Transfer from Capital Surplus	1,233,824	—	—
Deductions	2,174	687,147	567,395
Dividends Declared	—	12,861	12,861
Bonuses for Directors and Statutory Auditors	—	2	2
Net Loss	—	674,283	554,532
Reversal of Revaluation Reserve for Land	2,174	—	—
Balance, at End of the Period	317,274	(1,446,047)	(1,325,433)

See Notes to Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended Sep. 30,		Year ended Mar. 31, 2005
(in millions of yen)	2005 (Unaudited)	2004
Cash Flows from Operating Activities
Income (Loss) before Income Taxes & Minority Interest	566,463	(430,318)	(234,542)
Depreciation	9,246	10,493	21,182
Impairment Losses	31,087	—	—
Amortization of Goodwill	2,944	3,360	2,549
Equity in Earnings of Affiliates	(4,618)	(1,725)	(3,355)
Net Increase (Decrease) in Allowance for Loan Losses	(431,465)	153,570	(634,594)
Net Increase (Decrease) in Allowance for Losses on Investment Securities	(288)	135,951	2,963
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	—	96,151	(5,057)
Net Increase (Decrease) in Reserve for Employee Bonuses	8,802	(7,303)	(6,307)
Net Increase (Decrease) in Reserve for Retirement Benefits	887	803	1,653
Net Increase (Decrease) in Reserve for Possible Losses Related to Land Trust	(13,447)	15,609	14,522
Interest Income	(527,806)	(513,611)	(1,017,174)
Interest Expense	154,085	102,212	213,741
Net (Gain) Loss on Investment Securities	(56,203)	(33,601)	58,748
Net (Gain) Loss on Money Held in Trust	790	18,993	19,273
Net (Gain) Loss on Foreign Currency Translation Adjustments	(112,553)	(112,788)	(76,371)
Net (Gain) Loss on Sales of Premises and Equipment	(632)	4,801	(39,975)
Net (Increase) Decrease in Trading Assets	1,984,437	(811,438)	(2,481,032)
Net Increase (Decrease) in Trading Liabilities	(1,167,683)	46,958	1,550,355
Net (Increase) Decrease in Loans and Bills Discounted	(798,677)	2,681,982	4,978,360
Net Increase (Decrease) in Deposits	(405,614)	(2,273,277)	(2,252,840)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(895,317)	1,330,464	(1,656,527)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	(417,679)	222,748	118,140
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	145,509	349,140	(197,708)
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	221,540	434,312	(1,280,224)
Net (Increase) Decrease in Collateral Deposits Paid under Securities Lending Transactions	571,389	(862,859)	(135,576)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	2,273,480	106,652	2,116,641
Net Increase (Decrease) in Commercial Paper	17,032	(133,275)	(200,090)
Net Increase (Decrease) in Collateral Deposits Received under Securities Lending Transactions	(1,351,196)	616,553	497,752
Net (Increase) Decrease in Foreign Exchange Assets	(19,826)	(82,644)	(40,230)
Net Increase (Decrease) in Foreign Exchange Liabilities	59,231	(19,898)	(39,052)
Net Increase (Decrease) in Short-term Corporate Bonds	(315,200)	65,300	394,200
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	(176,133)	29,984	(95,254)
Net Increase (Decrease) in Borrowed Money from Trust Account	262,084	(55,276)	(512,158)
Interest Income (Cash Basis)	542,611	529,700	1,009,581
Interest Expense (Cash Basis)	(153,973)	(113,750)	(206,116)
Other	230,351	7,720	(184,693)

Sub-total	233,658	1,511,696	(299,219)
Income Taxes Paid	(33,239)	(11,207)	(14,110)

Net Cash Provided by (Used in) Operating Activities	200,419	1,500,488	(313,329)

See Notes to Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Six Months Ended September 30,		Year ended March 31, 2005
(in millions of yen)	2005 (Unaudited)	2004

Cash Flows from Investing Activities
Purchases of Investment Securities	(27,439,767)	(28,671,149)	(51,209,102)
Proceeds from Sales of Investment Securities	7,919,270	23,515,046	35,222,409
Proceeds from Maturities of Investment Securities	20,101,514	7,500,422	16,897,698
Increase in Money Held in Trust	(63,072)	(35,371)	(101,293)
Decrease in Money Held in Trust	65,889	62,333	157,510
Expenditures for Premises and Equipment	(18,907)	(13,932)	(117,118)
Proceeds from Sales of Premises and Equipment	8,291	3,388	152,153
Expenditures for Purchases of Consolidated Subsidiaries	—	(2,761)	(2,761)
Proceeds from Sales of Consolidated Subsidiaries	—	4,563	4,563

Net Cash Provided by Investing Activities	573,218	2,362,540	1,004,061

Cash Flows from Financing Activities
Proceeds from Issuance of Subordinated Debt	2,100	—	—
Expenditures for Repayment of Subordinated Debt	(62,022)	(52,141)	(54,145)
Proceeds from Issuance of Subordinated Bonds	64,323	33,063	43,063
Redemption and Repurchase of Subordinated Bonds	(155,699)	(33,041)	(79,723)
Proceeds from Issuance of Capital Stock to Minority Interest	—	700,000	700,000
Dividends Paid	—	(12,861)	(12,861)
Dividends Paid to Minority Interest	(1,897)	(8,710)	(27,206)
Expenditures for Purchase of Treasury Stock	(862)	(259)	(897)
Proceeds from Sales of Treasury Stock	13	24	45
Other	(52)	(101)	(142)

Net Cash Provided by (Used in) Financing Activities	(154,096)	625,972	568,132

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,727	1,742	1,201

Net Increase (Decrease) in Cash and Cash Equivalents	621,268	4,490,744	1,260,065
Cash and Cash Equivalents at Beginning of the Period	4,877,893	3,617,827	3,617,827

Cash and Cash Equivalents at End of the Period	5,499,161	8,108,571	4,877,893

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

The accompanying Consolidated Financial Statements of UFJ Holdings, Inc. and its subsidiaries are compiled as required by the Banking Law of Japan and in conformity with Japan, which are different in certain respects as compared to the application and disclosure accounting principles generally accepted in requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and amounts less than one million yen are omitted.

Notes related to the Consolidated Balance Sheets as of September 30, 2005 are as follows:

(1)	Transactions for trading purposes are those seeking to capture gains arising from short-term market changes or from differences between markets for interest rates, currency exchange rates or securities. Such transactions are reported as “Trading Assets” and “Trading Liabilities” in the consolidated balance sheets as of September 30, 2005, on a trade date basis. Trading account securities and monetary receivables, etc. held for trading purposes are stated at market value at the end of the fiscal term. Trading-related financial derivatives such as swaps, futures and options are valued on the assumption that they were settled at the end of the fiscal term.

(2)	Held-to-maturity Debt Securities are carried at amortized cost, as determined by the moving average method (straight line method). “Investments in Non-consolidated Subsidiaries and Affiliates which are not accounted for by the equity method” are carried at the moving average cost. “Available-for-sale Securities” with market value are carried at market value (cost of securities sold is determined by the moving average method), and “Available-for-sale Securities” with no market value are carried at cost or amortized cost, as determined by the moving average method. Net unrealized gains or losses on available-for-sale securities are directly reflected in the shareholders’ equity after considering the tax effect.

(3)	As regards the valuation of securities held in independently operated Money Held in Trust, securities are valued using the same methods as above.

(4)	Derivatives transactions, excluding those for trading purposes, are carried at fair value.

(5)	“Allowance for Loan Losses” of domestic consolidated banking subsidiaries is provided based on the results of the self-assessment, as follows in accordance with internal criteria regarding write-offs and providing allowance for possible loan losses :

(a)	The allowance for claims on debtors who are legally or substantially bankrupt is provided based on the remaining amount of the claims after the charge-off described below and the deductions of the amount expected to be collected through the disposal of collateral or the execution of guarantees.

(b)	The allowance for claims on debtors who are not currently legally bankrupt but are likely to become bankrupt is provided based on the amount necessary, given the overall solvency assessment of the debtors after deducting the amount expected to be collected through the disposal of collateral or the execution of guarantees.

(c)	The allowance for claims on debtors with Restructured Loans and the certain amount of claims or more, or debtors with Doubtful Loans and the certain amount of claims or more, is provided by calculating the difference between the present value of expected future cash flows discounted by the loan’s original contractual interest rate before restructuring and the carrying value of that claims.

The allowance for claims on debtors other than the above is provided primarily based on the default rate, calculated by the actual defaults during a certain period in the past.

(d)	The allowance for loans to specific foreign borrowers is provided based on the expected loss amount considering the political and economic situations of such countries. With respect to the claims with collateral or guarantees on debtors who are legally or substantially bankrupt, the remaining amount of the claims after deduction of the amount which is deemed collectible through the disposal of collateral or the execution of guarantees was charged-off against the respective claims. The amount of the charge-off as of September 30, 2005 was 915,648 million yen.

(6)	“Allowance for Losses on Investment Securities” is provided for possible losses on securities and other investments based on the amount necessary, considering the financial conditions of the issuing companies and collateral and guarantees on the securities.

(7)	“Reserve for Employee Bonuses” is provided for payment of bonuses to employees. Within the estimated amount payable to employees, the necessary amount corresponding to the fiscal term ended September 30, 2005, is recorded.

(8)	“Reserve for Retirement Benefits” is provided for future pension and lump-sum severance indemnity payment to employees. The reserve is recorded based on the projected benefit obligation and the pension plan asset amount as of September 30, 2005. Prior service cost is amortized using the straight-line method over the average remaining service period of the current employees and net actuarial gains (losses) is amortized using the straight-line method over the average remaining service period of the current employees.

(9)	The domestic consolidated banking subsidiaries adopt the deferral method for hedge accounting, based on the main rules in the Practical Guideline of Accounting for Financial Instruments, JICPA Industry Audit Committee Report No. 14.

For the fiscal term ended September 30, 2005, the subsidiaries utilized a macro hedging strategy, using derivatives to manage the overall interest rate risk arising from various financial assets and liabilities, such as loans and deposits. The macro hedging strategy is a risk management method based on the treatment described in the JICPA Industry Audit Committee Report No. 15, Current Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry under which the deferral method of hedge accounting is used.

The gross amounts of deferred hedge gains and losses based on the macro hedging strategy are 39,115 million yen and 33,401 million yen, respectively.

(10)	As of September 30, 2005, Loans to Bankrupt Companies and Other Delinquent Loans were 34,891 million yen and 753,807 million yen, respectively. Among these loans, the entrusted amount to the Resolution and Collection Corporation were 3,257 million yen, and this act of trust was recognized as the process of measures to remove loans from balance sheet.

(11)	As of September 30, 2005, Loans Past Due 3 Months or More, other than Loans to Bankrupt Companies and Other Delinquent Loans, were 6,765 million yen.

(12)	As of September 30, 2005, Restructured Loans were 719,044 million yen.

(13)	The net realized and unrealized gains and losses arising on hedging instruments are included in Other Liabilities as deferred hedge gains. The gross amounts of deferred hedge gains and losses are 88,903 million yen and 47,943 million yen, respectively.

(14)	Principal amount of indemnified trusts is 921,988 million yen in Jointly Operated Designated Money Trusts and 463,508 million yen in Loan Trusts.

(15)	Securities below include Trading Securities, Trading Commercial Paper and Trading Short-term Corporate Bonds classified as “Trading Assets”, Negotiable Certificates of Deposits classified as “Cash and Due from Banks”.

Trading Securities

Book value as of September 30, 2005	1,346,099 million yen
Valuation Gains (Losses) during the six months ended September 30, 2005	32,954 million yen

Held-to maturity Debt Securities with Market Value

	As of September 30, 2005
			Unrealized Gains(Losses)
(in millions of yen)	Book value	Market value	Net	Gains	Losses
Japanese National Government Bonds	54,547	54,147	(400)	40	441
Japanese Local Government Bonds	—	—	—	—	—
Japanese Short-term Corporate Bonds	—	—	—	—	—
Japanese Corporate Bonds and Financial Debentures	—	—	—	—	—
Others	34,920	34,830	(89)	198	288

Total	89,468	88,978	(490)	239	729

Available-for-sale Securities with Market Value

	As of September 30, 2005
			Unrealized Gains(Losses)
(in millions of yen)	Cost	Market value	Net	Gains	Losses
Japanese Equities	1,440,212	2,080,289	640,076	679,769	39,692
Japanese Bonds	13,202,038	13,125,633	(76,404)	5,501	81,905
Japanese National Government Bonds	12,991,155	12,912,184	(78,971)	2,308	81,279
Japanese Local Government Bonds	134,393	136,073	1,680	2,142	462
Japanese Corporate Bonds and Financial Debentures	76,489	77,375	886	1,049	163
Others	3,239,574	3,205,240	(34,334)	63,231	97,566

Total	17,881,825	18,411,163	529,337	748,502	219,164

Net Unrealized Gains on Available-for-sale Securities, Net of Taxes, as of September 30, 2005, is 342,992 million yen: Net Unrealized Losses on Available-for-sale Securities shown in the above table of 529,337 million yen, minus Deferred Tax Liabilities of 186,760 million yen, less Minority Interest equivalent of 5,418 million yen, plus Parent Company’s interest of 5,834 million yen in Net Unrealized Gains/ Losses of Available-for-sale Securities held by affiliates accounted for by the equity method. In the six months ended September 30, 2005, revaluation losses on Available-for-sale Securities were 136 million yen.

The principle for recognition of revaluation losses are as follows:

1.	Market price of a share falls down by more than 50% of book value.

2.	Market price of a share falls down by more than 30% and the issuing company of the share is categorized as Doubtful Borrower or below.

3.	Market price of a share falls down by more than 40% and the issuing company of the share is categorized as Special mention Borrower including Sub-standard Borrower.

(16)	Available-for-sale Securities sold during the six months ended September 30, 2005

Proceeds from Sales	8,432,789 million yen
Realized Gains	79,650 million yen
Realized Losses	10,868 million yen

(17)	Available-for-sale Securities not stated at market value

(in millions of yen)	As of September 30, 2005 Book value
Available-for-sale Securities
Unlisted Japanese Bonds	2,429,214
Unlisted Japanese Equities other than Over-the-counter	643,464

(18)	Redemption Schedule of Held-to-maturity Debt Securities and Available-for-sale Securities with Maturity

(in millions of yen / year)	1 or less	over 1 to 5	over 5 to 10	over 10
Japanese Bonds	9,958,157	2,614,692	2,379,326	657,218
Japanese National Government Bonds	9,730,641	1,118,657	1,502,610	614,822
Japanese Local Government Bonds	3,231	48,987	87,699	4,640
Japanese Corporate Bonds and Financial Debentures	224,283	1,447,047	789,016	37,755
Others	331,755	690,038	912,716	523,781

Total	10,289,912	3,304,731	3,292,043	1,181,000

(19)	Money Held in Trust

Money Held in Trust for Trading Purposes
Book value as of September 30, 2005	42,236 million yen
Valuation Gains (Losses) during the fiscal year ended September 30, 2005	—
Other Money Held in Trust
Cost	11,509 million yen
Book value as of September 30, 2005	11,868 million yen
Unrealized Gains(Losses)	358 million yen
Gains	358 million yen
Losses	—

(20)	Pursuant to overdraft agreements and commitments to provide loans, the Company may provide loans with customers up to certain limits. Among such limits, 23,968,608 million yen remains unused of which 21,150,896 million yen is based on contracts to be terminated within a year or revocable by consolidated banking subsidiaries’ options.

(21)	Employee Retirement Benefits

As of September 30, 2005
(in millions of yen)
Projected Benefit Obligation	(763,073)
Fair Value of Plan Assets	563,777
Security held in Trust	244,699

Funded Status	45,403

Unrecognized Transitional Obligation	3,204
Unrecognized Net Actuarial Losses	241,879
Unrecognized Prior Service Cost	(28,131)

Net Amount Recognized on the Consolidated Balance Sheets	262,355
Prepaid Pension Cost	276,779
Reserve for Retirement Benefits	(14,424)

(22) Establishment of Mitsubishi UFJ Financial Group

UFJ Holdings, Inc. signed relevant merger agreements with Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) on April 20, 2005, and relevant merger agreements were approved in shareholders’ meeting that held on June 29, 2005. On October 1, 2005, UFJ Holdings, Inc. and MTFG merged and began operations as Mitsubishi UFJ Financial Group, Inc.. All of the asset, the debt, rights and obligation of UFJ Holdings, Inc. were succeeded to MTFG.

Moreover, subsidiary company UFJ Trust Bank Limited merged The Mitsubishi Trust and Banking Corporation and began operations as Mitsubishi UFJ Trust and Banking Corporation and subsidiary company UFJ Tsubasa Securities Co., Ltd. merged Mitsubishi Securities Co., Ltd. and began operations as Mitsubishi UFJ Securities Co., Ltd..

Subsidiary company the UFJ Bank Limited and The Bank of Tokyo-Mitsubishi, Ltd. have decided to postpone the scheduled date of merger on October 1, 2005 to the merger on January 1, 2006 by three months.

Notes related to the Consolidated Statements of Operations as of September 30, 2005 are as follows:

(1)	Gains and losses on transactions for trading purposes are shown as “Trading Profits” or “Trading Losses” on the consolidated statements of operations on a trade date basis. In the case of securities and monetary receivables, etc. held for trading purposes, “Trading Profits/Losses” includes the interest received/paid for the six months ended September 30, 2005 and the increase/decrease of the valuation gains/losses at the end of the fiscal term ended September 30, 2005 from those at the end of the fiscal year ended March 31, 2005. In the case of trading-related financial derivatives, “Trading Profits/Losses” includes the interest received/paid for the six months ended September 30, 2005 and the increase/ decrease of the amounts of gains/losses based on the assumption that transactions were settled at the end of the fiscal term ended September 30, 2005 from the end of the fiscal year ended March 31, 2005.

(2)	Other Ordinary Expenses for the fiscal term ended September 30, 2005 includes Write-off of Loans of 31,812 million yen, Losses on Sales of Delinquent Loans of 22,063 million yen, Losses on Sales of Securities of 14,410 million yen and Revaluation Losses on Securities of 7,046 million yen.

(3)	Special Gains for the fiscal term ended September 30, 2005 includes Reversal of Reserve for Possible Losses Related to Land Trust of 2,345 million yen.

(4)	Special Losses for the fiscal term ended September 30, 2005 includes Expenses for the preparation of planned management integration.

(5)	Losses on Impairment of Fixed Assets in this fiscal year were as follows.

Area	Principal purpose of use	Type	Impairment loss (in millions of yen)
Tokyo Metropolitan Area	Branch premises, Company housing, etc. (7 items) Idle assets and assets to be disposed (103 items)	Land and premises, etc.	18,840 3,923

Other	Branch premises, Company housing, etc. (7 items) Idle assets and assets to be disposed (89 items)	Land and premises, etc.	3,204 5,119

For the purposes of identifying impaired assets, assets of an individual branch are grouped as a minimum unit in case of consolidated domestic banking subsidiaries, because individual branches generate cash flow independently. In case of idle assets and assets to be disposed, each asset is regarded as a minimum unit. In case of main office, headquarters, computer center, company housing, and etc., these assets are identified as common assets and regarded as one unit because these assets do not generate cash flow independently.

Also, a certain consolidated domestic subsidiary which leases branches, company housing, and etc., to a certain consolidated domestic banking subsidiary treats each premise as a minimum unit, because individual lease premise generates cash flow independently. For a certain consolidated domestic subsidiary, the sum of the undiscounted future cash flows of certain premises were exceeded by the carrying amount of the premises and the difference was recognized as an impairment loss. The recoverable amount used for the measurement of the impairment loss was the higher of the net realizable value or the value of use. The net realizable value is determined based on the real estate appraisal or the expected amount for sale, etc. The value of use is calculated by discounting the future cash flow with a discount rate of 8%.

Consolidated domestic banking subsidiaries and certain consolidated domestic subsidiaries recognized impairment losses on idle assets and premises to be closed or disposed for the difference of the carrying amount of the premises and the recoverable amount. The recoverable amount used for the measurement of the impairment loss was the net realizable value. The net realizable value is determined based on the real estate appraisal or the expected amount for sale, etc.

Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

SEGMENT INFORMATION

1. Segment Information by Type of Business

		(in millions of yen)
Six Months ended September 30, 2005		Banking and Trust Business	Other	Total	Elimination	Consolidated
I	Ordinary Income	892,288	263,895	1,156,183	(42,422)	1,113,760
	(1)Ordinary Income from Customers	876,910	236,849	1,113,760	—	1,113,760
	(2)Inter-segment Ordinary Income	15,377	27,045	42,422	(42,422)	—

	Ordinary expenses	568,768	223,910	792,679	(34,165)	758,513

	Ordinary Profit (Loss)	323,520	39,984	363,504	(8,256)	355,247

II	Assets	77,421,321	5,242,013	82,663,334	(4,588,826)	78,074,507
	Depreciation	24,473	5,592	30,065	—	30,065
	Capital Expenditures	41,869	4,241	46,111	—	46,111

		(in millions of yen)
Six Months ended September 30, 2004		Banking and Trust Business	Other	Total	Elimination	Consolidated
I	Ordinary Income	1,037,465	211,744	1,249,209	(38,168)	1,211,041
	(1)Ordinary Income from Customers	1,027,926	183,114	1,211,041	—	1,211,041
	(2)Inter-segment Ordinary Income	9,538	28,629	38,168	(38,168)	—

	Ordinary expenses	1,524,976	217,705	1,742,682	(56,760)	1,685,922

	Ordinary Profit (Loss)	(487,511)	(5,961)	(493,472)	18,591	(474,880)

		(in millions of yen)
Fiscal Year ended March 31, 2005		Banking and Trust Business	Other	Total	Elimination	Consolidated
I	Ordinary Income	1,931,617	460,473	2,392,091	(86,717)	2,305,373
	(1)Ordinary Income from Customers	1,901,140	404,232	2,305,373	—	2,305,373
	(2)Inter-segment Ordinary Income	30,476	56,240	86,717	(86,717)	—

	Ordinary expenses	2,487,346	414,084	2,901,430	(99,225)	2,802,204

	Ordinary Profit (Loss)	(555,728)	46,389	(509,339)	12,508	(496,830)

II	Assets	76,057,429	14,286,455	90,343,885	(7,790,225)	82,553,660
	Depreciation	49,071	10,107	59,178	—	59,178
	Capital Expenditures	154,549	16,474	171,024	—	171,024

Notes:

“Other” business lines include securities, leasing, investment trust management, investment advisory, credit card and others.

Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

SEGMENT INFORMATION

2. Segment Information by Location

		(in millions of yen)
Six Months ended September 30, 2005		Japan	The Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I	Ordinary Income	1,028,656	69,425	68,337	35,490	1,201,909	(88,148)	1,113,760
	(1)Ordinary Income from Customers	992,896	34,458	54,741	31,663	1,113,760	—	1,113,760
	(2)Inter-segment Ordinary Income	35,759	34,966	13,596	3,826	88,148	(88,148)	—
	Ordinary expenses	671,243	49,628	69,965	29,974	820,811	(62,298)	758,513
	Ordinary Profit (Loss)	357,412	19,796	(1,627)	5,516	381,097	(25,850)	355,247
II	Assets	76,577,754	2,884,451	1,697,234	2,128,182	83,287,622	(5,213,115)	78,074,507

		(in millions of yen)
Six Months ended September 30, 2004		Japan	The Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I	Ordinary Income	1,165,773	59,858	30,651	21,264	1,277,547	(66,506)	1,211,041
	(1)Ordinary Income from Customers	1,143,859	27,412	19,398	20,370	1,211,041	—	1,211,041
	(2)Inter-segment Ordinary Income	21,913	32,445	11,253	893	66,506	(66,506)	—
	Ordinary expenses	1,693,056	30,056	14,563	10,089	1,747,766	(61,844)	1,685,922
	Ordinary Profit (Loss)	(527,283)	29,801	16,088	11,174	(470,219)	(4,661)	(474,880)

		(in millions of yen)
Fiscal Year ended March 31, 2005		Japan	The Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I	Ordinary Income	2,199,222	120,230	84,554	49,330	2,453,337	(147,963)	2,305,373
	(1)Ordinary Income from Customers	2,145,534	56,872	55,965	47,000	2,305,373	—	2,305,373
	(2)Inter-segment Ordinary Income	53,687	63,357	28,588	2,329	147,963	(147,963)	—
	Ordinary expenses	2,754,746	83,595	82,005	37,343	2,957,690	(155,485)	2,802,204
	Ordinary Profit (Loss)	(555,524)	36,634	2,549	11,987	(504,352)	7,521	(496,830)
II	Assets	77,529,846	2,845,783	6,064,954	2,237,623	88,678,207	(6,124,547)	82,553,660

Notes:

“The Americas” includes the United States and Canada. “Europe” includes United Kingdom and Germany. “Asia/Oceania” includes Hong Kong, Singapore and Australia.

3. Ordinary Income from Overseas Operations

	(in millions of yen)
	Ordinary Income from Overseas Operations	Consolidated Ordinary Income	Ratio of Ordinary Income from Overseas Operations over Consolidated Ordinary Income
Six months ended September 30, 2005	120,863	1,113,760	10.9%
Six months ended September 30, 2004	67,181	1,211,041	5.5%
Fiscal year ended March 31, 2005	159,839	2,305,373	6.9%

Notes:

(1)	Ordinary Income from Overseas Operations is shown, instead of Overseas Sales Amount for non-financial companies.
(2)	Ordinary Income from Overseas Operations primarily includes income from transactions of the domestic consolidated subsidiaries’ overseas branches, and income from transactions of the overseas consolidated subsidiaries (excluding Internal Ordinary Income between consolidated entities).

Segment Information by Location on Ordinary Income from Overseas Operations is not shown here since Ordinary Income from Overseas Operations is not classified by the domicile of obligators.

Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

MARKET VALUE INFORMATION ON SECURITIES AND MONEY HELD IN TRUST

(as of September 30, 2005)

A. Securities

Securities below include Trading Securities, Trading Commercial Paper and Trading Short-term Corporate Bonds classified as “Trading Assets”, Negotiable Certificates of Deposits classified as “Cash and Due from Banks”.

1. Trading Securities

Book value as of September 30, 2005	1,346,099 million yen
Valuation Gains (Losses) during the six months ended September 30, 2005	32,954 million yen

2. Held-to-Maturity Bonds with Market Value

	(in millions of yen)
	As of September 30, 2005
	Book Value	Market Value	Unrealized Gains(Losses)
Type			Net	Gains	Losses
Japanese National Government Bonds	54,547	54,147	(400)	40	441
Japanese Local Government Bonds	—	—	—	—	—
Japanese Corporate Bonds and Financial Debentures	—	—	—	—	—
Others	34,920	34,830	(89)	198	288

Total	89,468	88,978	(490)	239	729

3. Available-for-Sale Securities with Market Value

	(in millions of yen)
	As of September 30, 2005
	Cost	Market Value	Unrealized Gains(Losses)
Type			Net	Gains	Losses
Japanese Equities	1,440,212	2,080,289	640,076	679,769	39,692
Japanese Bonds	13,202,038	13,125,633	(76,404)	5,501	81,905
Japanese National Government Bonds	12,991,155	12,912,184	(78,971)	2,308	81,279
Japanese Local Government Bonds	134,393	136,073	1,680	2,142	462
Japanese Corporate Bonds and Financial Debentures	76,489	77,375	886	1,049	163
Others	3,239,574	3,205,240	(34,334)	63,231	97,566

Total	17,881,825	18,411,163	529,337	748,502	219,164

4. Available-for-sale securities sold during the six months ended September 30, 2005

Proceeds from sales	8,432,789 million yen
Gains on sales	79,650 million yen
Losses on sales	10,868 million yen

Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

5. Main Securities not stated at Market Value

(in millions of yen)
As of September 30, 2005
Type	Book Value
Available-for-sale Securities
Unlisted Bonds	2,429,214
Unlisted Stocks (excluding over-the-counter stocks)	643,464

6. Redemption Schedule of Held-to-maturity Debt Securities and Available-for-sale Securities with Maturity

(in millions of yen / year)	1 or less	over 1 to 5	over 5 to 10	over 10
Japanese Bonds	9,958,157	2,614,692	2,379,326	657,218
Japanese National Government Bonds	9,730,641	1,118,657	1,502,610	614,822
Japanese Local Government Bonds	3,231	48,987	87,699	4,640
Japanese Corporate Bonds and Financial Debentures	224,283	1,447,047	789,016	37,755
Others	331,755	690,038	912,716	523,781

Total	10,289,912	3,304,731	3,292,043	1,181,000

B. Money Held in Trust

1. Trading Money Held in Trust
Book value as of September 30, 2005	42,236 million yen
Valuation Gains (Losses) during the six months ended September 30, 2005	—
2. Held-to-Maturity Money Held in Trust
There is no Held-to-Maturity Money Held in Trust.
3. Money Held in Trust (other than for Trading Purpose and Held-to-Maturity)

	(in millions of yen)
	As of September 30, 2005
	Book Value	Market Value	Unrealized Gains(Losses)
Type			Net	Gains	Losses
Money Held in Trust (other than for Trading Purpose and Held-to-Maturity)	11,509	11,868	358	358	—

C. Net Unrealized Gains (Losses) on Available-for-Sale Securities

(in millions of yen)
As of September 30, 2005
Type	Book Value
Net Unrealized Gains	529,696
Available-for-Sale Securities	529,337
Money Held in Trust (other than for Trading Purpose and Held-to-Maturity)	358
Deferred Tax Assets	—
Less: Deferred Tax Liabilities	186,906

Net Unrealized Gains (Losses), Net of Taxes (before adjustment for minority interest)	342,789

Less: Minority Interest	5,418
Parent Company’s Interest in Net Unrealized Gains (Losses) of Available-for-Sale Securities Held by Affiliates Accounted for by Equity Method	5,834

Net Unrealized Gains (Losses) on Available-for-sale Securities, Net of Taxes	343,205

Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

MARKET VALUE INFORMATION ON SECURITIES AND MONEY HELD IN TRUST

(as of September 30, 2004)

A. Securities

Securities below include Trading Securities, Trading Commercial Paper and Trading Short-term Corporate Bonds classified as “Trading Assets”, Negotiable Certificates of Deposits classified as “Cash and Due from Banks”.

1.	Held-to-Maturity Bonds with Market Value

(in millions of yen)
As of September 30, 2004
	Book Value	Market Value	Unrealized Gains(Losses)
Type			Net	Gains	Losses
Japanese National Government Bonds	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—
Japanese Corporate Bonds and Financial Debentures	—	—	—	—	—
Others	17,937	18,086	149	167	17

Total	17,937	18,086	149	167	17

2.	Available-for-Sale Securities with Market Value

	(in millions of yen)
	As of September 30, 2004
	Cost	Market Value	Unrealized Gains(Losses)
Type			Net	Gains	Losses
Japanese Equities	1,531,676	1,875,650	343,973	411,856	67,882
Japanese Bonds	11,744,417	11,676,496	(67,921)	15,477	83,399
Japanese National Government Bonds	11,474,555	11,402,090	(72,465)	10,664	83,129
Japanese Local Government Bonds	138,020	140,985	2,964	3,030	65
Japanese Corporate Bonds and Financial Debentures	131,841	133,420	1,578	1,783	204
Others	3,486,766	3,461,901	(24,864)	33,794	58,659

Total	16,762,860	17,014,047	251,187	461,128	209,941

3.	Main Securities not stated at Market Value

(in millions of yen)
As of September 30, 2004
Type	Book Value
Held-to-maturity Debt Securities
Unlisted Bonds	44
Available-for-sale Securities
Unlisted Bonds	2,055,651
Unlisted Stocks (excluding over-the-counter stocks)	721,366
Unlisted Foreign Securities	109,349

B. Money Held in Trust

1.	Held-to-Maturity Money Held in Trust

There is no Held-to-Maturity Money Held in Trust.

2.	Money Held in Trust (other than for Trading Purpose and Held-to-Maturity)

There is no Money Held in Trust other than for Trading Purpose and Held-to-Maturity

C. Net Unrealized Gains (Losses) on Available-for-Sale Securities

(in millions of yen)
As of September 30, 2004
Type	Book Value
Net Unrealized Gains	251,187
Available-for-Sale Securities	251,187
Deferred Tax Assets	130
Less: Deferred Tax Liabilities	84,227

Net Unrealized Gains (Losses), Net of Taxes (before adjustment for minority interest)	167,090

Less: Minority Interest	4,445
Parent Company’s Interest in Net Unrealized Gains (Losses) of Available-for-Sale Securities Held by Affiliates Accounted for by Equity Method	2,953

Net Unrealized Gains (Losses) on Available-for-sale Securities, Net of Taxes	165,597

Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

MARKET VALUE INFORMATION ON SECURITIES AND MONEY HELD IN TRUST

(as of March 31, 2005)

A. Securities

Securities below include Trading Securities, Trading Commercial Paper and Trading Short-term Corporate Bonds classified as “Trading Assets”, Negotiable Certificates of Deposits classified as “Cash and Due from Banks”.

1. Trading Securities

Book value as of March 31, 2005	4,905,992 million yen
Valuation Gains (Losses) during the fiscal year ended March 31, 2005	32,982 million yen

2. Held-to-Maturity Bonds with Market Value

	(in millions of yen)
	As of March 31, 2005
Type	Book Value	Market Value	Unrealized Gains(Losses)
			Net	Gains	Losses
Japanese National Government Bonds	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—
Japanese Corporate Bonds and Financial Debentures	—	—	—	—	—
Others	22,063	22,221	158	223	64

Total	22,063	22,221	158	223	64

3. Available-for-Sale Securities with Market Value

	(in millions of yen)
	As of March 31, 2005
	Cost	Market Value	Unrealized Gains(Losses)
Type			Net	Gains	Losses
Japanese Equities	1,467,619	1,921,960	454,340	507,409	53,068
Japanese Bonds	13,993,764	13,970,868	(22,896)	29,436	52,333
Japanese National Government Bonds	13,749,227	13,719,800	(29,427)	22,871	52,298
Japanese Local Government Bonds	130,595	134,730	4,135	4,164	29
Japanese Corporate Bonds and Financial Debentures	113,941	116,337	2,395	2,400	4
Others	2,707,312	2,674,856	(32,455)	38,044	70,500

Total	18,168,696	18,567,685	398,988	574,891	175,902

4. Available-for-sale securities sold during the six months ended March 31, 2005

Proceeds from sales	37,657,309 million yen
Gains on sales	307,593 million yen
Losses on sales	83,026 million yen

Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc. and Consolidated Subsidiaries

5. Main Securities not stated at Market Value

(in millions of yen)
As of March 31, 2005
Type	Book Value
Available-for-sale Securities
Unlisted Bonds	2,313,016
Unlisted Stocks (excluding over-the-counter stocks)	645,472

6. Redemption Schedule of Held-to-maturity Debt Securities and Available-for-sale securities with Maturity

(in millions of yen / year)	1 or less	over 1 to 5	over 5 to 10	over 10
Japanese Bonds	9,464,458	2,594,225	3,583,360	641,840
Japanese National Government Bonds	9,242,121	1,247,964	2,670,614	559,100
Japanese Local Government Bonds	5,592	36,040	96,935	4,876
Japanese Corporate Bonds and Financial Debentures	216,743	1,310,219	815,811	77,864
Others	484,211	568,912	533,932	535,809

Total	9,948,669	3,163,137	4,117,293	1,177,650

B. Money Held in Trust

1. Trading Money Held in Trust

Book value as of March 31, 2005	52,056 million yen
Valuation Gains (Losses) during the fiscal year ended March 31, 2005	(10,185) million yen

2. Held-to-Maturity Money Held in Trust

    There is no Held-to-Maturity Money Held in Trust.

3. Money Held in Trust (other than for Trading Purpose and Held-to-Maturity)

	(in millions of yen)
	As of March 31, 2005
		Market Value	Unrealized Gains(Losses)
Type			Net	Gains	Losses
Money Held in Trust (other than for Trading Purpose and Held-to-Maturity)	4,930	4,963	32	32	—

C. Net Unrealized Gains (Losses) on Available-for-Sale Securities

(in millions of yen)
As of March 31, 2005
Type	Book Value
Net Unrealized Gains	399,021
Available-for-Sale Securities	398,988
Money Held in Trust (other than for Trading Purpose and Held-to-Maturity)	32
Deferred Tax Assets	88
Less: Deferred Tax Liabilities	141,677

Net Unrealized Gains (Losses), Net of Taxes (before adjustment for minority interest)	257,431

Less: Minority Interest	4,906
Parent Company’s Interest in Net Unrealized Gains (Losses) of Available-for-Sale Securities Held by Affiliates Accounted for by Equity Method	5,000

Net Unrealized Gains (Losses) on Available-for-sale Securities, Net of Taxes	257,526

Non-Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ended September 30, 2005

Date:	November 24, 2005
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(Former UFJ Holdings, Inc.)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager—Financial Planning Division
(Phone) +81-3-3240-8154
Date of resolution of Board of Directors with respect to the non-consolidated financial statements:	November 24, 2005
Interim dividends policy:	Yes
Unit share system:	No

1. Non-consolidated financial data for the six months ended September 30, 2005

(1)	Operating results

	(in millions of yen except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2005
	2005	2004
Operating income	15,657	4,693	7,588
Change from the previous year	233.6%	(73.9)%
Operating profit	13,157	2,858	3,647
Change from the previous year	360.4%	(82.7)%
Ordinary profit	9,219	183	(2,272)
Change from the previous year	4,912.3%	(98.9)%
Net income	378,402	(2,806,482)	(2,827,492)
Change from the previous year	—	—
Net income per common share	73,162.30	(551,066.79)	(552,099.53)

Notes:

1.	Average number of shares outstanding:

For the six months ended September 30, 2005:
(common stock)	5,172,097	shares
(preferred stock—class 1)	3,658	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	—	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	5	shares
(preferred stock—class 7)	200,000	shares
For the six months ended September 30, 2004:
(common stock)	5,092,817	shares
(preferred stock—class 1)	13,307	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	16,309	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	1,008	shares
(preferred stock—class 7)	200,000	shares
For the year ended March 31, 2005:
(common stock)	5,121,345	shares
(preferred stock—class 1)	11,141	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	8,177	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	964	shares
(preferred stock—class 7)	200,000	shares

2.	Changes in accounting policy: No

(2)	Payment of dividends

	(in yen)
	For the six months ended September 30,				For the year ended March 31,
	2005		2004		2005
	Common stock	Preferred stock—class 1-7	Common stock	Preferred stock—class 1-7	Common stock	Preferred stock—class 1-7
Interim dividends per share	0	0	0	0	—	—
Total dividends per share paid for the fiscal year	—	—	—	—	—	—

(3)	Financial condition

	(in millions of yen except per share data and percentages)
	As of September 30,		As of March 31,
	2005	2004	2005
Total assets	1,936,366	1,597,697	1,641,838
Shareholders’ equity	1,495,657	1,135,859	1,115,932
Shareholders’ equity as a percentage of total liabilities and shareholders’ equity	77.2%	71.1%	68.0%
Shareholders’ equity per common share	18,446.05	(64,380.44)	(58,847.62)

Notes:

1.	Number of shares outstanding as of:

September 30, 2005:
(common stock)	5,185,761	shares
(preferred stock—class 1)	—	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	—	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	1	shares
(preferred stock—class 7)	200,000	shares
September 30, 2004:
(common stock)	5,103,875	shares
(preferred stock—class 1)	12,989	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	12,237	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	1,008	shares
(preferred stock—class 7)	200,000	shares
March 31, 2005:
(common stock)	5,160,861	shares
(preferred stock—class 1)	6,543	shares
(preferred stock—class 2)	200,000	shares
(preferred stock—class 3)	—	shares
(preferred stock—class 4)	150,000	shares
(preferred stock—class 5)	150,000	shares
(preferred stock—class 6)	8	shares
(preferred stock—class 7)	200,000	shares

2.	Number of treasury stocks outstanding as of:

September 30, 2005:	5,715	shares
September 30, 2004:	3,529	shares
March 31, 2005:	4,430	shares

2. Earning projections for the fiscal year ending March 31, 2006

Please refer to the Interim Non-Consolidated Summary Report of Mitsubishi UFJ Financial Group, Inc. (former Mitsubishi Tokyo Financial Group, Inc.) for the fiscal year ending March 31, 2006.

(Reference)

Formulas for computing ratios for the six months ended September 30, 2005 are as follows.

Net income per common share

Net income – Total dividends on preferred stock
Average number of common stock during the period *

Shareholders’ equity per common share

Shareholders’ equity at end of period – Deduction from shareholders’ equity**
Number of common stock at end of period *

*	excluding treasury stock
**	number of preferred stock at end of period × issue price + total dividends on preferred stock

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc.

NON-CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of March 31,
(in millions of yen)	2005 (Unaudited)	2004	2005
Current Assets	6,168	1,573	2,460
Cash and Due from Banks	489	518	509
Prepaid Expenses	3,138		455
Deferred Tax Assets	—		133
Other	2,541	1,054	1,362
Non-current Assets	1,930,197	1,595,673	1,639,077
Tangible Fixed Assets	48	98	76
Equipment and Furniture	48	—	76
Intangible Fixed Assets	164	520	490
Trademarks	—	—	172
Software	164	—	317
Investments and Other Assets:	1,929,984	1,595,054	1,638,510
Investment Securities	23,017	—	19,355
Investments in Subsidiaries (Stocks)	1,931,561	1,907,698	1,913,465
Bonds of Subsidiaries	—	100,000	100,000
Other	3,000	19,694	3,007
Allowance for Loan Losses	(248)	(248)	(248)
Allowance for Losses on Investment Securities	(27,346)	(432,089)	(397,069)
Deferred Charges	—	450	300

Total Assets	1,936,366	1,597,697	1,641,838

Liabilities and Shareholders’ Equity
Liabilities:
Current Liabilities	143,618	41,440	132,470
Short-term Borrowings	45,900	40,800	50,900
Long-term Borrowings due within one year	96,200	—	80,000
Accounts Payable	1,327	—	1,376
Accrued Expenses	129	—	132
Accrued Income Taxes	48	93	28
Accrued Consumption Taxes	9	—	16
Other	3	547	16
Non-current Liabilities	297,090	420,397	393,435
Bonds	—	100,000	100,000
Long-term Borrowings	37,500	—	50,000
Long-term Borrowings from Affiliates	253,635	318,835	238,835
Deferred Tax Liabilities	5,902	—	4,550
Reserve for Retirement Benefits	52	44	49
Other	—	1,517	—

Total Liabilities	440,709	461,837	525,905

Shareholders’ Equity:
Capital Stock	1,000,000	1,000,000	1,000,000
Capital Surplus	110,815	1,882,953	1,882,953
Other Capital Surplus	4	1,001,730	1,001,737
Retained Earnings	378,402	(2,752,865)	(2,773,875)
Net Unrealized Gains (Losses) on Available-for-sale Securities, Net of Taxes	9,047	5,289	6,875
Less Treasury Stock	(2,612)	(1,249)	(1,759)

Total Shareholders’ Equity	1,495,657	1,135,859	1,115,932

Total Liabilities and Shareholders’ Equity	1,936,366	1,597,697	1,641,838

See Notes to Non-Consolidated Financial Statements.

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

UFJ Holdings, Inc.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months ended September 30,		Year ended March 31, 2005
(in millions of yen)	2005 (Unaudited)	2004
Operating Income	15,657	4,693	7,588
Dividends on Investments in Subsidiaries (Stocks)	12,737	2,305	2,305
Management Fees from Subsidiaries	2,203	2,183	4,367
Interest on Investments in Subsidiaries (Bonds)	716	204	916
Operating Expenses	2,500	1,835	3,941
General and Administrative Expenses	1,783	1,630	3,025
Interest on Bonds	716	204	916

Operating Profit	13,157	2,858	3,647
Non-Operating Income	49	44	263
Non-Operating Expenses	3,987	2,718	6,182

Ordinary Profit	9,219	183	(2,272)
Special Gains	369,723	—	—
Special Losses	521	2,805,195	2,821,972

Income (Loss) before Income Taxes	378,421	(2,805,011)	(2,824,244)
Income Taxes-Current	22	73	8
Income Taxes-Deferred	(4)	1,398	3,239

Net Income (Loss)	378,402	(2,806,482)	(2,827,492)

Retained Earnings at Beginning of the Period	—	53,616	53,616
Unappropriated Profit (Loss) at End of the Period	378,402	(2,752,865)	(2,773,875)

See Notes to Non-Consolidated Financial Statements.

Notes to Non-Consolidated Financial Statements

The accompanying Non-Consolidated Financial Statements of UFJ Holdings, Inc. are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and amounts less than one million yen are omitted.

Notes related to the Non-Consolidated Balance Sheets as of September 30, 2005 are as follows:

(1)	Accumulated depreciation of tangible fixed assets amounts to 72 million yen.

(2)	Number of shares authorized:

	Common Stock — 18,000,000	Preferred Stock–class 2 — 200,000

	Preferred Stock–class 4 — 150,000	Preferred Stock–class 5 — 150,000

	Preferred Stock–class 6 — 1	Preferred Stock–class 7 — 200,000

	Preferred Stock–class 8 — 700,000	Preferred Stock–class 9 — 700,000

(3)	Number of Treasury Stock: Common Stock — 5,715

Notes related to the Non-Consolidated Statements of Operations for the six months ended September 30, 2005 are as follows:

(1)	Transaction with subsidiaries and affiliates:

	Operating Income	15,657 million yen

	Operating Expenses	445 million yen

	Non-operating Income	37 million yen

	Non-operating Expenses	3,411 million yen

(2)	Major items, which are classified as general expenses, in General and Administrative Expenses:

	Entrusted business commissions	614 million yen

	Salaries	436 million yen

	Depreciation	206 million yen

	Rent (land, buildings and equipment)	129 million yen

A note related to investments in subsidiaries is as follows:

Investments in subsidiaries stated at market value

	Balance sheets amount	Market value	Difference
Investments in subsidiaries	231,966 million yen	194,105 million yen	(37,861) million yen

Additional Information

Establishment of Mitsubishi UFJ Financial Group

UFJ Holdings, Inc. signed relevant merger agreements with Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) on April 20, 2005, and relevant merger agreements were approved in shareholders’ meeting that held on June 29, 2005. On October 1, 2005, UFJ Holdings, Inc. and MTFG merged and began operations as Mitsubishi UFJ Financial Group, Inc.. All of the asset, the debt, rights and obligation of UFJ Holdings, Inc. were succeeded to MTFG.

Selected Interim Financial Information under Japanese GAAP For the Fiscal Year Ending March 31, 2006

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1 Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

1. Financial Results	[Consolidated], [Consolidated (MTFG+UFJH)]	1

2. Valuation Differences on Securities	[Consolidated], [Consolidated (MTFG+UFJH)]	4

	[Trust], [Trust(MTB+UTB)]

3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated]	7

4. Return on Equity	[Consolidated]	7

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [UFJH Combined]	9

2. Classification of Risk-Monitored Loans	[Consolidated], [UFJH Combined]	11

3. Allowance for Loan Losses	[Consolidated], [UFJH Combined]	13

4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [UFJH Combined]	13

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[BTM+MTB], [UFJH Combined]	15

	[MUFG Combined]

6. Status of Secured Coverage on Disclosed Claims under the FRL	[BTM+MTB], [UFJH Combined]	15

	[MUFG Combined]

7. Progress in the Disposal of Problem Assets	[BTM+MTB], [UFJH Combined]	18

	[MUFG Combined]

8. Classification of Loans by Type of Industry	[BTM+MTB], [UFJH Combined]	27

	[MUFG Combined]

9. Foreign Loans	[BTM+MTB], [UFJH Combined]	33

	[MUFG Combined]

10. Loans and Deposits	[BTM+MTB], [UFJH Combined]	36

	[MUFG Combined]

11. Domestic Deposits	[BTM+MTB], [UFJH Combined]	36

	[MUFG Combined]

12. Number of Employees	[BTM+MTB], [UFJ+UTB], [MUFG Combined]	36

13. Number of Offices	[BTM+MTB], [UFJ+UTB], [MUFG Combined]	36

14. Status of Deferred Tax Assets	[BTM+MTB], [UFJ+UTB], [MUFG Combined]	39

15. Employees’ Retirement Benefits	[Consolidated]	42

16. Earning Projections for the Fiscal Year Ending March 31, 2006	[Consolidated], [Non-Consolidated]	44

	[Non-Consolidated+UFJSP+UFJEI]

	[Non-Consolidated+UFJTE]

17. Status of Acquired Assets and Liabilities relating to Merger		47

Note:	“BTM+MTB” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.
“UFJH Combined” stands for the aggregated non-consolidated figures of UFJ Bank Limited, UFJ Trust Bank Limited, UFJ Strategic Partner, Co., Ltd. (“UFJSP”), UFJ Equity Investments, Co.,Ltd. (“UFJEI”) and UFJ Trust Equity, Co., Ltd. (“UFJTE).
“UFJ+UTB” stands for the aggregated non-consolidated figures of UFJ Bank Limited and UFJ Trust Bank Limited.
“MUFG Combined” stands for the aggregated non-consolidated figures of “BTM+MTB” and “UFJH Combined” or “BTM+MTB” and “UFJ+UTB”.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

1 Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

1-1. Financial Results

	(in millions of yen)
	Six months ended September 30, 2004 (A)	Six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	885,955	945,495	59,539
Net interest income	506,567	484,276	(22,291)
Trust fees	46,115	41,089	(5,025)
Credit costs for trust accounts (1)	(2,336)	(416)	1,920
Net fees and commissions	241,318	268,146	26,827
Net trading profits	50,246	66,643	16,396
Net other business income	41,707	85,340	43,632
Net gains on debt securities	27,836	10,523	(17,313)
General and administrative expenses	499,388	520,532	21,143
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	388,903	425,379	36,475
Provision for formula allowance for loan losses (2)	—	—	—
Net business profits*	386,566	424,963	38,396
Net non-recurring losses	(76,260)	(43,810)	32,449
Credit related costs (3)	(65,402)	(35,727)	29,675
Losses on loan charge-offs	(28,597)	(41,084)	(12,487)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(852)	(396)	455
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(35,953)	5,753	41,706
Net gains (losses) on equity securities	(4,728)	15,316	20,044
Gains on sales of equity securities	42,943	22,334	(20,608)
Losses on sales of equity securities	(14,121)	(4,756)	9,365
Losses on write down of equity securities	(33,549)	(2,261)	31,287
Equity in profit of affiliates	7,573	7,196	(376)
Other	(13,702)	(30,596)	(16,893)

Ordinary profit	310,306	381,152	70,845

Net special gains	17,565	113,183	95,617
Gains on loans charged-off (4)	12,358	20,277	7,919
Reversal of allowance for loan losses (5)	11,340	96,082	84,742
Losses on impairment of fixed assets	(3,978)	(1,841)	2,136
Income before income taxes and others	327,872	494,336	166,463
Income taxes-current	39,605	30,550	(9,054)
Income taxes-deferred	95,687	138,830	43,143
Minority interest	20,901	24,255	3,353

Net income	171,678	300,699	129,021

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(56,398)	59,939	116,338
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(44,040)	80,216	124,257
Number of consolidated subsidiaries	154	152	(2)
Number of affiliated companies accounted for by the equity method	25	23	(2)

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

1-2. Financial Results

	(in millions of yen)
	Six months ended September 30, 2004 (A)	Six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	801,783	750,937	(50,846)
Net interest income	411,399	373,721	(37,678)
Trust fees	25,379	23,721	(1,657)
Credit costs for trust accounts (1)	(2,286)	(493)	1,793
Net fees and commissions	201,789	215,911	14,122
Net trading profits	9,131	14,164	5,033
Net other business income	154,083	123,417	(30,666)
Net gains (losses) on debt securities	69,567	40,747	(28,820)
General and administrative expenses	350,568	363,256	12,688
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	453,501	388,173	(65,328)
Provision for formula allowance for loan losses (2)	648,587	—	(648,587)
Net business profits*	1,099,802	387,680	(712,122)
Net non-recurring losses	(1,574,683)	(32,433)	1,542,250
Credit related costs (3)	(1,344,097)	(37,681)	1,306,416
Losses on loan charge-offs	(97,792)	(31,812)	65,979
Provision for specific allowance for loan losses	(1,070,435)	—	1,070,435
Losses on sales of loans to the Resolution and Collection Corporation	(3,975)	(1,221)	2,753
Provision for allowance for loans to specific foreign borrowers	732	—	(732)
Other credit related costs	(172,626)	(4,646)	167,979
Net gains (losses) on equity securities	(35,966)	15,456	51,422
Gains on sales of equity securities	124,993	36,913	(88,079)
Losses on sales of equity securities	(8,685)	(14,410)	(5,724)
Losses on write down of equity securities	(152,273)	(7,046)	145,227
Equity in profit of affiliates	2,096	4,474	2,377
Other	(196,716)	(14,682)	182,033

Ordinary profit (loss)	(474,880)	355,247	830,128

Net special gains	44,562	211,216	166,654
Gains on loans charged-off (4)	24,279	41,464	17,185
Reversal of allowance for loan losses (5)	—	252,790	252,790
Losses on impairment of fixed assets	—	(31,087)	(31,087)
Expenses for the preparation of planned management integration	—	(55,067)	(55,067)
Income (loss) before income taxes and others	(430,318)	566,463	996,782
Income taxes-current	7,681	32,011	24,330
Income taxes-deferred	225,946	120,387	(105,558)
Minority interest	10,337	3,006	(7,331)

Net income (loss)	(674,283)	411,057	1,085,341

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(697,796)	214,616	912,413

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(673,517)	256,081	929,598
Number of consolidated subsidiaries	109	97	(12)
Number of affiliated companies accounted for by the equity method	26	24	(2)

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

1-3. Financial Results

	(in millions of yen)
	Six months ended September 30, 2004 (A)	Six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	1,687,739	1,696,432	8,692
Net interest income	917,967	857,997	(59,969)
Trust fees	71,494	64,810	(6,683)
Credit costs for trust accounts (1)	(4,622)	(909)	3,713
Net fees and commissions	443,107	484,057	40,949
Net trading profits	59,378	80,807	21,429
Net other business income	195,791	208,758	12,966
Net gains on debt securities	97,404	51,270	(46,133)
General and administrative expenses	849,957	883,789	33,831
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	842,405	813,552	(28,852)
Provision for formula allowance for loan losses (2)	648,587	—	(648,587)
Net business profits*	1,486,369	812,643	(673,726)
Net non-recurring losses	(1,650,943)	(76,243)	1,574,700
Credit related costs (3)	(1,409,500)	(73,408)	1,336,091
Losses on loan charge-offs	(126,389)	(72,897)	53,492
Provision for specific allowance for loan losses	(1,070,435)	—	1,070,435
Losses on sales of loans to the Resolution and Collection Corporation	(4,827)	(1,618)	3,209
Provision for allowance for loans to specific foreign borrowers	732	—	(732)
Other credit related costs	(208,579)	1,106	209,686
Net gains (losses) on equity securities	(40,694)	30,773	71,467
Gains on sales of equity securities	167,936	59,248	(108,687)
Losses on sales of equity securities	(22,807)	(19,166)	3,640
Losses on write down of equity securities	(185,823)	(9,308)	176,515
Equity in profit of affiliates	9,669	11,670	2,000
Other	(210,419)	(45,279)	165,139

Ordinary profit (loss)	(164,574)	736,399	900,973

Net special gains	62,128	324,400	262,271
Gains on loans charged-off (4)	36,637	61,742	25,104
Reversal of allowance for loan losses (5)	11,340	348,873	337,533
Losses on impairment of fixed assets	(3,978)	(32,929)	(28,950)
Income (loss) before income taxes and others	(102,445)	1,060,800	1,163,245
Income taxes-current	47,286	62,562	15,275
Income taxes-deferred	321,633	259,218	(62,415)
Minority interest	31,239	27,261	(3,977)

Net income (loss)	(502,605)	711,757	1,214,362

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(754,195)	274,555	1,028,751

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(717,557)	336,298	1,053,856
Number of consolidated subsidiaries	263	249	(14)
Number of affiliated companies accounted for by the equity method	51	47	(4)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

2-1. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	12,831	(2,501)	(10,734)	13,473	641	15,332	15,544	212	23,565	23,737	171
Securities available for sale	1,587,839	882,137	601,890	1,711,076	123,236	705,702	889,757	184,054	985,949	1,119,294	133,345
Domestic equity securities	1,472,474	837,842	578,418	1,510,933	38,458	634,632	744,276	109,644	894,056	961,169	67,113
Domestic bonds	(9,687)	(33,804)	(63,782)	17,460	27,148	24,116	45,435	21,318	54,095	60,823	6,728
Other	125,052	78,099	87,254	182,682	57,630	46,952	100,044	53,091	37,797	97,301	59,503
Total	1,600,670	879,635	591,155	1,724,549	123,878	721,034	905,301	184,267	1,009,514	1,143,032	133,517
Domestic equity securities	1,472,474	837,842	578,418	1,510,933	38,458	634,632	744,276	109,644	894,056	961,169	67,113
Domestic bonds	1,622	(36,085)	(74,557)	29,225	27,602	37,707	59,025	21,318	76,179	82,908	6,728
Other	126,573	77,878	87,294	184,390	57,817	48,694	101,999	53,304	39,278	98,954	59,675

(3) Market Value information for securities in trusts with contracts for compensating the principal

Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities

(in millions of yen)
September 30, 2005
Trust Assets at interim-period end	Market Value	Valuation Gains
248,364	253,440	5,076

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 3,609 millions of yen

Loan Trusts

A. Market Value of Securities

N/A

B. Valuation Gains of Derivative Transaction : 2,647 millions of yen

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

2-2. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	(490)	(639)	(648)	239	729	149	167	17	158	223	64
Securities available for sale	529,337	278,150	130,349	748,502	219,164	251,187	461,128	209,941	398,988	574,891	175,902
Domestic equity securities	640,076	296,103	185,736	679,769	39,692	343,973	411,856	67,882	454,340	507,409	53,068
Domestic bonds	(76,404)	(8,482)	(53,508)	5,501	81,905	(67,921)	15,477	83,399	(22,896)	29,436	52,333
Other	(34,334)	(9,469)	(1,878)	63,231	97,556	(24,864)	33,794	58,659	32,455	38,044	70,500
Total	528,847	277,511	129,700	748,741	219,893	251,336	461,295	209,959	399,146	575,114	175,967
Domestic equity securities	640,076	296,103	185,736	679,769	39,692	343,973	411,856	67,882	454,340	507,409	53,068
Domestic bonds	(76,804)	(8,882)	(53,908)	5,542	82,346	(67,921)	15,477	83,399	(22,896)	29,436	52,333
Other	(34,424)	(9,709)	(2,127)	63,430	97,854	(24,715)	33,961	58,677	(32,297)	38,268	70,565

(3) Market Value information for securities in trusts with contracts for compensating the principal

N/A

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

2-3. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	12,341	(3,140)	(11,382)	13,712	1,371	15,481	15,711	230	23,723	23,960	236
Securities available for sale	2,117,176	1,160,287	732,239	2,459,578	342,401	956,889	1,350,885	393,996	1,384,937	1,694,185	309,248
Domestic equity securities	2,112,551	1,133,945	764,154	2,190,702	78,151	978,606	1,156,133	177,526	1,348,396	1,468,578	120,181
Domestic bonds	(86,091)	(42,287)	(117,290)	22,961	109,053	(43,804)	60,913	104,717	31,198	90,260	59,062
Other	90,717	68,629	85,375	245,913	155,196	22,088	133,839	111,751	5,342	135,346	130,004
Total	2,129,518	1,157,146	720,856	2,473,290	343,772	972,371	1,366,597	394,226	1,408,661	1,718,146	309,484
Domestic equity securities	2,112,551	1,133,945	764,154	2,190,702	78,151	978,606	1,156,133	177,526	1,348,396	1,468,578	120,181
Domestic bonds	(75,182)	(44,968)	(128,465)	34,767	109,949	(30,214)	74,503	104,717	53,283	112,345	59,062
Other	92,149	68,169	85,167	247,820	155,671	23,979	135,960	111,981	6,981	137,222	130,241

(3) Market Value information for securities in trusts with contracts for compensating the principal

Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities

(in millions of yen)
September 30, 2005
Trust Assets at interim-period end	Market Value	Valuation Gains
248,364	253,440	5,076

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 3,609 millions of yen

Loan Trusts

A. Market Value of Securities

N/A

B. Valuation Gains of Derivative Transaction : 2,647 millions of yen

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

3-1. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

			(in billions of yen except percentages)
			As of September 30, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
				(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	12.01%	1.08%	0.24%	10.92%	11.76%
		Tier 1 ratio	7.72%	0.33%	0.10%	7.39%	7.61%
(2)		Tier 1 capital	4,646.9	621.0	360.2	4,025.9	4,286.7
(3)		Tier 2 capital includable as qualifying capital	3,498.9	680.8	247.9	2,818.0	3,250.9
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	723.6	404.4	274.2	319.2	449.4
	ii)	The amount of land revaluation excess includable as qualifying capital	126.9	(1.4)	(0.5)	128.3	127.4
	iii)	Subordinated debt	2,276.8	272.4	38.1	2,004.4	2,238.7
(4)		Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	922.5	28.2	7.5	894.3	915.0
(6)		Total qualifying capital (2)+(3)+(4)-(5)	7,223.3	1,273.6	600.6	5,949.6	6,622.6
(7)		Risk-adjusted assets	60,140.3	5,683.2	3,869.7	54,457.1	56,270.5

4-1. Return on Equity

	(%)
	Six months ended September 30, 2005 (A)	Increase/ (Decrease)	Six months ended September 30, 2004 (B)
		(A) – (B)
ROE *	15.64	5.78	9.86

Note: * ROE is computed as follows:

(Net income - Dividends on preferred stocks) × 2	× 100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period)
+ (Shareholders’ equity at end of period - Number of preferred stocks at end of period × Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

3-2. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

			(in billions of yen except percentages)
			As of September 30, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
				(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	11.67%	1.75%	1.27%	9.92%	10.39%
		Tier 1 ratio	6.47%	1.37%	1.14%	5.10%	5.32%
(2)		Tier 1 capital	2,759.0	555.0	445.5	2,203.9	2,313.4
(3)		Tier 2 capital includable as qualifying capital	2,300.0	140.8	21.3	2,159.1	2,278.6
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	242.5	127.2	59.2	115.3	183.2
	ii)	The amount of land revaluation excess includable as qualifying capital	85.1	0.9	1.6	84.2	83.5
	iii)	Subordinated debt	1,439.8	(178.9)	(119.1)	1,618.8	1,559.0
(4)		Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	85.4	10.5	6.4	74.8	78.9
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,973.6	685.4	460.4	4,288.2	4,513.1
(7)		Risk-adjusted assets	42,596.8	(610.8)	(809.1)	43,207.7	43,405.9

4-2. Return on Equity

	(%)
	Six months ended September 30, 2005 (A)	Increase/ (Decrease)	Six months ended September 30, 2004 (B)
		(A) – (B)
ROE *	79.91	209.78	(129.86)

Note: * ROE is computed as follows:

(Net income - Dividends on preferred stocks) × 2	× 100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period)
+ (Shareholders’ equity at end of period - Number of preferred stocks at end of period × Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

2 Loan Portfolio and Other

1-1.	Risk-Monitored Loans
(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	21,763	(11,982)	3,627	33,746	18,136
Past due loans	644,765	(528,544)	(134,659)	1,173,309	779,424
Accruing loans contractually past due 3 months or more	13,286	1,388	2,874	11,898	10,412
Restructured loans	375,290	49,652	(52,425)	325,637	427,715

Total	1,055,106	(489,485)	(180,583)	1,544,591	1,235,689

Amount of direct reduction	419,959	(62,549)	(4,747)	482,508	424,707
Loans and bills discounted	47,132,564	(288,422)	685,893	47,420,986	46,446,670

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.04%	(0.02)%	0.00%	0.07%	0.03%
Past due loans	1.36%	(1.10)%	(0.31)%	2.47%	1.67%
Accruing loans contractually past due 3 months or more	0.02%	0.00%	0.00%	0.02%	0.02%
Restructured loans	0.79%	0.10%	(0.12)%	0.68%	0.92%

Total	2.23%	(1.01)%	(0.42)%	3.25%	2.66%

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	113	(1,272)	(1,123)	1,386	1,237
Past due loans	4	(660)	(572)	664	576
Accruing loans contractually past due 3 months or more	150	(687)	(109)	837	259
Restructured loans	1,291	(23,653)	(22,628)	24,944	23,920

Total	1,560	(26,273)	(24,434)	27,833	25,994

Loans and bills discounted	198,434	(352,802)	(288,017)	551,236	486,451

[Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	21,877	(13,255)	2,503	35,132	19,374
Past due loans	644,769	(529,204)	(135,232)	1,173,974	780,001
Accruing loans contractually past due 3 months or more	13,437	701	2,765	12,735	10,672
Restructured loans	376,581	25,999	(75,054)	350,582	451,635

Total	1,056,666	(515,758)	(205,017)	1,572,425	1,261,684

Loans and bills discounted	47,330,998	(641,224)	397,875	47,972,223	46,933,122

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

1-2.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	27,421	(29,697)	61	57,118	27,360
Past due loans	688,156	(2,588,414)	(82,349)	3,276,571	770,505
Accruing loans contractually past due 3 months or more	6,059	(48,832)	(45,161)	54,892	51,221
Restructured loans	630,862	74,354	(169,564)	556,508	800,427

Total	1,352,501	(2,592,589)	(297,014)	3,945,090	1,649,515

Amount of direct reduction	791,557	(423,520)	(266,531)	1,215,077	1,058,088
Loans and bills discounted	37,084,206	(1,607,638)	860,556	38,691,845	36,223,649

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.07%	(0.07)%	(0.00)%	0.14%	0.07%
Past due loans	1.85%	(6.61)%	(0.27)%	8.46%	2.12%
Accruing loans contractually past due 3 months or more	0.01%	(0.12)%	(0.12)%	0.14%	0.14%
Restructured loans	1.70%	0.26%	(0.50)%	1.43%	2.20%

Total	3.64%	(6.54)%	(0.90)%	10.19%	4.55%

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	—	(3,897)	(83)	3,897	83
Past due loans	—	(13,350)	(6,842)	13,350	6,842
Accruing loans contractually past due 3 months or more	—	(1,635)	(826)	1,635	826
Restructured loans	—	(10,496)	(10,000)	10,496	10,000

Total	—	(29,379)	(17,753)	29,379	17,753

Loans and bills discounted	30,484	(582,138)	(515,536)	612,623	546,021

[UFJH Combined and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	27,421	(33,594)	(22)	61,016	27,444
Past due loans	688,156	(2,601,765)	(89,192)	3,289,921	777,348
Accruing loans contractually past due 3 months or more	6,059	(50,467)	(45,987)	56,527	52,047
Restructured loans	630,862	63,858	(179,564)	567,004	810,427

Total	1,352,501	(2,621,969)	(314,767)	3,974,470	1,667,268

Loans and bills discounted	37,114,691	(2,189,777)	345,019	39,304,468	36,769,671

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

2-1.	Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic*	897,321	(359,542)	(195,134)	1,256,864	1,092,456
Overseas*	157,784	(129,942)	14,551	287,727	143,233
Asia	6,481	(27,538)	(955)	34,020	7,437
Indonesia	2,246	(1,279)	(2)	3,526	2,248
Thailand	2,182	(542)	175	2,724	2,006
Hong Kong	—	(22,148)	—	22,148	—
Other	2,053	(3,568)	(1,129)	5,621	3,182
United States of America	96,130	(96,777)	(6,314)	192,908	102,445
Other	55,172	(5,626)	21,822	60,798	33,350

Total	1,055,106	(489,485)	(180,583)	1,544,591	1,235,689

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	1,560	(26,273)	(24,434)	27,833	25,994

Classification by type of industry of borrowers

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic*	897,321	(359,542)	(195,134)	1,256,864	1,092,456
Manufacturing	105,845	(74,978)	(17,626)	180,823	123,471
Construction	64,800	10,599	(32,141)	54,200	96,941
Wholesale and Retail	125,107	(213,660)	(24,158)	338,767	149,266
Banks and other financial institutions	51,301	(14,946)	(13,685)	66,247	64,986
Real estate	225,296	(148,578)	(74,264)	373,874	299,560
Services	161,815	38,042	(38,993)	123,772	200,809
Other industries	88,934	53,405	11,212	35,528	77,722
Consumer	74,221	(9,427)	(5,477)	83,648	79,698
Overseas*	157,784	(129,942)	14,551	287,727	143,233
Banks and other financial institutions	77,055	(21,320)	28,625	98,375	48,429
Commercial and industrial	78,094	(88,774)	(2,455)	166,869	80,549
Other	2,634	(19,847)	(11,618)	22,482	14,253

Total	1,055,106	(489,485)	(180,583)	1,544,591	1,235,689

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	1,560	(26,273)	(24,434)	27,833	25,994
Manufacturing	—	(435)	(338)	435	338
Construction	—	(60)	(47)	60	47
Wholesale and Retail	14	(1,695)	(1,105)	1,710	1,120
Banks and other financial institutions	—	—	—	—	—
Real estate	338	(4,392)	(3,588)	4,730	3,927
Services	319	(374)	(947)	694	1,266
Other industries	14	(16,854)	(16,588)	16,868	16,602
Consumer	873	(2,460)	(1,817)	3,334	2,691

Total	1,560	(26,273)	(24,434)	27,833	25,994

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

2-2.	Classification of Risk-Monitored Loans

Classification by geographic area

[UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	1,277,462	(2,447,046)	(303,937)	3,724,508	1,581,400
Overseas	75,038	(145,543)	6,923	220,582	68,114
Asia	24,021	(55,280)	3,066	79,302	20,954
Indonesia	1,049	(11,056)	(91)	12,105	1,140
Thailand	4,000	(1,943)	1,541	5,943	2,459
Hong Kong	12,608	(32,708)	1,326	45,317	11,282
Other	6,362	(9,573)	290	15,935	6,072
United States of America	19,818	(65,041)	2,403	84,859	17,414
Other	31,199	(25,221)	1,453	56,420	29,745

Total	1,352,501	(2,592,589)	(297,014)	3,945,090	1,649,515

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	—	(29,378)	(17,753)	29,378	17,753
Overseas	—	(0)	(0)	0	0

Total	—	(29,379)	(17,753)	29,379	17,753

Classification by type of industry of borrowers

[UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	1,277,462	(2,447,046)	(303,937)	3,724,508	1,581,400
Manufacturing	97,520	(73,301)	(32,167)	170,821	129,687
Construction	43,220	(156,151)	(176,401)	199,371	219,621
Wholesale and Retail	373,698	(773,595)	(65,945)	1,147,294	439,643
Banks and other financial institutions	17,815	(75,356)	(803)	93,172	18,619
Real estate	324,388	(969,911)	(73,649)	1,294,299	398,038
Services	202,332	(92,575)	4,021	294,907	198,310
Other industries	51,294	(318,294)	7,775	369,588	43,518
Consumer	167,192	12,140	33,232	155,052	133,960
Overseas	75,038	(145,543)	6,923	220,582	68,114
Banks and other financial institutions	—	(3,775)	—	3,775	—
Commercial and industrial	74,581	(120,563)	6,926	195,144	67,654
Other	457	(21,204)	(2)	21,662	460

Total	1,352,501	(2,592,589)	(297,014)	3,945,090	1,649,515

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	—	(29,378)	(17,753)	29,378	17,753
Manufacturing	—	(1,839)	(1,570)	1,839	1,570
Construction	—	(841)	(2,196)	841	2,196
Wholesale and Retail	—	(6,134)	(158)	6,134	158
Banks and other financial institutions	—	—	—	—	—
Real estate	—	(6,028)	(2,550)	6,028	2,550
Services	—	(3,347)	(2,313)	3,347	2,313
Other industries	—	(377)	(7)	377	7
Consumer	—	(10,808)	(8,955)	10,808	8,955
Overseas	—	(0)	(0)	0	0

Total	—	(29,379)	(17,753)	29,379	17,753

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

3-1.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	622,186	(179,618)	(117,431)	801,804	739,617
Formula allowance for loan losses	371,516	5,438	(63,853)	366,078	435,369
Specific allowance for loan losses	250,583	(179,723)	(53,528)	430,307	304,112
Allowance for loans to specific foreign borrowers	86	(5,332)	(49)	5,419	136

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Special internal reserves	4,090	(1,393)	(754)	5,483	4,844
Allowance for bad debts	465	(147)	(79)	613	545

4-1. Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (I)	622,186	(179,618)	(117,431)	801,804	739,617
Risk-monitored loans (II)	1,055,106	(489,485)	(180,583)	1,544,591	1,235,689
Coverage ratio (I)/(II)	58.96%	7.05%	(0.88)%	51.91%	59.85%

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

3-2.	Allowance for Loan Losses

[UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	848,149	(1,262,286)	(504,454)	2,110,435	1,352,603
Formula allowance for loan losses	569,931	(26,815)	(401,854)	596,747	971,786
Specific allowance for loan losses	278,217	(1,233,366)	(100,913)	1,511,583	379,130
Allowance for loans to specific foreign borrowers	0	(2,104)	(1,686)	2,105	1,686
Reserve for financial support to specific borrowers	—	(101,209)	—	101,209	—

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Special internal reserves	2,904	(1,215)	(566)	4,120	3,471
Allowance for bad debts	127	127	127	—	—

4-2. Coverage Ratio against Risk-Monitored Loans

[UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (I)	848,149	(1,262,286)	(504,454)	2,110,435	1,352,603
Risk-monitored loans (II)	1,352,501	(2,592,589)	(297,014)	3,945,090	1,649,515
Coverage ratio (I)/(II)	62.70%	9.21%	(19.29)%	53.49%	82.00%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

5-1.	Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking and Trust accounts: BTM+MTB]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	79,836	(28,037)	(23,575)	107,873	103,411
Claims under high risk	619,105	(548,924)	(110,867)	1,168,029	729,972
Claims under close observation	387,328	30,704	(71,049)	356,623	458,378

Total (1)	1,086,270	(546,256)	(205,492)	1,632,526	1,291,763

Normal claims	48,006,821	(91,027)	644,885	48,097,849	47,361,936

6-1. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking and Trust accounts: BTM+MTB]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	793,669	(379,700)	(131,798)	1,173,369	925,467
Allowance for loan losses	299,109	(132,825)	(57,807)	431,934	356,916
Collateral, guarantees, etc.	494,559	(246,874)	(73,991)	741,434	568,551
Secured coverage ratio (2)/(1)	73.06%	1.18%	1.41%	71.87%	71.64%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Banking and Trust accounts: BTM+MTB]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] /(A)
Claims to bankrupt and substantially bankrupt debtors	79,836 [103,411	]	8,107 [8,900	]	— [ —	]	71,728 [94,511	]	99.99 [100.00	% %]	99.99 [100.00	% %]
Claims under high risk	619,105 [729,972	]	224,356 [271,755	]	— [ —	]	272,278 [305,921	]	64.68 [64.08	% %]	80.21 [79.13	% %]
Claims under close observation	387,328 [458,378	]	66,645 [76,260	]	— [ —	]	150,553 [168,117	]	28.14 [26.27	% %]	56.07 [53.31	% %]
Sub total (1)	1,086,270 [1,291,763	]	299,109 [356,916	]	— [ —	]	494,559 [568,551	]	50.54 [49.35	% %]	73.06 [71.64	% %]
Normal claims	48,006,821 [47,361,936	]

Total (2)	49,093,092 [48,653,699	]

Sub total (1) / Total (2)	2.21 [2.65	% %]

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

5-2.    Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking and Trust accounts: UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	114,699	(144,808)	(61,045)	259,508	175,744
Claims under high risk	647,847	(2,623,146)	(29,457)	3,270,993	677,305
Claims under close observation	636,921	13,107	(226,324)	623,814	863,246

Total (1)	1,399,468	(2,754,847)	(316,827)	4,154,316	1,716,296

Normal claims	40,667,592	758,300	751,846	39,909,292	39,915,746

6-2. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking and Trust accounts: UFJH Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	1,019,325	(2,054,193)	(280,368)	3,073,519	1,299,694
Allowance for loan losses	457,474	(1,219,420)	(232,127)	1,676,894	689,601
Reserve for financial support to specific borrowers	—	(101,209)	—	101,209	—
Collateral, guarantees, etc.	561,850	(733,563)	(48,240)	1,295,414	610,091
Secured coverage ratio (2)/(1)	72.83%	(1.14)%	(2.89)%	73.98%	75.72%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Banking and Trust accounts: UFJH Combined]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] /(A)
Claims to bankrupt and substantially bankrupt debtors	114,699 [175,744	]	16,312 [22,011	]	— [ —	]	98,386 [153,733	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	647,847 [677,305	]	228,246 [315,994	]	— [ —	]	369,580 [248,259	]	82.02 [73.65	% %]	92.27 [83.30	% %]
Claims under close observation	636,921 [863,246	]	212,915 [351,594	]	— [ —	]	93,883 [208,098	]	39.20 [53.66	% %]	48.16 [64.83	% %]
Sub total (1)	1,399,468 [1,716,296	]	457,474 [689,601	]	— [ —	]	561,850 [610,091	]	54.61 [62.33	% %]	72.83 [75.72	% %]
Normal claims	40,667,592 [39,915,746	]

Total (2)	42,067,060 [41,632,042	]

Sub total (1) / Total (2)	3.32 [4.12	% %]

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

5-3.    Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking and Trust accounts: MUFG Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	194,535	(172,846)	(84,620)	367,382	279,156
Claims under high risk	1,266,952	(3,172,070)	(140,325)	4,439,023	1,407,278
Claims under close observation	1,024,250	43,812	(297,374)	980,437	1,321,624

Total (1)	2,485,738	(3,301,104)	(522,320)	5,786,843	3,008,059

Normal claims	88,674,414	667,272	1,396,731	88,007,141	87,277,682

6-3. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking and Trust accounts: MUFG Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	1,812,994	(2,433,893)	(412,167)	4,246,888	2,225,161
Allowance for loan losses	756,584	(1,352,245)	(289,934)	2,108,829	1,046,518
Reserve for financial support to specific borrowers	—	(101,209)	—	101,209	—
Collateral, guarantees, etc.	1,056,410	(980,438)	(122,231)	2,036,849	1,178,642
Secured coverage ratio (2)/(1)	72.93%	(0.45)%	(1.03)%	73.38%	73.97%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Banking and Trust accounts: MUFG Combined]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] /(A)
Claims to bankrupt and substantially bankrupt debtors	194,535 [279,156	]	24,420 [30,911	]	— [ —	]	170,115 [248,245	]	99.99 [100.00	% %]	99.99 [100.00	% %]
Claims under high risk	1,266,952 [1,407,278	]	452,602 [587,750	]	— [ —	]	641,858 [554,181	]	72.40 [68.89	% %]	86.38 [81.14	% %]
Claims under close observation	1,024,250 [1,321,624	]	279,561 [427,855	]	— [ —	]	244,436 [376,216	]	35.84 [45.25	% %]	51.15 [60.83	% %]
Sub total (1)	2,485,738 [3,008,059	]	756,584 [1,046,518	]	— [ —	]	1,056,410 [1,178,642	]	52.93 [57.20	% %]	72.93 [73.97	% %]
Normal claims	88,674,414 [87,277,682	]

Total (2)	91,160,152 [90,285,741	]

Sub total (1) / Total (2)	2.72 [3.33	% %]

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

7-1.    Progress in the Disposal of Problem Assets [Banking and Trust accounts: BTM+MTB]

(excluding claims under close observation)

Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	513.6	398.6	408.1	419.0	402.1	226.4	182.3	140.4	107.8	103.4	79.8	(23.5)
Claims under high risk	1,580.2	2,169.5	2,171.4	1,933.5	1,386.6	1,031.3	745.7	541.3	1,168.0	729.9	619.1	(110.8)

Total	2,093.8	2,568.1	2,579.6	2,352.6	1,788.7	1,257.8	928.0	681.7	1,275.9	833.3	698.9	(134.4)

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors	513.6	280.6	274.1	213.9	253.7	68.7	34.9	23.0	11.4	7.0	4.3	(2.7)
Claims under high risk	1,580.2	1,400.4	1,141.3	840.1	378.5	37.4	33.2	8.7	7.7	6.4	6.9	0.4

Total	2,093.8	1,681.0	1,415.4	1,054.1	632.2	106.2	68.2	31.8	19.1	13.5	11.2	(2.2)

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors		117.9	103.8	99.2	46.9	28.6	27.1	17.6	15.4	12.2	10.3	(1.8)
Claims under high risk		769.0	693.0	538.9	346.0	79.4	55.7	30.9	25.6	19.4	16.0	(3.4)

Total		887.0	796.8	638.1	393.0	108.0	82.8	48.5	41.1	31.7	26.4	(5.3)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

Claims to bankrupt and substantially bankrupt debtors			30.2	42.1	27.9	19.3	12.3	7.3	6.1	4.4	3.6	(0.8)
Claims under high risk			337.1	170.3	101.6	53.7	31.7	19.4	14.9	8.9	7.3	(1.5)

Total			367.3	212.5	129.6	73.0	44.0	26.8	21.1	13.4	10.9	(2.4)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

Claims to bankrupt and substantially bankrupt debtors				63.6	44.4	22.3	17.1	6.8	6.0	5.3	5.1	(0.2)
Claims under high risk				384.0	190.9	113.7	55.2	32.0	26.3	22.4	9.8	(12.6)

Total				447.7	235.3	136.0	72.3	38.9	32.4	27.8	14.9	(12.9)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

Claims to bankrupt and substantially bankrupt debtors					28.9	35.2	30.1	20.4	15.0	12.5	8.6	(3.8)
Claims under high risk					369.4	179.5	98.5	58.5	44.9	31.8	19.6	(12.2)

Total					398.4	214.7	128.7	78.9	60.0	44.3	28.3	(16.0)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

Claims to bankrupt and substantially bankrupt debtors						52.1	46.0	41.2	35.5	29.4	13.7	(15.7)
Claims under high risk						567.4	320.5	177.4	71.1	44.4	32.2	(12.2)

Total						619.6	366.5	218.6	106.7	73.9	45.9	(27.9)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

Claims to bankrupt and substantially bankrupt debtors							14.4	9.1	6.0	5.4	3.7	(1.7)
Claims under high risk							150.7	94.1	60.8	47.0	34.6	(12.3)

Total							165.1	103.3	66.9	52.5	38.4	(14.0)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

Claims to bankrupt and substantially bankrupt debtors								14.7	6.9	7.4	5.4	(2.0)
Claims under high risk								120.0	59.5	42.9	35.5	(7.3)

Total								134.7	66.4	50.4	41.0	(9.4)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

Claims to bankrupt and substantially bankrupt debtors									5.0	6.0	5.8	(0.1)
Claims under high risk									856.7	328.7	279.3	(49.3)

Total									861.8	334.7	285.2	(49.5)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

Claims to bankrupt and substantially bankrupt debtors										13.2	6.6	(6.6)
Claims under high risk										177.5	120.7	(56.7)

Total										190.7	127.3	(63.3)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

Claims to bankrupt and substantially bankrupt debtors											12.3
Claims under high risk											56.6

Total											68.9

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

Progress in the disposal of problem assets

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	7.0	4.3		(2.7)
Claims under high risk	6.4	6.9		0.4

Total	13.5	11.2	(A)	(2.2	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	2.3
Loan sales to secondary market	0.1
Charge-off	0.8
Other	(1.1)
Collection of claims	(1.1)
Improvements in financial status	—

Total	2.2	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	0.5
Quasi-legal liquidation	1.9
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.4
Entrust through the managed trust method to the Resolution and Collection Corporation	0.5

Total	3.4

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	12.2	10.3		(1.8)
Claims under high risk	19.4	16.0		(3.4)

Total	31.7	26.4	(C)	(5.3	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.0
Other	5.0
Collection of claims	4.3
Improvements in financial status	0.6

Total	5.3	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	0.5
Quasi-legal liquidation	9.0
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	10.3

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.4	3.6		(0.8)
Claims under high risk	8.9	7.3		(1.5)

Total	13.4	10.9	(E)	(2.4	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.3
Charge-off	0.1
Other	1.8
Collection of claims	1.3
Improvements in financial status	0.5

Total	2.4	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	0.5
Quasi-legal liquidation	2.5
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.6

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.3	5.1		(0.2)
Claims under high risk	22.4	9.8		(12.6)

Total	27.8	14.9	(G)	(12.9	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	9.8
Charge-off	0.0
Other	3.0
Collection of claims	2.1
Improvements in financial status	0.8

Total	12.9	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	0.7
Quasi-legal liquidation	3.4
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.1

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	12.5	8.6		(3.8)
Claims under high risk	31.8	19.6		(12.2)

Total	44.3	28.3	(I)	(16.0	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	(0.0)
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.3
Charge-off	0.0
Other	12.6
Collection of claims	3.3
Improvements in financial status	9.2

Total	16.0	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	6.6
Quasi-legal liquidation	1.8
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	8.5

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	29.4	13.7		(15.7)
Claims under high risk	44.4	32.2		(12.2)

Total	73.9	45.9	(K)	(27.9	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	1.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	13.4
Charge-off	0.4
Other	12.7
Collection of claims	3.4
Improvements in financial status	9.2

Total	27.9	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	0.9
Quasi-legal liquidation	3.9
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.8

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.4	3.7		(1.7)
Claims under high risk	47.0	34.6		(12.3)

Total	52.5	38.4	(M)	(14.0	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	0.2
Loan sales to secondary market	2.5
Charge-off	0.1
Other	10.7
Collection of claims	5.2
Improvements in financial status	5.5

Total	14.0	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.
	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	0.7
Quasi-legal liquidation	2.7
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.7

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	7.4	5.4		(2.0)
Claims under high risk	42.9	35.5		(7.3)

Total	50.4	41.0	(O)	(9.4	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.3
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.6
Charge-off	1.5
Other	6.7
Collection of claims	3.5
Improvements in financial status	3.1

Total	9.4	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.
	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	1.6
Quasi-legal liquidation	2.6
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.3

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	6.0	5.8		(0.1)
Claims under high risk	328.7	279.3		(49.3)

Total	334.7	285.2	(Q)	(49.5	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	3.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	5.4
Charge-off	6.2
Other	34.1
Collection of claims	27.6
Improvements in financial status	6.5

Total	49.5	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.
	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	1.9
Quasi-legal liquidation	2.5
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.8

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	13.2	6.6		(6.6)
Claims under high risk	177.5	120.7		(56.7)

Total	190.7	127.3	(S)	(63.3	)(T)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	3.9
Re-constructive disposition	8.6
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	4.1
Charge-off	2.9
Other	43.6
Collection of claims	31.9
Improvements in financial status	11.6

Total	63.3	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.
	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	4.3
Quasi-legal liquidation	2.1
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.6

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)
	As of September 30, 2005
Claims to bankrupt and substantially bankrupt debtors	12.3
Claims under high risk	56.6

Total	68.9	(U)

Above (U) includes the following figures which facilitates the final disposal of problem assets.
	(in billions of yen)
	First half of fiscal 2005
Legal liquidation	2.3
Quasi-legal liquidation	3.6
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.2

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

7-2.    Progress in the Disposal of Problem Assets [Banking and Trust accounts: UFJH Combined]

  (excluding claims under close observation)

Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	663.3	661.3	619.1	627.8	480.6	419.5	373.2	304.4	259.5	175.7	114.6	(61.0)
Claims under high risk	1,304.6	1,062.6	1,241.8	2,868.5	1,893.0	1,208.0	1,218.0	1,483.6	3,270.9	677.3	647.8	(29.4)

Total	1,968.0	1,724.0	1,861.0	3,496.4	2,373.6	1,627.5	1,591.3	1,788.0	3,530.5	853.0	762.5	(90.5)

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors	663.3	487.9	385.4	297.9	213.7	117.2	90.3	59.3	37.5	17.1	10.8	(6.2)
Claims under high risk	1,304.6	679.4	518.2	391.4	272.1	100.4	73.8	40.5	28.1	20.3	14.2	(6.0)

Total	1,968.0	1,167.4	903.7	689.3	485.8	217.6	164.2	99.8	65.6	37.4	25.1	(12.2)

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors		173.4	164.8	158.6	86.7	31.4	25.0	13.4	8.2	1.7	1.3	(0.3)
Claims under high risk		383.1	257.9	156.4	121.0	54.5	29.1	11.0	7.5	6.3	4.0	(2.2)

Total		556.5	422.7	315.0	207.7	86.0	54.1	24.5	15.7	8.0	5.3	(2.6)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors			68.8	80.8	35.2	23.4	19.0	14.9	5.7	3.7	2.3	(1.4)
Claims under high risk			465.7	236.9	150.7	101.8	61.2	25.2	14.8	9.5	8.5	(1.0)

Total			534.5	317.7	186.0	125.3	80.3	40.2	20.6	13.3	10.8	(2.5)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors				90.5	98.6	70.2	107.8	67.5	38.5	9.6	6.5	(3.1)
Claims under high risk				2,083.8	1,141.8	496.2	129.5	84.7	45.9	31.0	21.7	(9.2)

Total				2,174.3	1,240.5	566.5	237.3	152.3	84.4	40.6	28.2	(12.4)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors					46.1	39.6	24.3	17.1	15.6	2.7	2.6	(0.0)
Claims under high risk					207.3	116.4	85.1	45.9	21.2	11.4	8.2	(3.2)

Total					253.4	156.1	109.5	63.1	36.8	14.2	10.9	(3.2)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors						137.3	31.9	26.9	15.9	5.2	3.4	(1.7)
Claims under high risk						338.5	183.4	71.4	36.7	17.4	12.3	(5.0)

Total						475.8	215.4	98.4	52.6	22.6	15.7	(6.8)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors							74.6	45.7	30.0	16.1	6.9	(9.2)
Claims under high risk							655.6	132.2	64.1	42.0	20.2	(21.8)

Total							730.3	178.0	94.2	58.2	27.1	(31.0)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors								59.3	41.0	32.0	15.9	(16.0)
Claims under high risk								1,072.2	386.5	41.8	21.7	(20.0)

Total								1,131.5	427.5	73.8	37.7	(36.1)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors									66.7	29.6	16.3	(13.2)
Claims under high risk									2,665.8	310.0	86.0	(223.9)

Total									2,732.5	339.7	102.4	(237.2)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors										57.6	19.3	(38.2)
Claims under high risk										187.1	88.4	(98.7)

Total										244.7	107.7	(137.0)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors											28.9
Claims under high risk											362.0

Total											391.0

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

Progress in the disposal of problem assets

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	17.1	10.8		(6.2)
Claims under high risk	20.3	14.2		(6.0)

Total	37.4	25.1	(A)	(12.2	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	7.9
Re-constructive disposition	0.3
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	56.1
Charge-off	(62.4)
Other	10.1
Collection of claims	9.1
Improvements in financial status	1.0

Total	12.2	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.9
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial charge-off of smaller balance loans	8.1
Entrust through the managed trust method to the Resolution and Collection Corporation	2.2

Total	12.6

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	1.7	1.3		(0.3)
Claims under high risk	6.3	4.0		(2.2)

Total	8.0	5.3	(C)	(2.6	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	21.0
Charge-off	(20.9)
Other	1.9
Collection of claims	0.8
Improvements in financial status	1.1

Total	2.6	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.8
Entrust through the managed trust method to the Resolution and Collection Corporation	0.1

Total	1.0

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	3.7	2.3		(1.4)
Claims under high risk	9.5	8.5		(1.0)

Total	13.3	10.8	(E)	(2.5	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	20.6
Re-constructive disposition	1.8
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	33.9
Charge-off	(55.6)
Other	1.6
Collection of claims	1.1
Improvements in financial status	0.4

Total	2.5	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.0

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	9.6	6.5		(3.1)
Claims under high risk	31.0	21.7		(9.2)

Total	40.6	28.2	(G)	(12.4	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	7.6
Re-constructive disposition	8.9
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	18.5
Charge-off	(32.3)
Other	9.5
Collection of claims	6.3
Improvements in financial status	3.2

Total	12.4	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.1

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	2.7	2.6		(0.0)
Claims under high risk	11.4	8.2		(3.2)

Total	14.2	10.9	(I)	(3.2	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	7.0
Re-constructive disposition	0.6
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	13.1
Charge-off	(19.6)
Other	2.1
Collection of claims	0.0
Improvements in financial status	2.0

Total	3.2	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.5

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.2	3.4		(1.7)
Claims under high risk	17.4	12.3		(5.0)

Total	22.6	15.7	(K)	(6.8	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	11.5
Charge-off	(8.7)
Other	3.9
Collection of claims	0.9
Improvements in financial status	3.0

Total	6.8	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.9

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	16.1	6.9		(9.2)
Claims under high risk	42.0	20.2		(21.8)

Total	58.2	27.1	(M)	(31.0	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.8
Re-constructive disposition	1.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	22.7
Charge-off	(21.9)
Other	27.8
Collection of claims	9.4
Improvements in financial status	18.3

Total	31.0	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	2.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.4

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	32.0	15.9		(16.0)
Claims under high risk	41.8	21.7		(20.0)

Total	73.8	37.7	(O)	(36.1	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.4
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	26.9
Charge-off	(18.9)
Other	27.6
Collection of claims	23.6
Improvements in financial status	4.0

Total	36.1	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	3.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.2

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	29.6	16.3		(13.2)
Claims under high risk	310.0	86.0		(223.9)

Total	339.7	102.4	(Q)	(237.2	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	35.6
Re-constructive disposition	96.7
Improvements in financial status due to re-constructive disposition	92.6
Loan sales to secondary market	17.9
Charge-off	(47.6)
Other	41.8
Collection of claims	34.0
Improvements in financial status	7.7

Total	237.2	(R)

Above	(Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	4.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	8.5

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	57.6	19.3		(38.2)
Claims under high risk	187.1	88.4		(98.7)

Total	244.7	107.7	(S)	(137.0	)(T)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.3
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	32.2
Charge-off	14.3
Other	89.9
Collection of claims	76.3
Improvements in financial status	13.5

Total	137.0	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	7.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.9
Entrust through the managed trust method to the Resolution and Collection Corporation	0.0

Total	12.0

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)
	As of September 30, 2005
Claims to bankrupt and substantially bankrupt debtors	28.9
Claims under high risk	362.0

Total	391.0	(U)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	7.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	10.3
Entrust through the managed trust method to the Resolution and Collection Corporation	0.8

Total	18.7

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

7-3.    Progress in the Disposal of Problem Assets [Banking and Trust accounts: MUFG Combined]

  (excluding claims under close observation)

Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	1,176.9	1,059.9	1,027.2	1,046.9	882.7	645.9	555.6	444.8	367.3	279.1	194.5	(84.6)
Claims under high risk	2,884.9	3,232.1	3,413.3	4,802.1	3,279.7	2,239.3	1,963.8	2,024.9	4,439.0	1,407.2	1,266.9	(140.3)

Total	4,061.9	4,292.1	4,440.6	5,849.0	4,162.4	2,885.3	2,519.4	2,469.8	4,806.4	1,686.4	1,461.4	(224.9)

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors	1,176.9	768.5	659.5	511.8	467.4	185.9	125.3	82.3	49.0	24.1	15.2	(8.9)
Claims under high risk	2,884.9	2,079.9	1,659.5	1,231.6	650.6	137.8	107.1	49.3	35.8	26.7	21.2	(5.5)

Total	4,061.9	2,848.5	2,319.1	1,743.4	1,118.0	323.8	232.4	131.6	84.8	50.9	36.4	(14.5)

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors		291.4	268.6	257.8	133.7	60.1	52.1	31.0	23.7	13.9	11.7	(2.2)
Claims under high risk		1,152.1	950.9	695.3	467.1	133.9	84.8	41.9	33.1	25.7	20.0	(5.6)

Total		1,443.6	1,219.5	953.1	600.8	194.0	137.0	73.0	56.9	39.7	31.8	(7.9)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

Claims to bankrupt and substantially bankrupt debtors			99.0	123.0	63.2	42.7	31.4	22.3	11.9	8.2	5.9	(2.3)
Claims under high risk			802.8	407.3	252.3	155.6	93.0	44.6	29.8	18.5	15.8	(2.6)

Total			901.9	530.3	315.6	198.3	124.4	67.0	41.8	26.7	21.8	(4.9)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

Claims to bankrupt and substantially bankrupt debtors				154.2	143.1	92.6	125.0	74.3	44.6	15.0	11.6	(3.3)
Claims under high risk				2,467.8	1,332.8	610.0	184.7	116.8	72.2	53.5	31.5	(21.9)

Total				2,622.0	1,475.9	702.6	309.7	191.2	116.9	68.5	43.2	(25.3)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

Claims to bankrupt and substantially bankrupt debtors					75.1	74.9	54.5	37.5	30.6	15.2	11.3	(3.8)
Claims under high risk					576.7	295.9	183.7	104.5	66.2	43.3	27.8	(15.4)

Total					651.9	370.9	238.2	142.1	96.8	58.5	39.2	(19.3)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

Claims to bankrupt and substantially bankrupt debtors						189.5	78.0	68.1	51.4	34.6	17.1	(17.5)
Claims under high risk						905.9	503.9	248.8	107.9	61.9	44.6	(17.2)

Total						1,095.5	582.0	317.0	159.3	96.5	61.7	(34.8)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

Claims to bankrupt and substantially bankrupt debtors							89.0	54.9	36.0	21.6	10.6	(10.9)
Claims under high risk							806.3	226.4	125.0	89.1	54.9	(34.1)

Total							895.4	281.4	161.1	110.7	65.6	(45.1)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

Claims to bankrupt and substantially bankrupt debtors								74.0	47.9	39.5	21.3	(18.1)
Claims under high risk								1,192.2	446.0	84.8	57.3	(27.4)

Total								1,266.2	493.9	124.3	78.7	(45.5)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

Claims to bankrupt and substantially bankrupt debtors									71.8	35.6	22.2	(13.4)
Claims under high risk									3,522.6	638.8	365.4	(273.3)

Total									3,594.4	674.5	387.6	(286.8)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

Claims to bankrupt and substantially bankrupt debtors										70.8	25.9	(44.9)
Claims under high risk										364.7	209.2	(155.4)

Total										435.5	235.1	(200.3)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

Claims to bankrupt and substantially bankrupt debtors											41.2
Claims under high risk											418.7

Total											459.9

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

Progress in the disposal of problem assets

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	24.1	15.2		(8.9)
Claims under high risk	26.7	21.2		(5.5)

Total	50.9	36.4	(A)	(14.5	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	7.9
Re-constructive disposition	0.3
Improvements in financial status due to re-constructive disposition	2.3
Loan sales to secondary market	56.3
Charge-off	(61.5)
Other	8.9
Collection of claims	7.9
Improvements in financial status	1.0

Total	14.5	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.4
Quasi-legal liquidation	3.2
Split-off of problem loans	—
Partial charge-off of smaller balance loans	8.6
Entrust through the managed trust method to the Resolution and Collection Corporation	2.8

Total	16.1

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	13.9	11.7		(2.2)
Claims under high risk	25.7	20.0		(5.6)

Total	39.7	31.8	(C)	(7.9	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	21.1
Charge-off	(20.8)
Other	7.0
Collection of claims	5.1
Improvements in financial status	1.8

Total	7.9	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.7
Quasi-legal liquidation	9.0
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.5
Entrust through the managed trust method to the Resolution and Collection Corporation	0.1

Total	11.4

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	8.2	5.9		(2.3)
Claims under high risk	18.5	15.8		(2.6)

Total	26.7	21.8	(E)	(4.9	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	20.7
Re-constructive disposition	1.8
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	34.3
Charge-off	(55.4)
Other	3.5
Collection of claims	2.5
Improvements in financial status	1.0

Total	4.9	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.6
Quasi-legal liquidation	2.5
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.7

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	15.0	11.6		(3.3)
Claims under high risk	53.5	31.5		(21.9)

Total	68.5	43.2	(G)	(25.3	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	7.6
Re-constructive disposition	8.9
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	28.4
Charge-off	(32.2)
Other	12.6
Collection of claims	8.5
Improvements in financial status	4.1

Total	25.3	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.7
Quasi-legal liquidation	3.4
Split-off of problem loans	—
Partial charge-off of smaller balance loans	6.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	11.2

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	15.2	11.3		(3.8)
Claims under high risk	43.3	27.8		(15.4)

Total	58.5	39.2	(I)	(19.3	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	7.0
Re-constructive disposition	0.6
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	16.5
Charge-off	(19.6)
Other	14.7
Collection of claims	3.4
Improvements in financial status	11.3

Total	19.3	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	7.8
Quasi-legal liquidation	1.8
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	11.0

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	34.6	17.1		(17.5)
Claims under high risk	61.9	44.6		(17.2)

Total	96.5	61.7	(K)	(34.8	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.3
Re-constructive disposition	1.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	24.9
Charge-off	(8.2)
Other	16.6
Collection of claims	4.3
Improvements in financial status	12.2

Total	34.8	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	2.4
Quasi-legal liquidation	3.9
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.8

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	21.6	10.6		(10.9)
Claims under high risk	89.1	54.9		(34.1)

Total	110.7	65.6	(M)	(45.1	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	1.0
Re-constructive disposition	1.7
Improvements in financial status due to re-constructive disposition	0.2
Loan sales to secondary market	25.3
Charge-off	(21.7)
Other	38.5
Collection of claims	14.6
Improvements in financial status	23.8

Total	45.1	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	3.5
Quasi-legal liquidation	2.7
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	9.1

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	39.5	21.3		(18.1)
Claims under high risk	84.8	57.3		(27.4)

Total	124.3	78.7	(O)	(45.5	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.8
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	27.5
Charge-off	(17.4)
Other	34.3
Collection of claims	27.1
Improvements in financial status	7.2

Total	45.5	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	4.7
Quasi-legal liquidation	2.6
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	10.5

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	35.6	22.2		(13.4)
Claims under high risk	638.8	365.4		(273.3)

Total	674.5	387.6	(Q)	(286.8	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	35.7
Re-constructive disposition	100.3
Improvements in financial status due to re-constructive disposition	92.6
Loan sales to secondary market	23.3
Charge-off	(41.3)
Other	75.9
Collection of claims	61.7
Improvements in financial status	14.2

Total	286.8	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	6.1
Quasi-legal liquidation	2.5
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	14.4

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	70.8	25.9		(44.9)
Claims under high risk	364.7	209.2		(155.4)

Total	435.5	235.1	(S)	(200.3	)(T)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	4.1
Re-constructive disposition	8.9
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	36.4
Charge-off	17.3
Other	133.5
Collection of claims	108.3
Improvements in financial status	25.2

Total	200.3	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	11.3
Quasi-legal liquidation	2.1
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	18.6

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)
	As of September 30, 2005
Claims to bankrupt and substantially bankrupt debtors	41.2
Claims under high risk	418.7

Total	459.9	(U)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	10.0
Quasi-legal liquidation	3.6
Split-off of problem loans	—
Partial charge-off of smaller balance loans	10.4
Entrust through the managed trust method to the Resolution and Collection Corporation	0.8

Total	24.9

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

8-1.	Classification of Loans by Type of Industry

(1)	Loans by type of industry [BTM+MTB]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	38,428,198	(1,693,645)	(209,048)	40,121,843	38,637,246
Manufacturing	4,593,720	(593,553)	(225,218)	5,187,273	4,818,938
Agriculture	8,349	(3,314)	(977)	11,663	9,326
Forestry	4,624	(160)	277	4,784	4,347
Fishery	26,361	(2,464)	1,154	28,825	25,207
Mining	37,192	3,965	2,740	33,227	34,452
Construction	818,336	(114,691)	(72,571)	933,027	890,907
Utilities	414,374	42,470	48,851	371,904	365,523
Media and Communication	1,296,395	(56,895)	(45,499)	1,353,290	1,341,894
Wholesale and Retail	4,133,530	(304,038)	(114,115)	4,437,568	4,247,645
Banks and other financial institutions	4,272,999	(821,165)	(204,579)	5,094,164	4,477,578
Real estate	4,954,256	348,274	134,069	4,605,982	4,820,187
Services	3,569,213	(947,969)	(265,119)	4,517,182	3,834,332
Municipal government	48,601	(434,558)	(644,054)	483,159	692,655
Other industries	14,250,240	1,190,453	1,175,993	13,059,787	13,074,247
Overseas offices and loans booked at offshore markets	5,317,202	790,244	556,060	4,526,958	4,761,142

Total	43,745,400	(903,401)	347,012	44,648,801	43,398,388

(2) Domestic consumer loans [BTM+MTB]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	8,514,655	184,219	168,329	8,330,435	8,346,325
Housing loans	8,131,402	236,943	195,215	7,894,458	7,936,186
Others	383,252	(52,724)	(26,886)	435,977	410,139

(3) Domestic loans to small and medium-sized companies and individual clients [BTM+MTB]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies and individual clients	20,441,568	(31,060)	54,997	20,472,628	20,386,570
Percentage to total domestic loans	53.19%	2.16%	0.43%	51.02%	52.76%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

(4)	Loans by type of industry [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	283,196	(367,822)	(284,424)	651,019	567,621
Manufacturing	14,716	(19,337)	(8,204)	34,053	22,920
Agriculture	—	—	—	—	—
Forestry	—	(19)	(15)	19	15
Fishery	1,000	(64)	—	1,064	1,000
Mining	—	(34)	(24)	34	24
Construction	58	(1,952)	(1,745)	2,010	1,803
Utilities	12,109	(67,796)	(56,864)	79,905	68,973
Media and Communication	13,799	(47,804)	(33,039)	61,603	46,838
Wholesale and Retail	93	(6,732)	(5,505)	6,825	5,598
Banks and other financial institutions	25,705	(16,591)	(8,850)	42,296	34,555
Real estate	15,713	(45,137)	(17,159)	60,850	32,872
Services	5,644	(18,991)	(17,705)	24,635	23,349
Municipal government	32,814	(1,963)	(913)	34,777	33,727
Other industries	161,540	(141,401)	(134,400)	302,941	295,940
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	283,196	(367,822)	(284,424)	651,019	567,621

(5) Domestic consumer loans [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	98,542	(113,673)	(100,051)	212,215	198,593
Housing loans	96,816	(113,188)	(99,840)	210,004	196,656
Others	1,725	(484)	(210)	2,210	1,936

(6) Domestic loans to small and medium-sized companies and individual clients [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies and individual clients	190,890	(232,168)	(186,562)	423,058	377,452
Percentage to total domestic loans	67.40%	2.42%	0.90%	64.98%	66.49%

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

8-2.	Classification of Loans by Type of Industry

(1) Loans by type of industry [UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	35,226,036	(1,373,388)	816,938	36,599,425	34,409,098
Manufacturing	3,735,280	(226,595)	(162,034)	3,961,875	3,897,314
Agriculture	11,300	3,157	1,087	8,143	10,213
Forestry	12,632	(5,907)	(5,886)	18,539	18,519
Fishery	3,876	(173)	(94)	4,049	3,970
Mining	14,022	(23,257)	(15,861)	37,280	29,884
Construction	910,055	(145,873)	(174,791)	1,055,928	1,084,846
Utilities	226,408	79,710	69,374	146,698	157,034
Media and Communication	561,848	(121,621)	(41,943)	683,470	603,792
Wholesale and Retail	4,040,544	(482,028)	(87,262)	4,522,572	4,127,806
Banks and other financial institutions	3,456,674	(4,208)	64,362	3,460,883	3,392,312
Real estate	5,083,242	(1,267,640)	(391,197)	6,350,883	5,474,439
Services	3,055,931	(431,510)	(174,368)	3,487,441	3,230,299
Municipal government	704,787	64,551	(12,713)	640,235	717,500
Other industries	13,409,431	1,188,007	1,748,265	12,221,423	11,661,165
Overseas offices and loans booked at offshore markets	1,858,170	(234,249)	43,618	2,092,419	1,814,551

Total	37,084,206	(1,607,638)	860,556	38,691,845	36,223,649

(2) Domestic consumer loans [UFJH Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	11,261,992	560,147	474,626	10,701,845	10,787,366
Housing loans	10,235,529	678,292	530,987	9,557,236	9,704,541
Others	1,026,463	(118,145)	(56,361)	1,144,609	1,082,825

(3) Domestic loans to small and medium-sized companies and individual clients [UFJH Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies and individual clients	24,373,231	(627,891)	11,777	25,001,123	24,361,454
Percentage to total domestic loans	69.19%	0.88%	(1.60)%	68.31%	70.79%

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

(4)	Loans by type of industry [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	111,636	(580,124)	(522,806)	691,760	634,442
Manufacturing	—	(9,790)	(7,214)	9,790	7,214
Agriculture	—	(155)	(148)	155	148
Forestry	—	—	—	—	—
Fishery	—	—	—	—	—
Mining	—	(423)	(354)	423	354
Construction	—	(8,343)	(6,645)	8,343	6,645
Utilities	—	(63,295)	(54,633)	63,295	54,633
Media and Communication	—	(28,598)	(22,962)	28,598	22,962
Wholesale and Retail	—	(11,668)	(4,414)	11,668	4,414
Banks and other financial institutions	37,484	(33,543)	(25,930)	71,028	63,415
Real estate	—	(73,208)	(62,712)	73,208	62,712
Services	200	(20,719)	(20,432)	20,919	20,632
Municipal government	—	—	—	—	—
Other industries	73,951	(330,376)	(317,358)	404,327	391,310
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	111,636	(580,124)	(522,806)	691,760	634,442

(5) Domestic consumer loans [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	23,421	(375,865)	(345,000)	399,286	368,422
Housing loans	23,421	(371,755)	(341,415)	395,177	364,837
Others	—	(4,109)	(3,584)	4,109	3,584

(6) Domestic loans to small and medium-sized companies and individual clients [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies and individual clients	97,587	(456,270)	(425,519)	553,858	523,107
Percentage to total domestic loans	87.41%	7.35%	4.96%	80.06%	82.45%

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

8-3.	Classification of Loans by Type of Industry

(1)	Loans by type of industry [MUFG Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	73,654,234	(3,067,034)	607,890	76,721,269	73,046,344
Manufacturing	8,329,000	(820,148)	(387,252)	9,149,148	8,716,252
Agriculture	19,649	(156)	110	19,806	19,539
Forestry	17,256	(6,067)	(5,609)	23,323	22,866
Fishery	30,237	(2,637)	1,060	32,874	29,177
Mining	51,214	(19,292)	(13,121)	70,507	64,336
Construction	1,728,391	(260,564)	(247,362)	1,988,955	1,975,753
Utilities	640,782	122,180	118,225	518,602	522,557
Media and Communication	1,858,243	(178,516)	(87,442)	2,036,760	1,945,686
Wholesale and Retail	8,174,074	(786,066)	(201,377)	8,960,140	8,375,451
Banks and other financial institutions	7,729,673	(825,373)	(140,216)	8,555,047	7,869,890
Real estate	10,037,498	(919,366)	(257,128)	10,956,865	10,294,626
Services	6,625,144	(1,379,479)	(439,487)	8,004,623	7,064,631
Municipal government	753,388	(370,006)	(656,767)	1,123,394	1,410,155
Other industries	27,659,671	2,378,461	2,924,259	25,281,210	24,735,412
Overseas offices and loans booked at offshore markets	7,175,372	555,994	599,678	6,619,378	6,575,694

Total	80,829,607	(2,511,039)	1,207,568	83,340,647	79,622,038

(2) Domestic consumer loans [MUFG Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	19,776,648	744,366	642,955	19,032,281	19,133,692
Housing loans	18,366,931	915,236	726,203	17,451,694	17,640,727
Others	1,409,716	(170,869)	(83,247)	1,580,586	1,492,964
(3) Domestic loans to small and medium-sized companies and individual clients [MUFG Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies and individual clients	44,814,799	(658,952)	66,775	45,473,752	44,748,024
Percentage to total domestic loans	60.84%	1.57%	(0.41)%	59.27%	61.25%

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

(4)	Loans by type of industry [Trust accounts:MUFG Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	394,832	(947,947)	(807,230)	1,342,779	1,202,063
Manufacturing	14,716	(29,127)	(15,418)	43,843	30,134
Agriculture	—	(155)	(148)	155	148
Forestry	—	(19)	(15)	19	15
Fishery	1,000	(64)	—	1,064	1,000
Mining	—	(457)	(378)	457	378
Construction	58	(10,295)	(8,390)	10,353	8,448
Utilities	12,109	(131,091)	(111,497)	143,200	123,606
Media and Communication	13,799	(76,402)	(56,001)	90,201	69,800
Wholesale and Retail	93	(18,400)	(9,919)	18,493	10,012
Banks and other financial institutions	63,189	(50,134)	(34,780)	113,324	97,970
Real estate	15,713	(118,345)	(79,871)	134,058	95,584
Services	5,844	(39,710)	(38,137)	45,554	43,981
Municipal government	32,814	(1,963)	(913)	34,777	33,727
Other industries	235,491	(471,777)	(451,758)	707,268	687,250
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	394,832	(947,947)	(807,230)	1,342,779	1,202,063

(5) Domestic consumer loans [Trust accounts:MUFG Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	121,963	(489,538)	(445,051)	611,501	567,015
Housing loans	120,238	(484,943)	(441,255)	605,182	561,494
Others	1,725	(4,594)	(3,795)	6,319	5,521
(6) Domestic loans to small and medium-sized companies and individual clients [Trust accounts:MUFG Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies and individual clients	288,477	(688,438)	(612,081)	976,916	900,559
Percentage to total domestic loans	73.06%	0.31%	(1.85)%	72.75%	74.91%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

9-1.	Foreign Loans

(1)	Loans to specific foreign borrowers [BTM+MTB]

	(in millions of yen except number of countries)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loan to specific foreign borrowers	535	(36,004)	(21)	36,540	556
Number of countries	4	(3)	—	7	4
(2) Loans to Asian countries [BTM+MTB]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Thailand	276,792	57,823	10,438	218,968	266,353
Indonesia	160,149	31,366	24,091	128,783	136,058
Malaysia	70,705	(15,939)	(7,310)	86,644	78,016
Philippines	52,783	(3,411)	408	56,194	52,375
South Korea	191,753	55,765	26,490	135,987	165,262
Singapore	245,778	(1,951)	11,842	247,730	233,936
Hong Kong	445,421	80,865	67,030	364,556	378,390
China	387,351	108,040	77,907	279,310	309,443
Taiwan	68,253	14,590	6,175	53,662	62,077
Others	84,894	38,283	21,056	46,611	63,838

Total	1,983,883	365,434	238,131	1,618,449	1,745,752

(3) Loans to Latin American countries [BTM+MTB]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Argentina	2,908	(5,807)	(2,918)	8,716	5,826
Brazil	46,250	8,749	870	37,500	45,379
Mexico	48,781	(24,427)	(15,279)	73,208	64,060
Caribbean countries	464,115	64,365	68,645	399,750	395,469
Others	57,441	(17,632)	(10,137)	75,073	67,578

Total	619,496	25,247	41,181	594,249	578,315

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

9-2.	Foreign Loans

(1)	Loans to specific foreign borrowers [UFJH Combined]

	(in millions of yen except number of countries)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loan to specific foreign borrowers	7	(27,914)	(22,364)	27,922	22,372
Number of countries	2	(1)	(1)	3	3

(2) Loans to Asian countries [UFJH Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Thailand	51,214	4,473	14,606	46,741	36,607
Indonesia	15,571	(15,755)	(3,893)	31,327	19,464
Malaysia	46,668	12,746	3,692	33,921	42,975
Philippines	3,251	(6,183)	33	9,434	3,217
South Korea	30,059	4,354	2,897	25,704	27,161
Singapore	55,919	(4,633)	6,523	60,552	49,395
Hong Kong	188,137	(5,938)	12,772	194,076	175,365
China	166,410	6,860	10,768	159,549	155,642
Taiwan	44,529	(8)	6,949	44,537	37,579
Others	6,804	(11,287)	(5,244)	18,091	12,048

Total	608,566	(15,371)	49,107	623,938	559,458

(3) Loans to Latin American countries [UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Argentina	23	(0)	0	23	23
Brazil	14,734	(15,317)	(6,423)	30,052	21,158
Mexico	20,209	13,013	4,461	7,196	15,747
Caribbean countries	3,758	(102)	(630)	3,861	4,389
Others	2,504	(6,052)	(252)	8,557	2,757

Total	41,231	(8,459)	(2,844)	49,690	44,076

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

9-3.	Foreign Loans

(1)	Loans to specific foreign borrowers [MUFG Combined]

	(in millions of yen except number of countries)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loan to specific foreign borrowers	543	(63,919)	(22,386)	64,462	22,929
Number of countries	4	(3)	(1)	7	5

(2) Loans to Asian countries [MUFG Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Thailand	328,007	62,296	25,045	265,710	302,961
Indonesia	175,721	15,610	20,198	160,110	155,523
Malaysia	117,373	(3,193)	(3,617)	120,566	120,991
Philippines	56,035	(9,594)	442	65,629	55,592
South Korea	221,812	60,120	29,388	161,691	192,424
Singapore	301,698	(6,584)	18,366	308,282	283,331
Hong Kong	633,558	74,926	79,802	558,632	553,755
China	553,761	114,901	88,675	438,860	465,086
Taiwan	112,782	14,582	13,125	98,200	99,657
Others	91,699	26,996	15,811	64,702	75,887

Total	2,592,450	350,062	287,239	2,242,387	2,305,211

(3) Loans to Latin American countries [MUFG Combined]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Argentina	2,931	(5,807)	(2,917)	8,739	5,849
Brazil	60,984	(6,568)	(5,553)	67,553	66,538
Mexico	68,991	(11,413)	(10,817)	80,405	79,808
Caribbean countries	467,874	64,262	68,015	403,611	399,858
Others	59,945	(23,685)	(10,389)	83,631	70,335

Total	660,728	16,787	38,336	643,940	622,391

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

10-1.	Loans and Deposits [BTM+MTB]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	63,858,405	1,041,039	453,624	62,817,395	63,404,780
Deposits (average balance)	63,432,411	1,355,734	1,267,945	62,076,676	62,164,465
Loans (ending balance)	43,745,400	(903,401)	347,012	44,648,801	43,398,388
Loans (average balance)	43,860,075	324,327	381,434	43,535,747	43,478,641

11-1. Domestic Deposits [BTM+MTB]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2005 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Individuals	34,378,473	576,717	197,432	33,801,755	34,181,040
Corporations and others	21,106,368	709,870	(22,967)	20,396,497	21,129,335
Domestic deposits	55,484,841	1,286,588	174,465	54,198,253	55,310,376

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12-1. Number of Employees [BTM+MTB]
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Number of employees	20,140	(61)	446	20,201	19,694

13-1. Number of Offices [BTM+MTB]
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic:	335	22	8	313	327
Head office and Branches	294	3	—	291	294
Sub-branches & Agencies	41	19	8	22	33
Overseas:	81	—	1	81	80
Branches	47	—	—	47	47
Sub-branches	15	—	—	15	15
Representative offices	19	—	1	19	18

Total	416	22	9	394	407

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

10-2.	Loans and Deposits [UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	49,191,948	(468,110)	(465,078)	49,660,059	49,657,027
Deposits (average balance)	48,888,334	(1,137,549)	(421,377)	50,020,884	49,304,712
Loans (ending balance)	37,084,206	(1,607,638)	860,556	38,691,845	36,233,649
Loans (average balance)	36,001,079	(3,786,195)	(2,710,465)	39,787,275	38,711,545

11-2. Domestic Deposits [UFJH Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2005 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Individuals	25,818,086	(242,905)	191,520	26,060,992	25,626,566
Corporations and others	20,979,526	421,509	(352,025)	20,558,017	21,331,551
Domestic deposits	46,797,612	178,603	(160,505)	46,619,009	46,958,118

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12-2. Number of Employees [UFJ+UTB]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Number of employees	19,738	(575)	169	20,313	19,569

13-2. Number of Offices [UFJ+UTB]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic:	486	3	2	483	484
Head office and Branches	398	—	—	398	398
Sub-branches & Agencies	88	3	2	85	86
Overseas:	26	—	—	26	26
Branches	18	—	—	18	18
Sub-branches	5	—	—	5	5
Representative offices	3	—	—	3	3

Total	512	3	2	509	510

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

10-3.	Loans and Deposits [MUFG Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	113,050,354	572,898	(11,454)	112,477,455	113,061,808
Deposits (average balance)	112,315,745	218,185	846,568	112,097,560	111,469,177
Loans (ending balance)	80,829,607	(2,511,039)	1,207,568	83,340,647	79,622,038
Loans (average balance)	79,861,155	(3,461,867)	(2,329,031)	83,323,022	82,190,186

11-3. Domestic Deposits [MUFG Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2005 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Individuals	60,196,559	333,811	388,952	59,862,748	59,807,607
Corporations and others	42,085,894	1,131,379	(374,992)	40,954,514	42,460,887
Domestic deposits	102,282,454	1,465,191	13,959	100,817,263	102,268,494

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12-3. Number of Employees [MUFG Combined]
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Number of employees	39,878	(636)	615	40,514	39,263

13-3. Number of Offices [MUFG Combined]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)x	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic:	821	25	10	796	811
Head office and Branches	692	3	—	689	692
Sub-branches & Agencies	129	22	10	107	119
Overseas:	107	—	1	107	106
Branches	65	—	—	65	65
Sub-branches	20	—	—	20	20
Representative offices	22	—	1	22	21

Total	928	25	11	903	917

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

14-1.	Status of Deferred Tax Assets

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[BTM+MTB]

		(in billions of yen)
		Sep. 30, 2005
			vs. Mar. 31, 2005
1	Deferred Tax Assets	776.6	(170.5)
2	Allowance for loan losses	274.3	(19.6)
3	Write down of investment securities	130.1	(29.7)
4	Net operating loss carryforwards	354.6	(120.0)
5	Reserve for employees’ retirement benefits	40.5	(0.2)
6	Unrealized losses on securities available for sale	—	—
7	Other	48.6	(2.0)
8	Valuation allowance	(71.7)	1.2
9	Deferred Tax Liabilities	669.2	243.6
10	Gains on placing trust for retirement benefits	7.3	—
11	Unrealized gains on securities available for sale	654.9	246.9
12	Other	6.9	(3.3)
13	Net Deferred Tax Assets	107.3	(414.1)

	[Consolidated]
14	Net Deferred Tax Assets	36.7	(391.5)

(2)	Balance of Net Deferred Tax Assets and Percentage of Tier I Capital

(3)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[BTM+MTB]

		(in billions of yen)
		Interim FY 2005
15	Net business profits before credit costs	341.5
16	Credit related costs	(63.0)
17	Income before income taxes	437.7
18	Reconciliation to taxable income	(193.3)
19	Taxable income	244.3

(4)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[BTM+MTB]

		(in billions of yen)
		FY 2000	FY 2001	FY 2002	FY 2003	FY 2004
20	Net business profits before credit costs	552.0	619.5	689.9	654.8	709.6
21	Credit related costs	730.5	666.3	485.9	(105.7)	134.2
22	Income before income taxes	(199.0)	(359.3)	(485.2)	719.0	521.6
23	Reconciliation to taxable income	304.4	142.0	(1,021.4)	(443.9)	17.0
24	Taxable income	105.3	(217.2)	(1,506.7)	275.0	538.7

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

14-2.	Status of Deferred Tax Assets

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[UFJ+UTB]

		(in billions of yen)
		Sep. 30, 2005
			vs. Mar. 31, 2005
1	Deferred Tax Assets	1,122.4	(151.9)
2	Allowance for loan losses	494.4	(266.6)
3	Write down of investment securities	259.8	(87.7)
4	Net operating loss carryforwards	1,112.8	106.9
5	Reserve for employees’ retirement benefits	30.1	0.1
6	Unrealized losses on securities available for sale	—	—
7	Other	265.2	13.6
8	Valuation allowance	(1,040.0)	81.7
9	Deferred Tax Liabilities	229.1	45.7
10	Gains on placing trust for retirement benefits	41.6	(0.8)
11	Unrealized gains on securities available for sale	159.7	47.5
12	Other	27.6	(0.8)
13	Net Deferred Tax Assets	893.2	(197.6)

	(Consolidated)
14	Net Deferred Tax Assets	929.6	(164.0)

(2)	Balance of Net Deferred Tax Assets and Percentage of Tier I Capital

(3)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[UFJ+UTB]

		(in billions of yen)
		Interim FY 2005
15	Net business profits before credit costs	357.8
16	Credit related costs	(290.2)
17	Income before income taxes	603.9
18	Reconciliation to taxable income	(831.3)
19	Taxable income	(227.3)

(4)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[UFJ+UTB]

		(in billions of yen)
		FY 2000	FY 2001	FY 2002	FY 2003	FY 2004
20	Net business profits before credit costs	621.3	710.0	778.8	789.4	762.8
21	Credit related costs	882.6	1,546.7	683.0	1,184.6	690.7
22	Income before income taxes	(273.8)	(1,565.8)	(637.1)	(273.0)	(425.9)
23	Reconciliation to taxable income	201.3	1,774.4	(1,141.7)	534.4	(314.2)
24	Taxable income	(72.4)	208.5	(1,778.9)	261.3	(740.1)

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

14-3.	Status of Deferred Tax Assets

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[BTM+MTB+UFJ+UTB]

		(in billions of yen)
		Sep. 30, 2005
			vs. Mar. 31, 2005
1	Deferred Tax Assets	1,899.0	(322.4)
2	Allowance for loan losses	768.8	(286.2)
3	Write down of investment securities	390.0	(117.4)
4	Net operating loss carryforwards	1,467.4	(13.1)
5	Reserve for employees’ retirement benefits	70.7	(0.0)
6	Unrealized losses on securities available for sale	—	—
7	Other	313.8	11.5
8	Valuation allowance	(1,111.7)	82.9
9	Deferred Tax Liabilities	898.4	289.3
10	Gains on placing trust for retirement benefits	48.9	(0.8)
11	Unrealized gains on securities available for sale	814.7	294.5
12	Other	34.6	(4.2)
13	Net Deferred Tax Assets	1,000.6	(611.8)

	[Consolidated(MTFG+UFJH)]
14	Net Deferred Tax Assets	966.3	(555.5)

(2)	Balance of Net Deferred Tax Assets and Percentage of Tier I Capital

(3)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[BTM+MTB+UFJ+UTB]

		(in billions of yen)
		Interim FY 2005
15	Net business profits before credit costs	699.3
16	Credit related costs	(353.3)
17	Income before income taxes	1,041.7
18	Reconciliation to taxable income	(1,024.7)
19	Taxable income	16.9

(4)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[BTM+MTB+UFJ+UTB]

		(in billions of yen)
		FY 2000	FY 2001	FY 2002	FY 2003	FY 2004
20	Net business profits before credit costs	1,173.4	1,329.6	1,468.8	1,444.3	1,472.5
21	Credit related costs	1,613.1	2,213.1	1,169.0	1,078.9	824.9
22	Income before income taxes	(472.9)	(1,925.2)	(1,122.4)	445.9	95.7
23	Reconciliation to taxable income	505.8	1,916.5	(2,163.2)	90.4	(297.2)
24	Taxable income	32.8	(8.7)	(3,285.6)	536.3	(201.4)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

15-1.	Employees’ Retirement Benefits

(1)	Benefit obligation

[Consolidated]

		(in millions of yen)
		As of September 30, 2005
Projected benefits obligation at beginning of the period	(A-B+C+D+G)	1,038,612
Discount rate:
Domestic subsidiaries : 1.10% to 2.20%, Overseas subsidiaries : 5.00% to 6.25%
Fair value of plan assets at beginning of the period	(A)	1,017,110
Prepaid pension cost at beginning of the period	(B)	211,481
Reserve for employees’ retirement benefits at beginning of the period	(C)	39,834
Unrecognized prior service cost at beginning of the period	(D)	(33,415)
Amortization for the current period (Amortized period : mainly 10 years)	(E)	(2,086)
Unrecognized prior service cost at end of the interim period	(F)	(31,329)
Unrecognized net actuarial loss at beginning of the period	(G)	226,564
Amortization for the current period (Amortized period : mainly 10 years)	(H)	15,011
Unrecognized net actuarial loss at end of the interim period	(I)	211,553

Net amount unrecognized at beginning of the period	(J=D+G)	193,148
Net amount amortized during the interim period	(K=E+H)	12,925
Net amount unrecognized at end of the interim period	(L=J-K)	180,223
Note Discount rate : The Bank of Tokyo-Mitsubishi, Ltd. : 2.20%, The Mitsubishi Trust and Banking Corporation : 2.20%, Mitsubishi Securities Co.,Ltd. : 1.10%
(2) Net periodic pension cost
[Consolidated]
		(in millions of yen)
		For the six months ended September 30, 2005
Net periodic cost of the employees’ retirement benefits		25,030
Service cost		14,012
Interest cost		13,663
Expected return on plan assets		(22,274)
Amortization of prior service cost		(2,086)
Amortization of net actuarial loss		15,011
Other		6,703

Mitsubishi UFJ Financial Group, Inc.

(UFJ Holdings, Inc.)

15-2.	Employees’ Retirement Benefits

(1)	Benefit obligation

[Consolidated]

		(in millions of yen)
		As of September 30, 2005
Projected benefits obligation	(A)	763,073
Discount rates:
Subsidiaries : 1.9% to 3.0%
Fair value of plan assets	(B)	808,477
Prepaid pension cost	(C)	276,779
Reserve for employees’ retirement benefits	(D)	14,424
Total amount unrecognized	(A-B+C-D)	216,951
Unrecognized net obligation by the change of accounting policy		3,204
Unrecognized prior service cost		(28,131)
Unrecognized net actuarial loss		241,879
Note Discount rate : UFJ Bank Limited : 2.1%, UFJ Trust Bank Limited : 1.9%.
(2) Net periodic pension cost
[Consolidated]
		(in millions of yen)
		For the six months ended September 30, 2005
Net periodic cost of the employees’ retirement benefits		19,981
Service cost		8,360
Interest cost		7,976
Expected return on plan assets		(11,571)
Amortization of net obligation by the change of accounting policy		178
Amortization of prior service cost		(1,581)
Amortization of net actuarial loss		15,361
Other		1,258

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

16.	Earning Projections for the Fiscal Year Ending March 31, 2006

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 *	For the six months ended September 30, 2005 **	For the year ended March 31, 2005 **	For the six months ended September 30, 2004 **
Ordinary income	4,085.0	1,401.2	2,628.5	1,258.1
Ordinary profit	990.0	381.1	593.2	310.3
Net income	520.0	300.6	338.4	171.6
[Non-consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 *	For the six months ended September 30, 2005 **	For the year ended March 31, 2005 **	For the six months ended September 30, 2004 **
Operating income	1,030.0	188.9	223.5	187.9
Ordinary profit	1,000.0	177.8	208.8	183.2
Net income	1,000.0	179.3	211.1	183.2

*	The aggregate amount of Mitsubishi Tokyo Financial Group, Inc.’s operating results (from April to September for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group, Inc.’s projected earnings (from October to March for the fiscal year ending March 31,2006)
**	Mitsubishi Tokyo Financial Group, Inc.’s operating results

[Reference: Mitsubishi UFJ Financial Group, Inc. + UFJ Holdings, Inc.]

(1)	Mitsubishi UFJ Financial Group, Inc.

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 ***	For the six months ended September 30, 2005 ****	For the year ended March 31, 2005 ****	For the six months ended September 30, 2004 ****
Ordinary profit	1,345.0	736.3	96.4	(164.5)
Net income	930.0	711.7	(216.1)	(502.6)

***	The aggregate amount of Mitsubishi Tokyo Financial Group, Inc.’s operating results,UFJ Holdings, Inc.’s operating results (from April to September for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group, Inc.’s projected earnings (from October to March for the fiscal year ending March 31,2006)
****	The aggregate amount of Mitsubishi Tokyo Financial Group, Inc.’s operating results and UFJ Holdings, Inc.’s operating results

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

(2)	The Bank of Tokyo-Mitsubishi , Ltd. + UFJ Bank Limited *

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ended September 30, 2005 ***	For the year ended March 31, 2005 ***	For the six months ended September 30, 2004 ***
Ordinary profit	1,100.0	617.8	(103.2)	(156.2)
Net income	805.0	630.0	(239.2)	(416.9)
[Non-consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ended September 30, 2005 ***	For the year ended March 31, 2005 ***	For the six months ended September 30, 2004 ***
Net business profits before provision for formula allowance for loan losses	1,035.0	579.6	1,201.4	588.5
Ordinary profit	835.0	478.6	(332.2)	(259.6)
Net income	770.0	637.7	(399.7)	(464.9)
[Non-Consolidated and subsidiaries ****]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ended September 30, 2005 ***	For the year ended March 31, 2005 ***	For the six months ended September 30, 2004 ***
Net business profits before provision for formula allowance for loan losses	1,000.0	545.6	1,204.5	589.9
Ordinary profit	800.0	443.9	(367.4)	(326.0)
Net income	740.0	606.9	(381.9)	(521.3)

*	The Bank of Tokyo-Mitsubishi, Ltd. will merge with UFJ Bank Limited on January 1, 2006, subject to the relevant authorities, with The Bank of Tokyo-Mitsubishi, Ltd. as the surviving entity.
**	The aggregate amount of The Bank of Tokyo-Mitsubishi, Ltd.’s projected earnings, UFJ Bank Limited’s projected earnings (from April to Decmber for the fiscal year ending March 31, 2006) and The Bank of Tokyo-Mitsubishi UFJ, Ltd.’s projected earnings (from January to March for the fiscal year ending March 31, 2006)
***	The aggregate amount of the Bank of Tokyo-Mitsubishi, Ltd.’s operating results and UFJ Bank Limited’s operating results.
****	The subsidiaries are UFJ Strategic Partner Co., Ltd. and UFJ Equity Investment Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Total of the 2 Corporations)

(3)	Mitsubishi UFJ Trust and Banking Corporation

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 *	For the six months ended September 30, 2005 **	For the year ended March 31, 2005 **	For the six months ended September 30, 2004 **
Ordinary profit	190.0	93.0	147.1	(17.3)
Net income	105.0	66.7	49.5	(92.9)

[Non-Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 *	For the six months ended September 30, 2005 **	For the year ended March 31, 2005 **	For the six months ended September 30, 2004 **
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	230.0	119.7	271.1	125.0
Ordinary profit	180.0	89.3	113.3	(20.9)
Net income	110.0	74.8	30.6	(92.8)

[Non-Consolidated and subsidiary ***]

	(in billions of yen)
	For the year ending March 31, 2006 *	For the six months ended September 30, 2005 **	For the year ended March 31, 2005 **	For the six months ended September 30, 2004 **
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	230.0	119.8	272.6	125.4
Ordinary profit	180.0	90.6	114.3	(21.8)
Net income	110.0	76.1	31.6	(93.7)

*	The aggregate amount of The Mitsubishi Trust and Banking Corporation’s operating results, UFJ Trust Bank Limited’s operating results (from April to September for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Trust and Banking Corporation’s projected earnings (from October to March for the fiscal year ending March 31, 2006)
**	The aggregate amount of the Mitsubishi Trust and Banking Corporation’s operating results and UFJ Trust Bank Limited’s operating results
***	The subsidiary is UFJ Trust Equity Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi Tokyo Financial Group, Inc.)

[Reference]

17.	Status of Acquired Assets and Liabilities relating to Merger

When merged on Oct 1, Mitsubishi Tokyo Financial Group, Inc. and The Mitsubishi Trust and Banking Corporation acquired assets and liabilities from UFJ Holdings, Inc. and UFJ Trust Bank Limited respectively with following accounting treatment.

•	Investment securities are acquired based on fair value etc. after unrealized losses are dissolved.

•	Premises and equipment and Reserve for employees’ retirement benefits are acquired based on fair value etc. after unrealized losses are dissolved.

•	Shareholders’ equity is acquired as Capital surplus based on Merger Agreement.

•	Holdings Company

	(in billions of yen)
	UFJ Holdings, Inc.			Mitsubishi Tokyo Financial Group, Inc.	Mitsubishi UFJ Financial Group, Inc.
	As of September 30, 2005	Merger accounting	Acquired amount
Assets	1,936.3	(294.5)	1,641.8	5,659.4	7,301.2
Investment securities	1,954.5	(294.5)	1,660.0	5,557.6	7,217.6
Deferred tax assets	—			1.1	1.1
Shareholders’ equity	1,495.6	(294.5)	1,201.1	4,614.7	5,815.8
Capital stock	1,000.0	(1,000.0)		1,383.0	1,383.0
Capital surplus reserve	110.8	711.9	822.7	2,499.6	3,322.3
Other capital surplus	—			355.7	355.7
Retained earnings	378.4		378.4	379.0	757.4
Earned surplus reserve	—			—	—
Voluntary reserves	—			150.0	150.0
Unappropriated profits	378.4		378.4	229.0	607.4
Unrealized gains on securities available for sale	9.0	(9.0)		0.1	0.1
Treasury stock	(2.6)	2.6		(2.9)	(2.9)
• Trust and Banking Corporation

	(in billions of yen)
	UFJ Trust Bank Limited			The Mitsubishi Trust and Banking Corporation	Mitsubishi UFJ Trust and Banking Corporation
	As of September 30, 2005	Merger accounting	Acquired amount
Assets	5,422.4	(46.1)	5,376.2	16,077.1	21,453.4
Investment securities	1,968.6	(6.0)	1,962.4	4,623.9	6,586.3
Premises and equipment	45.1	(1.0)	44.0	133.3	177.3
Prepaid pension cost	37.7	(27.6)	10.1	116.2	126.4
Deferred tax assets	99.9	(11.5)	88.3	58.2	146.6
Liabilities	5,049.2	9.2	5,058.5	14,950.1	20,008.7
Reserve for employees’ retirement benefits	0.2	9.2	9.5	—	9.5
Shareholders’ equity	373.1	(55.4)	317.7	1,127.0	1,444.7
Capital stock	280.5	(280.5)		324.2	324.2
Capital surplus reserve	14.9	260.1	274.9	274.7	549.7
Other capital surplus	—			—	—
Retained earnings	45.1		45.1	312.1	357.3
Earned surplus reserve	24.1		24.1	49.5	73.7
Voluntary reserves	—			189.2	189.2
Unappropriated profits	21.0		21.0	73.4	94.4
Land revaluation excess	(2.4)		(2.4)	(7.9)	(10.4)
Unrealized gains on securities available for sale	35.0	(35.0)		223.7	223.7

Selected Interim Financial Information under Japanese GAAP For the Fiscal Year Ending March 31, 2006

The Bank of Tokyo-Mitsubishi, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

[Contents]

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

1. Consolidated Balance Sheets		48

2. Consolidated Statements of Operations		49

3. Consolidated Statements of Capital Surplus and Retained Earnings		50

4. Non-Consolidated Balance Sheets		51

5. Non-Consolidated Statements of Operations		52

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		53

	[Consolidated]

7. Financial Results	[Consolidated], [Non-Consolidated]	54

8. Average Interest Rate Spread	[Non-Consolidated]	56

9. Valuation Differences on Securities	[Consolidated], [Non-Consolidated]	56

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	57

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	58

2. Classification of Risk-Monitored Loans	[Consolidated]	59

3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated]	60

4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	60

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated]	61

6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated]	61

7. Progress in the Disposal of Problem Assets	[Non-Consolidated]	62

8. Classification of Loans by Type of Industry	[Non-Consolidated]	65

9. Loans and Deposits	[Non-Consolidated]	66

10. Domestic Deposits	[Non-Consolidated]	66

11. Number of Employees	[Non-Consolidated]	66

12. Number of Offices	[Non-Consolidated]	66

13. Status of Deferred Tax Assets	[Non-Consolidated]	67

14. Employees’ Retirement Benefits	[Non-Consolidated]	68

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31, 2005 (C)	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)		(A) – (C)
Assets:
Cash and due from banks	9,165,133	7,144,855	2,020,278	7,833,571	1,331,562
Call loans and bills bought	1,003,130	405,014	598,115	713,930	289,200
Receivables under resale agreements	284,809	974,535	(689,726)	500,490	(215,681)
Receivables under securities borrowing transactions	1,560,382	3,902,533	(2,342,150)	5,102,272	(3,541,889)
Commercial paper and other debt purchased	2,271,108	1,570,449	700,659	1,971,327	299,781
Trading assets	3,978,705	7,309,032	(3,330,326)	7,218,616	(3,239,911)
Money held in trust	278,393	445,055	(166,662)	449,476	(171,082)
Investment securities	24,929,269	26,056,540	(1,127,271)	22,877,391	2,051,878
Allowance for losses on investment securities	(1,668)	(1,242)	(425)	(1,174)	(493)
Loans and bills discounted	39,597,663	39,469,702	127,961	38,785,954	811,709
Foreign exchanges	726,270	645,833	80,437	682,367	43,902
Other assets	2,536,592	2,416,794	119,797	2,617,603	(81,011)
Premises and equipment	761,108	698,431	62,677	690,479	70,629
Deferred tax assets	39,874	502,273	(462,399)	372,436	(332,562)
Customers’ liabilities for acceptances and guarantees	4,735,886	4,374,092	361,794	4,395,255	340,630
Allowance for loan losses	(479,815)	(609,129)	129,313	(577,043)	97,227

Total assets	91,386,844	95,304,773	(3,917,929)	93,632,955	(2,246,111)

Liabilities:
Deposits	58,964,804	56,961,748	2,003,056	57,732,529	1,232,275
Negotiable certificates of deposit	1,799,913	2,582,587	(782,674)	1,724,336	75,576
Debentures	—	30,752	(30,752)	—	—
Call money and bills sold	7,088,514	8,442,561	(1,354,047)	8,671,196	(1,582,682)
Payables under repurchase agreements	3,390,706	4,528,883	(1,138,176)	2,635,665	755,040
Payables under securities lending transactions	1,007,326	3,001,833	(1,994,507)	2,194,155	(1,186,829)
Commercial paper	192,972	308,479	(115,506)	349,534	(156,561)
Trading liabilities	632,552	2,871,997	(2,239,445)	3,319,223	(2,686,670)
Borrowed money	955,794	1,105,351	(149,557)	1,065,189	(109,394)
Foreign exchanges	1,443,553	1,130,384	313,169	927,331	516,221
Short-term corporate bonds	337,900	297,600	40,300	619,700	(281,800)
Bonds and notes	3,314,746	3,417,282	(102,535)	3,565,588	(250,842)
Bonds with warrants	—	49,165	(49,165)	49,165	(49,165)
Other liabilities	2,895,990	2,427,182	468,808	2,117,983	778,007
Reserve for employees’ bonuses	9,731	15,848	(6,117)	16,246	(6,515)
Reserve for employees’ retirement benefits	26,780	35,075	(8,294)	36,152	(9,371)
Reserve for expenses related to EXPO 2005 Japan	200	131	69	164	35
Reserves under special laws	31	1,305	(1,274)	1,457	(1,426)
Deferred tax liabilities	64,132	65,440	(1,307)	56,358	7,774
Deferred tax liabilities on land revaluation excess	124,244	125,597	(1,353)	124,846	(601)
Acceptances and guarantees	4,735,886	4,374,092	361,794	4,395,255	340,630

Total liabilities	86,985,782	91,773,299	(4,787,517)	89,602,081	(2,616,299)

Minority interest	387,639	370,234	17,405	386,834	804

Shareholder’s equity:
Capital stock	996,973	871,973	125,000	996,973	—
Capital surplus	806,928	681,928	125,000	806,928	—
Retained earnings	1,400,513	1,241,837	158,676	1,346,203	54,310
Land revaluation excess	158,749	160,611	(1,862)	159,585	(836)
Unrealized gains on securities available for sale	731,855	310,963	420,892	450,852	281,003
Foreign currency translation adjustments	(81,598)	(106,074)	24,476	(116,503)	34,905

Total shareholder’s equity	4,013,422	3,161,239	852,182	3,644,039	369,383

Total liabilities, minority interest and shareholder’s equity	91,386,844	95,304,773	(3,917,929)	93,632,955	(2,246,111)

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31,2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Ordinary income:
Interest income:	681,397	562,543	118,853	1,174,862
Interest on loans and discounts	417,441	363,263	54,178	750,480
Interest and dividends on securities	133,539	103,260	30,278	230,343
Trust fees	9,614	8,571	1,042	17,243
Fees and commissions	227,016	238,910	(11,894)	482,561
Trading profits	51,300	46,871	4,429	119,369
Other business income	102,839	85,036	17,803	177,791
Other ordinary income	49,536	77,454	(27,917)	141,688

Total ordinary income	1,121,705	1,019,388	102,316	2,113,517

Ordinary expenses:
Interest expense:	258,815	152,366	106,449	342,018
Interest on deposits	133,502	73,005	60,496	166,601
Fees and commissions	23,904	25,743	(1,838)	55,412
Trading losses	—	1,403	(1,403)	1,403
Other business expenses	38,055	39,788	(1,732)	74,332
General and administrative expenses	449,831	437,119	12,712	874,888
Other ordinary expenses	51,307	114,681	(63,374)	317,898

Total ordinary expenses	821,915	771,102	50,812	1,665,953

Ordinary profit	299,790	248,286	51,503	447,564

Special gains	112,780	18,219	94,561	36,745
Special losses	3,076	7,841	(4,764)	12,529

Income before income taxes and others	409,495	258,664	150,830	471,780

Income taxes-current	30,768	26,234	4,534	68,262
Income taxes-deferred	132,293	73,535	58,758	99,495
Minority interest	17,925	22,373	(4,447)	40,546

Net income	228,506	136,521	91,985	263,476

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005(A)	2004(B)	(A) – (B)
Balance of capital surplus at beginning of fiscal year	806,928	681,928	125,000	681,928
Increase:	—	—	—	125,000
Issuance of common stock due to capital increase	—	—	—	125,000

Balance of capital surplus at end of (interim) fiscal year	806,928	681,928	125,000	806,928

Balance of retained earnings at beginning of fiscal year	1,346,203	1,256,278	89,925	1,256,278
Increase:	229,342	143,541	85,801	271,596
Net income	228,506	136,521	91,985	263,476
Reduction in land revaluation excess	836	7,020	(6,183)	8,119
Decrease:	(175,032)	(157,982)	(17,050)	(181,670)
Cash dividends	(166,229)	(157,907)	(8,321)	(180,941)
Bonuses to directors of consolidated subsidiaries	(47)	(75)	28	(75)
Decrease in companies accounted for by the equity method	(1,055)	—	(1,055)	(654)
Standard accounting change in overseas consolidated subsidiary	(7,700)	—	(7,700)	—

Balance of retained earnings at end of (interim) fiscal year	1,400,513	1,241,837	158,676	1,346,203

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31, 2005 (C)	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)		(A) – (C)
Assets:
Cash and due from banks	8,903,630	6,733,032	2,170,598	7,519,389	1,384,240
Call loans	654,621	264,826	389,795	587,293	67,328
Receivables under resale agreements	205,950	141,199	64,751	70,081	135,869
Receivables under securities borrowing transactions	1,560,382	2,270,074	(709,691)	3,191,355	(1,630,973)
Commercial paper and other debt purchased	1,181,888	528,302	653,586	943,004	238,884
Trading assets	3,960,025	3,836,123	123,901	3,924,110	35,915
Money held in trust	278,391	398,980	(120,589)	402,617	(124,226)
Investment securities	24,754,165	25,876,278	(1,122,112)	22,802,738	1,951,427
Allowance for losses on investment securities	(1,668)	(1,242)	(425)	(1,174)	(493)
Loans and bills discounted	35,413,450	36,001,958	(588,507)	35,095,790	317,660
Foreign exchanges	736,309	648,426	87,883	685,012	51,297
Other assets	1,818,403	1,417,170	401,232	1,634,904	183,499
Premises and equipment	664,170	562,409	101,761	557,688	106,482
Deferred tax assets	49,075	502,196	(453,120)	375,901	(326,826)
Customers’ liabilities for acceptances and guarantees	4,093,016	3,551,691	541,324	3,763,603	329,412
Allowance for loan losses	(352,707)	(455,266)	102,558	(442,121)	89,414

Total assets	83,919,107	82,276,162	1,642,944	81,110,195	2,808,911

Liabilities:
Deposits	53,902,462	52,351,389	1,551,073	53,192,258	710,204
Negotiable certificates of deposit	1,824,066	2,673,131	(849,064)	1,770,742	53,324
Debentures	—	30,752	(30,752)	—	—
Call money	872,493	2,096,530	(1,224,036)	1,169,063	(296,570)
Payables under repurchase agreements	3,278,569	3,560,445	(281,875)	2,146,605	1,131,963
Payables under securities lending transactions	936,030	806,530	129,500	669,180	266,849
Bills sold	6,193,500	5,829,000	364,500	6,957,800	(764,300)
Trading liabilities	613,466	770,563	(157,097)	776,630	(163,164)
Borrowed money	1,621,636	1,303,162	318,473	1,406,074	215,561
Foreign exchanges	1,444,760	1,131,446	313,314	927,977	516,783
Short-term corporate bonds	337,900	297,600	40,300	619,700	(281,800)
Bonds and notes	2,522,115	2,567,860	(45,745)	2,520,525	1,590
Other liabilities	2,295,563	2,130,354	165,209	1,533,546	762,017
Reserve for employees’ bonuses	7,224	7,476	(251)	6,576	648
Reserve for employees’ retirement benefits	17,361	16,448	913	17,731	(370)
Reserve for expenses related to EXPO 2005 Japan	200	131	69	164	35
Reserves under special laws	31	31	—	31	—
Deferred tax liabilities on land revaluation excess	124,244	125,597	(1,353)	124,846	(601)
Acceptances and guarantees	4,093,016	3,551,691	541,324	3,763,603	329,412

Total liabilities	80,084,644	79,250,142	834,501	77,603,060	2,481,584

Shareholder’s equity:
Capital stock	996,973	871,973	125,000	996,973	—
Capital surplus:	806,928	681,928	125,000	806,928	—
Capital reserve	806,928	681,928	125,000	806,928	—
Retained earnings:	1,138,991	998,836	140,154	1,096,212	42,779
Revenue reserve	190,044	190,044	—	190,044	—
Voluntary reserves	720,629	664,890	55,739	664,890	55,739
Unappropriated profit:	228,316	143,901	84,414	241,277	(12,960)
Net income	208,172	108,176	99,995	227,486	(19,314)
Land revaluation excess	158,749	160,684	(1,935)	159,585	(836)
Unrealized gains on securities available for sale	732,821	312,597	420,223	447,436	285,384

Total shareholder’s equity	3,834,463	3,026,020	808,443	3,507,135	327,327

Total liabilities and shareholder’s equity	83,919,107	82,276,162	1,642,944	81,110,195	2,808,911

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31,2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Ordinary income:
Interest income:	537,237	441,852	95,384	935,883
Interest on loans and discounts	304,032	277,893	26,139	566,256
Interest and dividends on securities	132,882	97,848	35,033	228,556
Fees and commissions	123,208	116,652	6,555	239,979
Trading profits	38,196	30,934	7,262	66,526
Other business income	92,313	92,045	267	185,970
Other ordinary income	35,556	46,969	(11,413)	110,904

Total ordinary income	826,512	728,455	98,057	1,539,264

Ordinary expenses:
Interest expense:	222,143	127,890	94,252	286,885
Interest on deposits	119,221	65,064	54,157	148,631
Interest on debentures	—	348	(348)	351
Fees and commissions	22,494	24,067	(1,572)	50,340
Trading losses	2,694	1,675	1,018	1,398
Other business expenses	35,348	57,696	(22,347)	88,303
General and administrative expenses	274,518	254,026	20,492	513,635
Other ordinary expenses	34,346	92,030	(57,683)	259,718

Total ordinary expenses	591,545	557,386	34,159	1,200,281

Ordinary profit	234,966	171,068	63,898	338,983

Special gains	118,748	11,322	107,426	21,901
Special losses	2,803	6,237	(3,434)	9,730

Income before income taxes and others	350,911	176,152	174,758	351,154

Income taxes-current	11,818	1,791	10,026	24,216
Income taxes-deferred	130,921	66,185	64,736	99,450

Net income	208,172	108,176	99,995	227,486

Unappropriated retained earnings brought forward	19,308	28,705	(9,397)	28,705
Reduction in land revaluation excess	836	7,020	(6,183)	8,119
Interim dividends	—	—	—	23,034
Unappropriated retained earnings	228,316	143,901	84,414	241,277

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Notional principal or contract amount	Market value
Interest rate futures	3,473.2	(1.7)
Interest rate swaps	24,355.3	52.6
Currency swaps etc.	2,986.2	(22.6)
Other interest rate-related transactions	464.6	0.9

Total		29.0

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	7,005.8	12,709.8	949.2	20,664.8
Receive-floater/pay-fix	1,629.9	837.1	1,213.3	3,680.4
Receive-floater/pay-floater	—	10.0	—	10.0
Total	8,635.7	13,556.9	2,162.5	24,355.3

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	5.9	10.1	(4.1)
Interest rate swaps	156.6	185.7	(29.1)
Currency swaps etc.	31.0	34.9	(3.8)
Other interest rate-related transactions	0.6	0.5	0.1
Others	0.2	0.2	0.0
Total	194.5	231.5	(37.0)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2005 are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	723,537	752,434	28,897
Net interest income	411,081	423,624	12,542
Trust fees	8,571	9,614	1,042
Net fees and commissions	213,167	203,111	(10,055)
Net trading profits	45,467	51,300	5,832
Net other business income	45,248	64,783	19,535
Net gains (losses) on debt securities	22,944	(4,412)	(27,357)
General and administrative expenses	420,693	425,792	5,099
Net business profits before provision for formula allowance for loan losses	302,843	326,641	23,798
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits*	302,843	326,641	23,798
Net non-recurring losses	(54,557)	(26,851)	27,705
Credit related costs (2)	(51,005)	(20,453)	30,552
Losses on loan charge-offs	(26,890)	(26,212)	677
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(852)	(396)	455
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(23,263)	6,155	29,418
Net gains on equity securities	560	13,793	13,232
Gains on sales of equity securities	37,991	19,489	(18,502)
Losses on sales of equity securities	(13,679)	(4,517)	9,161
Losses on write-down of equity securities	(23,751)	(1,178)	22,573
Equity in profit of affiliates	943	777	(165)
Other	(5,055)	(20,969)	(15,913)

Ordinary profit	248,286	299,790	51,503

Net special gains	10,378	109,704	99,326
Gains on loans charged-off (3)	8,425	14,863	6,437
Reversal of allowance for loan losses (4)	6,849	77,869	71,019
Losses on impairment of fixed assets	(3,825)	(1,827)	1,998
Income before income taxes and others	258,664	409,495	150,830
Income taxes-current	26,234	30,768	4,534
Income taxes-deferred	73,535	132,293	58,758
Minority interest	22,373	17,925	(4,447)

Net income	136,521	228,506	91,985

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities’ gross profits — Other consolidated entities’ general and administrative expenses — Other consolidated entities’ provision for formula allowance for loan losses — Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	(44,156)	57,415	101,571
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	(35,730)	72,279	108,009
Number of consolidated subsidiaries	132	117	(15)
Number of affiliated companies accounted for by the equity method	23	22	(1)

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	471,059	509,317	38,257
Domestic gross profits	290,999	295,516	4,517
Net interest income	217,119	224,785	7,665
Net fees and commissions	60,809	67,791	6,981
Net trading profits	(1,271)	(779)	491
Net other business income	14,340	3,718	(10,621)
Net gains (losses) on debt securities	17,385	(4,075)	(21,460)
Non-domestic gross profits	180,060	213,800	33,740
Net interest income	97,746	91,351	(6,395)
Net fees and commissions	31,775	32,922	1,146
Net trading profits	30,529	36,281	5,751
Net other business income	20,008	53,245	33,237
Net gains on debt securities	5,798	1,133	(4,665)
General and administrative expenses	237,600	250,654	13,054
Personnel expenses	89,256	92,766	3,509
Non-personnel expenses	135,867	142,758	6,890
Taxes	12,475	15,129	2,653
Net business profits before provision for formula allowance for loan losses	233,459	258,662	25,203
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	233,459	258,662	25,203
Net non-recurring losses	(62,390)	(23,696)	38,694
Credit related costs (2)	(41,746)	(12,638)	29,108
Losses on loan charge-offs	(17,631)	(18,715)	(1,083)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(852)	(396)	455
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(23,263)	6,473	29,736
Net gains (losses) on equity securities	(1,158)	12,711	13,870
Gains on sales of equity securities	36,154	19,003	(17,150)
Losses on sales of equity securities	(13,621)	(4,517)	9,103
Losses on write-down of equity securities	(23,691)	(1,774)	21,917
Others	(19,484)	(23,769)	(4,284)

Ordinary profit	171,068	234,966	63,898

Net special gains	5,084	115,944	110,860
Gains on loans charged-off (3)	5,688	11,038	5,350
Reversal of allowance for loan losses (4)	3,561	72,604	69,043
Losses on impairment of fixed assets	(2,657)	(1,827)	830
Income before income taxes	176,152	350,911	174,758
Income taxes-current	1,791	11,818	10,026
Income taxes-deferred	66,185	130,921	64,736

Net income	108,176	208,172	99,995

Total credit costs (1)+(2)+(4)	(38,185)	59,966	98,151

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	(32,497)	71,004	103,502

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the six months ended September 30,		Increase/ (Decrease)
	2005(A)	2004(B)	(A) – (B)
Total average interest rate on interest-earning assets (a)	1.58	1.36	0.22
Average interest rate on Loans and bills discounted	1.71	1.58	0.12
Average interest rate on Investment securities	1.06	0.82	0.24

Total average interest rate on interest-bearing liabilities (b)	1.30	1.05	0.24
Average interest rate on Deposits, NCD and Debentures	0.47	0.25	0.21
Average interest rate on external liabilities	0.38	0.46	(0.08)

Total average interest rate spread (a)-(b)	0.28	0.30	(0.02)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	0.97	0.98	(0.01)
Average interest rate on Loans and bills discounted	1.30	1.38	(0.08)
Average interest rate on Investment securities	0.53	0.43	0.10

Total average interest rate on interest-bearing liabilities (b)	0.73	0.72	0.01
Average interest rate on Deposits, NCD and Debentures	0.02	0.03	(0.00)
Average interest rate on external liabilities	0.16	0.28	(0.12)

Total average interest rate spread (a)-(b)	0.23	0.26	(0.02)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

[Consolidated]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	8,629	(701)	(9,137)	9,084	454	9,331	9,332	0	17,767	17,768	1
Securities available for sale	1,223,593	705,224	469,332	1,327,112	103,518	518,369	668,300	149,931	754,261	866,931	112,669
Domestic equity securities	1,158,359	652,339	438,584	1,185,723	27,363	506,020	590,600	84,579	719,775	771,220	51,444
Domestic bonds	(16,087)	(17,034)	(41,588)	7,447	23,535	946	21,510	20,564	25,500	32,137	6,636
Other	81,321	69,919	72,336	133,940	52,618	11,402	56,189	44,787	8,984	63,573	54,588

Total	1,232,223	704,523	460,194	1,336,197	103,973	527,700	677,633	149,932	772,028	884,699	112,671

Domestic equity securities	1,158,359	652,339	438,584	1,185,723	27,363	506,020	590,600	84,579	719,775	771,220	51,444
Domestic bonds	(8,989)	(17,828)	(50,831)	15,001	23,990	8,839	29,403	20,564	41,842	48,478	6,636
Other	82,853	70,012	72,442	135,472	52,618	12,840	57,629	44,788	10,411	65,000	54,589

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	7,181	(1,048)	(9,345)	7,635	454	8,229	8,230	0	16,526	16,527	1
Stocks of subsidiaries and affiliates	529,378	33,304	64,734	529,378	—	496,074	496,074	—	464,643	464,643	—
Securities available for sale	1,224,906	698,234	478,110	1,314,978	90,072	526,672	653,630	126,957	746,796	847,629	100,833
Domestic equity securities	1,151,443	653,080	444,783	1,178,697	27,254	498,363	582,605	84,242	706,660	757,781	51,121
Domestic bonds	(16,087)	(17,048)	(41,610)	7,447	23,535	960	21,501	20,540	25,522	32,137	6,614
Other	89,551	62,202	74,938	128,833	39,282	27,348	49,523	22,174	14,612	57,710	43,097

Total	1,761,466	730,489	533,500	1,851,993	90,526	1,030,976	1,157,934	126,958	1,227,966	1,328,800	100,834

Domestic equity securities	1,162,620	586,034	393,551	1,189,874	27,254	576,585	660,827	84,242	769,068	820,189	51,121
Domestic bonds	(8,989)	(17,842)	(50,853)	15,001	23,990	8,853	29,394	20,540	41,864	48,478	6,614
Other	607,835	162,297	190,801	647,117	39,282	445,537	467,712	22,174	417,033	460,132	43,098

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
			(Preliminary basis)	(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	11.17%	0.61%	(0.65)%	10.56%	11.83%
		Tier 1 ratio	5.75%	(0.94)%	(1.10)%	6.69%	6.85%
(2)		Tier 1 capital	2,816.2	(189.0)	(383.2)	3,005.3	3,199.5
(3)		Tier 2 capital includable as qualifying capital	2,691.7	513.3	126.9	2,178.4	2,564.8
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	555.3	321.0	211.6	234.2	343.6
	ii)	The amount of land revaluation excess includable as qualifying capital	127.3	(1.4)	(0.6)	128.7	127.9
	iii)	Subordinated debt	1,798.3	290.5	59.7	1,507.8	1,738.6
(4)		Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	39.3	(403.3)	(204.3)	442.7	243.7
(6)		Total qualifying capital (2)+(3)+(4)-(5)	5,468.7	727.6	(51.9)	4,741.0	5,520.6
(7)		Risk-adjusted assets	48,947.7	4,054.0	2,284.8	44,893.6	46,662.8

[Non-Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
			(Preliminary basis)	(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	11.47%	0.81%	(0.74)%	10.65%	12.21%
		Tier 1 ratio	5.82%	(0.68)%	(0.95)%	6.51%	6.78%
(2)		Tier 1 capital	2,471.2	(58.4)	(262.6)	2,529.7	2,733.8
(3)		Tier 2 capital includable as qualifying capital	2,399.7	384.1	3.6	2,015.5	2,396.0
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	555.4	318.5	216.3	236.9	339.1
	ii)	The amount of land revaluation excess includable as qualifying capital	127.3	(1.4)	(0.6)	128.8	127.9
	iii)	Subordinated debt	1,754.1	289.3	56.8	1,464.7	1,697.2
(4)		Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	4.9	(399.3)	(199.8)	404.3	204.7
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,866.0	725.0	(59.1)	4,140.9	4,925.2
(7)		Risk-adjusted assets	42,406.1	3,552.7	2,097.7	38,853.3	40,308.3

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	13,590	(3,477)	3,986	17,068	9,603
Past due loans	502,704	(400,507)	(120,948)	903,212	623,652
Accruing loans contractually past due 3 months or more	13,285	1,399	2,874	11,886	10,411
Restructured loans	285,717	37,142	(43,872)	248,575	329,590

Total	815,299	(365,443)	(157,958)	1,180,742	973,258

Amount of direct reduction	259,550	(14,771)	33,063	274,321	226,487

Loans and bills discounted	39,597,663	127,961	811,709	39,469,702	38,785,954

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.03%	(0.00)%	0.00%	0.04%	0.02%
Past due loans	1.26%	(1.01)%	(0.33)%	2.28%	1.60%
Accruing loans contractually past due 3 months or more	0.03%	0.00%	0.00%	0.03%	0.02%
Restructured loans	0.72%	0.09%	(0.12)%	0.62%	0.84%

Total	2.05%	(0.93)%	(0.45)%	2.99%	2.50%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	12,564	1,175	3,906	11,389	8,657
Past due loans	464,445	(384,934)	(110,213)	849,379	574,658
Accruing loans contractually past due 3 months or more	12,797	1,981	2,792	10,816	10,005
Restructured loans	283,984	36,889	(45,592)	247,095	329,577

Total	773,792	(344,888)	(149,106)	1,118,680	922,898

Amount of direct reduction	222,966	(6,080)	34,759	229,046	188,207

Loans and bills discounted	35,413,450	(588,507)	317,660	36,001,958	35,095,790

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.03%	0.00%	0.01%	0.03%	0.02%
Past due loans	1.31%	(1.04)%	(0.32)%	2.35%	1.63%
Accruing loans contractually past due 3 months or more	0.03%	0.00%	0.00%	0.03%	0.02%
Restructured loans	0.80%	0.11%	(0.13)%	0.68%	0.93%

Total	2.18%	(0.92)%	0.44%	3.10%	2.62%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2.    Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)

		(A) – (B)	(A) – (C)
Domestic*	677,426	(259,741)	(171,446)	937,168	848,873
Overseas*	137,872	(105,701)	13,488	243,574	124,384
Asia	6,459	(26,610)	(581)	33,070	7,040
Indonesia	2,224	(841)	(2)	3,065	2,226
Thailand	2,182	(542)	175	2,724	2,006
Hong Kong	—	(22,148)	—	22,148	—
Other	2,053	(3,078)	(754)	5,131	2,807
United States of America	77,836	(83,052)	(8,140)	160,888	85,976
Other	53,576	3,960	22,209	49,615	31,366

Total	815,299	(365,443)	(157,958)	1,180,742	973,258

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic*	677,426	(259,741)	(171,446)	937,168	848,873
Manufacturing	70,702	(60,489)	(14,958)	131,192	85,660
Construction	41,970	2,363	(28,188)	39,606	70,158
Wholesale and Retail	101,237	(165,238)	(17,933)	266,476	119,171
Banks and other financial institutions	51,301	(14,351)	(13,680)	65,652	64,981
Real estate	193,836	(76,910)	(69,348)	270,747	263,185
Services	110,196	42,668	(20,316)	67,527	130,513
Other industries	45,399	24,281	(2,177)	21,118	47,576
Consumer	62,781	(12,064)	(4,844)	74,846	67,625
Overseas*	137,872	(105,701)	13,488	243,574	124,384
Banks and other financial institutions	69,094	(25,578)	21,201	94,673	47,893
Commercial and industrial	66,177	(81,141)	(3,504)	147,318	69,682
Other	2,600	1,018	(4,208)	1,582	6,808

Total	815,299	(365,443)	(157,958)	1,180,742	973,258

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

3.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	479,815	(129,313)	(97,227)	609,129	577,043
Formula allowance for loan losses	309,401	1,838	(45,170)	307,563	354,572
Specific allowance for loan losses	170,328	(126,175)	(52,007)	296,504	222,336
Allowance for loans to specific foreign borrowers	85	(4,976)	(49)	5,061	134

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	352,707	(102,558)	(89,414)	455,266	442,121
Formula allowance for loan losses	189,815	4,762	(41,863)	185,052	231,678
Specific allowance for loan losses	162,807	(102,344)	(47,501)	265,151	210,308
Allowance for loans to specific foreign borrowers	85	(4,976)	(49)	5,061	134

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	479,815	(129,313)	(97,227)	609,129	577,043
Risk-monitored loans (b)	815,299	(365,443)	(157,958)	1,180,742	973,258
Coverage ratio (a)/(b)	58.85%	7.26%	(0.43)%	51.58%	59.28%

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	352,707	(102,558)	(89,414)	455,266	442,121
Risk-monitored loans (b)	773,792	(344,888)	(149,106)	1,118,680	922,898
Coverage ratio (a)/(b)	45.58%	4.88%	(2.32)%	40.69%	47.90%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	51,895	(19,580)	(18,973)	71,475	70,868
Claims under high risk	488,966	(413,075)	(95,369)	902,042	584,335
Claims under close observation	296,782	38,870	(42,800)	257,912	339,582
Total (1)	837,644	(393,785)	(157,142)	1,231,430	994,787
Normal claims	39,521,296	458,466	862,601	39,062,829	38,658,695

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	599,520	(238,220)	(109,881)	837,741	709,402
Allowance for loan losses	205,924	(90,855)	(51,031)	296,779	256,955
Collateral, guarantees, etc.	393,596	(147,365)	(58,850)	540,962	452,446
Secured coverage ratio (2)/(1)	71.57%	3.54%	0.26%	68.02%	71.31%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]

	(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	51,895		1,079		—	50,815		100.00%		100.00%
	[70,868	]	[6,196	]	—	[64,672	]	[100.00	%]	[100.00	%]
Claims under high risk	488,966		158,764		—	218,907		58.78%		77.23%
	[584,335	]	[198,889	]	—	[249,164	]	[59.33	%]	[76.67	%]
Claims under close observation	296,782		46,079		—	123,872		26.64%		57.26%
	[339,582	]	[51,870	]	—	[138,608	]	[25.80	%]	[56.09	%]
Sub total (1)	837,644		205,924		—	393,596		46.37%		71.57%
	[994,787	]	[256,955	]	—	[452,446	]	[47.37	%]	[71.31	%]
Normal claims	39,521,296
	[38,658,695	]
Total (2)	40,358,941
	[39,653,482	]
Sub total (1) / Total (2)	2.07%
	[2.50	]%

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Progress in the Disposal of Problem Assets [Non-Consolidated]

(excluding claims under close observation)

Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	251.2	276.1	322.3	341.5	136.6	123.9	90.9	71.4	70.8	51.8	(18.9)
Claims under high risk	1,053.5	1,580.2	1,590.9	1,442.0	985.3	772.0	506.1	382.5	902.0	584.3	488.9	(95.3)

Total	1,327.8	1,831.4	1,867.0	1,764.4	1,326.9	908.6	630.0	473.5	973.5	655.2	540.8	(114.3)

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors	274.3	144.3	150.6	144.9	210.9	38.7	19.0	14.9	6.3	4.1	3.7	(0.3)
Claims under high risk	1,053.5	944.9	758.4	538.4	193.6	13.5	10.3	7.4	7.1	5.8	6.4	0.5

Total	1,327.8	1,089.2	909.0	683.4	404.6	52.3	29.3	22.4	13.5	10.0	10.1	0.1

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

Claims to bankrupt and substantially bankrupt debtors		106.8	98.3	94.3	44.0	18.6	17.8	14.7	14.0	11.3	9.5	(1.8)
Claims under high risk		635.3	575.4	447.4	269.3	72.5	49.1	30.7	25.5	19.4	16.0	(3.4)

Total		742.2	673.7	541.8	313.3	91.2	67.0	45.5	39.6	30.8	25.6	(5.2)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

Claims to bankrupt and substantially bankrupt debtors			27.1	25.6	26.4	17.8	11.4	6.7	5.5	3.7	2.9	(0.8)
Claims under high risk			257.0	140.1	79.9	47.2	27.9	17.7	14.2	8.8	7.2	(1.5)

Total			284.2	165.8	106.3	65.1	39.4	24.5	19.8	12.6	10.2	(2.3)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

Claims to bankrupt and substantially bankrupt debtors				57.3	35.4	14.7	12.3	4.7	4.6	4.1	3.9	(0.1)
Claims under high risk				315.9	162.4	104.1	48.5	28.3	25.8	22.4	9.7	(12.7)

Total				373.2	197.9	118.9	60.8	33.0	30.4	26.5	13.7	(12.8)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

Claims to bankrupt and substantially bankrupt debtors					24.6	19.8	16.7	9.1	6.1	5.9	2.3	(3.6)
Claims under high risk					279.9	143.5	82.7	47.2	34.2	25.1	13.5	(11.6)

Total					304.5	163.3	99.5	56.4	40.3	31.1	15.8	(15.3)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

Claims to bankrupt and substantially bankrupt debtors						26.7	32.0	22.0	19.5	19.9	5.2	(14.7)
Claims under high risk						390.7	169.1	115.7	59.3	33.5	21.5	(11.9)

Total						417.5	201.2	137.8	78.9	53.5	26.8	(26.7)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

Claims to bankrupt and substantially bankrupt debtors							14.3	8.8	4.9	5.1	3.5	(1.6)
Claims under high risk							118.2	73.3	53.1	40.8	31.2	(9.6)

Total							132.5	82.2	58.1	46.0	34.7	(11.3)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

Claims to bankrupt and substantially bankrupt debtors								9.5	5.4	4.9	4.3	(0.5)
Claims under high risk								61.8	25.2	16.5	10.5	(6.0)

Total								71.3	30.6	21.5	14.9	(6.5)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

Claims to bankrupt and substantially bankrupt debtors									4.7	3.0	3.9	0.8
Claims under high risk									657.2	273.5	229.3	(44.2)

Total									661.9	276.6	233.2	(43.4)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

Claims to bankrupt and substantially bankrupt debtors										8.2	6.1	(2.1)
Claims under high risk										137.8	94.3	(43.5)

Total										146.1	100.4	(45.6)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

Claims to bankrupt and substantially bankrupt debtors											6.0
Claims under high risk											48.8

Total											54.8

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

Progress in the disposal of problem assets

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.1	3.7		(0.3)
Claims under high risk	5.8	6.4		0.5

Total	10.0	10.1	(A)	0.1	(B)

Progress in the disposal of problem assets	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.1
Charge-off	0.8
Other	(1.2)
Collection of claims	(1.2)
Improvements in financial status	—

Total	(0.1	)(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.4
Quasi-legal liquidation	1.9
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.3

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	11.3	9.5		(1.8)
Claims under high risk	19.4	16.0		(3.4)

Total	30.8	25.6	(C)	(5.2	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.0
Other	4.9
Collection of claims	4.2
Improvements in financial status	0.6

Total	5.2	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.5
Quasi-legal liquidation	9.0
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	9.5

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	3.7	2.9		(0.8)
Claims under high risk	8.8	7.2		(1.5)

Total	12.6	10.2	(E)	(2.3	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.3
Charge-off	0.0
Other	1.9
Collection of claims	1.4
Improvements in financial status	0.5

Total	2.3	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.3
Quasi-legal liquidation	2.5
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.9

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.1	3.9		(0.1)
Claims under high risk	22.4	9.7		(12.7)

Total	26.5	13.7	(G)	(12.8	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	9.8
Charge-off	0.0
Other	2.9
Collection of claims	2.0
Improvements in financial status	0.8

Total	12.8	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.5
Quasi-legal liquidation	3.4
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.9

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.9	2.3		(3.6)
Claims under high risk	25.1	13.5		(11.6)

Total	31.1	15.8	(I)	(15.3	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	(0.0)
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.3
Charge-off	0.0
Other	11.8
Collection of claims	2.9
Improvements in financial status	8.9

Total	15.3	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.2
Quasi-legal liquidation	1.8
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.1

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	19.9	5.2		(14.7)
Claims under high risk	33.5	21.5		(11.9)

Total	53.5	26.8	(K)	(26.7	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	1.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	13.4
Charge-off	0.3
Other	11.5
Collection of claims	2.3
Improvements in financial status	9.2

Total	26.7	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.8
Quasi-legal liquidation	3.9
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.7

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.1	3.5		(1.6)
Claims under high risk	40.8	31.2		(9.6)

Total	46.0	34.7	(M)	(11.3	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	0.1
Loan sales to secondary market	2.5
Charge-off	0.1
Other	8.0
Collection of claims	4.6
Improvements in financial status	3.4

Total	11.3	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.7
Quasi-legal liquidation	2.7
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.5

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.9	4.3		(0.5)
Claims under high risk	16.5	10.5		(6.0)

Total	21.5	14.9	(O)	(6.5	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.3
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.6
Charge-off	0.5
Other	4.7
Collection of claims	4.1
Improvements in financial status	0.5

Total	6.5	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.6
Quasi-legal liquidation	2.6
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.2

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	3.0	3.9		0.8
Claims under high risk	273.5	229.3		(44.2)

Total	276.6	233.2	(Q)	(43.4	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	3.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	5.1
Charge-off	4.5
Other	30.0
Collection of claims	23.5
Improvements in financial status	6.5

Total	43.4	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.3
Quasi-legal liquidation	2.5
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.9

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	8.2	6.1		(2.1)
Claims under high risk	137.8	94.3		(43.5)

Total	146.1	100.4	(S)	(45.6	)(T)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	3.9
Re-constructive disposition	7.8
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.8
Charge-off	2.9
Other	30.0
Collection of claims	19.2
Improvements in financial status	10.8

Total	45.6	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	3.9
Quasi-legal liquidation	2.1
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.1

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)
	As of September 30, 2005
Claims to bankrupt and substantially bankrupt debtors	6.0
Claims under high risk	48.8

Total	54.8	(U)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	2.2
Quasi-legal liquidation	3.6
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.9

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8.	Classification of Loans by Type of Industry

(1)	Loans by type of industry [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	30,332,228	(1,397,771)	(214,751)	31,730,000	30,546,980
Manufacturing	3,575,831	(505,819)	(185,067)	4,081,650	3,760,898
Agriculture	7,213	(2,837)	(814)	10,050	8,027
Forestry	4,613	(171)	266	4,784	4,347
Fishery	2,940	277	443	2,663	2,497
Mining	35,186	5,768	2,711	29,418	32,475
Construction	681,481	(91,899)	(60,982)	773,380	742,463
Utilities	240,383	(2,545)	(168)	242,928	240,551
Media and Communication	541,333	(15,554)	(7,616)	556,887	548,949
Wholesale and Retail	3,552,919	(274,300)	(117,261)	3,827,219	3,670,180
Banks and other financial institutions	2,247,234	(113,855)	37,403	2,361,089	2,209,831
Real estate	3,701,428	176,472	(4,139)	3,524,956	3,705,567
Services	2,929,186	(927,467)	(239,729)	3,856,653	3,168,915
Municipal government	41,271	1,807	1,086	39,464	40,185
Other industries	12,771,210	352,351	359,115	12,418,859	12,412,095

Overseas offices and loans booked at offshore markets	5,081,222	809,264	532,412	4,271,958	4,548,809

Total	35,413,450	(588,507)	317,660	36,001,958	35,095,790

(2) Domestic consumer loans [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	8,003,081	28,979	50,382	7,974,102	7,952,699
Housing loans	7,640,715	78,546	75,667	7,562,169	7,565,048
Others	362,366	(49,567)	(25,285)	411,933	387,651

(3) Domestic loans to small/medium-sized companies and individual clients [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small/medium-sized companies and individual clients	17,363,229	(221,889)	(181,059)	17,585,118	17,544,288
Percentage to total domestic loans	57.24%	1.82%	(0.19)%	55.42%	57.43%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

9.    Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	53,902,462	1,551,073	710,204	52,351,389	53,192,258
Deposits (average balance)	53,321,455	1,892,342	1,653,300	51,429,113	51,668,154
Loans (ending balance)	35,413,450	(588,507)	317,660	36,001,958	35,095,790
Loans (average balance)	35,522,404	506,908	597,183	35,015,495	34,925,221

10. Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Individuals	27,885,209	799,432	335,977	27,085,776	27,549,231
Corporations and others	18,477,849	800,865	(21,692)	17,676,984	18,499,542
Domestic deposits	46,363,058	1,600,297	314,285	44,762,761	46,048,773

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11. Number of Employees [Non-Consolidated]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Number of Employees	14,472	121	425	14,351	14,047

12. Number of Offices [Non-Consolidated]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	287	20	9	267	278
Head office and Branches	251	4	1	247	250
Sub-branches and Agencies	36	16	8	20	28
Overseas	74	1	1	73	73
Branches	42	—	—	42	42
Sub-branches	15	—	—	15	15
Representative offices	17	1	1	16	16

Total	361	21	10	340	351

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

13.    Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Sep. 30, 2005
		vs. Mar. 31, 2005
Deferred tax assets	562.6	(134.2)
Allowance for loan losses	197.3	(16.9)
Write-down of investment securities	96.3	(30.5)
Net operating loss carryforwards	245.5	(86.7)
Reserve for employees’ retirement benefits	35.9	1.7
Unrealized losses on securities available for sale	—	—
Other	34.6	(2.4)
Valuation allowance	(47.2)	0.7
Deferred tax liabilities	513.5	192.6
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	501.5	195.3
Other	4.7	(2.6)
Net Deferred tax assets	49.0	(326.8)
[Consolidated]
Net Deferred tax assets	(24.2)	(340.3)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]

(in billions of yen)
Interim FY 2005
Net business profits before credit costs	258.6
Credit related costs	(59.9)
Income before income taxes	350.9
Reconciliation to taxable income	(178.9)
Taxable income	171.9

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]

	(in billions of yen)
	FY 2000	FY 2001	FY 2002	FY 2003	FY 2004
Net business profits before credit costs	388.9	463.3	511.5	466.8	524.2
Credit related costs	554.0	484.8	341.0	(135.3)	125.5
Income before income taxes	(225.3)	(317.4)	(287.3)	587.7	351.1
Reconciliation to taxable income	393.0	137.3	(821.7)	(404.1)	100.2
Taxable income	167.6	(180.0)	(1,109.0)	183.5	451.3

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66
Although we recorded taxable income for the six months ended September 30, 2005, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at September 30, 2005 (Assumptions)

(in billions of yen)
Five years total (2005 2nd half to 2010 1st half)
Net business profits (based on our business plan) (*1)	3,778.0
Net business profits (basis of realizability determination) (*2)	3,377.6
Income before income taxes (basis of realizability determination)	2,717.5
Taxable income before adjustments (basis of realizability determination) (*3)	2,870.9
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	1,403.9
Deferred tax assets at September 30, 2005 (*4)	562.6

(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2005 2nd half	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010 1st half
S/T interest rate (3 m/s TIBOR)	0.09%	0.29%	0.41%	0.46%	0.64%	0.67%
L/T interest rate (10 year JGB)	1.60%	2.22%	2.29%	2.29%	2.58%	2.65%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

14. Employees’ Retirement Benefits

Benefit obligation

[Non-Consolidated]

		(in millions of yen)
		As of September 30, 2005
Projected benefits obligation at beginning of the period	(A-B+C+D+G)	594,708
Fair value of plan assets at beginning of the period	(A)	519,536
Prepaid pension cost at beginning of the period	(B)	52,285
Reserve for employees’ retirement benefits at beginning of the period	(C)	17,727
Unrecognized prior service cost at beginning of the period	(D)	(27,698)
Amortization for the current period (Amortized period 10 years)	(E)	(1,826)
Unrecognized prior service cost at end of the interim period	(F)	(25,872)
Unrecognized net actuarial loss at beginning of the period	(G)	137,428
Amortization for the current period (Amortized period 10 years)	(H)	9,989
Unrecognized net actuarial loss at end of the interim period	(I)	127,439

Net amount unrecognized at beginning of the period	(M)(D+G)	109,729
Net amount amortized for the current period	(N)(E+H)	8,162
Net amount unrecognized at end of the interim period	(O)(M-N)	101,566

Note : Discount rate is 2.2%.

Selected Interim Financial Information under Japanese GAAP For the Fiscal Year Ending March 31, 2006

UFJ Bank Limited

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

[Contents]

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

1. Consolidated Balance Sheets		69

2. Consolidated Statements of Operations		70

3. Consolidated Statements of Capital Surplus and Retained Earnings		71

4. Non-Consolidated Balance Sheets		72

5. Non-Consolidated Statements of Operations		73

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		74

	[Non-Consolidated]

7. Financial Results	[Consolidated], [Non-Consolidated], [Combined](*)	75

8. Average Interest Rate Spread	[Non-Consolidated]	78

9. Valuation Differences on Securities	[Consolidated], [Non-Consolidated], [Combined]	78

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	80

2 Loan Portfolio and Others

1. Risk-Monitored Loans	[Non-Consolidated], [Combined]	81

2. Classification of Risk-Monitored Loans	[Non-Consolidated], [Combined]	82

3. Allowance for Loan Losses	[Non-Consolidated], [Combined]	84

4. Coverage Ratio against Risk-Monitored Loans	[Non-Consolidated], [Combined]	84

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated], [Combined]	85

6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated], [Combined]	85

7. Progress in the Disposal of Problem Assets	[Combined]	87

8. Classification of Loans by Type of Industry	[Non-Consolidated], [Combined]	90

9. Loans and Deposits	[Non-Consolidated], [Combined]	92

10. Domestic Deposits	[Non-Consolidated], [Combined]	92

11. Number of Employees	[Non-Consolidated]	93

12. Number of Offices	[Non-Consolidated]	93

13. Status of Deferred Tax Assets	[Non-Consolidated]	94

14. Employees’ Retirement Benefits	[Non-Consolidated]	95

(*) “Combined” means an aggregate on a non-consolidated of UFJ Bank Limited, UFJ Strategic Partner, Co., Ltd. (“UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”).

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)	2005 (C)	(A) – (C)
Assets:
Cash and due from banks	6,277,066	8,063,176	(1,786,109)	5,595,627	681,439
Call loans and bills bought	281,486	313,212	(31,726)	516,438	(234,951)
Receivables under resale agreements	9,960	200,604	(190,643)	1,778,107	(1,768,146)
Receivables under securities borrowing transactions	891,250	910,565	(19,315)	952,354	(61,104)
Commercial paper and other debt purchased	371,828	299,167	72,661	350,741	21,087
Trading assets	950,919	1,338,416	(387,496)	2,880,161	(1,929,241)
Money held in trust	11,918	45,296	(33,378)	10,767	1,151
Investment securities	19,873,966	17,858,907	2,015,058	19,737,709	136,256
Loans and bills discounted	35,695,513	37,284,609	(1,589,095)	35,269,656	425,856
Foreign exchanges	667,793	694,928	(27,134)	653,110	14,682
Other assets	1,786,346	2,015,346	(228,999)	1,841,913	(55,566)
Premises and equipment	518,059	540,065	(22,006)	531,574	(13,515)
Deferred tax assets	828,729	1,069,412	(240,682)	983,474	(154,744)
Goodwill	—	6,152	(6,152)	3,076	(3,076)
Customers’ liabilities for acceptances and guarantees	4,171,805	3,490,670	681,135	3,940,977	230,828
Allowance for loan losses	(1,006,085)	(2,083,945)	1,077,860	(1,411,672)	405,586
Allowance for losses on investment securities	(3,254)	(134,298)	131,043	(3,788)	534

Total assets	71,327,305	71,912,289	(584,983)	73,630,230	(2,302,924)

Liabilities:
Deposits	47,702,283	47,731,469	(29,185)	48,023,604	(321,320)
Negotiable certificates of deposit	2,705,696	6,377,775	(3,672,078)	3,384,304	(678,607)
Call money and bills sold	6,143,366	4,357,240	1,786,125	4,598,862	1,544,504
Payables under repurchase agreements	1,775,302	943,557	831,744	2,802,524	(1,027,221)
Payables under securities lending transactions	264,000	676,186	(412,186)	955,539	(691,539)
Commercial paper	81,581	160,706	(79,125)	87,638	(6,057)
Trading liabilities	216,378	437,877	(221,499)	1,900,434	(1,684,055)
Borrowed money	750,674	1,006,032	(255,357)	815,765	(65,090)
Foreign exchanges	208,186	168,088	40,097	148,955	59,231
Short-term corporate bonds	149,000	135,300	13,700	464,200	(315,200)
Bonds and notes	2,256,426	2,753,386	(496,959)	2,552,359	(295,932)
Other liabilities	1,855,582	1,179,246	676,336	1,390,561	465,020
Reserve for employees’ bonuses	13,524	5,353	8,171	6,074	7,449
Reserve for employees’ retirement benefits	7,141	6,617	524	6,793	348
Reserve for financial assistance to specific borrowers	—	101,209	(101,209)	—	—
Deferred tax liabilities	2,528	22,422	(19,894)	24,043	(21,515)
Deferred tax liabilities on land revaluation excess	81,375	68,298	13,077	67,661	13,714
Acceptances and guarantees	4,171,805	3,490,670	681,135	3,940,977	230,828

Total liabilities	68,384,855	69,621,439	(1,236,583)	71,170,300	(2,785,444)

Minority interest	786,252	779,359	6,893	779,336	6,915

Shareholder’s equity:
Capital stock	1,258,582	1,233,582	25,000	1,258,582	—
Capital surplus	268,427	864,326	(595,899)	893,324	(624,897)
Retained earnings	319,222	(756,768)	1,075,990	(705,016)	1,024,238
Land revaluation excess	88,665	99,589	(10,923)	98,632	(9,966)
Unrealized gains on securities available for sale	288,617	157,732	130,884	227,189	61,428
Foreign currency translation adjustments	(67,317)	(86,972)	19,654	(92,119)	24,801

Total shareholder’s equity	2,156,197	1,511,490	644,707	1,680,593	475,604

Total liabilities, minority interest and shareholder’s equity	71,327,305	71,912,289	(584,983)	73,630,230	(2,302,924)

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Ordinary income:
Interest income:	508,152	488,990	19,161	971,100
Interest on loans and discounts	337,091	350,667	(13,576)	697,712
Interest and dividends on securities	89,603	98,459	(8,855)	193,539
Fees and commissions	187,253	176,306	10,946	367,748
Trading profits	5,521	3,880	1,640	28,977
Other business income	206,315	264,423	(58,107)	428,072
Other ordinary income	58,640	127,904	(69,263)	215,000

Total ordinary income	965,883	1,061,505	(95,622)	2,010,900

Ordinary expenses:
Interest expense:	146,875	93,136	53,739	197,060
Interest on deposits	49,026	33,054	15,971	71,892
Fees and commissions	32,412	30,359	2,052	59,581
Trading losses	8,606	10,261	(1,654)	3,476
Other business expenses	85,062	112,229	(27,166)	197,387
General and administrative expenses	306,905	290,589	16,315	589,099
Other ordinary expenses	67,996	929,438	(861,441)	1,515,133

Total ordinary expenses	647,859	1,466,014	(818,154)	2,561,739

Ordinary profit	318,023	(404,508)	722,532	(550,839)

Special gains	272,050	62,761	209,289	345,330
Special losses	56,507	15,018	41,489	41,252

Income before income taxes and others	533,567	(356,765)	890,333	(246,762)

Income taxes-current	25,794	3,764	22,029	10,469
Income taxes-deferred	104,797	184,861	(80,063)	226,735
Minority interest	1,400	8,127	(6,727)	18,756

Net income	401,575	(553,519)	955,094	(502,724)

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Balance of capital surplus at beginning of fiscal year	893,324	806,184	87,140	806,184
Increase:	—	390,000	(390,000)	418,998
Issuance of preferred stock due to capital increase	—	390,000	(390,000)	418,998
Decrease:	624,897	331,858	293,039	331,858
Transfer to retained earnings	624,897	331,858	293,039	331,858

Balance of capital surplus at end of (interim) fiscal year	268,427	864,326	(595,899)	893,324

Balance of retained earnings at beginning of fiscal year	(705,016)	(536,592)	(168,423)	(536,592)
Increase:	1,026,472	333,345	693,127	334,303
Net income	401,575	—	401,575	—
Transfer from capital surplus	624,897	331,858	293,039	331,858
Reversal of revaluation reserve for land	—	1,487	(1,487)	2,444
Decrease:	2,234	553,521	(551,286)	502,726
Bonuses for directors and statutory auditors	—	2	(2)	2
Net loss	—	553,519	(553,519)	502,724
Reversal of revaluation reserve for land	2,234	—	2,234	—

Balance of retained earnings at end of (interim) fiscal year	319,222	(756,768)	1,075,990	(705,016)

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)	2005 (C)	(A) – (C)
Assets:
Cash and due from banks	6,143,609	8,134,772	(1,991,162)	5,639,164	504,444
Call loans	287,503	312,032	(24,529)	368,125	(80,621)
Receivables under securities borrowing transactions	891,250	910,565	(19,315)	952,354	(61,104)
Bills bought	—	—	—	120,000	(120,000)
Commercial paper and other debt purchased	166,126	128,115	38,010	157,981	8,144
Trading assets	942,299	1,015,494	(73,195)	1,107,776	(165,476)
Money held in trust	11,918	50	11,868	5,013	6,905
Investment securities	20,107,656	17,935,630	2,172,026	19,893,126	214,530
Loans and bills discounted	34,213,030	35,695,361	(1,482,331)	33,745,516	467,513
Foreign exchanges	659,017	686,934	(27,916)	644,439	14,578
Other assets	1,274,512	1,505,083	(230,571)	1,351,442	(76,930)
Premises and equipment	491,025	511,778	(20,753)	503,480	(12,455)
Deferred tax assets	793,379	1,044,936	(251,557)	953,903	(160,524)
Customers’ liabilities for acceptances and guarantees	4,170,088	3,950,591	219,497	4,096,865	73,222
Allowance for loan losses	(812,099)	(1,896,552)	1,084,453	(1,289,645)	477,546
Allowance for losses on investment securities	(137,325)	(134,273)	(3,052)	(65,501)	(71,824)

Total assets	69,201,992	69,800,521	(598,529)	68,184,043	1,017,948

Liabilities:
Deposits	46,475,651	46,647,956	(172,305)	46,902,886	(427,234)
Negotiable certificates of deposit	2,874,496	6,523,675	(3,649,178)	3,534,104	(659,607)
Call money	1,271,065	1,098,607	172,458	1,143,810	127,255
Payables under repurchase agreements	1,775,302	619,090	1,156,211	947,629	827,672
Payables under securities lending transactions	176,891	636,949	(460,057)	873,986	(697,095)
Bills sold	4,845,900	3,211,010	1,634,889	3,425,342	1,420,557
Commercial paper	—	60,000	(60,000)	—	—
Trading liabilities	212,158	158,041	54,117	185,283	26,874
Borrowed money	1,728,754	1,762,428	(33,673)	1,750,953	(22,198)
Foreign exchanges	211,249	171,687	39,562	151,016	60,232
Short-term corporate bonds	149,000	135,300	13,700	464,200	(315,200)
Bonds and notes	1,697,440	2,183,100	(485,660)	1,985,780	(288,340)
Other liabilities	1,284,268	760,413	523,855	881,547	402,721
Reserve for employees’ bonuses	6,723	1,733	4,989	1,553	5,170
Reserve for financial assistance to specific borrowers	—	101,209	(101,209)	—	—
Deferred tax liabilities on land revaluation excess	81,375	68,298	13,077	67,661	13,714
Acceptances and guarantees	4,170,088	3,950,591	219,497	4,096,865	73,222

Total liabilities	66,960,366	68,090,091	(1,129,725)	66,412,622	547,743

Shareholder’s equity:
Capital stock	1,258,582	1,233,582	25,000	1,258,582	—
Capital surplus:	268,427	864,326	(595,899)	893,324	(624,897)
Capital reserve	268,427	864,326	(595,899)	893,324	(624,897)
Retained earnings:	427,297	(571,707)	999,004	(624,897)	1,052,194
Unappropriated profit:	427,297	(571,707)	999,004	(624,897)	1,052,194
Net income	429,531	(573,157)	1,002,688	(627,276)	1,056,808
Land revaluation excess	88,838	99,717	(10,878)	98,787	(9,949)
Unrealized gains on securities available for sale	198,480	84,511	113,968	145,622	52,857

Total shareholder’s equity	2,241,625	1,710,429	531,196	1,771,420	470,205

Total liabilities and shareholder’s equity	69,201,992	69,800,521	(598,529)	68,184,043	1,017,948

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Ordinary income:
Interest income:	475,554	451,326	24,228	893,789
Interest on loans and discounts	302,060	317,759	(15,699)	630,429
Interest and dividends on securities	134,580	102,224	32,356	204,751
Fees and commissions	149,259	141,297	7,961	289,713
Trading profits	2,647	5,758	(3,110)	19,410
Other business income	128,372	190,112	(61,740)	287,197
Other ordinary income	40,781	156,115	(115,333)	212,871

Total ordinary income	796,616	944,611	(147,994)	1,702,983

Ordinary expenses:
Interest expense:	126,824	94,843	31,980	192,270
Interest on deposits	46,488	30,505	15,983	66,716
Fees and commissions	52,687	49,593	3,093	99,654
Trading losses	6,779	11,753	(4,974)	—
Other business expenses	14,685	46,236	(31,551)	63,910
General and administrative expenses	247,768	239,090	8,678	479,678
Other ordinary expenses	104,160	933,852	(829,692)	1,538,653

Total ordinary expenses	552,906	1,375,371	(822,464)	2,374,167

Ordinary profit	243,710	(430,759)	674,470	(671,184)

Special gains	360,544	52,006	308,538	310,394
Special losses	46,766	14,872	31,893	37,760

Income before income taxes and others	557,488	(393,626)	951,114	(398,549)

Income taxes-current	2,104	564	1,539	1,220
Income taxes-deferred	125,852	178,966	(53,113)	227,505

Net income	429,531	(573,157)	1,002,688	(627,276)

Unappropriated retained earnings brought forward	—	—	—	—
Reduction in land revaluation excess	(2,234)	1,449	(3,684)	2,378

Unappropriated retained earnings	427,297	(571,707)	999,004	(624,897)

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Non-Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Notional principal or contract amount	Market value
Interest rate futures	—	—
Interest rate swaps	1,096.0	43.6
Currency swaps etc.	170.0	(0.6)
Other interest rate-related transactions	20.0	0.1
Other	—	—

Total		43.1

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	254.0	302.3	468.7	1,025.2
Receive-floater/pay-fix	13.7	52.2	4.8	70.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	267.7	354.6	473.6	1,096.0

2. Deferred gains (losses) [Non-Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	—	—	—
Interest rate swaps	78.9	39.1	39.8
Currency swaps etc.	0.0	0.1	(0.1)
Other interest rate-related transactions	0.1	0.9	(0.7)
Other	0.0	5.7	(5.6)

Total	79.1	45.8	33.2

Note : Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2005 are included in the table above.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

7. Financial Results (UFJ Bank Limited and Consolidated Subsidiaries)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	687,614	634,284	(53,329)
Net interest income	395,854	361,276	(34,577)
Net fees and commissions	145,946	154,840	8,893
Net trading profits	(6,380)	(3,085)	3,295
Net other business income	152,193	121,253	(30,940)
Net gains (losses) on debt securities	66,329	37,878	(28,451)
General and administrative expenses	282,148	292,734	10,586
Net business profits before provision for formula allowance for loan losses	405,465	341,550	(63,915)
Provision for formula allowance for loan losses (1)	669,575	—	(669,575)
Net business profits*	1,075,040	341,550	(733,490)
Net non-recurring losses	(1,479,549)	(23,526)	1,456,023
Credit related costs (2)	(1,265,181)	(23,831)	1,241,350
Losses on loan charge-offs	(91,805)	(27,446)	64,359
Provision for specific allowance for loan losses	(1,001,148)	—	1,001,148
Losses on sales of loans to the Resolution and Collection Corporation	(3,975)	(1,221)	2,753
Provision for allowance for loans to specific foreign borrowers	732	—	(732)
Other credit related costs	(168,983)	4,836	173,820
Net gains (losses) on equity securities	(41,538)	13,105	54,644
Gains on sales of equity securities	113,341	30,613	(82,728)
Losses on sales of equity securities	(6,396)	(11,832)	(5,435)
Losses on write-down of equity securities	(148,483)	(5,675)	142,808
Equity in profit (loss) of affiliates	1,978	4,457	2,479
Other	(174,807)	(17,257)	157,549

Ordinary profit (loss)	(404,508)	318,023	722,532

Net special gains	47,742	215,543	167,800
Gains on loans charged-off (3)	24,042	40,191	16,149
Reversal of allowance for loan losses (4)	—	228,261	228,261
Losses on impairment of fixed assets	—	(7,143)	(7,143)
Expenses for the preparation of planned management integration	—	(46,409)	(46,409)
Income (Loss) before income taxes and others	(356,765)	533,567	890,333
Income taxes-current	3,764	25,794	22,029
Income taxes-deferred	184,861	104,797	(80,063)
Minority interest	8,127	1,400	(6,727)

Net income (loss)	(553,519)	401,575	955,094

Note:

*  Net business profits = Net business profits of UFJ Bank Limited + Other consolidated entities’ gross profits — Other consolidated entities’ general and administrative expenses — Other consolidated entities’ provision for formula allowance for loan losses — Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	(595,606)	204,429	800,036
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	(571,563)	244,621	816,185
Number of consolidated subsidiaries	75	64	(11)
Number of affiliated companies accounted for by the equity method	22	21	(1)

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

Financial Results (UFJ Bank Limited)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	586,067	554,976	(31,091)
Domestic gross profits	458,451	426,338	(32,113)
Net interest income	328,905	314,355	(14,549)
Net fees and commissions	78,301	84,590	6,289
Net trading profits	4,411	2,185	(2,225)
Net other business income	46,833	25,205	(21,627)
Net gains (losses) on debt securities	55,039	20,326	(34,713)
Non-domestic gross profits	127,616	128,638	1,021
Net interest income	27,577	34,493	6,915
Net fees and commissions	13,402	11,981	(1,421)
Net trading profits	(10,406)	(6,317)	4,088
Net other business income	97,042	88,481	(8,561)
Net gains (losses) on debt securities	11,894	17,662	5,768
General and administrative expenses	230,991	233,974	2,982
Personnel expenses	72,197	75,708	3,511
Non-personnel expenses	146,008	145,031	(976)
Taxes	12,785	13,233	447
Net business profits before provision for formula allowance for loan losses	355,076	321,002	(34,073)
Provision for formula allowance for loan losses (1)	691,017	—	(691,017)
Net business profits	1,046,093	321,002	(725,090)
Net non-recurring losses	(1,476,852)	(77,291)	1,399,561
Credit related costs (2)	(1,213,956)	(19,774)	1,194,182
Losses on loan charge-offs	(69,331)	(21,083)	48,247
Provision for specific allowance for loan losses	(998,344)	—	998,344
Losses on sales of loans to the Resolution and Collection Corporation	(3,825)	(1,234)	2,590
Provision for allowance for loans to specific foreign borrowers	539	—	(539)
Other credit related costs	(142,995)	2,544	145,539
Net gains (losses) on equity securities	(109,749)	9,421	119,170
Gains on sales of equity securities	147,424	21,307	(126,117)
Losses on sales of equity securities	(2,979)	(740)	2,238
Losses on write-down of equity securities	(254,194)	(11,145)	243,049
Other	(153,146)	(66,938)	86,207

Ordinary profit (loss)	(430,759)	243,710	674,470

Net special gains	37,133	313,777	276,644
Gains on loans charged-off (3)	13,295	37,371	24,076
Reversal of allowance for loan losses (4)	—	320,025	320,025
Losses on impairment of fixed assets	—	(7,092)	(7,092)
Expenses for the preparation of planned management integration	—	(36,774)	(36,774)
Income (Loss) before income taxes	(393,626)	557,488	951,114
Income taxes-current	564	2,104	1,539
Income taxes-deferred	178,966	125,852	(53,113)

Net income (loss)	(573,157)	429,531	1,002,688

Total credit costs (1)+(2)+(4)	(522,939)	300,251	823,191

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	(509,644)	337,623	847,267

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

Financial Results (Combined* of UFJ Bank Limited, UFJSP and UFJEI)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	588,753	521,962	(66,791)
Domestic gross profits	461,137	393,323	(67,813)
Net interest income	331,393	281,531	(49,862)
Net fees and commissions	78,648	84,487	5,838
Net trading profits	4,411	2,185	(2,225)
Net other business income	46,683	25,119	(21,564)
Net gains (losses) on debt securities	55,039	20,326	(34,713)
Non-domestic gross profits	127,616	128,638	1,021
Net interest income	27,577	34,493	6,915
Net fees and commissions	13,402	11,981	(1,421)
Net trading profits	(10,406)	(6,317)	4,088
Net other business income	97,042	88,481	(8,561)
Net gains (losses) on debt securities	11,894	17,662	5,768
General and administrative expenses	232,213	235,022	2,808
Personnel expenses	72,528	75,935	3,406
Non-personnel expenses	146,416	145,230	(1,185)
Taxes	13,268	13,856	588
Net business profits before provision for formula allowance for loan losses	356,540	286,939	(69,600)
Provision for formula allowance for loan losses (1)	695,674	—	(695,674)
Net business profits	1,052,214	286,939	(765,275)
Net non-recurring losses	(1,549,303)	(77,934)	1,471,369
Credit related costs (2)	(1,230,252)	(16,520)	1,213,732
Losses on loan charge-offs	(78,336)	(21,274)	57,062
Provision for specific allowance for loan losses	(1,003,164)	—	1,003,164
Losses on sales of loans to the Resolution and Collection Corporation	(3,975)	(1,221)	2,753
Provision for allowance for loans to specific foreign borrowers	539	—	(539)
Other credit related costs	(145,315)	5,976	151,291
Net gains (losses) on equity securities	(147,914)	8,493	156,407
Gains on sales of equity securities	110,314	26,376	(83,937)
Losses on sales of equity securities	(4,034)	(6,738)	(2,703)
Losses on write-down of equity securities	(254,194)	(11,145)	243,049
Other	(171,136)	(69,906)	101,229

Ordinary profit (loss)	(497,088)	209,005	706,094

Net special gains	47,091	317,934	270,842
Gains on loans charged-off (3)	23,253	39,546	16,292
Reversal of allowance for loan losses (4)	—	322,010	322,010
Losses on impairment of fixed assets	—	(7,092)	(7,092)
Expenses for the preparation of planned management integration	—	(36,774)	(36,774)
Income (Loss) before income taxes	(449,997)	526,939	976,936
Income taxes-current	568	18,396	17,828
Income taxes-deferred	178,930	109,780	(69,150)

Net income (loss)	(629,496)	398,762	1,028,259

Total credit costs (1)+(2)+(4)	(534,577)	305,490	840,068

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	(511,324)	345,036	856,360

Note: “Combined” means an aggregate on a non-consolidated of UFJ Bank Limited, UFJ Strategic Partner, Co., Ltd. (“UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”) after eliminating inter-company transactions.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

8. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the six months ended September 30,		Increase/ (Decrease)
	2005(A)	2004(B)	(A) – (B)
Total average interest rate on interest-earning assets (a)	1.64	1.46	0.17
Average interest rate on Loans and bills discounted	1.80	1.71	0.08
Average interest rate on Investment securities	1.29	0.98	0.30

Total average interest rate on interest-bearing liabilities (b)	1.16	0.99	0.17
Average interest rate on Deposits, NCD and Debentures	0.19	0.11	0.07
Average interest rate on external liabilities	0.96	1.10	(0.13)
Total average interest rate spread (a)-(b)	0.47	0.47	0.00

Average interest rate spread in domestic business segment:	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.32	1.30	0.01
Average interest rate on Loans and bills discounted	1.65	1.66	(0.00)
Average interest rate on Investment securities	0.78	0.67	0.10

Total average interest rate on interest-bearing liabilities (b)	0.76	0.73	0.03
Average interest rate on Deposits, NCD and Debentures	0.02	0.02	(0.00)
Average interest rate on external liabilities	0.13	0.18	(0.05)

Total average interest rate spread (a)-(b)	0.55	0.57	(0.02)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)

Debt securities being held to maturity	Amortized cost

Stocks of subsidiaries and affiliates	Cost

Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)

Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

    [Consolidated]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	(490)	(639)	(648)	239	729	149	167	17	158	223	64
Securities available for sale	442,818	203,132	90,371	627,628	184,809	239,686	393,149	153,462	352,447	490,152	137,704
Domestic equity securities	533,380	229,438	140,985	561,116	27,736	303,941	348,105	44,163	392,394	425,076	32,681
Domestic bonds	(55,431)	858	(39,620)	5,370	60,801	(56,290)	12,315	68,605	(15,811)	28,155	43,966
Other	(35,130)	(27,165)	(10,993)	61,141	96,271	(7,964)	32,728	40,693	(24,136)	36,919	61,055

Total	442,328	202,492	89,722	627,867	185,539	239,836	393,316	153,480	352,605	490,375	137,769

Domestic equity securities	533,380	229,438	140,985	561,116	27,736	303,941	348,105	44,163	392,394	425,076	32,681
Domestic bonds	(55,831)	458	(40,020)	5,411	61,242	(56,290)	12,315	68,605	(15,811)	28,155	43,966
Other	(35,220)	(27,404)	(11,242)	61,340	96,560	(7,815)	32,895	40,711	(23,977)	37,142	61,120

Note:

(*1)	“Negotiable certificates of deposit” in “Cash and due from banks” is included in the above figures in addition to “Investment securities”.
(*2)	“Securities available for sale” represents the difference between book value at the end of the fiscal term and cost as they are valued at market price at the end of fiscal term.
(*3)	Average market price during a month before the end of the fiscal term is used for valuation for the above equity securities, and market price at the end of the fiscal term is used for valuation for the others.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	—	—	—	—	—	—	—	—	—	—	—
Stocks of subsidiaries and affiliates	37,579	52,017	(1,768)	44,321	6,742	(14,437)	3,803	18,240	39,348	43,615	4,267
Securities available for sale	326,838	191,669	88,733	508,592	181,754	135,168	281,721	146,553	238,104	370,201	132,096
Domestic equity securities	418,738	218,841	138,994	445,184	26,445	199,897	239,798	39,900	279,744	309,250	29,506
Domestic bonds	(55,886)	1,368	(38,234)	4,336	60,222	(57,255)	10,476	67,731	(17,651)	25,959	43,610
Other	(36,014)	(28,540)	(12,025)	59,071	95,085	(7,473)	31,447	38,920	(23,988)	34,991	58,979

Total	364,417	243,687	86,965	552,914	188,496	120,730	285,524	164,794	277,452	413,816	136,363

Domestic equity securities	455,525	270,226	136,861	488,713	33,187	185,298	243,440	58,141	318,664	352,437	33,773
Domestic bonds	(55,886)	1,368	(38,234)	4,336	60,222	(57,255)	10,476	67,731	(17,651)	25,959	43,610
Other	(35,221)	(27,908)	(11,660)	59,864	95,085	(7,312)	31,608	38,920	(23,560)	35,419	58,979

Note:
(*1)	“Negotiable certificates of deposit” in “Cash and due from banks” is included in the above figures in addition to “Investment securities”.
(*2)	“Securities available for sale” represents the difference between book value at the end of the fiscal term and cost as they are valued at market price at the end of fiscal term.
(*3)	Average market price during a month before the end of the fiscal term is used for valuation for the above stocks and equity securities, and market price at the end of the fiscal term is used for valuation for the others.

    [Combined]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	—	—	—	—	—	—	—	—	—	—	—
Stocks of subsidiaries and affiliates	37,579	52,017	(1,768)	44,321	6,742	(14,437)	3,803	18,240	39,348	43,615	4,267
Securities available for sale	326,838	142,575	35,123	508,592	181,754	184,262	332,835	148,572	291,715	425,440	133,724
Domestic equity securities	418,738	169,749	85,384	445,184	26,445	248,989	290,909	41,920	333,354	364,488	31,134
Domestic bonds	(55,886)	1,366	(38,235)	4,336	60,222	(57,252)	10,478	67,731	(17,650)	25,960	43,610
Other	(36,014)	(28,540)	(12,025)	59,071	95,085	(7,473)	31,447	38,920	(23,988)	34,991	58,979

Total	364,417	194,592	33,354	552,914	188,496	169,825	336,638	166,813	331,063	469,055	137,992

Domestic equity securities	455,525	221,134	83,251	488,713	33,187	234,390	294,551	60,161	372,274	407,675	35,401
Domestic bonds	(55,886)	1,366	(38,235)	4,336	60,222	(57,252)	10,478	67,731	(17,650)	25,960	43,610
Other	(35,221)	(27,908)	(11,660)	59,864	95,085	(7,312)	31,608	38,920	(23,560)	35,419	58,979

Note:

(*1)	“Negotiable certificates of deposit” in “Cash and due from banks” is included in the above figures in addition to “Investment securities”.
(*2)	“Securities available for sale” represents the difference between book value at the end of the fiscal term and cost as they are valued at market price at the end of fiscal term.
(*3)	Average market price during a month before the end of the fiscal term is used for valuation for the above stocks and equity securities, and market price at the end of the fiscal term is used for valuation for the others.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
				(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	11.66%	1.62%	1.17%	10.03%	10.48%
		Tier 1 capital ratio	6.47%	1.34%	1.12%	5.12%	5.35%
(2)		Tier 1 capital	2,559.0	537.8	434.9	2,021.1	2,124.0
(3)		Tier 2 capital includable as qualifying capital	2,129.1	122.2	18.2	2,006.8	2,110.9
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	204.2	93.7	41.4	110.5	162.7
	ii)	The amount of land revaluation excess includable as qualifying capital	76.4	0.9	1.6	75.5	74.7
	iii)	Subordinated debt	1,354.4	(176.4)	(126.9)	1,530.9	1,481.4
(4)		Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	80.1	9.5	6.7	70.5	73.4
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,607.9	650.4	446.4	3,957.4	4,161.5
(7)		Risk-adjusted assets	39,513.8	94.6	(166.1)	39,419.1	39,680.0

[Non-Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
				(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	11.84%	1.41%	1.35%	10.42%	10.48%
		Tier 1 capital ratio	6.82%	1.42%	1.39%	5.40%	5.42%
(2)		Tier 1 capital	2,577.7	537.5	536.9	2,040.1	2,040.7
(3)		Tier 2 capital includable as qualifying capital	2,033.5	(6.6)	(7.2)	2,040.1	2,040.7
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	150.4	86.4	40.0	64.0	110.4
	ii)	The amount of land revaluation excess includable as qualifying capital	76.5	0.9	1.6	75.6	74.9
	iii)	Subordinated debt	1,334.4	(293.5)	(229.7)	1,628.0	1,564.2
(4)		Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)		Deductions from total qualifying capital	141.0	(2.3)	0.3	143.3	140.6
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,470.2	533.2	529.2	3,937.0	3,940.9
(7)		Risk-adjusted assets	37,755.1	(16.3)	166.0	37,771.4	37,589.0

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	26,094	(22,753)	733	48,847	25,361
Past due loans	651,563	(2,320,978)	(83,482)	2,972,542	735,045
Accruing loans contractually past due 3 months or more	3,726	(49,853)	(46,611)	53,579	50,338
Restructured loans	597,742	89,125	(159,150)	508,617	756,892

Total	1,279,126	(2,304,459)	(288,511)	3,583,586	1,567,638

Amount of direct reduction	611,466	(297,470)	(204,209)	908,936	815,675

Loans and bills discounted	34,213,030	(1,482,331)	467,513	35,695,361	33,745,516

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.07%	(0.06)%	0.00%	0.13%	0.07%
Past due loans	1.90%	(6.42)%	(0.27)%	8.32%	2.17%
Accruing loans contractually past due 3 months or more	0.01%	(0.13)%	(0.13)%	0.15%	0.14%
Restructured loans	1.74%	0.32%	(0.49)%	1.42%	2.24%

Total	3.73%	(6.30)%	(0.90)%	10.03%	4.64%

[Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	27,003	(27,091)	(205)	54,095	27,209
Past due loans	654,065	(2,346,757)	(85,154)	3,000,823	739,219
Accruing loans contractually past due 3 months or more	3,726	(49,853)	(46,611)	53,579	50,338
Restructured loans	598,024	80,486	(158,868)	517,538	756,892

Total	1,282,820	(2,343,216)	(290,839)	3,626,036	1,573,660

Amount of direct reduction	708,492	(447,483)	(290,977)	1,155,976	999,470

Loans and bills discounted	34,223,041	(1,525,881)	456,165	35,748,923	33,766,876

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.07%	(0.07)%	(0.00)%	0.15%	0.08%
Past due loans	1.91%	(6.48)%	(0.27)%	8.39%	2.18%
Accruing loans contractually past due 3 months or more	0.01%	(0.13)%	(0.13)%	0.14%	0.14%
Restructured loans	1.74%	0.29%	(0.49)%	1.44%	2.24%

Total	3.74%	(6.39)%	(0.91)%	10.14%	4.66%

Note: “Combined” means an aggregate on a non-consolidated of UFJ Bank Limited, UFJ Strategic Partner, Co., Ltd. (“UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”) after eliminating inter-company transactions.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

2.	Classification of Risk-Monitored Loans

Classification by geographic area

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	1,204,443	(2,171,488)	(295,438)	3,375,932	1,499,882
Overseas	74,682	(132,971)	6,927	207,654	67,755
Asia	24,021	(55,280)	3,066	79,302	20,954
Indonesia	1,049	(11,056)	(91)	12,105	1,140
Thailand	4,000	(1,943)	1,541	5,943	2,459
Hong Kong	12,608	(32,708)	1,326	45,317	11,282
Other	6,362	(9,573)	290	15,935	6,072
United States of America	19,465	(52,468)	2,407	71,934	17,058
Other	31,195	(25,222)	1,453	56,417	29,742

Total	1,279,126	(2,304,459)	(288,511)	3,583,586	1,567,638

Classification by type of industry of borrowers

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	1,204,443	(2,171,488)	(295,438)	3,375,932	1,499,882
Manufacturing	87,716	(77,141)	(37,398)	164,858	125,115
Construction	35,161	(133,389)	(157,204)	168,550	192,365
Wholesale and Retail	370,857	(682,472)	(64,208)	1,053,329	435,065
Banks and other financial institutions	17,815	(75,275)	(802)	93,091	18,618
Real estate	312,769	(876,325)	(54,094)	1,189,095	366,864
Services	190,071	(71,303)	1,701	261,375	188,370
Other industries	43,370	(252,381)	1	295,751	43,368
Consumer	146,679	(3,199)	16,566	149,879	130,113
Overseas	74,682	(132,971)	6,927	207,654	67,755
Banks and other financial institutions	—	(3,775)	—	3,775	—
Commercial and industrial	74,581	(120,563)	6,926	195,144	67,654
Other	101	(8,632)	0	8,733	100

Total	1,279,126	(2,304,459)	(288,511)	3,583,586	1,567,638

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

Classification by geographic area

[Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	1,208,137	(2,210,245)	(297,767)	3,418,382	1,505,904
Overseas	74,682	(132,971)	6,927	207,654	67,755
Asia	24,021	(55,280)	3,066	79,302	20,954
Indonesia	1,049	(11,056)	(91)	12,105	1,140
Thailand	4,000	(1,943)	1,541	5,943	2,459
Hong Kong	12,608	(32,708)	1,326	45,317	11,282
Other	6,362	(9,573)	290	15,935	6,072
United States of America	19,465	(52,468)	2,407	71,934	17,058
Other	31,195	(25,222)	1,453	56,417	29,742

Total	1,282,820	(2,343,216)	(290,839)	3,626,036	1,573,660

Classification by type of industry of borrowers

[Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	1,208,137	(2,210,245)	(297,767)	3,418,382	1,505,904
Manufacturing	87,908	(79,409)	(37,577)	167,317	125,485
Construction	35,215	(133,907)	(157,255)	169,122	192,470
Wholesale and Retail	371,408	(683,986)	(64,612)	1,055,394	436,020
Banks and other financial institutions	17,815	(75,353)	(803)	93,169	18,619
Real estate	315,515	(884,417)	(55,134)	1,199,932	370,650
Services	190,174	(96,638)	1,242	286,813	188,931
Other industries	43,397	(252,433)	(5)	295,830	43,402
Consumer	146,702	(4,097)	16,377	150,800	130,325
Overseas	74,682	(132,971)	6,927	207,654	67,755
Banks and other financial institutions	—	(3,775)	—	3,775	—
Commercial and industrial	74,581	(120,563)	6,926	195,144	67,654
Other	101	(8,632)	0	8,733	100

Total	1,282,820	(2,343,216)	(290,839)	3,626,036	1,573,660

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

3.	Allowance for Loan Losses

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	812,099	(1,084,453)	(477,546)	1,896,552	1,289,645
Formula allowance for loan losses	544,803	24,468	(375,045)	520,335	919,848
Specific allowance for loan losses	267,295	(1,106,817)	(100,815)	1,374,113	368,111
Allowance for loans to specific foreign borrowers	0	(2,103)	(1,685)	2,104	1,685
Reserve for financial assistance to specific borrowers	—	(101,209)	—	101,209	—

[Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	812,561	(1,109,210)	(479,419)	1,921,772	1,291,981
Formula allowance for loan losses	545,043	21,167	(375,011)	523,875	920,054
Specific allowance for loan losses	267,518	(1,128,274)	(102,722)	1,395,793	370,240
Allowance for loans to specific foreign borrowers	0	(2,103)	(1,685)	2,104	1,685

Reserve for financial assistance to specific borrowers	—	(101,209)	—	101,209	—

4.	Coverage Ratio against Risk-Monitored Loans

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	812,099	(1,084,453)	(477,546)	1,896,552	1,289,645
Risk-monitored loans (b)	1,279,126	(2,304,459)	(288,511)	3,583,586	1,567,638
Coverage ratio (a)/(b)	63.48%	10.56%	(18.77)%	52.92%	82.26%

[Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	812,561	(1,109,210)	(479,419)	1,921,772	1,291,981
Risk-monitored loans (b)	1,282,820	(2,343,216)	(290,839)	3,626,036	1,573,660
Coverage ratio (a)/(b)	63.34%	10.34%	(18.75)%	52.99%	82.10%

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

5.	Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	111,414	(106,669)	(49,529)	218,083	160,943
Claims under high risk	617,402	(2,365,030)	(38,489)	2,982,432	655,891
Claims under close observation	601,468	39,272	(205,762)	562,196	807,230

Total (1)	1,330,284	(2,432,427)	(293,780)	3,762,711	1,624,064

Normal claims	37,758,601	1,148,794	847,729	36,609,807	36,910,872

[Combined]

	(in millions of yen)
	As of September 30, 2005(A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004(B)	As of March 31, 2005(C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	110,270	(124,788)	(48,374)	235,058	158,644
Claims under high risk	617,750	(2,381,445)	(38,603)	2,999,195	656,353
Claims under close observation	601,750	30,633	(205,480)	571,117	807,230

Total (2)	1,329,770	(2,475,600)	(292,457)	3,805,370	1,622,227

Normal claims	37,764,681	1,143,806	838,110	36,620,875	36,926,571

Note: “Combined” means an aggregate on a non-consolidated of UFJ Bank Limited, UFJ Strategic Partner, Co., Ltd. (“UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”) after eliminating inter-company transactions.

6.	Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (3)	968,463	(1,836,853)	(270,132)	2,805,316	1,238,595
Allowance for loan losses	436,763	(1,099,880)	(231,357)	1,536,643	668,120
Reserve for financial assistance to specific borrowers	—	(101,209)	—	101,209	—
Collateral, guarantees, etc.	531,700	(635,763)	(38,774)	1,167,463	570,474
Secured coverage ratio (3)/(1)	72.80%	(1.75)%	(3.46)%	74.55%	76.26%

[Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (4)	967,746	(1,874,283)	(268,956)	2,842,029	1,236,702
Allowance for loan losses	434,618	(1,116,262)	(227,791)	1,550,880	662,409
Reserve for financial assistance to specific borrowers	—	(101,209)	—	101,209	—
Collateral, guarantees, etc.	533,128	(656,811)	(41,164)	1,189,939	574,292
Secured coverage ratio (4)/(2)	72.77%	(1.90)%	(3.45)%	74.68%	76.23%

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A) – (D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	111,414 [160,943	]	18,601 [27,064	]	— —	92,813 [133,879	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	617,402 [655,891	]	218,046 [308,093	]	— —	354,937 [240,864	]	83.07 [74.23	% %]	92.80 [83.70	% %]
Claims under close observation	601,468 [807,230	]	200,116 [332,962	]	— —	83,950 [195,731	]	38.66 [54.45	% %]	47.22 [65.49	% %]
Sub total (1)	1,330,284 [1,624,064	]	436,763 [668,120	]	— —	531,700 [570,474	]	54.69 [63.41	% %]	72.80 [76.26	% %]
Normal claims	37,758,601 [36,910,872	]
Total (2)	39,088,885 [38,534,936	]
Sub total (1) / Total (2)	3.40 [4.21	% %]

Note:	The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

[Combined]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	110,270 [158,644	]	16,149 [21,163	]	— —	94,121 [137,481	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	617,750 [656,353	]	218,231 [308,283	]	— —	355,057 [241,080	]	83.07 [74.24	% %]	92.80 [83.70	% %]
Claims under close observation	601,750 [807,230	]	200,238 [332,962	]	— —	83,950 [195,731	]	38.67 [54.45	% %]	47.22 [65.49	% %]
Sub total (1)	1,329,770 [1,622,227	]	434,618 [662,409	]	— —	533,128 [574,292	]	54.55 [63.21	% %]	72.77 [76.23	% %]
Normal claims	37,764,681 [36,926,571	]
Total (2)	39,094,451 [38,548,798	]
Sub total (1) / Total (2)	3.40 [4.20	% %]

Note:	The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

7.	Progress in the Disposal of Problem Assets [Combined]

(excluding claims under close observation)

Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	539.2	571.6	553.0	529.5	412.8	360.7	336.1	274.2	235.0	158.6	110.2	(48.3)
Claims under high risk	1,108.6	961.2	1,104.0	2,637.8	1,829.8	1,161.0	1,176.8	1,257.2	2,999.1	656.3	617.7	(38.6)

Total	1,647.9	1,532.9	1,657.0	3,167.3	2,242.7	1,521.7	1,513.0	1,531.4	3,234.2	814.9	728.0	(86.9)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) – (a)

Claims to bankrupt and substantially bankrupt debtors	539.2	416.1	327.6	248.6	173.6	91.3	66.8	41.9	26.2	14.0	10.8	(3.2)
Claims under high risk	1,108.6	618.5	465.4	350.7	254.5	95.8	72.5	39.5	27.2	19.4	12.9	(6.4)

Total	1,647.9	1,034.7	793.1	599.3	428.1	187.1	139.3	81.4	53.5	33.4	23.7	(9.6)

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

		(in billions of yen)
		As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors		155.4	157.2	147.2	77.0	26.5	22.0	12.3	7.7	1.6	1.3	(0.2)
Claims under high risk		342.6	219.8	140.9	109.0	43.1	23.2	9.9	6.8	5.6	3.9	(1.7)

Total		498.1	377.1	288.1	186.0	69.6	45.3	22.2	14.6	7.2	5.2	(2.0)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

			(in billions of yen)
			As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors			68.1	54.9	34.3	22.7	18.5	14.6	5.7	3.7	2.3	(1.4)
Claims under high risk			418.6	231.6	146.0	98.1	59.4	23.9	13.6	9.5	8.5	(1.0)

Total			486.8	286.5	180.4	120.8	78.0	38.6	19.4	13.3	10.8	(2.5)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

				(in billions of yen)
				As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors				78.7	82.0	63.9	103.4	67.2	38.5	9.5	6.4	(3.1)
Claims under high risk				1,914.6	1,118.5	487.5	122.9	82.9	45.6	31.0	21.7	(9.3)

Total				1,993.3	1,200.6	551.5	226.4	150.2	84.2	40.6	28.2	(12.4)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

					(in billions of yen)
					As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors					45.7	38.5	24.0	17.0	15.5	2.7	2.6	(0.1)
Claims under high risk					201.7	114.7	83.9	44.5	19.9	10.7	8.2	(2.5)

Total					247.4	153.2	107.9	61.6	35.5	13.5	10.8	(2.6)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

						(in billions of yen)
						As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors						117.7	29.6	26.7	15.8	5.1	3.3	(1.8)
Claims under high risk						321.5	172.0	68.2	34.3	15.7	11.2	(4.5)

Total						439.2	201.7	95.0	50.1	20.9	14.5	(6.3)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

							(in billions of yen)
							As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors							71.5	44.9	28.3	15.9	6.6	(9.2)
Claims under high risk							642.6	123.5	61.3	40.1	19.6	(20.4)

Total							714.2	168.4	89.7	56.0	26.3	(29.6)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

								(in billions of yen)
								As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors								49.2	33.1	26.9	15.6	(11.3)
Claims under high risk								864.5	317.9	41.0	20.9	(20.0)

Total								913.7	351.0	67.9	36.5	(31.4)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

									(in billions of yen)
									As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors									63.8	22.2	14.5	(7.7)
Claims under high risk									2,472.0	305.5	83.2	(222.2)

Total									2,535.9	327.7	97.8	(229.9)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

										(in billions of yen)
										As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors										56.6	19.0	(37.6)
Claims under high risk										177.3	79.9	(97.3)

Total										233.9	98.9	(135.0)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

												(in billions of yen)
												As of September 30, 2005

Claims to bankrupt and substantially bankrupt debtors												27.5
Claims under high risk												347.1

Total												374.6

Note: “Combined” means an aggregate on a non-consolidated of UFJ Bank, UFJ Strategic Partner, Co., Ltd. (“UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”) after eliminating inter-company transactions.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

Progress in the disposal of problem assets

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	14.0	10.8		(3.2)
Claims under high risk	19.4	12.9		(6.4)

Total	33.4	23.7	(A)	(9.6	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	3.4
Re-constructive disposition	0.3
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	48.6
Charge-off	(50.5)
Other	7.8
Collection of claims	6.8
Improvements in financial status	1.0

Total	9.6	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	8.0
Entrust through the managed trust method to the Resolution and Collection Corporation	2.2

Total	11.2

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	1.6	1.3		(0.2)
Claims under high risk	5.6	3.9		(1.7)

Total	7.2	5.2	(C)	(2.0	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	20.4
Charge-off	(19.8)
Other	1.3
Collection of claims	1.3
Improvements in financial status	0.0

Total	2.0	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.9

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	3.7	2.3		(1.4)
Claims under high risk	9.5	8.5		(1.0)

Total	13.3	10.8	(E)	(2.5	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	20.6
Re-constructive disposition	1.8
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	33.9
Charge-off	(55.5)
Other	1.6
Collection of claims	1.1
Improvements in financial status	0.4

Total	2.5	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.0

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	9.5	6.4		(3.1)
Claims under high risk	31.0	21.7		(9.3)

Total	40.6	28.2	(G)	(12.4	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	7.6
Re-constructive disposition	8.9
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	17.8
Charge-off	(31.6)
Other	9.6
Collection of claims	6.4
Improvements in financial status	3.2

Total	12.4	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.0

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	2.7	2.6		(0.1)
Claims under high risk	10.7	8.2		(2.5)

Total	13.5	10.8	(I)	(2.6	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	7.0
Re-constructive disposition	0.6
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	13.1
Charge-off	(19.6)
Other	1.5
Collection of claims	0.3
Improvements in financial status	1.2

Total	2.6	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.4

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.1	3.3		(1.8)
Claims under high risk	15.7	11.2		(4.5)

Total	20.9	14.5	(K)	(6.3	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	11.4
Charge-off	(8.9)
Other	3.7
Collection of claims	0.8
Improvements in financial status	2.8

Total	6.3	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	1.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.8

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	15.9	6.6		(9.2)
Claims under high risk	40.1	19.6		(20.4)

Total	56.0	26.3	(M)	(29.6	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.8
Re-constructive disposition	1.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	22.7
Charge-off	(22.5)
Other	27.1
Collection of claims	9.2
Improvements in financial status	17.9

Total	29.6	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	2.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.2

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	26.9	15.6		(11.3)
Claims under high risk	41.0	20.9		(20.0)

Total	67.9	36.5	(O)	(31.4	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.4
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	26.7
Charge-off	(20.1)
Other	24.3
Collection of claims	20.2
Improvements in financial status	4.0

Total	31.4	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	2.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.9

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	22.2	14.5		(7.7)
Claims under high risk	305.5	83.2		(222.2)

Total	327.7	97.8	(Q)	(229.9	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	35.6
Re-constructive disposition	96.7
Improvements in financial status due to re-constructive disposition	92.6
Loan sales to secondary market	17.3
Charge-off	(48.1)
Other	35.5
Collection of claims	27.9
Improvements in financial status	7.6

Total	229.9	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	4.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.7

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	56.6	19.0		(37.6)
Claims under high risk	177.3	79.9		(97.3)

Total	233.9	98.9	(S)	(135.0	)(T)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.3
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	30.6
Charge-off	14.4
Other	89.4
Collection of claims	76.0
Improvements in financial status	13.3

Total	135.0	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	6.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.7
Entrust through the managed trust method to the Resolution and Collection Corporation	0.0

Total	11.7

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)
	As of September 30, 2005
Claims to bankrupt and substantially bankrupt debtors	27.5
Claims under high risk	347.1

Total	374.6	(U)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	7.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	9.4
Entrust through the managed trust method to the Resolution and Collection Corporation	0.8

Total	17.8

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

8.	Classification of Loans by Type of Industry

(1)	Loans by type of industry [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	32,356,095	(1,248,698)	423,686	33,604,793	31,932,408
Manufacturing	3,521,488	(152,543)	(141,247)	3,674,031	3,662,735
Agriculture	11,160	3,043	947	8,117	10,213
Forestry	12,609	(5,892)	(5,879)	18,501	18,488
Fishery	2,876	(173)	(94)	3,049	2,970
Mining	11,782	(24,249)	(16,778)	36,031	28,560
Construction	886,540	(103,922)	(150,345)	990,462	1,036,885
Utilities	120,343	33,128	20,108	87,215	100,235
Media and Communication	426,490	14,446	(2,434)	412,044	428,924
Wholesale and Retail	3,945,160	(392,276)	(90,067)	4,337,436	4,035,227
Banks and other financial institutions	2,842,175	(11,801)	40,262	2,853,976	2,801,913
Real estate	4,768,528	(1,142,528)	(354,928)	5,911,056	5,123,456
Services	2,916,680	(265,585)	(129,324)	3,182,265	3,046,004
Municipal government	692,757	61,302	(14,193)	631,455	706,950
Other industries	12,197,507	738,351	1,267,658	11,459,155	10,929,848

Overseas offices and loans booked at offshore markets	1,856,935	(233,633)	43,827	2,090,568	1,813,107

Total	34,213,030	(1,482,331)	467,513	35,695,361	33,745,516

(2)	Domestic consumer loans [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	10,711,141	258,564	160,337	10,452,577	10,550,804
Housing loans	9,701,928	376,715	219,313	9,325,213	9,482,615
Others	1,009,212	(118,151)	(58,976)	1,127,364	1,068,189

(3)	Domestic loans to small/medium-sized companies and individual clients [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small/medium-sized companies and individual clients	23,073,339	(781,263)	(227,902)	23,854,602	23,301,241
Percentage to total domestic loans	71.31%	0.32%	(1.65)%	70.98%	72.97%

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

(4)	Loans by type of industry [Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	32,366,106	(1,292,248)	412,337	33,658,354	31,953,768
Manufacturing	3,521,679	(155,508)	(141,426)	3,677,187	3,663,105
Agriculture	11,160	3,017	947	8,143	10,213
Forestry	12,609	(5,892)	(5,879)	18,501	18,488
Fishery	2,876	(173)	(94)	3,049	2,970
Mining	11,782	(24,249)	(16,778)	36,031	28,560
Construction	886,803	(104,555)	(150,403)	991,358	1,037,206
Utilities	120,343	33,128	20,108	87,215	100,235
Media and Communication	426,490	14,445	(2,435)	412,045	428,925
Wholesale and Retail	3,945,926	(394,056)	(90,692)	4,339,982	4,036,618
Banks and other financial institutions	2,842,175	(11,880)	40,260	2,854,055	2,801,915
Real estate	4,776,991	(1,153,504)	(357,857)	5,930,495	5,134,848
Services	2,916,806	(291,753)	(136,679)	3,208,559	3,053,485
Municipal government	692,757	61,302	(14,193)	631,455	706,950
Other industries	12,197,709	737,429	1,267,458	11,460,279	10,930,250

Overseas offices and loans booked at offshore markets	1,856,935	(233,633)	43,827	2,090,568	1,813,107

Total	34,223,041	(1,525,881)	456,165	35,748,923	33,766,876

(5)	Domestic consumer loans [Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	10,712,254	256,670	160,311	10,455,584	10,551,943
Housing loans	9,701,928	376,147	219,313	9,325,780	9,482,615
Others	1,010,326	(119,477)	(59,001)	1,129,803	1,069,328

(6)	Domestic loans to small/medium-sized companies and individual clients [Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small/medium-sized companies and individual clients	23,082,988	(822,188)	(238,883)	23,905,176	23,321,871
Percentage to total domestic loans	71.31%	0.29%	(1.66)%	71.02%	72.98%

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

9.	Loans and Deposits

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	46,475,651	(172,305)	(427,234)	46,647,956	46,902,886
Deposits (average balance)	46,170,646	(852,071)	(209,643)	47,022,718	46,380,290
Loans (ending balance)	34,213,030	(1,482,331)	467,513	35,695,361	33,745,516
Loans (average balance)	33,394,436	(3,481,163)	(2,502,465)	36,875,599	35,896,901

[Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	46,475,651	(172,305)	(427,234)	46,647,956	46,902,886
Deposits (average balance)	46,170,646	(852,071)	(209,643)	47,022,718	46,380,290
Loans (ending balance)	34,223,041	(1,525,881)	456,165	35,748,923	33,766,876
Loans (average balance)	33,412,435	(3,539,721)	(2,546,679)	36,952,157	35,959,114

10.	Domestic Deposits

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Individuals	23,987,669	(31,318)	268,599	24,018,987	23,719,070
Corporations and others	20,093,730	504,633	(391,314)	19,589,097	20,485,044
Domestic deposits	44,081,399	473,315	(122,715)	43,608,084	44,204,114

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

[Combined]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Individuals	23,987,669	(31,318)	268,599	24,018,987	23,719,070
Corporations and others	20,093,730	504,633	(391,314)	19,589,097	20,485,044
Domestic deposits	44,081,399	473,315	(122,715)	43,608,084	44,204,114

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

11.	Number of Employees [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Number of Employees	17,314	(413)	214	17,727	17,100

12.	Number of Offices [Non-Consolidated]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	444	3	2	441	442
Head office and Branches	366	—	—	366	366
Sub-branches and Agencies	78	3	2	75	76
Overseas	26	—	—	26	26
Branches	18	—	—	18	18
Sub-branches	5	—	—	5	5
Representative offices	3	—	—	3	3

Total	470	3	2	467	468

Note:	Domestic offices do not include the offices whose main activity is exchange of money.

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

13.	Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	As of September 30, 2005	vs. as of March 31, 2005
Deferred tax assets	994.1	(126.1)
Allowance for loan losses	483.1	(241.5)
Write-down of investment securities	177.9	(86.2)
Net operating loss carry forwards	983.1	108.1
Reserve for employees’ retirement benefits	28.5	0.5
Unrealized losses on securities available for sale	—	—
Other	260.8	18.5
Valuation allowance	939.4	(74.4)
Deferred tax liabilities	200.7	34.3
Gains on placing trust for retirement benefits	37.8	(0.8)
Unrealized gains on securities available for sale	135.9	36.2
Other	26.9	(0.9)
Net deferred tax assets	793.3	(160.5)
[Consolidated]
Net deferred tax assets	826.2	(133.2)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]

(in billions of yen)
Interim FY 2005
Net business profits before credit costs	321.0
Credit related costs	(300.2)
Income before income taxes	557.4
Reconciliation to taxable income	(753.1)
Taxable income	(195.6)

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]

	(in billions of yen)
	FY 2000	FY 2001	FY 2002	FY 2003	FY 2004
Net business profits before credit costs	523.9	589.5	676.8	703.3	677.1
Credit related costs	1,026.4	1,744.2	756.8	1,224.7	766.8
Income before income taxes	(272.8)	(1,380.9)	(545.9)	(325.1)	(398.5)
Reconciliation to taxable income	260.4	1,517.2	(1,051.5)	693.7	(411.6)
Taxable income	(12.4)	136.2	(1,597.5)	368.5	(810.1)

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “4” described above since we recorded material net operating loss carryforwards as of September 30, 2005. However, since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets as of September 30, 2005 (Assumptions)

(in billions of yen)
Five year total (2005 2nd half to 2010 1st half)
Net business profits (basis of realizability determination)	2,982.8
Income before income taxes (basis of realizability determination)	1,936.6
Taxable income before adjustments (basis of realizability determination) (*1)	2,445.5
Temporary difference + net operating loss carry forwards (for which deferred tax assets shall be recognized)	2,445.5
Deferred tax assets as of September 30, 2005 (*2)	994.1
(*1)	Before reversals of existing deductible temporary differences and net operating loss carry forwards
(*2)	Temporary difference + net operating loss carry forwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

Mitsubishi UFJ Financial Group, Inc.

(UFJ Bank Limited)

14.	Employees’ Retirement Benefits [Non-Consolidated]

Benefit obligation

        [Non-Consolidated]

		(in millions of yen)
		As of September 30, 2005
Projected benefits obligation at beginning of the period	(A-B+C+D+G)	594,673
Fair value of plan assets at beginning of the period	(A)	646,518
Prepaid pension cost at beginning of the period	(B)	236,625
Reserve for employees’ retirement benefits at beginning of the period	(C)	—
Unrecognized prior service cost at beginning of the period	(D)	(29,037)
Amortization for the current period (Amortization period: 11 to 13 years)	(E)	(1,538)
Unrecognized prior service cost at end of the interim period	(F)	(27,499)
Unrecognized net actuarial loss at beginning of the period	(G)	213,818
Amortization for the current period (Amortization period: 10 to 13 years)	(H)	13,293
Unrecognized net actuarial loss at end of the interim period	(I)	200,524

Net amount unrecognized at beginning of the period	(J)=(D+G)	184,780
Net amount amortized for the current period	(K)=(E+H)	11,755
Net amount unrecognized at end of the interim period	(L)=(J-K)	173,024

Note : Discount rate is 2.1%.

Selected Interim Financial Information under Japanese GAAP For the Fiscal Year Ending March 31, 2006

Mitsubishi UFJ Trust and Banking Corporation

(The Mitsubishi Trust and Banking Corporation)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

[Contents]

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

1. Consolidated Balance Sheets		96

2. Consolidated Statements of Operations		97

3. Consolidated Statements of Capital Surplus and Retained Earnings		98

4. Non-Consolidated Balance Sheets		99

5. Non-Consolidated Statements of Operations		100

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		101

	[Consolidated]

7. Comparison of Statement of Trust Assets and Liabilities	[Non-Consolidated], [Trust]	102

8. Financial Results	[Consolidated], [Non-Consolidated]	105

9. Average Interest Rate Spread	[Non-Consolidated]	107

10. Valuation Differences on Securities	[Consolidated], [Non-Consolidated]	107

	[Trust]

11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	108

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Non-Consolidated], [Trust]	109

	[Non-Consolidated and Trust], [Consolidated and Trust]

2. Classification of Risk-Monitored Loans	[Consolidated and Trust]	111

3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated], [Trust]	112

4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	112

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated], [Trust]	113

	[Non-Consolidated and Trust]

6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated], [Trust]	114

	[Non-Consolidated and Trust]

7. Progress in the Disposal of Problem Assets	[Non-Consolidated and Trust]	116

8. Classification of Loans by Type of Industry	[Non-Consolidated], [Trust]	119

	[Non-Consolidated and Trust]

9. Loans and Deposits	[Non-Consolidated]	122

10. Domestic Deposits	[Non-Consolidated]	122

11. Number of Employees	[Non-Consolidated]	122

12. Number of Offices	[Non-Consolidated]	122

13. Status of Deferred Tax Assets	[Non-Consolidated]	123

14. Employees’ Retirement Benefits	[Non-Consolidated]	124

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2006

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)	2005 (C)	(A) - (C)
Assets:
Cash and due from banks	1,113,547	869,083	244,463	1,204,596	(91,049)
Call loans and bills bought	587,631	210,627	377,004	357,304	230,326
Receivables under securities borrowing transactions	828,513	964,561	(136,048)	814,441	14,071
Commercial paper and other debt purchased	90,438	62,708	27,730	83,857	6,581
Trading assets	298,892	319,373	(20,480)	336,860	(37,968)
Money held in trust	13,408	6,880	6,528	7,001	6,406
Investment securities	4,629,874	6,814,258	(2,184,383)	5,115,944	(486,070)
Allowance for losses on investment securities	(26)	(19)	(7)	(23)	(3)
Loans and bills discounted	8,314,666	8,660,203	(345,536)	8,296,166	18,500
Foreign exchanges	9,787	9,946	(159)	6,356	3,430
Other assets	603,358	546,230	57,128	552,919	50,439
Premises and equipment	157,577	162,651	(5,074)	158,306	(729)
Deferred tax assets	59,471	210,875	(151,404)	146,795	(87,323)
Customers’ liabilities for acceptances and guarantees	176,854	216,561	(39,707)	210,084	(33,230)
Allowance for loan losses	(140,581)	(192,674)	52,093	(162,574)	21,992

Total assets	16,743,413	18,861,266	(2,117,853)	17,128,040	(384,626)

Liabilities:
Deposits	9,986,771	10,506,179	(519,408)	10,242,491	(255,720)
Negotiable certificates of deposit	1,375,115	1,348,808	26,307	1,150,244	224,870
Call money and bills sold	383,540	907,398	(523,858)	628,370	(244,830)
Payables under repurchase agreements	93,467	653,132	(559,664)	273,129	(179,662)
Payables under securities lending transactions	1,077,493	1,472,245	(394,752)	854,286	223,206
Commercial paper	—	323,600	(323,600)	145,500	(145,500)
Trading liabilities	52,457	63,110	(10,652)	47,642	4,814
Borrowed money	194,312	212,540	(18,228)	206,760	(12,448)
Foreign exchanges	189	3,908	(3,718)	533	(343)
Short-term corporate bonds	140,800	71,300	69,500	286,000	(145,200)
Bonds and notes	382,500	402,199	(19,699)	396,500	(14,000)
Due to trust account	1,410,842	1,367,460	43,381	1,231,315	179,527
Other liabilities	306,778	370,684	(63,906)	410,093	(103,315)
Reserve for employees’ bonuses	3,705	3,741	(36)	3,936	(231)
Reserve for employees’ retirement benefits	1,180	1,302	(121)	1,144	36
Reserve for expenses related to EXPO 2005 Japan	123	80	42	101	21
Deferred tax liabilities	532	—	532	300	232
Deferred tax liabilities on land revaluation excess	8,064	8,425	(361)	8,303	(238)
Acceptances and guarantees	176,854	216,561	(39,707)	210,084	(33,230)

Total liabilities	15,594,728	17,932,681	(2,337,952)	16,096,739	(502,011)

Minority interest	5,884	4,376	1,507	5,086	797

Shareholder’s equity:
Capital stock	324,279	324,279	—	324,279	—
Capital surplus	274,752	274,752	—	274,752	—
Retained earnings	332,235	221,592	110,643	292,769	39,466
Land revaluation excess	(8,218)	(9,351)	1,132	(9,526)	1,308
Unrealized gains on securities available for sale	224,622	119,713	104,909	149,139	75,482
Foreign currency translation adjustments	(4,869)	(6,776)	1,907	(5,199)	330

Total shareholder’s equity	1,142,800	924,208	218,592	1,026,213	116,587

Total liabilities, minority interest and shareholder’s equity	16,743,413	18,861,266	(2,117,853)	17,128,040	(384,626)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Ordinary income:
Trust fees	31,475	37,573	(6,097)	83,890
Interest income:	117,335	131,221	(13,886)	263,360
(Interest on loans and discounts)	47,442	48,663	(1,221)	97,552
(Interest and dividends on securities)	47,762	62,687	(14,924)	121,055
Fees and commissions	50,772	36,239	14,533	84,432
Trading profits	1,243	4,554	(3,311)	7,124
Other business income	39,889	22,928	16,960	39,748
Other ordinary income	6,063	10,176	(4,112)	40,425

Total ordinary income	246,778	242,692	4,085	518,982

Ordinary expenses:
Interest expense:	50,639	38,515	12,123	90,026
(Interest on deposits)	26,477	18,375	8,101	40,562
Fees and commissions	5,503	5,408	94	10,859
Trading losses	6,154	—	6,154	—
Other business expenses	18,118	25,982	(7,864)	43,915
General and administrative expenses	81,781	82,864	(1,083)	158,752
Other ordinary expenses	19,994	27,945	(7,950)	68,358

Total ordinary expenses	182,191	180,717	1,474	371,912

Ordinary profit	64,587	61,975	2,611	147,070

Special gains	24,319	8,929	15,389	40,816
Special losses	474	3,955	(3,481)	7,215

Income before income taxes and others	88,432	66,949	21,482	180,671

Income taxes-current	(1,588)	13,423	(15,011)	2,947
Income taxes-deferred	34,881	22,035	12,846	66,925
Minority interest	712	387	325	1,164

Net income	54,426	31,103	23,322	109,633

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Balance of capital surplus at beginning of fiscal year	274,752	274,752	—	274,752

Balance of capital surplus at end of (interim) fiscal year	274,752	274,752	—	274,752

Balance of retained earnings at beginning of fiscal year	292,769	216,076	76,692	216,076
Increase:	54,503	31,103	23,399	109,829
Net income	54,426	31,103	23,322	109,633
Decrease in company accounted for by the equity method	76	—	76	—
Decrease in consolidated subsidiaries	—	—	—	195
Decrease:	(15,036)	(25,587)	10,551	(33,136)
Cash dividends	(13,964)	(25,350)	11,385	(33,074)
Reduction in land revaluation excess	(1,071)	(237)	(834)	(62)

Balance of retained earnings at end of (interim) fiscal year	332,235	221,592	110,643	292,769

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

(in millions of yen)	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
	2005 (A)	2004 (B)	(A) - (B)	2005 (C)	(A) - (C)
Assets:
Cash and due from banks	1,039,822	778,413	261,408	1,115,757	(75,935)
Call loans	587,631	210,522	377,109	357,304	230,326
Receivables under securities borrowing transactions	250,273	505,169	(254,895)	353,760	(103,487)
Commercial paper and other debt purchased	90,438	61,702	28,736	83,857	6,581
Trading assets	298,471	319,373	(20,902)	336,860	(38,389)
Money held in trust	13,408	6,880	6,528	7,001	6,406
Investment securities	4,623,937	6,817,581	(2,193,644)	5,111,660	(487,723)
Allowance for losses on investment securities	(26)	(19)	(7)	(23)	(3)
Loans and bills discounted	8,331,950	8,646,843	(314,893)	8,302,598	29,351
Foreign exchanges	9,787	9,946	(159)	6,356	3,430
Other assets	595,357	540,850	54,506	547,181	48,175
Premises and equipment	133,322	138,580	(5,258)	134,158	(836)
Deferred tax assets	58,286	209,530	(151,243)	145,614	(87,328)
Customers’ liabilities for acceptances and guarantees	184,717	218,638	(33,921)	195,520	(10,803)
Allowance for loan losses	(140,188)	(191,947)	51,759	(161,977)	21,789

Total assets	16,077,187	18,272,064	(2,194,877)	16,535,633	(458,445)

Liabilities:
Deposits	9,955,942	10,466,006	(510,064)	10,212,521	(256,579)
Negotiable certificates of deposit	1,375,115	1,348,808	26,307	1,150,244	224,870
Call money	116,640	291,598	(174,958)	98,370	18,269
Payables under repurchase agreements	93,467	653,132	(559,664)	273,129	(179,662)
Payables under securities lending transactions	499,037	1,004,154	(505,116)	393,209	105,828
Bills sold	266,900	615,800	(348,900)	530,000	(263,100)
Commercial paper	—	323,600	(323,600)	145,500	(145,500)
Trading liabilities	52,457	63,100	(10,642)	47,642	4,814
Borrowed money	235,815	308,160	(72,344)	298,998	(63,182)
Foreign exchanges	235	3,909	(3,674)	538	(303)
Short-term corporate bonds	140,800	71,300	69,500	286,000	(145,200)
Bonds and notes	339,500	283,800	55,700	303,800	35,700
Due to trust account	1,410,842	1,367,460	43,381	1,231,315	179,527
Other liabilities	269,702	326,926	(57,224)	347,823	(78,120)
Reserve for employees’ bonuses	2,754	2,975	(221)	3,087	(333)
Reserve for employees’ retirement benefits	—	187	(187)	—	—
Reserve for expenses related to EXPO 2005 Japan	123	80	42	101	21
Deferred tax liabilities on land revaluation excess	6,122	6,480	(357)	6,360	(237)
Acceptances and guarantees	184,717	218,638	(33,921)	195,520	(10,803)

Total liabilities	14,950,174	17,356,120	(2,405,946)	15,524,165	(573,990)

Shareholder’s equity:
Capital stock	324,279	324,279	—	324,279	—
Capital surplus:	274,752	274,752	—	274,752	—
Capital reserve	274,752	274,752	—	274,752	—
Retained earnings:	312,193	206,862	105,331	273,298	38,894
Revenue reserve	49,526	49,526	—	49,526	—
Voluntary reserves	189,206	109,206	79,999	109,206	79,999
Unappropriated profit:	73,460	48,128	25,332	114,565	(41,104)
Net income	53,932	30,181	23,750	104,171	(50,238)
Land revaluation excess	(7,936)	(9,074)	1,137	(9,246)	1,309
Unrealized gains on securities available for sale	223,724	119,125	104,599	148,384	75,340

Total shareholder’s equity	1,127,012	915,944	211,068	1,011,467	115,544

Total liabilities and shareholder’s equity	16,077,187	18,272,064	(2,194,877)	16,535,633	(458,445)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Ordinary income:
Trust fees	31,475	37,573	(6,097)	83,890
Interest income:	111,096	123,940	(12,844)	244,799
(Interest on loans and discounts)	46,871	47,887	(1,015)	96,103
(Interest and dividends on securities)	47,375	62,423	(15,048)	120,864
Fees and commissions	44,614	30,644	13,970	73,812
Trading profits	120	3,637	(3,516)	5,326
Other business income	39,471	22,747	16,723	39,360
Other ordinary income	5,351	9,248	(3,897)	38,669

Total ordinary income	232,129	227,791	4,337	485,857

Ordinary expenses:
Interest expense:	45,810	33,042	12,767	74,671
(Interest on deposits)	25,867	18,324	7,543	39,961
Fees and commissions	5,488	5,649	(161)	11,220
Trading losses	6,154	—	6,154	—
Other business expenses	17,308	24,863	(7,555)	40,626
General and administrative expenses	76,132	77,731	(1,598)	148,940
Other ordinary expenses	17,959	26,875	(8,915)	72,946

Total ordinary expenses	168,854	168,162	691	348,405

Ordinary profit	63,275	59,628	3,646	137,452

Special gains	23,951	8,674	15,277	40,091
Special losses	431	3,790	(3,359)	7,009

Income before income taxes and others	86,794	64,511	22,283	170,534

Income taxes-current	(2,776)	12,313	(15,089)	623
Income taxes-deferred	35,638	22,016	13,621	65,739

Net income	53,932	30,181	23,750	104,171

Unappropriated retained earnings brought forward	20,600	18,275	2,325	18,275
Reduction in land revaluation excess	(1,072)	(328)	(744)	(157)
Interim dividends	—	—	—	7,723
Unappropriated retained earnings	73,460	48,128	25,332	114,565

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Notional principal or contract amount	Market value
Interest rate futures	—	—
Interest rate swaps	6,548.6	(7.9)
Currency swaps	876.6	(11.0)
Other interest rate-related transactions	—	—
Others	—	—

Total		(18.9)

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	2,174.3	3,210.8	140.0	5,525.2
Receive-floater/pay-fix	189.7	526.3	307.3	1,023.3

Total	2,364.0	3,737.2	447.3	6,548.6

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) - (B)
Interest rate futures	—	—	—
Interest rate swaps	27.0	35.7	(8.6)
Currency swaps	0.5	0.4	0.1
Other interest rate-related transactions	—	0.0	(0.0)
Others	—	—	—

Total	27.6	36.2	(8.6)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2005 are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

7. Comparison of Statement of Trust Assets and Liabilities

(1) Comparison of Statement of Trust Assets and Liabilities

The Mitsubishi Trust and Banking Corporation

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)	2005 (C)	(A) - (C)
Assets:
Loans and bills discounted	283,196	651,019	(367,822)	567,621	(284,424)
Securities	6,122,576	6,158,900	(36,324)	7,131,009	(1,008,433)
Beneficiary rights to the trust	12,118,095	10,617,286	1,500,809	11,358,314	759,780
Securities held in custody accounts	1,572	4,186,647	(4,185,074)	2,750,845	(2,749,273)
Money claims	5,167,774	3,986,427	1,181,347	4,482,908	684,865
Premises and equipment	2,905,224	2,518,697	386,527	2,780,985	124,239
Surface rights	2,752	548	2,203	2,752	—
Lease rights	31,182	23,608	7,573	31,182	—
Other claims	74,488	1,653,445	(1,578,956)	1,359,267	(1,284,778)
Call loans	70,292	124,388	(54,095)	120,002	(49,710)
Due from banking account	1,410,842	1,367,460	43,381	1,231,315	179,527
Cash and due from banks	181,573	1,627,434	(1,445,861)	1,159,837	(978,264)

Total assets	28,369,570	32,915,863	(4,546,292)	32,976,043	(4,606,472)

Liabilities:
Money trusts	7,269,194	7,516,676	(247,481)	8,328,427	(1,059,232)
Pension trusts	65,895	74,923	(9,027)	58,008	7,886
Property formation benefit trusts	12,215	12,724	(509)	12,566	(351)
Loan trusts	428,800	673,111	(244,311)	545,117	(116,316)
Investment trusts	11,814,114	10,360,938	1,453,176	11,053,111	761,002
Money entrusted other than money trusts	133,679	204,178	(70,499)	221,621	(87,942)
Securities trusts	1,572	7,326,192	(7,324,620)	5,138,658	(5,137,086)
Money claim trusts	5,492,967	4,016,779	1,476,188	4,588,641	904,326
Land and fixtures trusts	90,419	101,694	(11,274)	98,411	(7,991)
Other trusts	3,060,710	2,628,644	432,066	2,931,477	129,233

Total liabilities	28,369,570	32,915,863	(4,546,292)	32,976,043	(4,606,472)

Note:

Joint trust assets under the management of other companies	as of September 30, 2005 : 31,281,542 millions of yen
as of September 30, 2004 : 28,666,467 millions of yen
as of March 31, 2005 : 29,447,123 millions of yen

<Reference>

Of the joint trust assets the management of other companies mentioned above Note, the balance at the end of the business period of fiscal year includes the trust assets which were entrusted to Mitsubishi UFJ Trust and Banking Corporation (Former : The Mitsubishi Trust and Banking Corporation) and Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship). The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is given on the next page.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)	2005 (C)	(A) - (C)
Assets:
Loans and bills discounted	283,196	651,019	(367,822)	567,621	(284,424)
Securities	27,302,245	24,861,173	2,441,072	26,477,753	824,492
Beneficiary rights to the trust	13,244,334	11,654,288	1,590,046	12,233,993	1,010,341
Securities held in custody accounts	921,447	4,231,291	(3,309,844)	2,798,335	(1,876,887)
Money claims	5,250,495	4,038,827	1,211,667	4,552,261	698,233
Premises and equipment	2,905,224	2,518,697	386,527	2,780,985	124,239
Surface rights	2,752	548	2,203	2,752	—
Lease rights	31,182	23,608	7,573	31,182	—
Other claims	1,253,897	2,180,063	(926,166)	2,312,741	(1,058,844)
Call loans	1,038,020	1,042,955	(4,934)	969,813	68,206
Due from banking account	1,690,774	1,621,085	69,688	2,342,436	(651,662)
Cash and due from banks	754,225	2,549,834	(1,795,609)	2,071,320	(1,317,095)

Total assets	54,677,796	55,373,392	(695,595)	57,141,197	(2,463,401)

Liabilities:
Money trusts	19,431,293	17,593,514	1,837,778	20,050,317	(619,023)
Pension trusts	8,564,456	8,177,076	387,380	8,215,110	349,346
Property formation benefit trusts	12,215	12,724	(509)	12,566	(351)
Loan trusts	428,800	673,111	(244,311)	545,117	(116,316)
Investment trusts	11,814,114	10,360,938	1,453,176	11,053,111	761,002
Money entrusted other than money trusts	2,203,965	2,037,510	166,454	2,013,298	190,667
Securities trusts	1,159,025	7,370,837	(6,211,812)	5,186,148	(4,027,122)
Money claim trusts	5,492,967	4,016,779	1,476,188	4,588,641	904,326
Land and fixtures trusts	90,419	101,694	(11,274)	98,411	(7,991)
Other trusts	5,480,537	5,029,205	451,332	5,378,475	102,062

Total liabilities	54,677,796	55,373,392	(695,595)	57,141,197	(2,463,401)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(2) Supplemental Data (As of September 30, 2005)

The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

Money trusts (Jointly operated designated money in trust)

(in millions of yen)
Assets:
Loans and bills discounted	155,386
Securities	248,364
Other	557,935

Total	961,687

Liabilities:
Principal	960,789
Allowance for bad debts	465
Other	431

Total	961,687

Loan trusts

(in millions of yen)
Assets:
Loans and bills discounted	43,047
Securities	—
Other	692,255

Total	735,303

Liabilities:
Principal	726,928
Special internal reserves	4,090
Other	4,284

Total	735,303

(3) Financial Highlights [Non-Consolidated]

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)	2005 (C)	(A) - (C)
Total funds	39,767,824	38,271,242	1,496,581	40,185,878	(418,054)
Deposits	9,955,942	10,466,006	(510,064)	10,212,521	(256,579)
Negotiable certificates of deposit	1,375,115	1,348,808	26,307	1,150,244	224,870
Money trusts	19,431,293	17,593,514	1,837,778	20,050,317	(619,023)
Pension trusts	8,564,456	8,177,076	387,380	8,215,110	349,346
Property formation benefit trusts	12,215	12,724	(509)	12,566	(351)
Loan trusts	428,800	673,111	(244,311)	545,117	(116,316)

Loans and bills discounted	8,615,146	9,297,862	(682,716)	8,870,219	(255,072)
Banking account	8,331,950	8,646,843	(314,893)	8,302,598	29,351
Trust account	283,196	651,019	(367,822)	567,621	(284,424)

Investment securities	31,926,182	31,678,755	247,427	31,589,413	336,769

Note:

The balance at the end of the interim business period of fiscal year, trust accounts figures adding up trust assets and liabilities which were entrusted to Mitsubishi UFJ Trust and Banking Corporation (Former: The Mitsubishi Trust and Banking Corporation) and Master Trust assets of the Service-Shared Co-Trusteeship.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

8. Financial Results (The Mitsubishi Trust and Banking Corporation and Consolidated Subsidiaries)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease) (B) - (A)
Gross profits	162,614	160,305	(2,308)
(Gross ordinary profit before trust accounts charge-offs)	164,951	160,721	(4,229)
Trust fees	37,573	31,475	(6,097)
Credit costs for trust accounts (1)	(2,336)	(416)	1,920
Net interest income	92,710	66,702	(26,008)
Net fees and commissions	30,830	45,268	14,438
Net trading profits	4,554	(4,911)	(9,466)
Net other business income (loss)	(3,054)	21,770	24,824
Net gains on debt securities	4,892	14,924	10,032
General and administrative expenses	75,256	75,206	(50)
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	89,694	85,515	(4,178)
Provision for formula allowance for loan losses (2)	—	—	—
Net business profits**	87,357	85,099	(2,258)
Net non-recurring losses	(25,382)	(20,512)	4,869
Credit related costs (3)	(14,397)	(15,274)	(877)
Losses on loan charge-offs	(1,706)	(14,872)	(13,165)
Provision for specific allowance for loan losses	—	—	—
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(12,690)	(402)	12,287
Net gains on equity securities	(4,464)	1,481	5,945
Gains on sales of equity securities	5,773	2,844	(2,928)
Losses on sales of equity securities	(439)	(393)	46
Losses on write down of equity securities	(9,797)	(969)	8,828
Equity in loss of affiliates	(800)	(14)	786
Other	(5,720)	(6,705)	(985)

Ordinary profit	61,975	64,587	2,611

Net special gains	4,973	23,845	18,871
Reversal of allowance for loan losses (4)	4,490	18,211	13,720
Gains on loans charged-off (5)	3,933	5,414	1,481
Losses on impairment of fixed assets	(148)	(14)	134
Net losses on sales of premises and equipment	(1,089)	(120)	969
Income before income taxes and others	66,949	88,432	21,482
Income taxes-current	13,423	(1,588)	(15,011)
Income taxes-deferred	22,035	34,881	12,846
Minority interest	387	712	325

Net income	31,103	54,426	23,322

Notes:

*       Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses = Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses

**     Net business profits = Net business profits of The Mitsubishi Trust and Banking Corporation + Other

         consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(3)+(4)	(12,242)	2,521	14,764
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(8,309)	7,935	16,245
Number of consolidated subsidiaries	18	13	(5)
Number of affiliated companies accounted for by the equity method	6	6	—

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

Financial Results (The Mitsubishi Trust and Banking Corporation)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease) (B) - (A)
Gross profits	154,990	152,021	(2,969)
(Gross ordinary profit before trust accounts charge-offs)*	157,327	152,438	(4,889)
Domestic gross profits	118,260	137,427	19,166
Trust fees	37,573	31,475	(6,097)
Trust fees before trust accounts charge-offs*	39,909	31,891	(8,018)
Loan trusts and money trusts fees (Jointly operated designated money trusts before trust accounts charge-offs)*	21,870	12,225	(9,645)
Other trust fees	18,038	19,666	1,627
Credit costs for trust accounts** (1)	(2,336)	(416)	1,920
Losses on loan charge-offs	(2,336)	(393)	1,943
Other losses incurred from sales of loans	—	(22)	(22)
Net interest income	53,531	50,838	(2,693)
Net fees and commissions	25,406	39,505	14,099
Net trading profits (losses)	3,748	(2,612)	(6,361)
Net other business income	(1,999)	18,220	20,219
Net gains (losses) on debt securities	(72)	9,486	9,558
Non-domestic gross profits	36,730	14,594	(22,135)
Net interest income	37,371	14,453	(22,917)
Net fees and commissions	(412)	(379)	32
Net trading profits (losses)	(111)	(3,421)	(3,309)
Net other business income (loss)	(117)	3,942	4,060
Net gains on debt securities	4,964	5,437	473
General and administrative expenses	70,123	69,557	(566)
Personnel expenses	25,088	24,892	(195)
Non-personnel expenses	40,999	40,893	(106)
Taxes	4,035	3,771	(263)
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	87,203	82,880	(4,323)
Provision for formula allowance for loan losses (2)	—	—	—
Net business profits	84,867	82,464	(2,402)
Net non-recurring losses	(25,239)	(19,189)	6,049
Credit related costs (3)	(14,300)	(14,749)	(449)
Losses on loan charge-offs	(1,610)	(14,800)	(13,190)
Provision for specific allowance for loan losses	—	—	—
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(12,690)	51	12,741
Net losses on equity securities	(4,585)	653	5,238
Gains on sales of equity securities	5,651	2,844	(2,807)
Losses on sales of equity securities	(439)	(393)	46
Losses on write down of equity securities	(9,797)	(1,798)	7,999
Others	(6,353)	(5,092)	1,260
Ordinary profit	59,628	63,275	3,646
Net special gains	4,883	23,519	18,636
Reversal of allowance for loan losses (4)	4,677	18,219	13,542
Gains on loans charged-off (5)	3,844	5,391	1,547
Losses on impairment of fixed assets	(90)	(10)	80
Net losses on sales of premises and equipment	(982)	(80)	901
Income before income taxes and others	64,511	86,794	22,283
Income taxes-current	12,313	(2,776)	(15,089)
Income taxes-deferred	22,016	35,638	13,621
Net income	30,181	53,932	23,750

Notes:

* Amounts before credit costs for loans in trusts with contracts for compensating the principal
** Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(4)	(11,959)	3,053	15,013

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(8,115)	8,445	16,560

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

9. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the six months ended September 30,		Increase/ (Decrease)
	2005 (A)	2004 (B)	(A) - (B)
Total average interest rate on interest-earning assets (a)	1.49	1.52	(0.02)
Average interest rate on Loans and bills discounted	1.10	1.11	(0.01)
Average interest rate on Investment securities	1.90	2.04	(0.13)
Total average interest rate on interest-bearing liabilities (b)	0.62	0.40	0.21
Average interest rate on Deposits	0.49	0.32	0.17
Total average interest rate spread (a) - (b)	0.87	1.12	(0.24)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	0.93	0.96	(0.02)
Average interest rate on Loans and bills discounted	0.99	1.05	(0.06)
Average interest rate on Investment securities	1.07	1.00	0.07
Total average interest rate on interest-bearing liabilities (b)	0.11	0.15	(0.03)
Average interest rate on Deposits	0.11	0.11	(0.00)
Total average interest rate spread (a) - (b)	0.82	0.81	0.00

10.	Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)
(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)

(2) Valuation differences

    [Consolidated]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	4,201	(1,799)	(1,596)	4,388	187	6,000	6,212	211	5,798	5,968	170
Securities available for sale	377,882	175,110	126,569	396,578	18,695	202,772	236,050	33,277	251,313	271,143	19,830
Domestic equity securities	327,670	183,620	133,765	337,835	10,164	144,050	168,270	24,219	193,905	208,729	14,823
Domestic bonds	6,439	(16,731)	(22,154)	10,012	3,573	23,170	23,924	754	28,594	28,686	92
Other	43,772	8,221	14,959	48,730	4,957	35,550	43,855	8,304	28,812	33,728	4,915
Total	382,084	173,311	124,972	400,967	18,882	208,773	242,262	33,489	257,111	277,112	20,001
Domestic equity securities	327,670	183,620	133,765	337,835	10,164	144,050	168,270	24,219	193,905	208,729	14,823
Domestic bonds	10,650	(18,217)	(23,687)	14,223	3,573	28,868	29,622	754	34,337	34,429	92
Other	43,762	7,908	14,894	48,907	5,144	35,854	44,370	8,515	28,867	33,953	5,085

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	4,211	(1,747)	(1,532)	4,211	—	5,958	5,958	—	5,743	5,743	—
Securities available for sale	375,278	174,430	126,157	393,974	18,695	200,848	234,125	33,277	249,121	268,952	19,830
Domestic equity securities	325,066	182,939	133,351	335,231	10,164	142,127	166,346	24,219	191,714	206,537	14,822
Domestic bonds	6,439	(16,730)	(22,154)	10,012	3,573	23,170	23,924	754	28,593	28,685	91
Other	43,772	8,221	14,959	48,730	4,957	35,550	43,855	8,304	28,812	33,728	4,915
Total	379,490	172,683	124,624	398,185	18,695	206,806	240,084	33,277	254,865	274,695	19,830
Domestic equity securities	325,066	182,939	133,351	335,231	10,164	142,127	166,346	24,219	191,714	206,537	14,822
Domestic bonds	10,650	(18,217)	(23,686)	14,223	3,573	28,867	29,622	754	34,337	34,429	91
Other	43,772	7,960	14,959	48,730	4,957	35,811	44,115	8,304	28,812	33,728	4,915

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(3) Market value information for securities in trusts with contracts for compensating the principal

    Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities

(in millions of yen)
September 30, 2005
Trust Assets at period end	Market Value	Valuation Gains
248,364	253,440	5,076

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 3,609 millions of yen

Loan Trusts

A. Market Value of Securities

(in millions of yen)
September 30, 2005
Trust Assets at period end	Market Value	Valuation Gains
—	—	—

B. Valuation Gains of Derivative Transaction : 2,647 millions of yen

11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

	(in billions of yen except percentages)
	As of September 30, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
(1) Risk-adjusted capital ratio	11.20%	(0.51)%	(1.52)%	11.71%	12.72%
Tier 1 ratio	7.26%	(1.02)%	(1.60)%	8.29%	8.87%
(2) Tier 1 capital	741.6	(68.3)	(135.5)	809.9	877.1
(3) Tier 2 capital includable as qualifying capital	713.4	67.4	19.5	645.9	693.9
i) The amount of unrealized gains on investment securities, includable as qualifying capital	170.9	79.6	57.3	91.2	113.5
ii) The amount of land revaluation excess includable as qualifying capital	(0.0)	0.3	0.4	(0.4)	(0.5)
iii) Subordinated debt	480.5	(16.1)	(19.6)	496.6	500.1
(4) Deductions from total qualifying capital	311.7	0.6	(1.0)	311.0	312.8
(5) Total qualifying capital (2)+(3)-(4)	1,143.3	(1.5)	(114.9)	1,144.8	1,258.2
(6) Risk-adjusted assets	10,205.6	435.6	317.9	9,770.0	9,887.6

[Non-Consolidated]

	(in billions of yen except percentages)
	As of September 30, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
(1) Risk-adjusted capital ratio	11.09%	(0.62)%	(1.58)%	11.71%	12.68%
Tier 1 ratio	7.11%	(1.13)%	(1.64)%	8.24%	8.76%
(2) Tier 1 capital	720.9	(77.1)	(137.4)	798.1	858.4
(3) Tier 2 capital includable as qualifying capital	711.4	67.5	19.5	643.8	691.8
i) The amount of unrealized gains on investment securities, includable as qualifying capital	169.7	79.3	57.1	90.3	112.5
ii) The amount of land revaluation excess includable as qualifying capital	(0.8)	0.3	0.4	(1.1)	(1.2)
iii) Subordinated debt	480.5	(16.1)	(19.6)	496.6	500.1
(4) Deductions from total qualifying capital	307.9	—	—	307.9	307.9
(5) Total qualifying capital (2)+(3)-(4)	1,124.4	(9.5)	(117.8)	1,134.0	1,242.3
(6) Risk-adjusted assets	10,133.8	454.6	336.3	9,679.2	9,797.4

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	8,173	(8,504)	(359)	16,677	8,532
Past due loans	142,060	(128,036)	(13,711)	270,096	155,771
Accruing loans contractually past due 3 months or more	1	(10)	(0)	11	1
Restructured loans	89,572	12,510	(8,553)	77,061	98,125

Total	239,807	(124,041)	(22,624)	363,848	262,431

Amount of direct reduction	160,409	(47,777)	(37,810)	208,186	198,220
Loans and bills discounted	8,314,666	(345,536)	18,500	8,660,203	8,296,166

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.09%	(0.09)%	(0.00)%	0.19%	0.10%
Past due loans	1.70%	(1.41)%	(0.16)%	3.11%	1.87%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	(0.00)%	0.00%	0.00%
Restructured loans	1.07%	0.18%	(0.10)%	0.88%	1.18%

Total	2.88%	(1.31)%	(0.27)%	4.20%	3.16%

[Non-Consolidated]

	(in millions of yen)

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	8,118	(8,517)	(372)	16,636	8,491
Past due loans	141,864	(128,037)	(13,684)	269,902	155,549
Accruing loans contractually past due 3 months or more	1	(10)	(0)	11	1
Restructured loans	89,572	12,510	(8,262)	77,061	97,834

Total	239,556	(124,055)	(22,319)	363,612	261,876

Amount of direct reduction	159,175	(46,226)	(37,905)	205,401	197,080
Loans and bills discounted	8,331,950	(314,893)	29,351	8,646,843	8,302,598

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.09%	(0.09)%	(0.00)%	0.19%	0.10%
Past due loans	1.70%	(1.41)%	(0.17)%	3.12%	1.87%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	(0.00)%	0.00%	0.00%
Restructured loans	1.07%	0.18%	(0.10)%	0.89%	1.17%

Total	2.87%	(1.32)%	(0.27)%	4.20%	3.15%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

[Trust accounts : Loans in Trusts with Contracts for Compensating the Principal]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	113	(1,272)	(1,123)	1,386	1,237
Past due loans	4	(660)	(572)	664	576
Accruing loans contractually past due 3 months or more	150	(687)	(109)	837	259
Restructured loans	1,291	(23,653)	(22,628)	24,944	23,920

Total	1,560	(26,273)	(24,434)	27,833	25,994

Loans and bills discounted	198,434	(352,802)	(288,017)	551,236	486,451

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.05%	(0.19)%	(0.19)%	0.25%	0.25%
Past due loans	0.00%	(0.11)%	(0.11)%	0.12%	0.11%
Accruing loans contractually past due 3 months or more	0.07%	(0.07)%	0.02%	0.15%	0.05%
Restructured loans	0.65%	(3.87)%	(4.26)%	4.52%	4.91%

Total	0.78%	(4.26)%	(4.55)%	5.04%	5.34%

[Banking : Non-Consolidated and Trust Accounts]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	8,232	(9,790)	(1,496)	18,023	9,729
Past due loans	141,869	(128,698)	(14,257)	270,567	156,126
Accruing loans contractually past due 3 months or more	151	(697)	(109)	849	261
Restructured loans	90,863	(11,142)	(30,890)	102,006	121,754

Total	241,117	(150,328)	(46,753)	391,446	287,871

Loans and bills discounted	8,530,384	(667,696)	(258,666)	9,198,080	8,789,050

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.09%	(0.09)%	(0.01)%	0.19%	0.11%
Past due loans	1.66%	(1.27)%	(0.11)%	2.94%	1.77%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	(0.00)%	0.00%	0.00%
Restructured loans	1.06%	(0.04)%	(0.32)%	1.10%	1.38%

Total	2.82%	(1.42)%	(0.44)%	4.25%	3.27%

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	8,287	(9,776)	(1,483)	18,064	9,770
Past due loans	142,064	(128,697)	(14,284)	270,761	156,348
Accruing loans contractually past due 3 months or more	151	(697)	(109)	849	261
Restructured loans	90,863	(11,142)	(31,181)	102,006	122,045

Total	241,367	(150,314)	(47,058)	391,682	288,426

Loans and bills discounted	8,513,101	(698,338)	(269,517)	9,211,439	8,782,618

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.09%	(0.09)%	(0.01)%	0.19%	0.11%
Past due loans	1.66%	(1.27)%	(0.11)%	2.93%	1.78%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	(0.00)%	0.00%	0.00%
Restructured loans	1.06%	(0.04)%	(0.32)%	1.10%	1.38%

Total	2.83%	(1.41)%	(0.44)%	4.25%	3.28%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

2.	Classification of Risk-Monitored Loans

Classification by geographic area

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic*	221,455	(126,073)	(48,121)	347,529	269,577
Overseas*	19,912	(24,240)	1,063	44,152	18,848
Asia	21	(928)	(374)	950	396
Indonesia	21	(438)	—	460	21
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	(489)	(374)	489	374
United States of America	18,294	(13,725)	1,825	32,019	16,468
Other	1,595	(9,587)	(387)	11,182	1,983

Total	241,367	(150,314)	(47,058)	391,682	288,426

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic*	221,455	(126,073)	(48,121)	347,529	269,577
Manufacturing	35,142	(14,923)	(3,007)	50,066	38,149
Construction	22,830	8,176	(4,000)	14,653	26,830
Wholesale and Retail	23,883	(50,116)	(7,330)	74,000	31,214
Banks and other financial institutions	—	(595)	(5)	595	5
Real estate	31,797	(76,060)	(8,504)	107,858	40,301
Services	51,938	(5,000)	(19,624)	56,938	71,562
Other industries	43,549	12,269	(3,199)	31,279	46,748
Consumer	12,313	176	(2,450)	12,136	14,763
Overseas*	19,912	(24,240)	1,063	44,152	18,848
Banks and other financial institutions	7,960	4,258	7,424	3,701	536
Commercial and industrial	11,917	(7,633)	1,049	19,550	10,867
Other	34	(20,866)	(7,410)	20,900	7,444

Total	241,367	(150,314)	(47,058)	391,682	288,426

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

3.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	140,581	(52,093)	(21,992)	192,674	162,574
Formula allowance for loan losses	62,096	3,581	(18,700)	58,514	80,797
Specific allowance for loan losses	78,484	(55,318)	(3,291)	133,802	81,775
Allowance for loans to specific foreign borrowers	0	(356)	(0)	357	1

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	140,188	(51,759)	(21,789)	191,947	161,977
Formula allowance for loan losses	62,098	3,875	(18,567)	58,223	80,665
Specific allowance for loan losses	78,089	(55,277)	(3,221)	133,367	81,311
Allowance for loans to specific foreign borrowers	0	(356)	(0)	357	1

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Special internal reserves	4,090	(1,393)	(754)	5,483	4,844
Allowance for bad debts	465	(147)	(79)	613	545

4.	Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (a)	140,581	(52,093)	(21,992)	192,674	162,574
Risk-monitored loans (b)	239,807	(124,041)	(22,624)	363,848	262,431
Coverage ratio (a)/(b)	58.62%	5.66%	(3.32)%	52.95%	61.94%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (a)	140,188	(51,759)	(21,789)	191,947	161,977
Risk-monitored loans (b)	239,556	(124,055)	(22,319)	363,612	261,876
Coverage ratio (a)/(b)	58.51%	5.73%	(3.33)%	52.78%	61.85%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

5.	Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking : Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Claims to bankrupt and substantially bankrupt debtors	27,689	(6,091)	(928)	33,781	28,617
Claims under high risk	129,802	(132,605)	(14,725)	262,407	144,527
Claims under close observation	89,573	12,498	(8,262)	77,074	97,835

Total (1)	247,064	(126,197)	(23,915)	373,262	270,980

Normal claims	8,288,651	(222,964)	45,867	8,511,616	8,242,783

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Claims to bankrupt and substantially bankrupt debtors	251	(2,365)	(3,673)	2,617	3,925
Claims under high risk	336	(3,243)	(772)	3,580	1,109
Claims under close observation	972	(20,664)	(19,987)	21,636	20,959

Total (1)	1,560	(26,273)	(24,434)	27,833	25,994

Normal claims	196,873	(326,529)	(263,583)	523,402	460,457

[Banking : Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Claims to bankrupt and substantially bankrupt debtors	27,941	(8,456)	(4,601)	36,398	32,543
Claims under high risk	130,138	(135,848)	(15,498)	265,987	145,637
Claims under close observation	90,545	(8,165)	(28,249)	98,711	118,795

Total (1)	248,625	(152,471)	(48,350)	401,096	296,975

Normal claims	8,485,525	(549,494)	(217,715)	9,035,019	8,703,240

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

6.	Status of Secured Coverage on Disclosed Claims under the FRL

[Banking : Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	192,857	(126,720)	(9,164)	319,578	202,022
Allowance for loan losses	93,184	(41,970)	(6,775)	135,155	99,960
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	99,673	(84,749)	(2,388)	184,423	102,061
Secured coverage ratio (2)/(1)	78.05%	(7.55)%	3.50%	85.61%	74.55%

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	1,290	(14,759)	(12,752)	16,049	14,043
Allowance for loan losses	—	—	—	—	—
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	1,290	(14,759)	(12,752)	16,049	14,043
Secured coverage ratio (2)/(1)	82.69%	25.03%	28.67%	57.66%	54.02%

[Banking : Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	194,148	(141,479)	(21,917)	335,627	216,065
Allowance for loan losses	93,184	(41,970)	(6,775)	135,155	99,960
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	100,963	(99,509)	(15,141)	200,472	116,104
Secured coverage ratio (2)/(1)	78.08%	(5.58)%	5.33%	83.67%	72.75%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

Secured Coverage of each category of Disclosed Claims under the FRL

[Banking : Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)]/ [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	27,689 [28,617	]	7,027 [2,704	]	— —	20,661 [25,913	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	129,802 [144,527	]	65,591 [72,866	]	— —	53,042 [55,803	]	85.45 [82.12	% %]	91.39 [89.02	% %]
Claims under close observation	89,573 [97,835	]	20,565 [24,390	]	— —	25,969 [20,343	]	32.33 [31.47	% %]	51.95 [45.72	% %]
Sub total (1)	247,064 [270,980	]	93,184 [99,960	]	— —	99,673 [102,061	]	63.22 [59.17	% %]	78.05 [74.55	% %]
Normal claims	8,288,651 [8,242,783	]

Total (2)	8,535,716 [8,513,764	]

Sub total (1) / Total (2)	2.89 [3.18	% %]

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005. Coverage ratios for “Claims under high risk” and for “Claims under close observation” are listed under allowance for possible loan losses, following concurrent application of the discount cash flow method.

[Trust accounts]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)	Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)]/ [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	251 [3,925	]	— —	— —	251 [3,925	]		99.79 [100.00	% %]
Claims under high risk	336 [1,109	]	— —	— —	327 [952	]		97.37 [85.87	% %]
Claims under close observation	972 [20,959	]	— —	— —	711 [9,165	]		73.18 [43.72	% %]
Sub total (1)	1,560 [25,994	]	— —	— —	1,290 [14,043	]		82.69 [54.02	% %]
Normal claims	196,873 [460,457	]

Total (2)	198,434 [486,451	]

Sub total (1) / Total (2)	0.78 [5.34	% %]

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005. Allowance for possible loan losses are not booked for the trust account, but the Bank executes the direct write-off of trust account “Claims to bankrupt and substantially bankrupt debtors” and “Claims under high risk” in accordance with standards applied to allowance for possible loan losses in the banking account. The Bank allocated a total of 4.5 billion yen to the special internal reserve and allowance for bad debt in the trust account, as of September 30, 2005.

[Banking : Non-Consolidated and Trust accounts]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)- (D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	27,941 [32,543	]	7,027 [2,704	]	— —	20,913 [29,839	]		99.99 [100.00	% %]
Claims under high risk	130,138 [145,637	]	65,591 [72,866	]	— —	53,370 [56,756	]		91.41 [89.00	% %]
Claims under close observation	90,545 [118,795	]	20,565 [24,390	]	— —	26,680 [29,509	]		52.17 [45.37	% %]
Sub total (1)	248,625 [296,975	]	93,184 [99,960	]	— —	100,963 [116,104	]		78.08 [72.75	% %]
Normal claims	8,485,525 [8,703,240	]

Total (2)	8,734,150 [9,000,216	]

Sub total (1) / Total (2)	2.84 [3.29	% %]

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

7.	Progress in the Disposal of Problem Assets [Non-Consolidated]
(excluding claims under close observation)

Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	239.2	147.3	132.0	96.7	60.5	89.7	58.3	49.4	36.3	32.5	27.9	(4.6)
Claims under high risk	526.7	589.2	580.5	491.5	401.3	259.3	239.6	158.7	265.9	145.6	130.1	(15.4)

Total	766.0	736.6	712.6	588.2	461.8	349.1	298.0	208.2	302.3	178.1	158.0	(20.1)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	239.2	136.2	123.5	68.9	42.7	30.0	15.8	8.0	5.0	2.9	0.5	(2.3)
Claims under high risk	526.7	455.5	382.9	301.7	184.8	23.8	22.9	1.3	0.6	0.5	0.5	(0.0)

Total	766.0	591.8	506.4	370.7	227.6	53.8	38.8	9.3	5.6	3.5	1.0	(2.4)

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	11.0	5.5	4.8	2.8	9.9	9.2	2.8	1.3	0.8	0.7	(0.0)
Claims under high risk	133.7	117.5	91.4	76.7	6.8	6.5	0.1	0.1	—	—	—

Total	144.8	123.0	96.3	79.6	16.7	15.8	3.0	1.5	0.8	0.7	(0.0)

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	3.0	16.4	1.5	1.4	0.8	0.5	0.6	0.7	0.6	(0.0)
Claims under high risk	80.0	30.2	21.6	6.4	3.7	1.6	0.7	0.0	0.0	0.0

Total	83.1	46.7	23.2	7.8	4.6	2.2	1.3	0.7	0.7	(0.0)

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	6.3	8.9	7.5	4.8	2.0	1.4	1.2	1.1	(0.1)
Claims under high risk	68.0	28.4	9.5	6.6	3.7	0.4	—	0.0	0.0

Total	74.4	37.3	17.1	11.5	5.8	1.9	1.2	1.1	(0.1)

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	4.3	15.4	13.3	11.2	8.9	6.5	6.3	(0.1)
Claims under high risk	89.5	35.9	15.8	11.3	10.7	6.6	6.0	(0.5)

Total	93.9	51.3	29.2	22.5	19.6	13.1	12.4	(0.7)

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	25.3	14.0	19.1	15.9	9.4	8.4	(1.0)
Claims under high risk	176.6	151.3	61.6	11.7	10.9	10.6	(0.2)

Total	202.0	165.3	80.7	27.7	20.3	19.0	(1.2)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.1	0.2	1.1	0.3	0.2	(0.0)
Claims under high risk	32.4	20.8	7.7	6.1	3.4	(2.7)

Total	32.6	21.1	8.8	6.4	3.7	(2.7)

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	5.1	1.5	2.5	1.0	(1.4)
Claims under high risk	58.1	34.2	26.4	25.0	(1.3)

Total	63.3	35.7	28.9	26.0	(2.8)

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.3	2.9	1.9	(1.0)
Claims under high risk	199.5	55.1	50.0	(5.1)

Total	199.8	58.1	51.9	(6.1)

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	4.9	0.5	(4.4)
Claims under high risk	39.6	26.4	(13.2)

Total	44.6	26.9	(17.7)

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

(in billions of yen)
As of September 30, 2005 (b)
Claims to bankrupt and substantially bankrupt debtors	6.2
Claims under high risk	7.8

Total	14.1

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

Progress in the disposal of problem assets

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	2.9	0.5		(2.3)
Claims under high risk	0.5	0.5		(0.0)

Total	3.5	1.0	(A)	(2.4	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	2.3
Loan sales to secondary market	—
Charge-off	0.0
Other	0.0
Collection of claims	0.0
Improvements in financial status	—

Total	2.4	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.4
Entrust through the managed trust method to the Resolution and Collection Corporation	0.5

Total	1.0

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.8	0.7		(0.0)
Claims under high risk	—	—		—

Total	0.8	0.7	(C)	(0.0	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.0
Other	0.0
Collection of claims	0.0
Improvements in financial status	—

Total	0.0	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.7

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.7	0.6		(0.0)
Claims under high risk	0.0	0.0		0.0

Total	0.7	0.7	(E)	(0.0	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.0
Other	(0.0)
Collection of claims	(0.0)
Improvements in financial status	0.0

Total	0.0	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.6

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	1.2	1.1		(0.1)
Claims under high risk	—	0.0		0.0

Total	1.2	1.1	(G)	(0.1	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.0
Other	0.0
Collection of claims	0.0
Improvements in financial status	0.0

Total	0.1	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.1

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	6.5	6.3		(0.1)
Claims under high risk	6.6	6.0		(0.5)

Total	13.1	12.4	(I)	(0.7	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	—
Other	0.7
Collection of claims	0.3
Improvements in financial status	0.3

Total	0.7	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	6.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.4

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	9.4	8.4		(1.0)
Claims under high risk	10.9	10.6		(0.2)

Total	20.3	19.0	(K)	(1.2	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.1
Other	1.1
Collection of claims	1.1
Improvements in financial status	0.0

Total	1.2	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.1

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) -(a)
Claims to bankrupt and substantially bankrupt debtors	0.3	0.2		(0.0)
Claims under high risk	6.1	3.4		(2.7)

Total	6.4	3.7	(M)	(2.7	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	0.0
Loan sales to secondary market	—
Charge-off	0.0
Other	2.6
Collection of claims	0.5
Improvements in financial status	2.1

Total	2.7	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.1

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	2.5	1.0		(1.4)
Claims under high risk	26.4	25.0		(1.3)

Total	28.9	26.0	(O)	(2.8	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.9
Other	1.9
Collection of claims	(0.6)
Improvements in financial status	2.5

Total	2.8	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.0

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	2.9	1.9		(1.0)
Claims under high risk	55.1	50.0		(5.1)

Total	58.1	51.9	(Q)	(6.1	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.2
Charge-off	1.7
Other	4.0
Collection of claims	4.0
Improvements in financial status	0.0

Total	6.1	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.9

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	4.9	0.5		(4.4)
Claims under high risk	39.6	26.4		(13.2)

Total	44.6	26.9	(S)	(17.7	)(T)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.7
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.3
Charge-off	0.0
Other	13.5
Collection of claims	12.7
Improvements in financial status	0.8

Total	17.7	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.5

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)
	As of September 30, 2005
Claims to bankrupt and substantially bankrupt debtors	6.2
Claims under high risk	7.8

Total	14.1	(U)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.2

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

8. Classification of Loans by Type of Industry

(1)	Loans by type of industry [Banking:Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	8,095,969	(295,874)	5,703	8,391,843	8,090,265
Manufacturing	1,017,889	(87,734)	(40,151)	1,105,623	1,058,040
Agriculture	1,136	(477)	(163)	1,613	1,299
Forestry	11	11	11	—	—
Fishery	23,421	(2,741)	711	26,162	22,710
Mining	2,006	(1,803)	29	3,809	1,977
Construction	136,855	(22,792)	(11,589)	159,647	148,444
Utilities	173,991	45,015	49,019	128,976	124,972
Media and Communication	755,062	(41,341)	(37,883)	796,403	792,945
Wholesale and Retail	580,611	(29,738)	3,146	610,349	577,465
Banks and other financial institutions	2,025,765	(707,310)	(241,982)	2,733,075	2,267,747
Real estate	1,252,828	171,802	138,208	1,081,026	1,114,620
Services	640,027	(20,502)	(25,390)	660,529	665,417
Municipal government	7,330	(436,365)	(645,140)	443,695	652,470
Other industries	1,479,030	838,102	816,878	640,928	662,152

Overseas offices and loans booked at offshore markets	235,980	(19,019)	23,648	255,000	212,332

Total	8,331,950	(314,893)	29,351	8,646,843	8,302,598

(2) Domestic consumer loans [Banking:Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	511,574	155,240	117,947	356,333	393,626
Housing loans	490,687	158,397	119,548	332,289	371,138
Others	20,886	(3,157)	(1,601)	24,044	22,488

(3) Domestic loans to small/medium-sized companies and individual clients [Banking:Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small/medium-sized companies and individual clients	3,078,339	190,829	236,057	2,887,510	2,842,282
Percentage to total domestic loans	38.02%	3.61%	2.89%	34.40%	35.13%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(4)	Loans by type of industry [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	283,196	(367,822)	(284,424)	651,019	567,621
Manufacturing	14,716	(19,337)	(8,204)	34,053	22,920
Agriculture	—	—	—	—	—
Forestry	—	(19)	(15)	19	15
Fishery	1,000	(64)	—	1,064	1,000
Mining	—	(34)	(24)	34	24
Construction	58	(1,952)	(1,745)	2,010	1,803
Utilities	12,109	(67,796)	(56,864)	79,905	68,973
Media and Communication	13,799	(47,804)	(33,039)	61,603	46,838
Wholesale and Retail	93	(6,732)	(5,505)	6,825	5,598
Banks and other financial institutions	25,705	(16,591)	(8,850)	42,296	34,555
Real estate	15,713	(45,137)	(17,159)	60,850	32,872
Services	5,644	(18,991)	(17,705)	24,635	23,349
Municipal government	32,814	(1,963)	(913)	34,777	33,727
Other industries	161,540	(141,401)	(134,400)	302,941	295,940

Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	283,196	(367,822)	(284,424)	651,019	567,621

(5)	Domestic consumer loans [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	98,542	(113,673)	(100,051)	212,215	198,593
Housing loans	96,816	(113,188)	(99,840)	210,004	196,656
Others	1,725	(484)	(210)	2,210	1,936

(6)	Domestic loans to small/medium-sized companies and individual clients [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small/medium-sized companies and individual clients	190,890	(232,168)	(186,562)	423,058	377,452
Percentage to total domestic loans	67.40%	2.42%	0.90%	64.98%	66.49%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

(7)	Loans by type of industry [Banking:Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	8,379,166	(663,696)	(278,720)	9,042,862	8,657,886
Manufacturing	1,032,605	(107,072)	(48,356)	1,139,677	1,080,961
Agriculture	1,136	(477)	(163)	1,613	1,299
Forestry	11	(8)	(4)	19	15
Fishery	24,421	(2,805)	711	27,226	23,710
Mining	2,006	(1,837)	5	3,843	2,001
Construction	136,914	(24,743)	(13,333)	161,657	150,247
Utilities	186,100	(22,781)	(7,845)	208,881	193,945
Media and Communication	768,861	(89,147)	(70,923)	858,008	839,784
Wholesale and Retail	580,704	(36,472)	(2,361)	617,176	583,065
Banks and other financial institutions	2,051,470	(723,902)	(250,833)	2,775,372	2,302,303
Real estate	1,268,541	126,664	121,048	1,141,877	1,147,493
Services	645,672	(39,493)	(43,094)	685,165	688,766
Municipal government	40,144	(438,328)	(646,053)	478,472	686,197
Other industries	1,640,571	696,701	682,478	943,870	958,093

Overseas offices and loans booked at offshore markets	235,980	(19,019)	23,648	255,000	212,332

Total	8,615,146	(682,716)	(255,072)	9,297,862	8,870,219

(8) Domestic consumer loans [Banking:Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	610,116	41,567	17,896	568,549	592,219
Housing loans	587,503	45,209	19,708	542,294	567,795
Others	22,612	(3,641)	(1,812)	26,254	24,424

(9) Domestic loans to small/medium-sized companies and individual clients [Banking:Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small/medium-sized companies and individual clients	3,269,230	(41,338)	49,496	3,310,568	3,219,734
Percentage to total domestic loans	39.01%	2.40%	1.82%	36.60%	37.18%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

9.	Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Deposits (ending balance)	9,955,942	(510,064)	(256,579)	10,466,006	10,212,521
Deposits (average balance)	10,110,955	(536,607)	(385,354)	10,647,563	10,496,310
Loans (ending balance)	8,331,950	(314,893)	29,351	8,646,843	8,302,598
Loans (average balance)	8,337,670	(182,581)	(215,749)	8,520,251	8,553,419

10. Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Individuals	6,493,264	(222,714)	(138,545)	6,715,979	6,631,809
Corporations and others	2,628,518	(90,994)	(1,274)	2,719,513	2,629,793
Domestic deposits	9,121,782	(313,709)	(139,819)	9,435,492	9,261,602

Note:Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11. Number of Employees [Non-Consolidated]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Number of Employees	5,668	(182)	21	5,850	5,647

12. Number of Offices [Non-Consolidated]

	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) - (B)	(A) - (C)
Domestic	48	2	(1)	46	49
Head office and Branches	43	(1)	(1)	44	44
Sub-branches and Agencies	5	3	—	2	5
Overseas	7	(1)	—	8	7
Branches	5	—	—	5	5
Representative offices	2	(1)	—	3	2

Total	55	1	(1)	54	56

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

13.	Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising

Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Sep. 30, 2005
		vs. Mar. 31, 2005
Deferred tax assets	213.9	(36.3)
Allowance for loan losses	76.9	(2.6)
Write-down of investment securities	33.7	0.7
Net operating loss carryforwards	109.1	(33.3)
Reserve for employees’ retirement benefits	4.5	(1.9)
Unrealized losses on securities available for sale	—	—
Other	13.9	0.3
Valuation allowance	(24.4)	0.4
Deferred tax liabilities	155.6	50.9
Gains on placing trust for retirement benefits	—	—
Unrealized gains on securities available for sale	153.4	51.6
Other	2.1	(0.6)
Net Deferred tax assets	58.2	(87.3)
[Consolidated]
Net Deferred tax assets	58.9	(87.5)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]

(in billions of yen)
Interim FY 2005
Net business profits before credit costs	82.8
Credit related costs	(3.0)
Income before income taxes	86.7
Reconciliation to taxable income	(14.3)
Taxable income	72.3

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]

	(in billions of yen)
	FY2000	FY2001	FY2002	FY2003	FY2004
Net business profits before credit costs	163.0	156.2	178.4	188.0	185.3
Credit related costs	176.4	181.5	144.8	29.6	8.6
Income before income taxes	26.3	(41.9)	(197.9)	131.2	170.5
Reconciliation to taxable income	(88.6)	4.6	(199.7)	(39.7)	(83.1)
Taxable income	(62.3)	(37.2)	(397.6)	91.5	87.3

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2005, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at September 30, 2005 (Assumptions)

(in billions of yen)
Five years total (2005 2nd half to 2010 1st half)
Net business profits (based on our business plan) (*1)	1,016.6
Net business profits (basis of realizability determination) (*2)	893.5
Income before income taxes (basis of realizability determination)	706.4
Taxable income before adjustments (basis of realizability determination) (*3)	744.1
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	472.6
Deferred tax assets at September 30, 2005 (*4)	213.9

(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2005 2nd half	FY 2006	FY2007	FY2008	FY2009	FY 2010 1st half
S/T interest rate (3 m/s TIBOR)	0.09%	0.29%	0.41%	0.46%	0.64%	0.67%
L/T interest rate (10 year JGB)	1.60%	2.22%	2.29%	2.29%	2.58%	2.65%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((The Mitsubishi Trust and Banking Corporation))

14.	Employees’ Retirement Benefits

Benefit obligation

[Non-Consolidated]

	(in millions of yen)
		As of September 30, 2005
Projected benefits obligation at beginning of the period	(A-B+C+D+G)	276,226
Fair value of plan assets at beginning of the period	(A)	343,696
Prepaid pension cost at beginning of the period	(B)	111,105
Reserve for employees’ retirement benefits at beginning of the period	(C)	—
Unrecognized prior service cost at beginning of the period	(D)	(3,194)
Amortization for the current period (Amortized period 12 years)	(E)	(175)
Unrecognized prior service cost at end of the interim period	(F)	(3,019)
Unrecognized net actuarial loss at beginning of the period	(G)	46,830
Amortization for the current period (Amortized period 12 years)	(H)	2,888
Unrecognized net actuarial loss at end of the interim period	(I)	43,942

Net amount unrecognized at beginning of the period	(M)(D+G)	43,635
Net amount amortized for the current period	(N)(E+H)	2,713
Net amount unrecognized at end of the interim period	(O)(M-N)	40,922

Note : Discount rate is 2.2%.

Selected Financial Information under Japanese GAAP For the Fiscal Year Ending September 30, 2005

Mitsubishi UFJ Trust and Banking Corporation

(UFJ Trust Bank Limited)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

[Contents]

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ending September 30, 2005

1. Consolidated Balance Sheets		125

2. Consolidated Statements of Operations		126

3. Consolidated Statements of Capital Surplus and Retained Earnings		127

4. Non-Consolidated Balance Sheets		128

5. Non-Consolidated Statements of Operations		129

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		130

	[Non-Consolidated]

7. Comparison of Statement of Trust Assets and Liabilities	[Non-Consolidated], [Trust]	131

8. Financial Results	[Consolidated], [Non-Consolidated],	134

	[Combined]

9. Average Interest Rate Spread	[Non-Consolidated]	137

10. Valuation Differences on Securities	[Consolidated], [Non-Consolidated],	137

	[Combined], [Trust]

11. Risk-Adjusted Capital Ratio Based on the Domestic Standards	[Consolidated], [Non-Consolidated]	139

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Non-Consolidated], [Trust],	140

	[Non-Consolidated and Trust]

2. Classification of Risk-Monitored Loans	[Consolidated and Trust]	141

3. Allowance for Loan Losses	[Non-Consolidated], [Trust]	142

4. Coverage Ratio against Risk-Monitored Loans	[Non-Consolidated]	142

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated], [Trust],	143

	[Non-Consolidated and Trust]

6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated], [Trust],	144

	[Non-Consolidated and Trust]

7. Progress in the Disposal of Problem Assets	[Non-Consolidated and Trust]	146

8. Classification of Loans by Type of Industry	[Non-Consolidated], [Trust],	149

	[Non-Consolidated and Trust]

9. Loans and Deposits	[Non-Consolidated]	152

10. Domestic Deposits	[Non-Consolidated]	152

11. Number of Employees	[Non-Consolidated]	152

12. Number of Offices	[Non-Consolidated]	152

13. Status of Deferred Tax Assets	[Non-Consolidated]	153

14. Employees’ Retirement Benefits	[Non-Consolidated]	154

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ending September 30, 2005

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)	2005 (C)	(A) – (C)
Assets:
Cash and due from banks	216,796	539,822	(323,026)	322,860	(106,063)
Call loans and bills bought	3,528	4,735	(1,206)	5,398	(1,869)
Commercial paper and other debt purchased	41,268	50,329	(9,060)	47,395	(6,126)
Trading assets	6,140	46,510	(40,370)	33,767	(27,627)
Investment securities	1,857,306	2,088,662	(231,356)	1,999,424	(142,118)
Loans and bills discounted	2,840,286	2,921,917	(81,631)	2,433,969	406,316
Foreign exchanges	5,928	756	5,172	518	5,410
Other assets	137,160	163,790	(26,630)	163,955	(26,795)
Premises and equipment	75,869	95,174	(19,304)	93,279	(17,409)
Deferred tax assets	107,514	161,504	(53,990)	136,030	(28,516)
Customers’ liabilities for acceptances and guarantees	71,913	155,848	(83,934)	148,941	(77,027)
Allowance for loan losses	(35,861)	(189,249)	153,388	(61,457)	25,595
Allowance for losses on investment securities	(268)	(2,871)	2,602	(337)	68

Total assets	5,327,582	6,036,932	(709,349)	5,323,745	3,837

Liabilities:
Deposits	2,713,035	3,001,886	(288,850)	2,750,906	(37,870)
Negotiable certificates of deposit	266,860	477,090	(210,230)	483,570	(216,710)
Call money and bills sold	255,527	181,821	73,706	42,912	212,614
Payables under securities lending transactions	—	53,920	(53,920)	116,996	(116,996)
Trading liabilities	3,736	6,906	(3,170)	5,937	(2,201)
Borrowed money	19,265	70,126	(50,861)	60,286	(41,020)
Foreign exchanges	0	0	(0)	0	(0)
Bonds and notes	83,500	74,400	9,100	74,400	9,100
Due to trust account	1,504,004	1,698,801	(194,797)	1,241,919	262,084
Other liabilities	20,411	30,826	(10,415)	27,829	(7,418)
Reserve for employees’ bonuses	1,611	628	983	866	745
Reserve for employees’ retirement benefits	661	617	44	700	(39)
Reserve for losses related to land trust	1,074	15,609	(14,534)	14,522	(13,447)
Deferred tax liabilities on land revaluation excess	8,894	7,529	1,364	7,568	1,325
Acceptances and guarantees	71,913	155,848	(83,934)	148,941	(77,027)

Total liabilities	4,950,495	5,776,011	(825,515)	4,977,358	(26,863)

Minority interest	73	69	4	71	1

Shareholder’s equity:
Capital stock	280,536	280,536	—	280,536	—
Capital surplus	14,903	57,699	(42,796)	57,699	(42,796)
Retained earnings (Accumulated deficit)	27,298	(91,810)	119,109	(27,913)	55,212
Land revaluation excess	10,425	11,845	(1,419)	11,902	(1,476)
Unrealized gains on securities available for sale	44,558	3,402	41,155	25,124	19,434
Foreign currency translation adjustments	(708)	(821)	113	(1,033)	324

Total shareholder’s equity	377,013	260,851	116,162	346,314	30,698

Total liabilities, minority interests and shareholder’s equity	5,327,582	6,036,932	(709,349)	5,323,745	3,837

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31,2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Ordinary income:
Trust fees	23,946	25,458	(1,512)	51,381
Interest income:	20,795	25,074	(4,279)	46,890
Interest on loans and discounts	13,171	17,156	(3,985)	31,779
Interest on and dividends from securities	6,976	7,283	(307)	14,271
Fees and commissions	38,758	33,997	4,761	73,869
Trading profits	270	506	(235)	860
Other business income	5,275	8,140	(2,864)	17,421
Other ordinary income	11,004	12,482	(1,478)	18,681

Total ordinary income	100,050	105,660	(5,610)	209,103

Ordinary expenses:
Interest expense:	6,167	8,647	(2,479)	16,083
Interest on deposits	1,793	2,735	(942)	4,920
Fees and commissions	4,533	5,377	(844)	10,076
Other business expenses	1,660	4,930	(3,269)	9,658
General and administrative expenses	40,411	39,166	1,245	78,019
Other ordinary expenses	18,850	126,827	(107,977)	95,197

Total ordinary expenses	71,622	184,948	(113,326)	209,035

Ordinary profit (loss)	28,427	(79,288)	107,715	68

Special gains	29,406	296	29,110	1,450
Special losses	28,445	3,413	25,032	6,362

Income (loss) before income taxes and others	29,388	(82,405)	111,793	(4,843)

Income taxes-current	1,827	392	1,434	992
Income taxes-deferred	15,203	41,246	(26,042)	54,214
Minority interest	1	1	0	2

Net income (loss)	12,356	(124,045)	136,401	(60,053)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Balance of capital surplus at beginning of fiscal year	57,699	57,699	—	57,699
Decrease:	42,796	—	42,796	—
Draw down for deficit reduction	42,796	—	42,796	—
Balance of capital surplus at end of (interim) fiscal year	14,903	57,699	(42,796)	57,699
Balance of retained earnings (accumulated deficit) at beginning of fiscal year	(27,913)	34,360	(62,274)	34,360
Increase:	55,212	179	55,033	84
Net income	12,356	—	12,356	—
Transfer from capital surplus	42,796	—	42,796	—
Reversal of revaluation reserve for land	60	179	(119)	84
Decrease:	—	126,350	(126,350)	62,358
Cash dividends	—	2,305	(2,305)	2,305
Net loss	—	124,045	(124,045)	60,053

Balance of retained earnings (accumulated deficit) at end of (interim) fiscal year	27,298	(91,810)	119,109	(27,913)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)	2005 (C)	(A) – (C)
Assets:
Cash and due from banks	216,046	538,298	(322,252)	322,604	(106,558)
Commercial paper and other debt purchased	41,268	50,329	(9,060)	47,395	(6,126)
Trading assets	6,140	46,510	(40,370)	33,767	(27,627)
Investment securities	1,968,636	2,083,893	(115,257)	1,961,203	7,433
Loans and bills discounted	2,861,164	2,942,922	(81,757)	2,456,773	404,391
Foreign exchanges	5,928	756	5,172	518	5,410
Other assets	134,761	136,614	(1,853)	138,500	(3,739)
Premises and equipment	45,108	41,852	3,256	40,114	4,994
Deferred tax assets	99,917	154,748	(54,830)	137,082	(37,164)
Customers’ liabilities for acceptances and guarantees	79,354	80,127	(773)	79,065	288
Allowance for loan losses	(35,587)	(188,663)	153,075	(60,622)	25,035
Allowance for losses on investment securities	(268)	(2,871)	2,602	(372)	103

Total assets	5,422,472	5,884,521	(462,048)	5,156,030	266,441

Liabilities:
Deposits	2,716,297	3,012,102	(295,805)	2,754,141	(37,843)
Negotiable certificates of deposit	371,360	477,090	(105,730)	483,570	(112,210)
Call money	255,527	8,821	246,706	6,112	249,414
Payables under securities lending transactions	—	—	—	57,981	(57,981)
Bills sold	—	173,000	(173,000)	36,800	(36,800)
Trading liabilities	3,736	6,906	(3,170)	5,937	(2,201)
Borrowed money	20,500	52,500	(32,000)	48,500	(28,000)
Foreign exchanges	0	0	(0)	0	(0)
Bonds and notes	79,000	69,900	9,100	69,900	9,100
Due to trust account	1,504,004	1,698,801	(194,797)	1,241,919	262,084
Other liabilities	16,417	24,134	(7,716)	20,616	(4,198)
Reserve for employees’ bonuses	1,127	411	715	431	695
Reserve for employees’ retirement benefits	235	188	47	220	15
Reserve for losses related to land trust	1,074	15,609	(14,534)	14,522	(13,447)
Deferred tax liabilities on land revaluation excess	647	—	647	—	647
Acceptances and guarantees	79,354	80,127	(773)	79,065	288

Total liabilities	5,049,282	5,619,592	(570,310)	4,819,719	229,562

Shareholder’s equity:
Capital stock	280,536	280,536	—	280,536	—
Capital surplus:	14,903	57,699	(42,796)	57,699	(42,796)
Capital reserve	14,903	57,699	(42,796)	57,699	(42,796)
Retained earnings (Accumulated deficit):	45,191	(68,008)	113,200	(18,608)	63,800
Revenue reserve	24,187	24,187	—	24,187	—
Unappropriated profit (loss):	21,004	(92,196)	113,200	(42,796)	63,800
Net income (loss)	20,944	(122,989)	143,933	(73,494)	94,438
Land revaluation excess	(2,472)	(1,769)	(703)	(1,674)	(798)
Unrealized gains (losses) on securities available for sale	35,031	(3,529)	38,560	18,358	16,672

Total shareholder’s equity	373,189	264,928	108,261	336,311	36,878

Total liabilities and shareholder’s equity	5,422,472	5,884,521	(462,048)	5,156,030	266,441

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2005
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)
Ordinary income:
Trust fees	23,946	25,458	(1,512)	51,381
Interest income:	20,507	24,418	(3,911)	45,252
Interest on loans and discounted	13,236	17,166	(3,929)	31,783
Interest on and dividends from securities	6,699	6,643	55	12,714
Fees and commissions	36,305	31,923	4,381	69,247
Trading profits	270	506	(235)	860
Other business income	4,314	4,062	252	9,855
Other ordinary income	8,283	11,939	(3,655)	16,294

Total ordinary income	93,627	98,308	(4,681)	192,892

Ordinary expenses:
Interest expense:	5,988	8,389	(2,400)	15,586
Interest on deposits	1,793	2,735	(942)	4,920
Fees and commissions	6,898	5,545	1,353	10,369
Other business expenses	730	989	(258)	2,355
General and administrative expenses	37,092	38,280	(1,187)	76,259
Other ordinary expenses	16,794	125,634	(108,840)	112,466

Total ordinary expenses	67,503	178,838	(111,334)	217,037

Ordinary profit (loss)	26,124	(80,529)	106,653	(24,144)

Special gains	27,718	289	27,428	1,183
Special losses	7,334	1,834	5,499	4,415

Income (loss) before income taxes and others	46,508	(82,074)	128,582	(27,377)

Income taxes-current	(161)	3	(164)	35
Income taxes-deferred	25,725	40,911	(15,186)	46,081

Net income (loss)	20,944	(122,989)	143,933	(73,494)

Unappropriated retained earnings brought forward	—	30,614	(30,614)	30,614
Reduction in land revaluation excess	60	179	(119)	84
Unappropriated retained earnings (accumulated deficit)	21,004	(92,196)	113,200	(42,796)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Non-Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Notional principal or contract amount	Market value
Interest rate futures	—	—
Interest rate swaps	21.6	0.0
Currency swaps	—	—
Other interest rate-related transactions	—	—
Others	120.0	0.4

Total		0.5

Note	: Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional	principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-floater/pay-fix	1.0	20.6	—	21.6

Total	1.0	20.6	—	21.6

2. Deferred gains (losses) [Non-Consolidated]

	(in billions of yen)
	As of September 30, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	—	—	—
Interest rate swaps	11.4	7.7	3.7
Currency swaps	—	—	—
Other interest rate-related transactions	—	—	—
Others	0.5	2.2	(1.7)

Total	11.9	10.0	1.9

Note	: Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2005 are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

7. Comparison of Statement of Trust Assets and Liabilities

(1) Comparison of Statement of Trust Assets and Liabilities

UFJ	Trust Bank Limited

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)	2005 (C)	(A) – (C)
Assets:
Loans and bills discounted	111,636	691,760	(580,124)	634,442	(522,806)
Securities	3,990,613	3,629,542	361,071	3,885,173	105,440
Beneficiary rights to the trust	11,490,984	12,220,181	(729,196)	12,110,135	(619,150)
Securities held in custody accounts	11,083	420,415	(409,331)	373,768	(362,684)
Securities lent	—	981,200	(981,200)	498,000	(498,000)
Money claims	3,392,995	2,993,583	399,411	3,244,668	148,327
Premises and equipment	2,825,957	2,161,135	664,821	2,612,337	213,619
Surface rights	17,005	10,934	6,071	16,525	480
Lease rights	13,735	22,224	(8,488)	14,837	(1,102)
Other claims	22,553	969,737	(947,184)	484,608	(462,055)
Call loans	14,389	46,220	(31,831)	21,695	(7,306)
Due from banking account	1,504,004	1,698,801	(194,797)	1,241,919	262,084
Cash and due from banks	140,224	497,733	(357,508)	376,678	(236,453)
Other assets	0	—	0	—	0

Total assets	23,535,183	26,343,470	(2,808,286)	25,514,790	(1,979,607)

Liabilities:
Money trusts	5,013,124	5,228,406	(215,281)	5,048,345	(35,220)
Pension trusts	8,927	8,927	—	7,250	1,676
Property formation benefit trusts	4,386	4,425	(38)	4,413	(26)
Loan trusts	391,416	618,169	(226,752)	525,630	(134,213)
Investment trusts	11,485,602	12,202,620	(717,018)	12,102,382	(616,780)
Money entrusted other than money trusts	57,056	76,686	(19,629)	71,189	(14,132)
Securities trusts	11,109	2,840,042	(2,828,932)	1,615,656	(1,604,546)
Money claims trusts	3,557,471	3,046,375	511,096	3,342,421	215,050
Equipment trusts	42,061	87,484	(45,422)	63,452	(21,390)
Land and fixtures trusts	31,416	92,930	(61,513)	63,450	(32,033)
Land Leases trusts	261	256	4	260	1
Composite trusts	2,932,346	2,137,144	795,202	2,670,338	262,007
Other trusts	0	0	—	0	—

Total liabilities	23,535,183	26,343,470	(2,808,286)	25,514,790	(1,979,607)

Note:

Joint trust assets under the management of other companies	as of September 30, 2005 : 14,268,816 millions of yen
as of September 30, 2004 : 16,403,085 millions of yen
as of March 31, 2005 : 17,001,878 millions of yen

<Reference>

Of the joint trust assets the management of other companies mentioned above Note, the balance at the end of the business period of fiscal year includes the trust assets which were entrusted to UFJ Trust Bank Limited and Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship). The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is given on the next page.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)	2005 (C)	(A) – (C)
Assets:
Loans and bills discounted	111,636	691,760	(580,124)	634,442	(522,806)
Securities	12,781,095	13,104,537	(323,442)	13,296,589	(515,494)
Beneficiary rights to the trust	11,490,984	12,223,781	(732,796)	12,110,135	(619,150)
Securities held in custody accounts	281,497	436,889	(155,392)	386,783	(105,286)
Securities lent	—	981,200	(981,200)	498,000	(498,000)
Money claims	3,438,767	3,009,303	429,464	3,274,654	164,113
Premises and equipment	2,825,957	2,161,135	664,821	2,612,337	213,619
Surface rights	17,005	10,934	6,071	16,525	480
Lease rights	13,735	22,224	(8,488)	14,837	(1,102)
Other claims	294,145	1,276,053	(981,907)	819,269	(525,124)
Call loans	455,081	410,650	44,431	426,775	28,306
Due from banking account	1,613,299	1,797,669	(184,370)	1,337,922	275,376
Cash and due from banks	452,096	937,740	(485,643)	705,656	(253,559)
Other assets	0	—	0	—	0

Total assets	33,775,303	37,063,880	(3,288,577)	36,133,931	(2,358,628)

Liabilities:
Money trusts	7,964,440	7,776,251	188,189	7,888,147	76,293
Pension trusts	3,605,368	4,563,789	(958,421)	4,015,523	(410,155)
Property formation benefit trusts	4,386	4,425	(38)	4,413	(26)
Loan trusts	391,416	618,169	(226,752)	525,630	(134,213)
Investment trusts	11,485,602	12,202,620	(717,018)	12,102,382	(616,780)
Money entrusted other than money trusts	996,791	818,210	178,580	916,822	79,969
Securities trusts	289,186	2,856,517	(2,567,330)	1,628,671	(1,339,485)
Money claims trusts	3,557,471	3,046,375	511,096	3,342,421	215,050
Equipment trusts	42,061	87,484	(45,422)	63,452	(21,390)
Land and fixtures trusts	31,416	92,930	(61,513)	63,450	(32,033)
Land Leases trusts	261	256	4	260	1
Composite trusts	5,406,897	4,996,848	410,049	5,582,755	(175,857)
Other trusts	0	0	—	0	—

Total liabilities	33,775,303	37,063,880	(3,288,577)	36,133,931	(2,358,628)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(2) Supplemental Data (As of September 30, 2005)

The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

Money trusts

(in millions of yen)
Assets:
Loans and bills discounted	30,484
Securities	—
Other	892,776

Total	923,261

Liabilities:
Principal	921,988
Allowance for bad debts	127
Other	1,145

Total	923,261

Loan trusts

(in millions of yen)
Assets:
Loans and bills discounted	—
Securities	—
Other	467,692

Total	467,692

Liabilities:
Principal	463,508
Special internal reserves	2,904
Other	1,278

Total	467,692

(3) Financial Highlights [Non-Consolidated]

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) – (B)	2005 (C)	(A) – (C)
Total funds	15,053,270	16,451,828	(1,398,558)	15,671,425	(618,155)
Deposits	2,716,297	3,012,102	(295,805)	2,754,141	(37,843)
Negotiable certificates of deposit	371,360	477,090	(105,730)	483,570	(112,210)
Money trusts	7,964,440	7,776,251	188,189	7,888,147	76,293
Pension trusts	3,605,368	4,563,789	(958,421)	4,015,523	(410,155)
Property formation benefit trusts	4,386	4,425	(38)	4,413	(26)
Loan trusts	391,416	618,169	(226,752)	525,630	(134,213)

Loans and bills discounted	2,972,801	3,634,683	(661,881)	3,091,216	(118,415)
Banking account	2,861,164	2,942,922	(81,757)	2,456,773	404,391
Trust account	111,636	691,760	(580,124)	634,442	(522,806)

Investment securities	14,749,731	15,188,431	(438,699)	15,257,792	(508,061)

Note:

The balance at the end of the business period of fiscal year, trust accounts figures adding up trust assets and liabilities which were entrusted to UFJ Trust Bank Limited and Master Trust assets of the Service-Shared Co-Trusteeship.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

8. Financial Results (UFJ Trust Bank and Consolidated Subsidiaries)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease) (B) – (A)
Gross profits	74,223	76,685	2,462
(Gross ordinary profit before trust accounts charge-offs)	76,509	77,178	669
Trust fees	25,458	23,946	(1,512)
Credit costs for trust accounts (1)	(2,286)	(493)	1,793
Net interest income	16,427	14,627	(1,800)
Net fees and commissions	28,619	34,225	5,605
Net trading profits	506	270	(235)
Net other business income	3,210	3,615	405
Net gains on debt securities	3,182	2,652	(529)
General and administrative expenses	36,744	38,698	1,954
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	39,765	38,479	(1,285)
Provision for formula allowance for loan losses (2)	(21,715)	—	21,715
Net business profits**	15,762	37,986	22,223
Net non-recurring losses	(95,050)	(9,558)	85,492
Credit related costs (3)	(75,874)	(13,849)	62,024
Losses on loan charge-offs	(5,986)	(4,366)	1,620
Provision for specific allowance for loan losses	(69,273)	—	69,273
Provision for allowance for loans to specific foreign borrowers	0	—	(0)
Other credit related costs	(614)	(9,483)	(8,869)
Losses on indemnity of principal (4)	(3,028)	—	3,028
Net gains on equity securities	5,359	3,738	(1,620)
Gains on sales of equity securities	11,455	7,611	(3,843)
Losses on sales of equity securities	(2,332)	(2,502)	(170)
Losses on write-down of equity securities	(3,763)	(1,370)	2,393
Equity in loss of affiliates	(31)	(148)	(116)
Other	(21,475)	700	22,176
Ordinary profit (loss)	(79,288)	28,427	107,715

Net special gains (losses)	(3,117)	960	4,077

Reversal of allowance for loan losses (5)	—	24,618	24,618
Gains on loans charged-off (6)	236	1,273	1,036
Expenses for the preparation of planned management integration	—	(6,137)	(6,137)
Losses on impairment of fixed assets	—	(21,374)	(21,374)
Income (loss) before income taxes and others	(82,405)	29,388	111,793
Income taxes-current	392	1,827	1,434
Income taxes-deferred	41,246	15,203	(26,042)
Minority interest	1	1	0

Net income (loss)	(124,045)	12,356	136,401

Notes:
*	Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses = Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses
**	Net business profits = Net business profits of UFJ Trust Bank Limited + Other consolidated entities’ gross profits – Other consolidated entities’ general and administrative expenses – Other consolidated entities’ provision for formula allowance for loan losses – Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(3)+(4)+(5)	(102,904)	10,275	113,180
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)+(6)	(102,668)	11,548	114,216
Number of consolidated subsidiaries	12	12	—
Number of affiliated companies accounted for by the equity method	4	5	1

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

Financial Results (UFJ Trust Bank)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease) (B) – (A)
Gross profits	71,446	71,727	280
(Gross ordinary profit before trust accounts charge-offs)*	73,732	72,220	(1,512)
Domestic gross profits	71,224	71,886	661
Trust fees	25,416	23,946	(1,470)
Trust fees before trust accounts charge-offs*	27,702	24,439	(3,263)
Loan trusts and money trusts fees (Jointly operated designated money trusts before trust accounts charge-offs)*	13,163	9,024	(4,139)
Other trust fees	14,538	15,415	876
Credit costs for trust accounts** (1)	(2,286)	(493)	1,793
Losses on loan charge-offs	(1,693)	(1,567)	126
Other credit related costs	(592)	1,074	1,667
Net interest income	15,849	14,306	(1,542)
Net fees and commissions	26,907	30,149	3,241
Net trading profits	157	25	(131)
Net other business income	2,893	3,458	564
Net gains on debt securities	3,248	2,622	(626)
Non-domestic gross profits	221	(159)	(380)
Trust fees	42	—	(42)
Net interest income	179	212	32
Net fees and commissions	(529)	(742)	(213)
Net trading profits	349	244	(104)
Net other business income	179	126	(52)
Net gains (losses) on debt securities	(66)	29	96
General and administrative expenses	35,857	35,379	(478)
Personnel expenses	11,976	12,003	27
Non-personnel expenses	22,375	21,414	(961)
Taxes	1,506	1,962	456
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	37,874	36,840	(1,033)
Provision for formula allowance for loan losses (2)	(22,234)	—	22,234
Net business profits	13,354	36,347	22,993
Net non-recurring losses	(93,883)	(10,223)	83,659
Credit related costs (3)	(75,576)	(13,677)	61,899
Losses on loan charge-offs	(5,876)	(4,353)	1,523
Provision for specific allowance for loan losses	(69,085)	—	69,085
Provision for allowance for loans to specific foreign borrowers	0	—	(0)
Other credit related costs	(614)	(9,323)	(8,709)
Losses on indemnity of principal (4)	(3,028)	—	3,028
Net gains on equity securities	5,607	2,454	(3,153)
Gains on sales of equity securities	11,296	5,077	(6,219)
Losses on sales of equity securities	(1,326)	(1,203)	123
Losses on write-down of equity securities	(4,362)	(1,419)	2,942
Others	(20,885)	999	21,884
Ordinary profit (loss)	(80,529)	26,124	106,653
Net special gains (losses)	(1,545)	20,384	21,929
Reversal of allowance for loan losses (5)	—	24,123	24,123
Gains on loans charged-off (6)	230	1,241	1,011
Losses on impairment of fixed assets	—	(795)	(795)
Expenses for the preparation of planned management integration	—	(6,113)	(6,113)
Income (loss) before income taxes and others	(82,074)	46,508	128,582
Income taxes-current	3	(161)	(164)
Income taxes-deferred	40,911	25,725	(15,186)
Net income (loss)	(122,989)	20,944	143,933
Total credit costs (1)+(2)+(3)+(4)+(5)	(103,125)	9,953	113,079
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)+(6)	(102,895)	11,195	114,091
Notes:
*	Amounts before credit costs for loans in trusts with contracts for compensating the principal
**	Credit costs for loans in trusts with contracts for compensating the principal

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

Financial Results (Combined* for UFJ Trust Bank and UFJ Trust Equity)

	(in millions of yen)
	For the six months ended September 30, 2004 (A)	For the six months ended September 30, 2005 (B)	Increase/ (Decrease) (B) – (A)
Gross profits	72,029	71,872	(156)
(Gross ordinary profit before trust accounts charge-offs)**	74,315	72,365	(1,949)
Domestic gross profits	71,807	72,032	224
Trust fees	25,416	23,946	(1,470)
Trust fees before trust accounts charge-offs**	27,702	24,439	(3,263)
Loan trusts and money trusts fees (Jointly operated designated money trusts before trust accounts charge-offs)**	13,163	9,024	(4,139)
Other trust fees	14,538	15,415	876
Credit costs for trust accounts*** (1)	(2,286)	(493)	1,793
Losses on loan charge-offs	(1,693)	(1,567)	126
Other credit related costs	(592)	1,074	1,667
Net interest income	16,441	14,461	(1,980)
Net fees and commissions	26,898	30,141	3,242
Net trading profits	157	25	(131)
Net other business income	2,893	3,458	564
Net gains on debt securities	3,248	2,622	(626)
Non-domestic gross profits	221	(159)	(380)
Trust fees	42	—	(42)
Net interest income	179	212	32
Net fees and commissions	(529)	(742)	(213)
Net trading profits	349	244	(104)
Net other business income	179	126	(52)
Net gains (losses) on debt securities	(66)	29	96
General and administrative expenses	36,032	35,415	(617)
Personnel expenses	11,998	12,021	23
Non-personnel expenses	22,392	21,429	(963)
Taxes	1,641	1,964	322
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses**	38,283	36,950	(1,332)
Provision for formula allowance for loan losses (2)	(22,234)	—	22,234
Net business profits	13,762	36,457	22,695
Net non-recurring losses	(95,215)	(9,097)	86,117
Credit related costs (3)	(75,576)	(13,677)	61,899
Losses on loan charge-offs	(5,876)	(4,353)	1,523
Provision for specific allowance for loan losses	(69,085)	—	69,085
Provision for allowance for loans to specific foreign borrowers	0	—	(0)
Other credit related costs	(614)	(9,323)	(8,709)
Losses on indemnity of principal (4)	(3,028)	—	3,028
Net gains on equity securities	4,760	3,793	(967)
Gains on sales of equity securities	11,455	7,715	(3,739)
Losses on sales of equity securities	(2,332)	(2,502)	(170)
Losses on write-down of equity securities	(4,362)	(1,419)	2,942
Others	(21,371)	785	22,157
Ordinary profit (loss)	(81,452)	27,360	108,813
Net special gains (losses)	(1,545)	20,380	21,925
Reversal of allowance for loan losses (5)	—	24,123	24,123
Gains on loans charged-off (6)	230	1,241	1,011
Losses on impairment of fixed assets	—	(795)	(795)
Expenses for the preparation of planned management integration	—	(6,113)	(6,113)
Income (loss) before income taxes and others	(82,998)	47,740	130,738
Income taxes-current	3	1,601	1,597
Income taxes-deferred	40,911	23,963	(16,948)
Net income (loss)	(123,913)	22,175	146,089
Total credit costs (1)+(2)+(3)+(4)+(5)	(103,125)	9,953	113,079
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)+(6)	(102,895)	11,195	114,091
Notes: * “Combined” means an aggregate on a non-consolidated of UFJ Trust Bank and UFJ Trust Equity Co., Ltd. after eliminating inter company transactions.
** Amounts before credit costs for loans in trusts with contracts for compensating the principal
*** Credit costs for loans in trusts with contracts for compensating the principal

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

9. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the six months ended September 30,		Increase/ (Decrease)
	2005 (A)	2004 (B)	(A) – (B)
Total average interest rate on interest-earning assets (a)	0.86	0.89	(0.02)
Average interest rate on Loans and bills discounted	1.01	1.20	(0.18)
Average interest rate on Investment securities	0.70	0.63	0.07
Total average interest rate on interest-bearing liabilities (b)	0.24	0.30	(0.05)
Average interest rate on Deposits	0.11	0.15	(0.04)
Total average interest rate spread (a)-(b)	0.62	0.59	0.02

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	0.85	0.88	(0.03)
Average interest rate on Loans and bills discounted	1.00	1.19	(0.19)
Average interest rate on Investment securities	0.70	0.63	0.06
Total average interest rate on interest-bearing liabilities (b)	0.23	0.29	(0.05)
Average interest rate on Deposits	0.11	0.15	(0.04)
Total average interest rate spread (a)-(b)	0.61	0.59	0.02

10. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

[Consolidated]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	—	—	—	—	—	—	—	—	—	—	—
Securities available for sale	70,397	66,883	32,657	104,728	34,330	3,513	59,962	56,448	37,740	75,930	38,189
Domestic equity securities	91,836	58,945	37,941	103,769	11,932	32,891	56,587	23,696	53,895	74,273	20,378
Domestic bonds	(21,066)	(9,200)	(13,799)	38	21,104	(11,865)	2,928	14,793	(7,266)	1,099	8,366
Other	(373)	17,138	8,515	920	1,293	(17,512)	445	17,958	(8,888)	556	9,444
Total	70,397	66,883	32,657	104,728	34,330	3,513	59,962	56,448	37,740	75,930	38,189
Domestic equity securities	91,836	58,945	37,941	103,769	11,932	32,891	56,587	23,696	53,895	74,273	20,378
Domestic bonds	(21,066)	(9,200)	(13,799)	38	21,104	(11,865)	2,928	14,793	(7,266)	1,099	8,366
Other	(373)	17,138	8,515	920	1,293	(17,512)	445	17,958	(8,888)	556	9,444
Note:	Average market price during a month before the end of fiscal term is used for valuation for stocks, and market price at the end of fiscal term is used for valuation for other than stocks.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	—	—	—	—	—	—	—	—	—	—	—
Securities available for sale	58,875	62,405	28,021	88,360	29,484	(3,529)	46,967	50,497	30,854	62,192	31,338
Domestic equity securities	80,317	54,460	33,302	87,405	7,087	25,857	43,602	17,745	47,015	60,542	13,527
Domestic bonds	(21,068)	(9,195)	(13,797)	35	21,104	(11,873)	2,920	14,793	(7,271)	1,094	8,366
Other	(373)	17,139	8,516	920	1,293	(17,513)	444	17,958	(8,889)	555	9,444
Total	58,875	62,405	28,021	88,360	29,484	(3,529)	46,967	50,497	30,854	62,192	31,338
Domestic equity securities	80,317	54,460	33,302	87,405	7,087	25,857	43,602	17,745	47,015	60,542	13,527
Domestic bonds	(21,068)	(9,195)	(13,797)	35	21,104	(11,873)	2,920	14,793	(7,271)	1,094	8,366
Other	(373)	17,139	8,516	920	1,293	(17,513)	444	17,958	(8,889)	555	9,444

Note:	Average market price during a month before the end of fiscal term is used for valuation for stocks, and market price at the end of fiscal term is used for valuation for other than stocks.

[Combined for UFJ Trust Bank and UFJ Trust Equity]

	(in millions of yen)
	As of September 30, 2005					As of September 30, 2004			As of March 31, 2005
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	—	—	—	—	—	—	—	—	—	—	—
Securities available for sale	58,875	53,945	19,364	88,360	29,484	4,930	57,988	53,057	39,511	74,630	35,119
Domestic equity securities	80,317	46,000	24,645	87,405	7,087	34,317	54,623	20,306	55,672	72,980	17,308
Domestic bonds	(21,068)	(9,195)	(13,797)	35	21,104	(11,873)	2,920	14,793	(7,271)	1,094	8,366
Other	(373)	17,139	8,516	920	1,293	(17,513)	444	17,958	(8,889)	555	9,444
Total	58,875	53,945	19,364	88,360	29,484	4,930	57,988	53,057	39,511	74,630	35,119
Domestic equity securities	80,317	46,000	24,645	87,405	7,087	34,317	54,623	20,306	55,672	72,980	17,308
Domestic bonds	(21,068)	(9,195)	(13,797)	35	21,104	(11,873)	2,920	14,793	(7,271)	1,094	8,366
Other	(373)	17,139	8,516	920	1,293	(17,513)	444	17,958	(8,889)	555	9,444

Note:	Average market price during a month before the end of fiscal term is used for valuation for stocks, and market price at the end of fiscal term is used for valuation for other than stocks.

(3)	Market value information for securities in trusts with contracts for compensating the principal

Not applicable

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

11. Risk-Adjusted Capital Ratio Based on the Domestic Standards

[Consolidated]

	(in billions of yen except percentages)
	As of September 30, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
(1) Risk-adjusted capital ratio	13.69%	4.87%	1.76%	8.82%	11.93%
Tier 1 capital ratio	12.31%	5.26%	2.18%	7.05%	10.13%
(2) Tier 1 capital	322.1	76.4	12.7	245.6	309.3
(3) Tier 2 capital includable as qualifying capital	124.5	(21.3)	(18.6)	145.8	143.2
i) The amount of unrealized gains on investment securities, includable as qualifying capital	—	—	—	—	—
ii) The amount of land revaluation excess includable as qualifying capital	8.6	(0.0)	(0.0)	8.7	8.7
iii) Subordinated debt	99.5	(15.9)	(15.9)	115.4	115.4
(4) Deductions from total qualifying capital	88.3	3.9	(0.2)	84.3	88.5
(deliberate capital holdings on other banks and financial institution equivalent)	87.8	3.9	(0.3)	83.9	88.1
(5) Total qualifying capital (2)+(3)-(4)	358.3	51.1	(5.6)	307.1	363.9
(6) Risk-adjusted assets	2,616.2	(864.4)	(434.6)	3,480.7	3,050.8

[Non-Consolidated]

	(in billions of yen except percentages)
	As of September 30, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
(1) Risk-adjusted capital ratio	13.52%	4.27%	1.31%	9.25%	12.21%
Tier 1 capital ratio	12.50%	4.76%	1.80%	7.74%	10.70%
(2) Tier 1 capital	340.6	73.9	21.0	266.6	319.5
(3) Tier 2 capital includable as qualifying capital	115.7	(20.4)	(17.6)	136.1	133.3
i) The amount of unrealized gains on investment securities, includable as qualifying capital	—	—	—	—	—
ii) The amount of land revaluation excess includable as qualifying capital	(0.8)	(0.0)	(0.0)	(0.7)	(0.7)
iii) Subordinated debt	99.5	(15.9)	(15.9)	115.4	115.4
(4) Deductions from total qualifying capital	87.8	3.8	(0.1)	84.0	88.0
(deliberate capital holdings on other banks and financial institution equivalent)	87.8	3.8	(0.1)	84.0	88.0
(5) Total qualifying capital (2)+(3)-(4)	368.4	49.7	3.5	318.7	364.8
(6) Risk-adjusted assets	2,724.9	(719.0)	(261.0)	3,444.0	2,986.0

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	417	(2,605)	267	3,023	150
Past due loans	34,091	(241,656)	2,804	275,747	31,286
Accruing loans contractually	2,333	1,020	1,450	1,312	883
past due 3 months or more
Restructured loans	32,837	(6,132)	(10,696)	38,970	43,534

Total	69,680	(249,373)	(6,174)	319,054	75,854

Amount of direct reduction	83,064	23,963	24,446	59,100	58,618
Loans and bills discounted	2,861,164	(81,757)	404,391	2,942,922	2,456,773

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.01%	(0.08)%	0.00%	0.10%	0.00%
Past due loans	1.19%	(8.17)%	(0.08)%	9.37%	1.27%
Accruing loans contractually	0.08%	0.03%	0.04%	0.04%	0.03%
past due 3 months or more
Restructured loans	1.14%	(0.17)%	(0.62)%	1.32%	1.77%

Total	2.43%	(8.40)%	(0.65)%	10.84%	3.08%

[Trust accounts : Loans in Trusts with Contracts for Compensating the Principal]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	—	(3,897)	(83)	3,897	83
Past due loans	—	(13,350)	(6,842)	13,350	6,842
Accruing loans contractually past due 3 months or more	—	(1,635)	(826)	1,635	826
Restructured loans	—	(10,496)	(10,000)	10,496	10,000

Total	—	(29,379)	(17,753)	29,379	17,753

Loans and bills discounted	30,484	(582,138)	(515,536)	612,623	546,021

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	—	(0.63)%	(0.01)%	0.64%	0.01%
Past due loans	—	(2.17)%	(1.25)%	2.18%	1.25%
Accruing loans contractually past due 3 months or more	—	(0.26)%	(0.15)%	0.27%	0.15%
Restructured loans	—	(1.71)%	(1.83)%	1.71%	1.83%

Total	—	(4.79)%	(3.25)%	4.80%	3.25%

[Banking : Non-Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	417	(6,502)	183	6,920	234
Past due loans	34,091	(255,007)	(4,037)	289,098	38,128
Accruing loans contractually	2,333	(614)	623	2,948	1,709
past due 3 months or more
Restructured loans	32,837	(16,628)	(20,696)	49,466	53,534

Total	69,680	(278,752)	(23,927)	348,433	93,607

Loans and bills discounted	2,891,649	(663,895)	(111,145)	3,555,545	3,002,795

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.01%	(0.18)%	0.00%	0.19%	0.00%
Past due loans	1.17%	(6.95)%	(0.09)%	8.13%	1.26%
Accruing loans contractually	0.08%	(0.00)%	0.02%	0.08%	0.05%
past due 3 months or more
Restructured loans	1.13%	(0.25)%	(0.64)%	1.39%	1.78%

Total	2.40%	(7.39)%	(0.70)%	9.80%	3.11%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

2.	Classification of Risk-Monitored Loans

Classification by geographic area

[Banking : Non-Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic*	69,324	(266,180)	(23,923)	335,504	93,248
Overseas*	355	(12,572)	(3)	12,928	359
Asia	—	—	—	—	—
Indonesia	—	—	—	—	—
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	352	(12,573)	(4)	12,925	356
Other	3	0	0	3	2

Total	69,680	(278,752)	(23,927)	348,433	93,607

Note:*“Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers
[Banking : Non-Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic*	69,324	(266,180)	(23,923)	335,504	93,248
Manufacturing	9,612	4,268	3,839	5,343	5,772
Construction	8,005	(23,085)	(21,343)	31,090	29,348
Wholesale and Retail	2,290	(96,054)	(1,491)	98,344	3,782
Banks and other financial institutions	—	(2)	—	2	—
Real estate	8,872	(91,212)	(21,065)	100,085	29,938
Services	12,158	715	465	11,442	11,692
Other industries	7,896	(66,238)	7,772	74,135	123
Consumer	20,489	5,428	7,898	15,060	12,590
Overseas*	355	(12,572)	(3)	12,928	359
Banks and other financial institutions	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Other	355	(12,572)	(3)	12,928	359

Total	69,680	(278,752)	(23,927)	348,433	93,607

Note:*	“Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

3.	Allowance for Loan Losses

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	35,587	(153,075)	(25,035)	188,663	60,622
Formula allowance for loan losses	24,888	(47,982)	(26,843)	72,871	51,732
Specific allowance for loan losses	10,698	(105,091)	1,809	115,790	8,889
Allowance for loans to specific foreign borrowers	0	(1)	(0)	1	1

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Special internal reserves	2,904	(1,215)	(566)	4,120	3,471
Allowance for bad debts	127	127	127	—	—

4. Coverage Ratio against Risk-Monitored Loans

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	35,587	(153,075)	(25,035)	188,663	60,622
Risk-monitored loans (b)	69,680	(249,373)	(6,174)	319,054	75,854
Coverage ratio (a)/(b)	51.07%	(8.05)%	(28.84)%	59.13%	79.91%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking : Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	4,429	(12,062)	(10,953)	16,491	15,382
Claims under high risk	30,097	(232,694)	13,581	262,792	16,515
Claims under close observation	35,171	(5,111)	(9,246)	40,283	44,417
Total (1)	69,698	(249,868)	(6,617)	319,567	76,315

Normal claims	2,872,426	167,253	411,519	2,705,173	2,460,906

[Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	—	(7,958)	(1,717)	7,958	1,717
Claims under high risk	—	(9,006)	(4,436)	9,006	4,436
Claims under close observation	—	(12,414)	(11,598)	12,414	11,598
Total (2)	—	(29,379)	(17,753)	29,379	17,753

Normal claims	30,484	(552,759)	(497,783)	583,244	528,268

[Banking : Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	4,429	(20,020)	(12,671)	24,450	17,100
Claims under high risk	30,097	(241,701)	9,145	271,798	20,952
Claims under close observation	35,171	(17,525)	(20,844)	52,697	56,016
Total (3)	69,698	(279,247)	(24,370)	348,946	94,069

Normal claims	2,902,911	(385,505)	(86,263)	3,288,417	2,989,175

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking : Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (4)	51,579	(156,244)	(914)	207,824	52,493
Allowance for loan losses	22,856	(103,158)	(4,336)	126,014	27,192
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	28,722	(53,086)	3,421	81,809	25,301

Secured coverage ratio (4)/(1)	74.00%	8.97%	5.21%	65.03%	68.78%
[Trust accounts]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (5)	—	(23,666)	(10,498)	23,666	10,498
Allowance for loan losses	—	—	—	—	—
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	—	(23,666)	(10,498)	23,666	10,498

Secured coverage ratio (5)/(2)	—	—	—	80.55%	59.13%
[Banking : Non-Consolidated and Trust accounts]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (6)	51,579	(179,910)	(11,412)	231,490	62,992
Allowance for loan losses	22,856	(103,158)	(4,336)	126,014	27,192
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	28,722	(76,752)	(7,076)	105,475	35,799

Secured coverage ratio (6)/(3)	74.00%	7.66%	7.04%	66.33%	66.96%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

Secured Coverage of each category of Disclosed Claims under the FRL

[Banking : Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)–(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	4,429 [15,382	]	163 [848	]	— —	4,265 [14,534	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	30,097 [16,515	]	10,015 [7,711	]	— —	14,523 [3,433	]	64.31 [58.95	% %]	81.53 [67.48	% %]
Claims under close observation	35,171 [44,417	]	12,677 [18,632	]	— —	9,933 [7,333	]	50.23 [50.24	% %]	64.28 [58.45	% %]
Sub total (1)	69,698 [76,315	]	22,856 [27,192	]	— —	28,722 [25,301	]	55.78 [53.30	% %]	74.00 [68.78	% %]
Normal claims	2,872,426 [2,460,906	]
Total (2)	2,942,125 [2,537,222	]
Sub total (1) / Total (2)	2.36 [3.00	% %]

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

[Trust accounts]
(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)	Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)–(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	— [1,717	]	— —	— —	— [1,717	]		— [100.00	%]
Claims under high risk	— [4,436	]	— —	— —	— [3,746	]		— [84.43	%]
Claims under close observation	— [11,598	]	— —	— —	— [5,034	]		— [43.40	%]
Sub total (1)	— [17,753	]	— —	— —	— [10,498	]		— [59.13	%]
Normal claims	30,484 [528,268	]
Total (2)	30,484 [546,021	]
Sub total (1) / Total (2)	— [3.25	%]

Note:	The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005. Allowance for possible loan losses are not booked for the trust account, but the Bank executes the direct write-off of trust account “Claims to bankrupt and substantially bankrupt debtors” and “Claims under high risk” in accordance with standards applied to allowance for possible loan losses in the banking account. The Bank allocated a total of 3 billion yen to the special internal reserve and allowance for bad debt in the trust account, as of September 30, 2005.

[Banking : Non-Consolidated and Trust accounts]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] /[(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	4,429 [17,100	]	163 [848	]	— —	4,265 [16,252	]		100.00 [100.00	% %]
Claims under high risk	30,097 [20,952	]	10,015 [7,711	]	— —	14,523 [7,179	]		81.53 [71.07	% %]
Claims under close observation	35,171 [56,016	]	12,677 [18,632	]	— —	9,933 [12,367	]		64.28 [55.34	% %]
Sub total (1)	69,698 [94,069	]	22,856 [27,192	]	— —	28,722 [35,799	]		74.00 [66.96	% %]
Normal claims	2,902,911 [2,989,175	]
Total (2)	2,972,609 [3,083,244	]
Sub total (1) / Total (2)	2.34 [3.05	% %]

Note: The upper figures are as of September 30, 2005. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

7. Progress in the Disposal of Problem Assets [Banking:Non-Consolidated and Trust accounts]

(excluding claims under close observation)

Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b)–(a)
Claims to bankrupt and substantially bankrupt debtors	124.0	89.7	66.0	98.3	67.7	58.7	37.1	30.1	24.4	17.1	4.4	(12.6)
Claims under high risk	196.0	101.3	137.8	230.7	63.1	47.0	41.2	226.4	271.7	20.9	30.0	9.1

Total	320.0	191.0	203.9	329.0	130.8	105.7	78.3	256.6	296.2	38.0	34.5	(3.5)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b)–(a)

Claims to bankrupt and substantially bankrupt debtors	124.0	71.7	57.8	49.2	40.0	25.8	23.5	17.3	11.2	3.1	0.0	(3.0)
Claims under high risk	196.0	60.9	52.7	40.6	17.6	4.5	1.3	1.0	0.8	0.8	1.3	0.4

Total	320.0	132.6	110.5	89.9	57.6	30.4	24.9	18.4	12.1	3.9	1.3	(2.5)

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

		(in billions of yen)

		As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors		17.9	7.5	11.3	9.7	4.9	2.9	1.0	0.5	0.1	0.0	(0.0)
Claims under high risk		40.4	38.0	15.4	12.0	11.3	5.8	1.1	0.6	0.6	0.1	(0.5)

Total		58.3	45.5	26.8	21.7	16.3	8.7	2.2	1.1	0.7	0.1	(0.6)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

			(in billions of yen)
			As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors			0.6	25.9	0.9	0.7	0.5	0.2	0.0	0.0	0.0	(0.0)
Claims under high risk			47.0	5.3	4.6	3.7	1.7	1.2	1.2	—	0.0	0.0

Total			47.7	31.2	5.5	4.4	2.3	1.5	1.2	0.0	0.0	(0.0)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

				(in billions of yen)
				As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors				11.7	16.6	6.2	4.3	0.2	0.0	0.0	0.0	(0.0)
Claims under high risk				169.1	23.3	8.7	6.5	1.8	0.2	0.0	0.0	0.0

Total				180.9	39.9	15.0	10.9	2.1	0.2	0.0	0.0	(0.0)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

					(in billions of yen)
					As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors					0.4	1.1	0.3	0.0	0.0	0.0	0.0	0.0
Claims under high risk					5.5	1.7	1.2	1.4	1.3	0.6	—	(0.6)

Total					5.9	2.8	1.6	1.4	1.3	0.7	0.0	(0.6)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

						(in billions of yen)
						As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors						19.6	2.2	0.2	0.1	0.0	0.1	0.0
Claims under high risk						16.9	11.4	3.2	2.3	1.6	1.0	(0.5)

Total						36.6	13.6	3.4	2.4	1.7	1.1	(0.5)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

							(in billions of yen)
							As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors							3.1	0.8	1.6	0.2	0.2	(0.0)
Claims under high risk							12.9	8.7	2.8	1.9	0.5	(1.3)

Total							16.1	9.5	4.4	2.1	0.8	(1.3)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

								(in billions of yen)
								As of March 31, 2004	As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors								10.0	7.9	5.0	0.3	(4.7)
Claims under high risk								207.7	68.5	0.7	0.8	0.0

Total								217.8	76.4	5.8	1.1	(4.7)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

									(in billions of yen)
									As of September 30, 2004	As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors									2.9	7.4	1.8	(5.5)
Claims under high risk									193.7	4.5	2.8	(1.7)

Total									196.6	11.9	4.6	(7.3)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

										(in billions of yen)
										As of March 31, 2005 (a)	As of September 30, 2005 (b)	(b) - (a)

Claims to bankrupt and substantially bankrupt debtors										0.9	0.2	(0.6)
Claims under high risk										9.8	8.4	(1.3)

Total										10.7	8.7	(2.0)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

												(in billions of yen)
												As of September 30, 2005

Claims to bankrupt and substantially bankrupt debtors												1.4
Claims under high risk												14.9

Total												16.3

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

Progress in the disposal of problem assets

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	3.1	0.0		(3.0)
Claims under high risk	0.8	1.3		0.4

Total	3.9	1.3	(A)	(2.5	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	4.5
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	7.4
Charge-off	(11.8)
Other	2.3
Collection of claims	2.3
Improvements in financial status	0.0

Total	2.5	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	—
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.3

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	0.1	0.0		(0.0)
Claims under high risk	0.6	0.1		(0.5)

Total	0.7	0.1	(C)	(0.6	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.5
Charge-off	(1.0)
Other	0.6
Collection of claims	(0.5)
Improvements in financial status	1.1

Total	0.6	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	0.1

Total	0.1

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	0.0	0.0		(0.0)
Claims under high risk	—	0.0		0.0

Total	0.0	0.0	(E)	(0.0	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	(0.0)
Other	0.0
Collection of claims	0.0
Improvements in financial status	—

Total	0.0	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	—
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.0

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	0.0	0.0		(0.0)
Claims under high risk	0.0	0.0		0.0

Total	0.0	0.0	(G)	(0.0	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.7
Charge-off	(0.6)
Other	(0.0)
Collection of claims	(0.0)
Improvements in financial status	—

Total	0.0	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	—
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.0

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	0.0	0.0		0.0
Claims under high risk	0.6	—		(0.6)

Total	0.7	0.0	(I)	(0.6	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	(0.0)
Other	0.6
Collection of claims	(0.2)
Improvements in financial status	0.8

Total	0.6	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.0

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	0.0	0.1		0.0
Claims under high risk	1.6	1.0		(0.5)

Total	1.7	1.1	(K)	(0.5	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.1
Charge-off	0.2
Other	0.1
Collection of claims	0.0
Improvements in financial status	0.1

Total	0.5	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.1

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	0.2	0.2		(0.0)
Claims under high risk	1.9	0.5		(1.3)

Total	2.1	0.8	(M)	(1.3	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.5
Other	0.6
Collection of claims	0.2
Improvements in financial status	0.4

Total	1.3	(N)

Above	(M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.2

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.0	0.3		(4.7)
Claims under high risk	0.7	0.8		0.0

Total	5.8	1.1	(O)	(4.7	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.1
Charge-off	1.2
Other	3.3
Collection of claims	3.3
Improvements in financial status	0.0

Total	4.7	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.3

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	7.4	1.8		(5.5)
Claims under high risk	4.5	2.8		(1.7)

Total	11.9	4.6	(Q)	(7.3	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.5
Charge-off	0.5
Other	6.2
Collection of claims	6.1
Improvements in financial status	0.1

Total	7.3	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.8

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005 (a)	As of September 30, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	0.9	0.2		(0.6)
Claims under high risk	9.8	8.4		(1.3)

Total	10.7	8.7	(S)	(2.0	)(T)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.5
Charge-off	(0.0)
Other	0.4
Collection of claims	0.3
Improvements in financial status	0.1

Total	2.0	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.3

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)
	As of September 30, 2,005
Claims to bankrupt and substantially bankrupt debtors	1.4
Claims under high risk	14.9

Total	16.3	(U)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.8

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

8. Classification of Loans by Type of Industry

(1)	Loans by type of industry [Banking:Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	2,859,929	(81,140)	404,600	2,941,070	2,455,329
Manufacturing	213,601	(71,087)	(20,608)	284,688	234,209
Agriculture	140	140	140	—	—
Forestry	23	(15)	(7)	38	31
Fishery	1,000	—	—	1,000	1,000
Mining	2,240	991	916	1,249	1,324
Construction	23,252	(41,318)	(24,388)	64,570	47,640
Utilities	106,065	46,582	49,266	59,483	56,799
Media and Communication	135,358	(136,066)	(39,508)	271,425	174,867
Wholesale and Retail	94,618	(87,972)	3,429	182,590	91,188
Banks and other financial institutions	614,499	7,671	24,102	606,828	590,397
Real estate	306,251	(114,136)	(33,340)	420,388	339,591
Services	139,125	(139,757)	(37,689)	278,882	176,814
Municipal government	12,030	3,249	1,480	8,780	10,550
Other industries	1,211,721	450,578	480,806	761,143	730,914
Overseas offices and loans booked at offshore markets	1,234	(616)	(209)	1,851	1,444

Total	2,861,164	(81,757)	404,391	2,942,922	2,456,773

(2) Domestic consumer loans [Banking:Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	549,738	303,477	314,314	246,261	235,423
Housing loans	533,600	302,145	311,674	231,455	221,926
Others	16,137	1,331	2,640	14,805	13,497
(3) Domestic loans to small/medium-sized companies and individual clients [Banking:Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small/medium-sized companies and individual clients	1,290,243	194,296	250,660	1,095,947	1,039,583
Percentage to total domestic loans	45.11%	7.85%	2.77%	37.26%	42.33%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(4)	Loans by type of industry [Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	111,636	(580,124)	(522,806)	691,760	634,442
Manufacturing	—	(9,790)	(7,214)	9,790	7,214
Agriculture	—	(155)	(148)	155	148
Forestry	—	—	—	—	—
Fishery	—	—	—	—	—
Mining	—	(423)	(354)	423	354
Construction	—	(8,343)	(6,645)	8,343	6,645
Utilities	—	(63,295)	(54,633)	63,295	54,633
Media and Communication	—	(28,598)	(22,962)	28,598	22,962
Wholesale and Retail	—	(11,668)	(4,414)	11,668	4,414
Banks and other financial institutions	37,484	(33,543)	(25,930)	71,028	63,415
Real estate	—	(73,208)	(62,712)	73,208	62,712
Services	200	(20,719)	(20,432)	20,919	20,632
Municipal government	—	—	—	—	—
Other industries	73,951	(330,376)	(317,358)	404,327	391,310
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	111,636	(580,124)	(522,806)	691,760	634,442

(5) Domestic consumer loans [Trust accounts]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	23,421	(375,865)	(345,000)	399,286	368,422
Housing loans	23,421	(371,755)	(341,415)	395,177	364,837
Others	—	(4,109)	(3,584)	4,109	3,584
(6) Domestic loans to small/medium-sized companies and individual clients [Trust accounts]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small/medium-sized companies and individual clients	97,587	(456,270)	(425,519)	553,858	523,107
Percentage to total domestic loans	87.41%	7.35%	4.96%	80.06%	82.45%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

(7)	Loans by type of industry [Banking:Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	2,971,566	(661,265)	(118,206)	3,632,831	3,089,772
Manufacturing	213,601	(80,878)	(27,822)	294,479	241,423
Agriculture	140	(14)	(7)	155	148
Forestry	23	(15)	(7)	38	31
Fishery	1,000	—	—	1,000	1,000
Mining	2,240	567	561	1,673	1,678
Construction	23,252	(49,661)	(31,033)	72,914	54,285
Utilities	106,065	(16,713)	(5,366)	122,779	111,432
Media and Communication	135,358	(164,665)	(62,471)	300,023	197,830
Wholesale and Retail	94,618	(99,641)	(984)	194,259	95,603
Banks and other financial institutions	651,984	(25,872)	(1,827)	677,857	653,812
Real estate	306,251	(187,345)	(96,052)	493,597	402,304
Services	139,325	(160,476)	(58,121)	299,802	197,447
Municipal government	12,030	3,249	1,480	8,780	10,550
Other industries	1,285,673	120,202	163,448	1,165,470	1,122,225
Overseas offices and loans booked at offshore markets	1,234	(616)	(209)	1,851	1,444

Total	2,972,801	(661,881)	(118,415)	3,634,683	3,091,216

(8) Domestic consumer loans [Banking:Non-Consolidated and Trust accounts]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	573,160	(72,388)	(30,685)	645,548	603,845
Housing loans	557,022	(69,609)	(29,741)	626,632	586,763
Others	16,137	(2,778)	(944)	18,915	17,081
(9) Domestic loans to small/medium-sized companies and individual clients [Banking:Non-Consolidated and Trust accounts]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small/medium-sized companies and individual clients	1,387,831	(261,974)	(174,859)	1,649,805	1,562,690
Percentage to total domestic loans	46.70%	1.28%	(3.87)%	45.41%	50.57%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

9.	Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	2,716,297	(295,805)	(37,843)	3,012,102	2,754,141
Deposits (average balance)	2,712,688	(285,477)	(211,733)	2,998,165	2,924,421
Loans (ending balance)	2,861,164	(81,757)	404,391	2,942,922	2,456,773
Loans (average balance)	2,588,644	(246,473)	(163,786)	2,835,118	2,752,430
10. Domestic Deposits [Non-Consolidated]
	(in millions of yen)
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Individuals	1,830,417	(211,587)	(77,078)	2,042,005	1,907,496
Corporations and others	885,796	(83,123)	39,288	968,920	846,507
Domestic deposits	2,716,213	(294,711)	(37,790)	3,010,925	2,754,004
Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.
11. Number of Employees [Non-Consolidated]
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Number of Employees	2,424	(162)	(45)	2,586	2,469
12. Number of Offices [Non-Consolidated]
	As of September 30, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2004 (B)	As of March 31, 2005 (C)
		(A) – (B)	(A) – (C)
Domestic	42	—	—	42	42
Head office and Branches	32	—	—	32	32
Sub-branches and Agencies	10	—	—	10	10
Overseas	—	—	—	—	—
Branches	—	—	—	—	—
Sub-branches	—	—	—	—	—
Representative offices	—	—	—	—	—

Total	42	—	—	42	42

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

13.	Status of Deferred Tax Assets [Non-Consolidated]

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	As of Sep. 30, 2005
		vs. as of Mar. 31, 2005
Deferred tax assets	128.3	(25.7)
Allowance for loan losses	11.3	(25.1)
Write-down of investment securities	81.8	(1.4)
Net operating loss carryforwards	129.7	(1.2)
Reserve for employees’ retirement benefits	1.6	(0.3)
Unrealized losses on securities available for sale	—	—
Other	4.3	(4.8)
Valuation allowance	100.6	(7.3)
Deferred tax liabilities	28.4	11.3
Gains on placing trust for retirement benefits	3.8	—
Unrealized gains on securities available for sale	23.8	11.3
Other	0.7	0.0
Net deferred tax assets	99.9	(37.1)

[Consolidated]

Net deferred tax assets	107.5	(28.5)

(2) Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]

(in billions of yen)
FY 2005
Net business profits before credit costs	36.8
Credit related costs	9.9
Income before income taxes	46.5
Reconciliation to taxable income	(78.2)
Taxable income	(31.7)

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]

	(in billions of yen)
	FY 2000	FY 2001	FY 2002	FY 2003	FY 2004
Net business profits before credit costs	97.4	120.5	102.0	86.0	85.7
Credit related costs	(143.7)	(197.4)	(73.8)	(40.0)	(76.1)
Income before income taxes	(0.9)	(184.8)	(91.2)	52.1	(27.3)
Reconciliation to taxable income	(59.0)	257.1	(90.2)	(159.3)	97.3
Taxable income	(60.0)	72.3	(181.4)	(107.1)	70.0

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Since we have material net operating loss carryforwards as of September 30, 2005, we are classified as “4” described above. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations or restructuring of business, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations or Restructuring of Business]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”; and (iii) we restructured the business due to the merger with The Mitsubishi Trust and Banking Corporation.

(5)	Realizability of Deferred Tax Assets as of September 30, 2005 (Assumptions)

(in billions of yen)
Five year total (2005 2nd half to 2010 1st half)
Net business profits (basis of realizability determination)	369.5
Income before income taxes (basis of realizability determination)	303.2
Taxable income before adjustments (basis of realizability determination) (*1)	316.9
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	316.9
Deferred tax assets as of September 30, 2005 (*2)	128.3

(*1)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*2)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

((UFJ Trust Bank Limited))

14.	Employee’s Retirement Benefits

(1)	Benefit obligation

[Non-Consolidated]

		(in millions of yen)
		As of September 30, 2005
Projected benefits obligation	(A)	138,952
Fair value of plan assets	(B)	139,573
Prepaid pension cost	(C)	37,782
Reserve for employees’ retirement benefits	(D)	235
Total amount unrecognized	(A-B+C+D)	36,927

Unrecognized net actuarial loss		36,927

Note: Discount rate is 1.9%.

(2).	Net periodic pension cost

[Non-Consolidated]

	(in millions of yen)
	For the six months ended September 30, 2005
Net periodic cost of the employees’ retirement benefits		2,529
Service cost		938
Interest cost		1,409
Expected return on plan assets	Δ	1,531
Amortization of net actuarial loss		1,712